Exhibit 99.1
358 South Main Street
Burlington, North Carolina 27215
United States
Adam Schechter
Chairman, President and Chief Executive Officer
                , 2023
Dear Fellow Labcorp Stockholder:
We are pleased to inform you that the board of directors of Laboratory Corporation of America® Holdings (“Labcorp”) has approved the spinoff to stockholders of our Clinical Development and Commercialization Services business. The Clinical Development and Commercialization Services business will be transferred to Fortrea Holdings Inc. (“Fortrea”), a newly incorporated Delaware corporation, and its shares will be distributed to Labcorp stockholders on  June 30, 2023 as a pro rata distribution intended to be tax-free to our stockholders for U.S. federal income tax purposes, except to the extent of any cash received in lieu of fractional shares.
Fortrea will be a leading global contract research organization providing comprehensive phase I through IV biopharmaceutical product and medical device services, patient access solutions and other enabling services to pharmaceutical, biotechnology and medical device organizations. Its common stock will be listed on The Nasdaq Stock Market LLC under the symbol “FTRE.”
As a Labcorp stockholder, you will receive one share of Fortrea common stock for every share of Labcorp common stock you hold as of the record date.
Stockholder approval of the distribution is not required, nor are you required to take any action to receive your Fortrea common shares.
Following completion of the spinoff, Labcorp common shares will continue to trade on the New York Stock Exchange under the symbol “LH” and Labcorp will remain a global leader advancing healthcare through science, innovation and technology with deep scientific expertise, vast health data and insights, and an extensive, advanced global laboratory network.
We invite you to learn more about Fortrea and the spinoff by reviewing the enclosed information statement, which contains important information about Fortrea, including financial information.
Thank you for your continued support of Labcorp and your future support of Fortrea.

Sincerely,

Adam Schechter
Chairman, President and Chief Executive Officer
Laboratory Corporation of America® Holdings
Enclosure

8 Moore Drive
Durham, NC 27709
United States
Thomas Pike
Chairman and Chief Executive Officer
                , 2023
Dear Future Fortrea Stockholder:
I am excited to welcome you as a future stockholder of Fortrea Holdings Inc. (“Fortrea”). Fortrea will hold Labcorp’s Clinical Development and Commercialization Services business, and will be a leading global contract research organization providing phase I through IV biopharmaceutical product and medical device services, patient access solutions and other enabling services to global pharmaceutical, biotechnology and medical device organizations.
Following the spinoff, Fortrea will be positioned to:
•capitalize on growth opportunities across phases I through IV clinical trials and extend its leadership in oncology, cell and gene therapy, rare disease, and other emerging therapeutic areas;
•increase agility with large pharmaceutical and biotechnology clients, ranging from industry leaders to emerging organizations, to better serve customers and advance life-saving therapies;
•utilize access to Labcorp’s vast health and clinical data set through an arrangement which will enable it to provide enhanced trial execution and a differentiated value proposition;
•continue to invest in capabilities, technologies, diverse talent and innovation to enhance trial execution and better serve all of its customers; and
•implement a capital structure that is tailored to support its growth strategy and enhance stakeholder value.
Fortrea’s common stock will be listed on The Nasdaq Stock Market LLC under the symbol “FTRE.”
We look forward to our future as an independent, publicly traded company and to your support as a stockholder of Fortrea.

Sincerely,

Thomas Pike
Chairman and Chief Executive Officer
Fortrea Holdings Inc.
Enclosure

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.
Subject to Completion, dated June 8, 2023
INFORMATION STATEMENT
Fortrea Holdings Inc.
Shares of Common Stock

Laboratory Corporation of America® Holdings (“Labcorp”) is sending this information statement to its stockholders in connection with the pro rata distribution of all the outstanding shares of Fortrea Holdings Inc.’s (“Fortrea”) common stock to holders of Labcorp’s common stock. As of the date of this information statement, Labcorp wholly owns Fortrea.
On July 28, 2022, Labcorp announced a plan to pursue a separation of its Clinical Development and Commercialization Services business from Labcorp through a spinoff (the “spinoff”). Holders of Labcorp’s common stock will be entitled to receive one share of Fortrea common stock for every share of Labcorp common stock owned as of 5:00 p.m., Burlington, North Carolina time, on the record date, June 20, 2023. The distribution date for the spinoff will be June 30, 2023 (the “distribution date”). After the spinoff, Fortrea will be an independent, publicly traded company. The spinoff is intended to be tax-free to Labcorp and its stockholders for U.S. federal income tax purposes, except, in the case of stockholders, to the extent of any cash received in lieu of fractional shares.
You will not be required to pay anything for the Fortrea common stock that will be distributed to you or to surrender or exchange your Labcorp common stock to receive Fortrea common stock in the spinoff. The spinoff will not affect the number of shares of Labcorp common stock that you hold. Immediately following the spinoff, your proportionate interest in Fortrea will be identical to your proportionate interest in Labcorp (as adjusted for any fractional shares). Fortrea common stock will be issued in book-entry form only, which means that no physical stock certificates will be issued. No approval by Labcorp stockholders of the spinoff is required or is being sought. You are not being asked for a proxy and you are requested not to send a proxy.
As discussed under “The Spinoff—Trading of Labcorp Common Stock After the Record Date and On or Prior to the Distribution,” if you sell your Labcorp common stock in the “regular way” market after the record date and before or on the distribution date, you will be selling your right to receive Fortrea common stock in connection with the spinoff. You are encouraged to consult with your financial advisor regarding the specific implications of selling your Labcorp common stock before or on the distribution date.
There is no current trading market for Fortrea common stock. However, we expect that a limited market, commonly known as a “when-issued” trading market, for Fortrea common stock will begin on or about June 16, 2023, and we expect that “regular way” trading of Fortrea common stock will begin the first day of trading after the distribution date. We have applied to list Fortrea common stock on The Nasdaq Stock Market LLC (“NASDAQ”) under the symbol “FTRE.” The spinoff is contingent upon the acceptance of the Fortrea common stock for listing on a national securities exchange approved by Labcorp, such as NASDAQ, subject to official notice of issuance.
In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors ” beginning on page 26 of this information statement.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.
This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.
Labcorp first mailed this information statement to its stockholders on or about                 , 2023.
The date of this information statement is              , 2023.

-i-

Presentation of Information
Unless we otherwise state or the context otherwise indicates, all references in this information statement to “Fortrea,” “us,” “our,” or “we” mean Fortrea Holdings Inc. and its subsidiaries, and all references to “Labcorp” mean Laboratory Corporation of America® Holdings and its subsidiaries, other than, for all periods following the spinoff, Fortrea. When referenced individually, the Clinical Development and Commercialization Services business will refer to the business pre-spinoff, and Fortrea will refer to the business post-spinoff, unless the context otherwise specifies.
The term “GAAP” refers to generally accepted accounting principles in the United States of America (the “U.S.”).
The transaction in which Fortrea will be separated from Labcorp and become an independent, publicly traded company is referred to in this information statement as the “spinoff” and the “separation.” The pro rata distribution of Fortrea common stock to stockholders of Labcorp to affect to the spinoff is referred to in this information statement as the “distribution.”
This information statement is being sent solely to provide information to Labcorp stockholders who will receive Fortrea common stock in connection with the spinoff. It is not provided as an inducement or encouragement to buy or sell any securities. You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information contained in this information statement, unless we are so required by applicable securities laws.
Trademarks and Copyrights
We use various trademarks, service marks, trade names, and brand names, such as Fortrea, endpoint, FSPx, and Xcellerate, that we deem particularly important to the advertising activities and operation of our business, and some of these marks are registered or pending registration in the U.S. and, in some cases, other jurisdictions. This information statement may also refer to the brand names, trademarks, or service marks of other companies. All logos, trademarks, service marks, trade names, brand names, and copyrights cited in this information statement are the property of their respective holders. For convenience, we may not include the SM, ®, ™ or © symbols, but such omission is not meant to indicate that we would not protect our intellectual property rights to the fullest extent allowed by law.
Market and Industry Data
This information statement includes estimates regarding market and industry data and forecasts, which are based on publicly available information, industry publications and surveys, reports from government agencies, reports by market research firms, and our own estimates based on our management's knowledge of, and experience in, the markets in which we compete. This information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in surveys of market size. Furthermore, all of this information involves a variety of assumptions, limitations, and methodologies and is inherently subject to uncertainties, and therefore you are cautioned not to give undue weight to these estimates.
-ii-

QUESTIONS AND ANSWERS ABOUT THE SPINOFF

Q:	What is the spinoff?

A:	The spinoff is the method by which Fortrea will separate from Labcorp. To complete the spinoff, Labcorp will distribute, pro rata and as a dividend to its stockholders, all of the shares of Fortrea common stock that it owns. Following the spinoff, we will be an independent, publicly traded company, and Labcorp will not retain any ownership interest in us. You do not have to pay any consideration or give up any portion of your Labcorp common stock to receive our common stock in the spinoff.

Q:	What is the expected date for the completion of the spinoff?

A:
The completion and timing of the spinoff are dependent on a number of conditions, but if the conditions are timely met, we expect the spinoff to be completed on June 30, 2023. See “The Spinoff—Spinoff Conditions and Termination.”

Q:	What are the reasons for the spinoff?

A:	Labcorp’s Clinical Development and Commercialization Services business operates largely autonomously, although it and Labcorp have benefited by sharing executive management and some overhead costs. Among other benefits, the spinoff is expected to provide each of Labcorp and Fortrea with strengthened strategic flexibility and operational focus to pursue specific market opportunities and better meet customer needs, focused capital structures and capital allocation strategies to drive innovation and growth, a more targeted investment opportunity for different investor bases, the ability to align its particular incentive compensation with its financial performance, and an improved ability to use its equity as consideration for beneficial acquisitions. Labcorp expects that the spinoff will result in enhanced long-term performance of the businesses held by both Labcorp and Fortrea. For more information, see “The Spinoff—Reasons for the Spinoff.”

Q:	What is the Company?

A:	The Company is a Delaware corporation that was formed on January 31, 2023 for the purpose of holding the Fortrea businesses following the spinoff. Prior to the transfer by Labcorp of these businesses, which will occur in connection with the spinoff, we will have had no operations other than those incidental to our formation or undertaken in preparation for the spinoff.

Q:	Who will manage Fortrea after the separation?

A:	We will benefit from an experienced leadership team after the separation. Thomas Pike, who served as President and Chief Executive Officer of the Drug Development, Clinical Development and Commercialization Services business unit of Labcorp since January 2023, will serve as our Chief Executive Officer bringing his 30+ years of industry experience to the job. Jill McConnell, the Chief Financial Officer of the Drug Development, Clinical Development and Commercialization Services business unit of Labcorp, will be appointed as our Chief Financial Officer in connection with the spinoff. Additionally, Mark Morais, President of Clinical Development and Commercial Solutions, within Labcorp Drug Development, and Chief Operating Officer and President of Labcorp Clinical Development, will serve as our Chief Operating Officer and President, Clinical Services.

Mr. Pike will serve as Chairman of our board of directors. We will also benefit from the knowledge, experience, and skills of our full board of directors and officers. For more information regarding our management team and our board of directors following the separation, see “Management.”

Q:	What is being distributed in the spinoff?

A:
Labcorp will distribute one share of Fortrea common stock for every share of Labcorp common stock outstanding as of the record date for the spinoff. The number of Labcorp shares you own and your proportionate interest in Labcorp will not change as a result of the spinoff. Immediately following the spinoff, your proportionate interest in Fortrea will be identical to your proportionate interest in Labcorp (as adjusted for any fractional shares).

Q:	What is the record date for the spinoff, and when will the spinoff occur?

A:
The record date is June 20, 2023, and ownership is determined as of 5:00 p.m., Burlington, North Carolina time, on that date. Fortrea common stock will be distributed on the distribution date, June 30, 2023.

Q:	Can Labcorp decide to cancel the spinoff even if all the conditions have been met?

A:	Yes. The spinoff is subject to the satisfaction or waiver by Labcorp, at the direction of its board of directors, of certain conditions, including, among others, approval of the Labcorp board of directors, declaration of the effectiveness of our registration statement on Form 10 of which this information statement is a part, and receipt of (i) a private letter ruling from the U.S. Internal Revenue Service (the “IRS”) regarding certain U.S. federal income tax matters relating to the spinoff and certain related transactions (which Labcorp has received) and (ii) an opinion of tax counsel regarding the qualification of the spinoff and certain related transactions as generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”). See “The Spinoff—Spinoff Conditions and Termination.” Even if all the conditions are met, Labcorp has the right not to complete the spinoff if, at any time prior to the distribution, the board of directors of Labcorp determines, in its sole and absolute discretion, that the spinoff is not in the best interests of Labcorp or its stockholders, that a sale or other alternative is in the best interests of Labcorp or its stockholders, or that market conditions or other circumstances are such that it is not advisable to separate the Fortrea business from Labcorp at that time. In the event Labcorp, at the direction of its board of directors, amends, modifies, or abandons the spinoff, Labcorp will notify its stockholders in a manner reasonably calculated to inform them of such modifications or abandonment with a press release, Current Report on Form 8-K, or other similar means.

Q:	Can Labcorp waive conditions and still proceed with the spinoff?

Yes. Labcorp may waive conditions to the spinoff in its sole discretion and proceed with the spinoff even if such conditions have not been met. If the spinoff is completed and the Labcorp board of directors waived any such condition, such waiver could have a material adverse effect on (i) Fortrea’s and Labcorp’s respective business, financial condition or results of operations, (ii) the trading price of Fortrea’s common stock, (iii) the ability of stockholders to sell their Fortrea shares after the distribution, including, without limitation, as a result of (a) illiquid trading if Fortrea common stock is not accepted for listing or (b) litigation relating to any injunctions sought to prevent the consummation of the spinoff or (iv) the tax consequences of the spinoff. In the event Labcorp, at the direction of its board of directors, waives a material condition or amends or modifies the spinoff or the ancillary agreements entered into thereto, Labcorp will evaluate the applicable facts and circumstances at that time and make such additional disclosure and take such other actions as Labcorp determines to be necessary and appropriate in accordance with applicable law.

Q:	As a holder of Labcorp common stock as of the record date, what do I have to do to participate in the spinoff?

A:
You are not required to take any action to participate in the spinoff, although you are urged to read this entire document carefully. You will receive one share of Fortrea common stock for every share of Labcorp common stock held as of the record date and retained through the distribution date. You may also participate in the spinoff if you purchase Labcorp common stock in the “regular way” market after the record date and retain your Labcorp common stock through the distribution date. See “The Spinoff—Trading of Labcorp Common Stock After the Record Date and On or Prior to the Distribution.”

Q:	If I sell my shares of Labcorp common stock before or on the distribution date, will I still be entitled to receive shares of Fortrea common stock in the spinoff?

A:
If you own shares of Labcorp common stock on the record date and hold such shares through the distribution date, you will receive one share of Fortrea common stock for every share of Labcorp common stock held as of the record date and retained through the distribution date. However, if you sell shares of Labcorp common stock after the record date and before or on the distribution date, you will also be selling your right to receive shares of Fortrea common stock in connection with the spinoff. See “The Spinoff—Trading of Labcorp Common Stock After the Record Date and On or Prior to the Distribution.” You are encouraged to consult with your financial advisor regarding the specific implications of selling your Labcorp common stock before or on the distribution date.

Q:	How will fractional shares be treated in the spinoff?

A:	Any fractional shares of common stock otherwise issuable to you will be sold on your behalf, and you will receive a cash payment with respect to that fractional share. For an explanation of how the cash payments for fractional shares will be determined, see “The Spinoff—Treatment of Fractional Shares.”

Q:	Will the spinoff affect the trading price of my Labcorp common stock?

A:	Yes, the trading price of Labcorp common stock immediately following the spinoff is expected to be lower than immediately prior to the spinoff because the trading price of Labcorp’s common stock will no longer reflect the value of Fortrea and Labcorp. However, we cannot provide you with any guarantees as to the prices at which the Labcorp common stock or Fortrea common stock will trade following the spinoff.

Q:	Will my Labcorp common stock continue to trade on a stock market?

A:	Yes, Labcorp common stock will continue to be listed on NYSE under the symbol “LH.”

Q:	What are the U.S. federal income tax consequences to me of the distribution of shares of Fortrea common stock pursuant to the spinoff?

A:	Labcorp has received a private letter ruling (the “IRS Ruling”) from the IRS on certain issues relevant to the qualification of the spinoff and certain related transactions as tax-free under Sections
368(a)(1)(D) and 355 of the Code, based on certain facts and representations set forth in such request.
The IRS Ruling does not address all of the requirements for tax-free treatment of the spinoff, and the spinoff is conditioned upon, among other things, Labcorp’s receipt of an opinion of tax counsel regarding the qualification of the spinoff and certain related transactions as generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code. Assuming that the spinoff so qualifies, for U.S. federal income tax purposes, you will not recognize any gain or loss, and no amount will be included in your income in connection with the spinoff, except to the extent of any cash received in lieu of fractional shares. See “The Spinoff—Material U.S. Federal Income Tax Consequences of the Spinoff.” You should consult your tax advisor as to the particular consequences of the spinoff and related transactions to you, including the applicability and effect of any U.S. federal, state and local tax laws, as well as any foreign tax laws.

Q:	When will I receive my shares of Fortrea common stock? Will I receive a stock certificate for my shares of Fortrea common stock distributed as a result of the spinoff?

A:	Registered holders of Labcorp common stock who are entitled to participate in the spinoff will receive a book-entry account statement reflecting their ownership of Fortrea common stock, which means that no physical stock certificates will be issued. For additional information, registered stockholders in the U.S., Canada, or Puerto Rico should contact Labcorp’s transfer agent, American Stock Transfer & Trust Company, at (800) 937-5449 or through email at help@astfinancial.com. Stockholders located outside the U.S., Canada, and Puerto Rico may call +1 (718) 921-8137. If you would like to receive physical certificates evidencing your shares of Fortrea common stock, please contact Fortrea’s transfer agent. See “The Spinoff—When and How You Will Receive Fortrea Shares.”

Q:	What if I hold my shares of common stock through a broker, bank, or other nominee?

A:	Labcorp stockholders who hold their shares of common stock through a broker, bank, or other nominee will have their brokerage account credited with shares of Fortrea common stock. For additional information, those stockholders should contact their broker, bank, or other nominee directly.

Q:	What if I have stock certificates reflecting my shares of Labcorp common stock? Should I send them to the transfer agent or to Labcorp?

A:	You should not send your stock certificates to the transfer agent or to Labcorp. You should retain your Labcorp stock certificates.

Q:	Will Fortrea incur any debt or enter into any financing arrangements prior to or at the time of the spinoff?

A:
In connection with the spinoff, we expect to incur indebtedness in an aggregate principal amount of approximately $1,640 million, which we expect to consist of borrowings under senior secured term loan facilities and senior secured notes. We also expect to enter into a $450 million senior secured revolving credit facility, which we do not expect to borrow under prior to the spinoff, and an accounts receivable purchase program (“ARPP”), which we also do not expect to take advantage of, other than in a testing capacity, prior to the spinoff. The ARPP establishes a receivables purchase facility that provides for up to approximately $80 million in funding based on the availability of certain eligible receivables and the satisfaction of certain conditions.

We expect to use the proceeds from these debt and other financing transactions to make an expected $1,605 million cash distribution to Labcorp as partial consideration for the assets that will be contributed to us in connection with the spinoff. After giving effect to such payment and approximately $35 million of associated fees and expenses incurred in connection with the entry into the above, we expect to begin operations as an independent company with a cash balance of approximately $120 million. The cash benefit to Labcorp of the dividend offset by the operating cash at spin is expected to be $1,485 million.

Our capital structure, including the terms and conditions thereof, remains under review and will be finalized prior to the spinoff. Once finalized, disclosure regarding our capital structure will be provided in a current report on Form 8-K prior to the consummation of the spinoff. See “Capitalization,” “Unaudited Pro Forma Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity, Capital Resources and Financial Position” and “Description of Certain Indebtedness and Other Financing.” For more information about risks related to our capital structure see “Risk Factors—We may not be able to access the capital and credit markets on terms that are favorable to us, or at all” and “Risk Factors—The terms and conditions of our expected new senior secured term loan facilities, senior secured revolving credit facility, the indenture governing our senior secured notes and the agreement governing the ARPP have not been finalized.”

Q:	Are there risks to owning common stock of Fortrea?

A:	Yes. Ownership of Fortrea common stock is subject to both general and specific risks relating to Fortrea’s business, the industry in which it operates, its ongoing contractual relationships with Labcorp, and its status as a separate, publicly traded company. Ownership of Fortrea common stock is also subject to risks relating to the spinoff. See “Risk Factors.”

Q:	What will govern my rights as a Fortrea stockholder?

A:
Your rights as a Fortrea stockholder will be governed by Delaware law, as well as our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. Below please find a table that outlines the specific material differences between the rights of the holders of Labcorp’s common stock and Fortrea’s common stock at the time of the distribution:

Other than the material differences outlined above, at the time of the distribution, we expect that there will be no other material differences between the rights of the holders of Labcorp’s common stock and the holders of Fortrea’s common stock. For additional details regarding the Fortrea stock and Fortrea stockholder rights, including the fact that rights denoted with a “*” will expire at the annual meeting of stockholders to be held in 2028, see “Description of Capital Stock.”

Q:	Does Fortrea intend to pay cash dividends?

A:	We do not currently expect to declare or pay dividends on our common stock for the foreseeable future. Instead, we intend to retain earnings for use in the operation and expansion of our business. Any future payment of dividends will be at the discretion of our board of directors and will depend upon various factors then existing, including earnings, financial condition, results of operations, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends, restrictions imposed by applicable law, general business conditions, and other factors that our board of directors may deem relevant. See “Dividend Policy.”

Q:	Will Fortrea common stock trade on a stock market?

A:	Yes. Currently, there is no public market for our common stock. We have applied to list our common stock on NASDAQ under the symbol “FTRE.” We cannot predict the trading price for our common stock when such trading begins.

Q:	What will happen to Labcorp stock options, restricted stock, performance stock unit awards, restricted stock units, and deferred stock unit awards?

A:	Generally, outstanding Labcorp equity awards held by employees of Fortrea will be converted into Fortrea equity awards, and outstanding Labcorp equity awards held by employees of Labcorp will remain Labcorp equity awards. As of the distribution date, (i) the exercise price and number of options subject to each outstanding Labcorp stock option award will be adjusted in a manner intended to provide the same value from immediately before the spinoff to immediately after the spinoff, (ii) each restricted stock unit award that is held immediately prior to the spinoff by any employee of Fortrea will be converted into a respective restricted stock unit award denominated in shares of our common stock; and (iii) each outstanding performance share award that is held immediately prior to the spinoff by any employee of Fortrea will be treated as follows: (a) performance share awards for the 2021 to 2023 performance period will be converted into time-based restricted stock units denominated in shares of our common stock based on achievement of performance goals as determined by the Compensation and Human Capital Committee (the “Labcorp Compensation Committee”) of Labcorp’s board of directors immediately prior to the spinoff; (b) performance share awards for the 2022 to 2024 performance period will be converted into awards denominated in shares of our common stock, with 50% of the target number being converted into time-based restricted stock units based on achievement of performance goals as determined by the Labcorp Compensation Committee immediately prior to the spinoff and the remaining 50% of the target number being converted into performance shares of Fortrea subject to the achievement of performance criteria established by the Labcorp Compensation Committee, and subject to further review and modification by Fortrea in its discretion; and (c) performance share awards for the 2023 to 2025 performance period shall be converted into performance shares of Fortrea subject to the achievement of performance criteria established by the Labcorp Compensation Committee, and subject to further review and modification by Fortrea in its discretion. Each of our converted awards will generally be subject to the same terms, vesting conditions and other restrictions that applied to the original Labcorp award immediately before the spinoff except that performance-vesting conditions applicable to performance share awards will be adjusted as described in the preceding sentence. For further information regarding the treatment of equity awards in the spinoff, see “The Spinoff—Stock-Based Plans—Treatment of Equity-Based Compensation.”

Q:	What will the relationship between Labcorp and Fortrea be following the spinoff?

A:	In connection with the spinoff, we and Labcorp will enter into a separation and distribution agreement that will contain key provisions relating to the separation of our business from Labcorp, the transfer of Labcorp’s Clinical Development and Commercialization Services business to us, and the distribution of our common stock. In addition, we and Labcorp will enter into several agreements to govern our relationship following the distribution, including a tax matters agreement, an employee matters agreement, a transition services agreement, lease agreements and other agreements governing ongoing commercial relationships. See “Relationship with Labcorp After the Spinoff—Agreements Between Labcorp and Us.”

Q:	Will I have appraisal rights in connection with the spinoff?

A:	No. Holders of Labcorp common stock are not entitled to appraisal rights in connection with the spinoff.

Q:	Who is the transfer agent for your shares of common stock?

A:	American Stock Transfer & Trust Company.

Q:	Who is the distribution agent for the spinoff?

A:	American Stock Transfer & Trust Company.

Q:	Whom can I contact for more information?

A:	If you have questions relating to the mechanics of the distribution of Fortrea common stock, you should contact the distribution agent:

By Mail, Overnight Courier or Hand-Delivery to:

American Stock Transfer & Trust Company Shareholder Services 6201 Fifteenth Avenue Brooklyn, NY 11219

By Phone or Email:

Telephone: (800) 937-5449 Outside the U.S., Canada and Puerto Rico: +1 (718) 921-8137 Email: help@astfinancial.com

Before the spinoff, if you have questions relating to the spinoff, you should contact Labcorp at:

Laboratory Corporation of America Holdings 358 South Main Street Burlington, North Carolina 27215 Attention: Chas Cook, VP Investor Relations Telephone: +1 (336) 436-5076

After the spinoff, if you have questions relating to Fortrea, you should contact Fortrea at:

Fortrea Holdings Inc. 8 Moore Drive Durham, NC 27709 Attention: Hima Inguva, SVP of Investor Relations, Corporate Development and Competitive Intelligence Telephone: +1 (877) 495-0816

SUMMARY
The following is a summary of some of the information contained in this information statement. It does not contain all the details concerning Fortrea or the spinoff, including information that may be important to you. We urge you to read this entire document carefully, including “Risk Factors” and “Unaudited Pro Forma Combined Financial Information” and the combined financial statements and the notes to those financial statements included elsewhere in this information statement.
Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of the separation of Fortrea from Labcorp and the related distribution of our common stock.
Our Business
We are a leading global contract research organization (“CRO”) providing comprehensive phase I through IV biopharmaceutical product and medical device services, patient access solutions and other enabling services. For over 30 years, we have provided our global pharmaceutical, biotechnology, and medical device customers with clinical pharmacology, clinical development, and other service capabilities. In addition, we offer our customers highly flexible delivery models that include Full Service, Functional Service Provider (“FSP”), and Hybrid structures. We believe we are well positioned to leverage our global scale, access to clinical data-driven insights, industry network, and decades of experience to bring customers tailored solutions. Fortrea intends to capitalize on the global demand for clinical development services across a diverse set of therapeutic areas.
Our team of approximately 21,000 staff (including temporary staff and contractors, as well as more than 2,600 global, cross-functional clinical research associates) conducts operations in 90 countries and delivers a broad range of clinical development solutions and other services for our customers. Our services streamline the biopharmaceutical product and medical device development process. Additionally, we successfully utilize enabling technologies to optimize processes and evolve with a dynamic marketplace.
Figure 1: Fortrea’s clinical experience over the past five years
Over the last five years, we have completed approximately 5,400 studies utilizing approximately 83,500 sites spanning 929,100 participants. These studies encompass more than 20 therapeutic areas and every phase of clinical trials. As the volume of clinical development spend outsourced to CROs continues to grow, we are bringing together global scale, deep scientific expertise, and a comprehensive suite of solutions to better serve our customers.
In sum, Fortrea combines decades of domain expertise with the nimbleness required to meet market demand for adaptable engagements with large and small customers. We intend to differentiate this pairing of technical expertise with innovative solutions that provide access to unique clinical data assets. Our relationship with Labcorp and other leading third parties provides Fortrea with actionable and data-driven insights that accelerate investigator and patient recruitment. Further, this key differentiator positions Fortrea to enhance clinical trial diversity while streamlining protocol development processes. We seek to apply creativity and experience to every challenge, and our core competencies create efficiencies to deliver life-changing solutions faster.
Services
Our expertise in the biopharmaceutical product and medical device development process has driven us to design service offerings to better meet the needs of customers. We have a robust customer base across pharmaceutical, biotechnology, and medical device organizations. We manage our business in two reporting segments — Clinical Services and Enabling Services. Our Clinical Services segment, which accounted for 91% of revenues and 94% of operating income in 2022, brings solutions to market which include clinical pharmacology and comprehensive clinical development capabilities. Our Enabling Services segment, which accounted for 9% of revenues and 6% of operating income in 2022, provides patient access and technology solutions which can be deployed across any of our global solutions depending on the scope of our customers’ needs. This comprehensive platform provides our customers with efficient processes across delivery models.
Clinical Services Segment:
•Clinical Pharmacology. Our capabilities and solutions support early-phase studies in normal healthy volunteers, special populations, and patient populations across a spectrum of diseases. We deliver critical services to our customers including first-in-human trials (“FIH”), single ascending dose escalation studies (“SAD”), multiple ascending dose escalation studies (“MAD”), radiolabeled human absorption, metabolism, and excretion pharmacokinetics studies (“AME”), drug-drug interaction (“DDI”), hepatic and renal impairment, food effect, QTc interval, and other study types. In addition, we conduct phase Ib hybrid studies that move from normal healthy volunteers into patient populations, providing early insights into pharmacodynamics and signals of therapeutic effectiveness. We have developed a multi-national infrastructure of phase I facilities in both the U.S. and the United Kingdom (“U.K.”). This infrastructure is part of an integrated platform designed to enable consistent execution of complex early-phase clinical trials. This includes project management, comprehensive monitoring, pharmacokinetic analysis, and biometrics. Over the past five years, we have conducted more than 600 clinical pharmacology studies.
•Clinical Development. We are a leading full-service provider of phase I through IV clinical studies with a flexible approach to serving our customers. Clinical Development is Fortrea’s largest offering in terms of annual revenue contribution, and has been for the last five years. Services include, but are not limited to, regulatory affairs, protocol design, operational planning, study and site start-up, patient recruitment, project management, comprehensive monitoring, data management and biostatistics, pharmacovigilance, medical writing, and mobile clinical services. Our service offerings are supported by technological innovations such as digital and decentralized clinical trial (“DCT”) capabilities. We focus on rapidly expanding research areas such as oncology, rare diseases, and cell and gene therapies. Additionally, we have deep scientific expertise in a broad spectrum of therapeutic areas and diseases, such as cardiovascular, renal, central nervous system (“CNS”) and neurodegenerative, autoimmune, metabolic, infectious disease, dermatology, ophthalmology, immunology, inflammation, respiratory, nephrology, rheumatology, women’s health, and nonalcoholic steatohepatitis (“NASH”), among others. Over the past five years, we have conducted approximately 4,800 phase I through IV clinical trial projects. Clinical development is enhanced by our pharmacology learnings, which we apply to future clinical programs. We also have a significant medical device and diagnostics offering, and have conducted over 700 clinical trials in this area. We believe Fortrea is poised to capture additional market share in the large and expanding development market. .
    We offer our customers a tailored approach to clinical trial solutions through the use of three delivery models: Full Service, FSP, and Hybrid.
◦Full Service. Integrates multiple disciplines from our service offering to comprehensively support our customers in their development programs across key geographies. Our service offering integrates protocol design and operational planning, site start-up and patient recruitment, project and program management, comprehensive site monitoring, centralized monitoring and medical data review, clinical and biometrics services, medical writing, and mobile clinical services. Our project-centric approach utilizes dynamic team resourcing with agile role-based structures. This approach allows for more adaptability to trial types with customer-tailored designs. Our Full Service delivery model has a global reach with over 10,000 staff in over 60 countries, including a strong position in the Asia-Pacific market.
◦Functional Service Provider. Offers customers experienced personnel to perform targeted activities throughout their development programs. This approach reduces our customers’ need to recruit and train dedicated internal resources which saves on cost and time and enables flexibility. Our service offering delivers comprehensive, strategic solutions designed to adapt to the level of customer control and infrastructure. Our FSP team can provide dedicated offerings in clinical operations, clinical data management, biostatistics, statistical programming, pharmacovigilance, mobile clinical services, and medical writing, among other customized solutions. Additionally, our Functional Service Provider delivery model has a global infrastructure, with in-country, regional, on, near and off-shore models and over 6,000 global staff.
◦Hybrid. Provides the project-centric approach of a Full Service model while integrating FSP models, to varying degrees on large portfolios with therapeutic similarities, to drive efficiencies and enhance sponsor control for clinical development. Our ability to tailor our services to customer needs demonstrates the flexibility we can offer customers across the industry value chain. Fortrea offers this flexibility at a global scale and we expect to position our team as a partner of choice for customers that require a tailored approach
•Consulting Services. We provide consulting services that include product development strategy, protocol development, regulatory advisory, patient access guidance, and medical affairs advisory. This solution supports critical decision points in the lifecycle of our customers’ products. Further, this spinoff gives Fortrea ample opportunity to expand customer relationships that bolt on additional services in our portfolio.
Enabling Services Segment:
•Patient Access. Fortrea has established a comprehensive portfolio of services to optimize patient support, adherence, and product access. We provide solutions for co-pay, reimbursement and affordability assistance, real-time analytics and market access consulting. Our team operates on behalf of biopharmaceutical product and medical device manufacturers by employing highly trained agents within contact centers and field-based teams. Our field reimbursement specialists enable healthcare practitioners in the United States to navigate product access for their patients. Our nurse-educator staffed call centers provide customized patient support programs designed to address barriers to product use and adherence. We have our non-commercial specialty pharmacy solution providing cold chain storage and specialty prescription dispensing on behalf of biopharmaceutical customers. Our priority is to help patients gain access to treatments on behalf of our customers.
•Technology Solutions. We provide our customers access to products that support critical decision points in the lifecycle of their assets. Endpoint Clinical (“Endpoint”) provides comprehensive randomization and trial supply management (“RTSM”) technology solutions. Our Interactive Response Technology (“IRT”) and clinical supplies management solution, streamlines complex randomization and trial supply methods, refines and improves drug supply management, and simplifies site, study and subject administration. Our flexible RTSM technology enables customers to manage a broad range of standard and complex randomization methods, supporting complex trial designs. We believe these products optimize the supply chain and minimize operational costs, while supporting timely and accurate patient dosing. We have invested in direct-to-patient technology that provides comprehensive DCT capabilities supporting electronic solutions and telemedicine to augment trial experiences by decreasing the burden of participation for patients. We also offer a suite of technology and data to deliver insights that enable development and oversight in the effort to maximize trial outcomes. These tools include modules focused on study design optimization; extensive risk, issue, and quality management; centralized data and medical review; diversity and inclusion study insights; clinical monitoring and study oversight.
Industry
CROs provide services to assist in phase I through phase IV clinical trials and commercialization to accelerate the development and reach of safe, effective medical therapies and devices. Developing new biopharmaceutical products and medical devices for the treatment of human disease is a complex, costly, and lengthy process. Prior to commercialization, a biopharmaceutical product or medical device must undergo extensive pre-clinical and clinical testing as well as regulatory review to demonstrate an acceptable benefit-risk profile by regulatory authorities. As a result, bringing a new biopharmaceutical product or medical device to market can take up to 12 years and costs $2.5 billion or more on average.1
The biopharmaceutical product development process consists of three stages: pre-clinical, clinical, and commercialization. The pre-clinical process is the stage of research that begins prior to clinical studies and collects data on the feasibility, efficacy, and safety of drugs through experiments outside of the human body. The clinical stage is the most time-consuming and expensive part of the drug development process. During this stage, the product candidate undergoes a series of tests on humans. In phase I, small groups of study volunteers are exposed to ascending doses of the experimental product in order to assess safety and to determine the distribution of the drug and maximally tolerated dose. Preliminary assessment of the relationships between dosage, safety, and effectiveness follow in phase II before expanding to larger trials, phase III, to formally test effectiveness and safety in the target population. Phase IV, or post-approval trials, involves monitoring or verifying the risks and benefits of a drug product.
The clinical development market is a large, attractive and growing market. Clinical development spend by the pharmaceutical and biotechnology industry was estimated at $100 billion in 20222. Of this, we estimate the current addressable market for Fortrea to be $35 billion. Over the next several years, pharmaceutical and biotechnology companies are projected to increase research and development (“R&D”) investment, grow their pipelines, and outsource more programs to CROs. We believe these underlying market trends represent a significant opportunity for us.
In addition to the growth in R&D expenses, an increase in outsourcing has also supported the growth of the CRO sector. Global pharmaceutical and biotechnology companies are a major driver of this growth as they continue to outsource a significant amount of the biopharmaceutical product development process as they seek therapeutic diversity for their pipelines, target diverse global populations, and require deep scientific research. We believe there are three key trends affecting our end markets and believe that such trends will continue creating an increased demand for our services:
•Increasing Pharmaceutical and Biotechnology R&D Spend. Growing R&D investment will help propel the CRO market as new indications are discovered, resulting in a greater demand for clinical trials. Over the past decade, we have seen the biopharma industry leverage science, technology, and artificial intelligence (“AI”) to advance the level of understanding of the pathogenesis of human disease, and to identify new therapeutic targets and treatments. Despite a relative downturn in 2022 compared to 2020 and 2021, over the medium to longer term we expect the biotechnology funding to be strong.
•Elevated Outsourcing Levels. As large biopharmaceutical companies seek to reduce the cost and time to develop biopharmaceutical products, they have increasingly relied on CROs for services to preserve flexibility and reduce costs associated with clinical trials and improve time to market. According to multiple industry investment sources, the CRO market is expected to grow more slowly for the next two years, at approximately 3-5%, returning to a growth rate of 6-9% in the longer term. The growth is driven by low single-digit percentile growth from large pharmaceutical companies, double-digit percentile growth from smaller biotechnology companies, and a continued drive for more outsourcing generally.
1 Geoffrey Levitt testimony before Senate Judiciary Committee July 31, 2021.
2 Simoens S and Huys I (2021) R&D Costs of New Medicines: A Landscape Analysis: Front. Med. 8:760762. doi: 10.3389/fmed.2021.760762 and 2022 Pharma R&D Spend. Evaluate Ltd.

•Expanding Scope of Capabilities. CROs have successfully expanded the scope of services they are able to offer pharmaceutical, biotechnology, and medical device companies, increasing the addressable market that they serve. Examples include the expansion of DCT services, global logistics, and management of highly complex biologics, and cell and gene therapy trials. The need for biopharmaceutical companies to expand the commercial potential of their products internationally has been a catalyst for the increasingly global nature of clinical trials. CROs that can capitalize on extensive datasets to inform decisions and increase efficiency in international clinical trials have benefited from these changing dynamics. As R&D pipelines continue to prioritize biologics and advanced therapies, such as cell and gene therapies, additional complex clinical trial capabilities will also be required from CROs. We are built to handle this increased complexity and global demand that underpin these industry tailwinds.
Despite the large, attractive and growing market that Fortrea operates in, our business is subject to a number of risks inherent to our industry, including our customers’ ability to access sufficient funding to complete clinical trials, our ability to generate net new business awards or our new business awards being delayed, terminated, reduced in scope, or failing to go to contract, and our ability to contract with suitable investigators and recruit and enroll patients for clinical trials, among others. Any number of these factors could impact our business, and there is no guarantee that our historical performance will be predictive of future operational and financial performance. For a description of the challenges we face and the risks and limitations that could harm our prospects, see “Cautionary Statement Concerning Forward-Looking Statements,” “—Summary of Risk Factors” and “Risk Factors” included elsewhere in this information statement.
Competitive Strengths
We believe we are strategically positioned to serve the pharmaceutical, biotechnology, and medical device industries. Our credibility and reputation in the market is a direct result of our multi-decade track record of operational execution, and effective flexible solutions. Our competitive strengths include:
Extensive History as a Market Leader Across Clinical Development
We have over 30 years of experience providing clinical development services to the pharmaceutical, biotechnology, and medical device industries. We have conducted approximately 4,800 trials across all phases of clinical development in over 90 countries in the last five years. We have an extensive history as a leading organization with a differentiated service offering. We believe that our commitment to continuous services and technology innovations combined with Fortrea’s customizable approach and experience across more than 20 therapeutic areas will enable us to continue to differentiate ourselves from peers in the CRO industry.
Large and Diversified Customer Base
We have a balanced and diverse customer mix serving large and mid-tier pharmaceutical, biotechnology, and medical device organizations. As of the fiscal year ended 2022, no single customer represented more than 10% of our revenue. We seek to be the partner of choice for both leading pharmaceuticals customers and innovative biotechnology companies. In 2022, 54% of our revenue came from leading pharmaceutical customers. We believe our customer base positions us at the forefront of innovation in healthcare and allows us to help our customers efficiently bring the best therapeutic solutions to patients.
Global and Stable Customer Relationships
Our scale and expertise are key competitive advantages that make us a multi-dimensional partner for our customers. Our top 20 customers have consistently represented approximately 60% of total revenue for 2022, 2021, and 2020. Additionally, most of our customers use us for more than one service. On average, our customers leverage three or more of our services. We believe that our global capabilities and expertise are considered a differentiator by our top customers. With a portfolio of projects that extend over multiple years, our longer-term contract durations give us confidence and visibility into our future revenues.
A selection of our customers can be found below:

Access to Actionable Clinical Data and Insights
Access to data is foundational to any CRO and we believe our arrangement with Labcorp and other continuing strategic engagements will be differentiated by the quality of insights our data can provide. We intend to continue to prioritize actionable data as we further scale our data repositories. We believe that we have the opportunity to optimize the clinical development process through accelerating the recruitment, increasing the diversity and improving the retention of patients.
Through our unique relationship with Labcorp, we (i) have access to, in our opinion, one of the largest sets of global clinical trial data, which enables us to progress clinical trials forward more efficiently and (ii) are able to leverage Labcorp’s world-class diagnostics network that performs over 600 million tests per year. Those test results help researchers, medical professionals, and patients make important health decisions and provide insights that help identify individuals who might benefit from enrolling in specific drug trials. Our initial two-year access to extensive health and clinical data provides strategic flexibility and operational direction to efficiently meet our customers’ needs.
Expertise Across Rapidly Expanding Therapeutic Areas
We believe that our focus and expertise across rapidly growing scientific areas provide us with advantages over our competitors. Fortrea’s expertise spans oncology, CNS and neurodegenerative disease, cardiovascular, renal, NASH, rare disease, cell and gene therapy, and many more. These scientific areas represent the majority of the industry’s drug development pipelines.
Oncology makes up a large portion of our business and continues to grow. Through 2021, we have completed over 1,200 oncology clinical trials and serviced over 210,000 patients in nine primary indications. Oncology new business awards grew 65% in 2022, year-over-year. In 2022, 46% of our therapeutic based revenue related to Oncology studies. In addition to Fortrea’s success in oncology, science, innovation, and technology, we plan to leverage our capabilities to successfully capture additional market share across high-growth therapeutic areas such as CNS and neurodegenerative disease, cell and gene therapy, cardiovascular, renal, NASH, rare disease, and more.
Growth Strategy
Our growth strategy aligns with both our management team’s key focus areas and our customers’ priorities. As a public company, Fortrea plans to:
Increase Effectiveness Through Site Support Strategies and Services
Investigator sites have traditionally been a challenging part of the predictability and speed associated with clinical research. Recently with COVID-19, global political challenges, and the proliferation of technology choices, site productivity and effectiveness, as well as investigator participation, are major challenges to the industry. More positively, many sites and technology start-ups are innovating around data, electronic medical records, and technology. Further, there are also site management organizations emerging that have adopted the concept of using participants’ homes and “third places” in studies to improve the patient experience.
Fortrea will leverage a combination of technologies, data, and services to better understand the augmented services that sites need to select trials, identify and enroll patients, and conduct and close out studies. These include the administrative and clinical support, tools, data and analysis to enable sites to be more productive, helping overcome challenges with disparate technologies, complex protocols and resource constraints at sites. Fortrea also plans to establish relationships with key innovators. Existing expertise and tools will be consolidated, and further investment in key areas will take place.

Improve Data Driven Site Selection and Patient Centric Recruitment Strategies
We have developed a unique approach of establishing high-value site relationships to support scientific engagement and reduce the time and cost for our customers to develop products. The third-party clinical sites we work with include healthcare systems, dedicated research networks, large group practices, consortiums, and governmental coordinating bodies that represent multiple research partners around the globe. We leverage data-driven approaches to target sites that align with our business needs. These target sites focus on accelerating patient recruitment, efficiently executing trials, and enhancing our site experience while demonstrating partner superiority in speed, recruitment, and quality.
We are committed to increasing the diversity of patient populations within clinical trials and we have developed a holistic strategy that is focused on partnering with customers, sites, investigators, and communities to address this commitment. Through these collaborations and by utilizing innovative solutions to support the diversity plans expected by global regulatory authorities, we will further strengthen our reputation as a strategic partner of choice.
Pursue “Ideal Scale” to Support the Research Requirements of Our Customers
The landscape for clinical trials is evolving, both with changes to global business practices, and the commercialization strategies of our clients. While the number of novel therapies is increasing, the markets willingness to approve, pay for and distribute therapies is changing. At the same time, global geographic realities have impacted the locations where clinical trials can be conducted. In certain countries, such as the U.S., the need for inclusion of underrepresented minorities and other related goals have become paramount. Today, we have relationships in over 90 countries including all of the major pharmaceutical and biotechnology markets. Notably, Fortrea’s approximately 19,000 employees are strategically balanced throughout the world. This is evidenced by our employee breakdown by region, which is as follows: 36% in the Americas, 25% in EMEA, and 39% in Asia-Pacific. At our size, we believe we are more efficient in decision making to positively impact processes and technologies. We will continue to strategically invest in new markets that synergize with our customers’ needs, and the demand of the global clinical trial landscape.
Align with Innovators Through Selective Investment in Technology for Speed and Simplification
The last decade has seen a substantial improvement in technology supporting clinical research, as well as an increase in both access to and analysis of relevant data. The past decade has seen the wider availability of electronic medical record data, use of natural language processing for handwritten notes, and the integration of genetic, pathology and other data into key decision processes. Fortrea has invested in technology and utilized in-house and Labcorp data to be more effective in the conduct of trials, related services and certain commercial areas. Our executive team maintains relationships with top technology and data vendors in the industry and will use its “ideal scale” to help bring innovations to sites and sponsors. At the same time, we will continue to invest in selective technologies to improve process cycle time and simplify the increasingly complex protocols for both sites and our employees.
Over the last five years, we have significantly invested in our platform to advance all facets of our clinical development services, key technologies, and data utilization to better serve our customers. These investments include artificial intelligence and machine learning, full service and programmatic development models, data visualization, a full suite of biometric services and clinical data management globally across all phases and delivery models, and DCT capabilities, among others. Looking ahead, we will continue to invest in our capabilities, therapeutic expertise, and ability to generate insights through data and analytics. Our goal is to reduce cost and increase efficiency of clinical trial execution to enhance the quality of our offerings for our customers. We will support our customers in the development of innovative, life-changing biopharmaceutical products, and medical devices while remaining a global leader in clinical trial design and execution.
Become the Partner of Choice for Sponsor Companies and Service Providers
The challenges of clinical research are too complex to be solved by a single company. CROs now have therapeutic and logistical expertise at scale, as do some but not all pharmaceutical, biotechnology, and medical device companies. Increased and early sharing of development and pipeline goals, protocols and issues by all parties combined with strong relationship and program management increase efficiency and promote the adoption of innovative delivery models. Further, our service provider relationships support customers through custom capabilities to bring new products to market with a focus on speed and cost efficiency. Pharmaceutical, biotechnology, and medical device companies seek CRO providers that focus on their core competencies to complement their entire molecule development strategy. For example, we have formed a two-year strategic relationship with Labcorp to develop opportunities where a joint offering of services could be presented to pharmaceutical, biotechnology and medical device customers. These combined solutions utilize services that include de-identified patient and site performance data, patient recruitment and engagement offerings, and central laboratory and bioanalysis services.
Create an Inclusive Culture of Careers with Meaning as a Competitive Advantage
CROs as well as pharmaceutical, biotechnology and medical device sponsors and investigator sites have been impacted by turnover in rapidly growing markets. Recently, this has been compounded by the increased turnover in global employment markets, remote hiring and work, and shortages in related professions such as nursing and computer science. We have a five-part strategy to improve the attractiveness of working at our organization for a longer duration or a career. The focus areas are: Meaningful Work; 360 Degree Relationships; Quality Interactions; Career Mobility; and Respect for the Individual. In a program such as this, execution is paramount. We have an execution program we believe will deliver results, inclusive of global, early talent development academies and diversity focused and career development employee resource groups. This will be supported by investments in process and technology that benefit both our workforce and customers.
Expand Expertise in Existing and Novel Therapeutic Areas
We believe that our therapeutic expertise across all clinical phases of drug development is critical to the proper design and management of clinical trials. Our expertise helps us deliver enhanced value to our customers through a reduction in the cost and time to bring drugs and devices to market. We have significant expertise in several of the rapidly-growing scientific areas including oncology, CNS and neurodegenerative disease, cardiovascular, renal, NASH, rare disease, cell and gene therapy, and several emerging therapeutic areas. The oncology market remains an area of unmet medical need that receives significant investment in R&D. As part of our mission to drive value for customers, we will continue to try to capitalize on the expansion of opportunities in such key areas as oncology, CNS and neurodegenerative, NASH, and autoimmune. While Fortrea has significant expertise and experience in these scientific areas, we are confident that there is ample opportunity for future growth.
Enhance Agile Approach and Project Centric Service Offering
Our agile approach to serving our customers is a distinct advantage for us when we go to market. We believe that our flexible approach has been a key element of our ability to win new customers and retain existing customers across all of our business segments. Fortrea’s model is informed by continuous external stakeholder market research. Our analysis highlighted that customers are seeking a partnership rooted in trust and transparency demonstrating the agility and flexibility to meet their individual needs while delivering speed to market and creative solutions. We expect biotechnology companies to increasingly choose CROs that provide highly flexible offerings to meet the changing drug development landscape. In addition, large pharmaceutical companies continue to look for adaptable solutions to conform to customized partner-driven approaches. As the demand for novel solutions increases, we expect that our existing flexible approach to serving our customers will enable us to further grow as an organization.
Build on Strengths in Clinical Pharmacology
We are a market leader in clinical pharmacology studies, including highly specialized human AME studies. We are committed to growing our clinical pharmacology business through the expansion of our existing clinics and through our new state-of-the-art facility in Leeds, U.K. We have integrated technology and artificial intelligence successfully within our clinic scheduling process to optimize the utilization of bed-space and have implemented bedside data capture technology. We are also focused on optimizing delivery in more complex hybrid study designs that include both healthy volunteers and patients through the utilization of our own clinics in combination with an expanded global site network.

Competition
Our operations in the drug development services industry involve high levels of competition, consisting of hundreds of small, limited-scope service providers and a smaller number of large full-service drug development companies. While the industry has seen an increasing level of consolidation over the past several years, primarily driven by the larger full-service providers, it remains highly fragmented.
Our main competition consists of these small and large CROs, as well as in-house departments of pharmaceutical, biotechnology, and medical device companies and, to a lesser extent, select universities and teaching hospitals and site management organizations. Our services have periodically experienced heightened competition, including competition among CROs for both customers and potential acquisitions. We believe that our significant therapeutic expertise, global reach, integrated model, customer service strategies, access to data, and operational strengths differentiate us from our competitors across all of our segments.
Our major competitors include IQVIA, ICON, Parexel, PPD, a subsidiary of Thermo Fisher Scientific Inc., Medpace Holdings, and Syneos Health. We believe our success with customers has been rooted in transparent partnerships that offer agile solutions and support speed to market. We believe we are positioned to be more flexible and customer focused than our larger competition while offering the global scale that our smaller competition lacks.
Backlog and Net New Business
Our backlog represents anticipated revenue for work not yet completed or performed under executed contracts and other forms of written confirmation, where there is sufficient or reasonable certainty about the customer’s ability and intent to fund and commence the services within twelve months. We adjust backlog for foreign currency fluctuations and exclude from backlog revenue that has been recognized as revenue in our statements of operations. Our backlog was $8.6 billion, $8.1 billion, and $8.9 billion at December 31, 2022 and 2021 and March 31, 2023, respectively.
We add net new business to backlog based on the aforementioned criteria. Additionally, each period we evaluate previously awarded projects to adjust for modifications, cancellations, foreign currency fluctuations, and other items. Net new business varies from period to period depending on numerous factors, including customer award volume, sales performance, and overall health of the biopharmaceutical industry, among others. While customers with whom we have had long-standing relationships have continued to award new orders to us, we have experienced some fluctuations in our net new business award levels over the last few quarters driven, we believe, by recent macroeconomic factors affecting the industry and customer hesitation ahead of the spinoff. Some clients have indicated that they are waiting until after the spinoff is complete to award new business. Our net new business awards were $3.7 billion, $3.4 billion and $3.7 billion for the years ended December 31, 2022, 2021 and 2020, respectively, and $3.8 billion and $3.4 billion for the trailing twelve months ended March 31, 2023 and 2022, respectively.
We do not believe that, as a sole measure, our backlog and net new business are consistent indicators of future revenue because they have been, and likely will continue to be, affected by a number of factors, including the variable size and duration of projects, many of which are performed over several years, and changes to the scope of work during the course of projects. Additionally, projects may be canceled or delayed by the customer or regulatory authorities. We generally do not have a contractual right to the full amount of the contract award reflected in our backlog. If a customer cancels a contract, we generally will be reimbursed for the costs we have incurred. For more information about risks related to our backlog see “Risk Factors—Risks Relating to Our Business—Our backlog might not be indicative of our future revenues, and we might not realize all of the anticipated future revenue reflected in our backlog.”
Sales, Customer Service, and Marketing
Our global sales and customer service organization provides dedicated customer coverage across pharmaceutical, biotechnology, and medical devices industries. This includes a range of solutions such as, but not limited to, clinical trials, biomarkers, technology services, and other services. Our total staff base of approximately 21,000 includes a highly focused, experienced, and trained team of professional business development and customer facing representatives and support staff working on securing, servicing, and expanding business from both new and existing customers.
Our approach to sales and marketing involves the collaboration of scientific, operational, and technical staff with our business development, customer facing project personnel, and senior leadership teams. We embed our scientific team and project personnel from the beginning of the sales process when we first engage potential customers. They remain embedded across the lifecycle of the sale and throughout the life of the project, program or partnership. This strategy allows us to consult collaboratively with our customers throughout the lifecycle of our engagement.
Our marketing efforts support the activities of our business development and customer facing staff. Our global marketing initiatives include integrated, digitally enabled, omni-channel campaigns and communication programs designed to help customers research our services, understand our differentiation, and learn more about our capabilities. We provide our perspective on current industry challenges and developments to create an ongoing dialogue with our current and prospective customers and to promote our scientific expertise, differentiated service offerings, quality, and technology.
Corporate Information
Fortrea was incorporated in Delaware on January 31, 2023. The current address of Fortrea’s principal executive offices is 8 Moore Drive, Durham, North Carolina 27709. Fortrea can be contacted by calling (877) 495-0816. Fortrea maintains an internet site at www.fortrea.com. Fortrea’s website and the information contained therein or connected thereto are not incorporated into this information statement or the registration statement of which this information statement forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.
Reason for Furnishing this Information Statement
This information statement is being furnished solely to provide information to Labcorp stockholders who will receive Fortrea common stock in the spinoff. It is not to be construed as an inducement or encouragement to buy or sell any of our securities. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither we nor Labcorp undertake any obligation to update the information, except to the extent so required by applicable securities laws.
Summary of Risk Factors
An investment in us is subject to a number of risks, including risks related to the spinoff, our business and the industry in which we operate, laws and regulations, technology and cybersecurity, the securities market and our common stock. Set forth below is a summary of some, but not all, of these risks. Please see “Risk Factors” for a more detailed description of these and other risks.
Risks Relating to the Spinoff
•We may not realize the potential benefits from the spinoff.
•We have no history operating as an independent public company. We will incur additional expenses to create or supplement the corporate infrastructure necessary to operate as an independent public company and we will experience increased ongoing costs in connection with being an independent public company.
•Our historical combined and pro forma financial information are not necessarily indicative of our future financial condition, results of operations, or cash flows nor do they reflect what our financial condition, results of operations, or cash flows would have been as an independent public company during the periods presented.
•If the spinoff and certain related transactions fail to qualify under Sections 355 and 368(a)(1)(D) of the Code, Labcorp and its stockholders could incur significant tax liabilities, and we could be required to indemnify Labcorp for taxes that could be material pursuant to indemnification obligations under the tax matters agreement.
•We might not be able to engage in certain transactions and equity issuances following the spinoff.
Risks Relating to Our Business
•If we do not generate a large number of net new business awards, or if net new business awards are delayed, terminated, reduced in scope, or fail to go to contract, our business, financial condition, results of operations, or cash flows may be materially adversely affected.
•If we are unable to contract with suitable investigators and recruit and enroll patients for clinical trials, our business might suffer.
•The COVID-19 pandemic and associated economic repercussions have adversely impacted our business and results of operations, and are expected to continue to do so.
•Our customer or therapeutic area concentration may have a material adverse effect on our business, financial condition, results of operations or cash flows.
•Increased competition, including price competition, could have a material adverse effect on our revenues and profitability.
•We depend on third parties to provide services critical to our business, and depend on them to comply with applicable laws and regulations.
•We depend on access to data and an inability to access the necessary data from Labcorp or others on commercially reasonable terms or at all could adversely affect our business.
Risks Relating to Regulatory and Compliance Matters
•Failure to comply with the regulations of pharmaceutical and medical device regulatory agencies, such as the U.S. Food and Drug Administration (the “FDA”), the Medicines and Healthcare Products Regulatory Agency (the “MHRA”) in the U.K., the European Medicines Agency (the “EMA”), the National Medical Products Administration (the “NMPA”) in China, and the Pharmaceuticals and Medical Devices Agency (the “PMDA”) in Japan, could result in sanctions and/or remedies against us and have a material adverse effect on us.
•Failure to comply with national, state, local or international environmental, health and safety laws and regulations, could result in fines and penalties and loss of licensure, and have a material adverse effect upon our business.
•Changes in government regulation or in practices relating to the pharmaceutical, biotechnology, or medical device industries could decrease the need for certain services that we provide.
•Failure to comply with federal, state, and foreign laws and regulations, including healthcare fraud and abuse laws and regulations, anti-corruption laws and regulations, trade sanction laws and regulations, and privacy and security laws and regulations, could result in substantial penalties and our business, financial condition, results of operations, cash flows, and prospects could be adversely affected.
Risks Relating to Technology and Cybersecurity
•Failure to maintain the security of customer-related information or compliance with security requirements could damage our reputation with customers, cause us to incur substantial additional costs and become subject to litigation and enforcement actions.

Risks Relating to Legal Matters
•Failure to comply with the contractual requirements of our agreements with customers or third party service providers could result in claims and/or remedies against us and have a material adverse effect on us and our reputation could be harmed.
•Contract research services in the drug development industry create liability risks.
Risks Relating to Financial Matters
•We bear financial risk for contracts that, including for reasons beyond our control, may be underpriced, subject to cost overruns, delayed, or terminated or reduced in scope.
•A significant increase in our days sales outstanding could have an adverse effect on our business, including our cash flow, by increasing our bad debt or decreasing our cash flow.
•Our revenues depend on the pharmaceutical, biotechnology and medical device industries.
•Our future debt and debt covenant requirements may limit cash flow available to invest in the ongoing needs of our business.
Risks Relating to General Matters
•General or macro-economic factors in the U.S. and globally may have a material adverse effect upon us, and a significant deterioration in the economy could negatively impact our services, cash collections, profitability, and the availability and cost of credit.
Risks Relating to Ownership of Our Common Stock
•Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our common stock following the spinoff.
Summary of the Spinoff
The following is a brief summary of the terms of the spinoff. Please see “The Spinoff” for a more detailed description of the matters described below.

Distributing company	Labcorp, which wholly owns Fortrea. After the distribution, Labcorp will not retain any shares of Fortrea’s common stock.

Distributed company	Fortrea, which is currently wholly owned by Labcorp. After the distribution, Fortrea will be an independent, publicly traded company.

Shares to be distributed
Approximately 88.6 million shares of Fortrea common stock distributed on a pro rata basis. Our common stock to be distributed will constitute all of our outstanding common stock immediately after the spinoff.

Distribution ratio	Each holder of Labcorp common stock will receive one share of Fortrea common stock for every share of Labcorp common stock owned by such holder on the record date.

Fractional shares	The transfer agent identified below will aggregate fractional shares into whole shares and sell them on behalf of stockholders in the open market, when, how, and through which broker-dealers as determined in its sole discretion without any influence by Labcorp or us, at prevailing market prices and distribute the proceeds pro rata to each Labcorp stockholder who would otherwise have been entitled to receive a fractional share in the spinoff. You will not be entitled to any interest on the amount of payment made to you in lieu of a fractional share. The transfer agent is not an affiliate of Labcorp or us. See “The Spinoff—Treatment of Fractional Shares.”

Distribution procedures	On or about the distribution date, the distribution agent identified below will distribute our common stock by crediting those shares to book-entry accounts established by the transfer agent for persons who were stockholders of Labcorp as of 5:00 p.m., Burlington, North Carolina, on the record date. You will not be required to make any payment or surrender or exchange your Labcorp common stock or take any other action to receive our common stock. However, as discussed below, if you sell Labcorp common stock in the “regular way” market between the record date and the distribution date, you will be selling your right to receive the associated Fortrea common stock in the distribution. Registered stockholders will receive additional information from the transfer agent shortly after the distribution date. Beneficial stockholders will receive information from their brokerage firms.

Distribution agent, transfer agent and registrar for our common stock	American Stock Transfer & Trust Company

Record date	5:00 p.m., Burlington, North Carolina time, on June 20, 2023

Distribution date	June 30, 2023

Trading after the record date and on or prior to the distribution date	It is anticipated that, beginning shortly before the record date and continuing up to and through the distribution date, Labcorp common stock will trade in two markets on NYSE, a “regular way” market and an “ex-distribution” market. Investors will be able to purchase Labcorp common stock without the right to receive shares of Fortrea common stock in the ex-distribution market for Labcorp common stock. Any holder of Labcorp common stock who sells Labcorp common stock in the “regular way” market after the record date and on or prior to the distribution date will be selling the right to receive shares of Fortrea common stock in the spinoff. You are encouraged to consult with your financial advisor regarding the specific implications of selling Labcorp common stock before or on the distribution date.

Assets and liabilities transferred to the distributed company	Before the distribution date, we and Labcorp will enter into a separation and distribution agreement that will contain key provisions relating to the separation of our business from Labcorp, the transfer of Labcorp’s Clinical Development and Commercialization Services business to us, and the distribution of our common stock. The separation and distribution agreement will identify the assets to be transferred, liabilities to be assumed, and contracts to be assigned to us by Labcorp in the spinoff and describe when and how these transfers, assumptions and assignments will occur. See “Relationship with Labcorp After the Spinoff—Agreements Between Labcorp and Us—Separation and Distribution Agreement.”

Relationship with Labcorp after the spinoff	Before the distribution date, we and Labcorp will enter into several agreements to govern our relationship following the distribution, including a tax matters agreement, an employee matters agreement, a transition services agreement, lease agreements and other agreements governing ongoing commercial relationships. See “Relationship with Labcorp After the Spinoff—Agreements Between Labcorp and Us.”

Indemnities	The separation and distribution agreement to be entered into in connection with the spinoff will provide for cross-indemnification between Labcorp and us. Please see “Relationship with Labcorp After the Spinoff—Agreements Between Labcorp and Us—Separation and Distribution Agreement.” In addition, we will indemnify Labcorp under the tax matters agreement that we will enter into in connection with the spinoff for certain tax matters, including for actions taken by us that cause the spinoff to become taxable to Labcorp. Please see “The Spinoff—Material U.S. Federal Income Tax Consequences of the Spinoff” and “Relationship with Labcorp After the Spinoff—Agreements Between Labcorp and Us—Tax Matters Agreement.”

Material U.S. federal income tax consequences	Labcorp has received an IRS Ruling on certain issues relevant to the qualification of the spinoff and certain related transactions as tax-free under Sections 368(a)(1)(D) and 355 of the Code, based on certain facts and representations set forth in such request. The IRS Ruling does not address all of the requirements for tax-free treatment of the spinoff, and the spinoff is conditioned upon, among other things, Labcorp’s receipt of an opinion of tax counsel regarding the qualification of the spinoff and certain related transactions as generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code. Assuming that the spinoff so qualifies, Labcorp stockholders generally should not be required, for U.S. federal income tax purposes, to recognize any gain or loss or to include any amount in their income upon their receipt of our common stock in the spinoff (other than with respect to cash received in lieu of fractional shares).You should review the section entitled “The Spinoff—Material U.S. Federal Income Tax Consequences of the Spinoff” for a discussion of the material U.S. federal income tax consequences of the spinoff.

Conditions to the spinoff
We expect that the spinoff will be completed on June 30, 2023, provided that the Labcorp board of directors, in its sole and absolute discretion, has either (i) determined that the conditions set forth under the caption “The Spinoff—Spinoff Conditions and Termination” have been satisfied or (ii) waived any such condition. If the spinoff is completed and the Labcorp board of directors waived any such condition, such waiver could have a material adverse effect on (i) Fortrea’s and Labcorp’s respective business, financial condition or results of operations, (ii) the trading price of Fortrea’s common stock, (iii) the ability of stockholders to sell their Fortrea shares after the distribution, including, without limitation, as a result of (a) illiquid trading if Fortrea common stock is not accepted for listing or (b) litigation relating to any injunctions sought to prevent the consummation of the spinoff or (iv) the tax consequences of the spinoff. In the event Labcorp, at the direction of its board of directors, waives a material condition or amends or modifies the spinoff or the ancillary agreements entered into thereto, Labcorp will evaluate the applicable facts and circumstances at that time and make such additional disclosure and take such other actions as Labcorp determines to be necessary and appropriate in accordance with applicable law.

Reasons for the spinoff	Labcorp’s Clinical Development and Commercialization Services business operates largely autonomously, although it and Labcorp have benefited by sharing executive management and some overhead costs. Among other benefits, the spinoff is expected to provide each of Labcorp and Fortrea with strengthened strategic flexibility and operational focus to pursue specific market opportunities and better meet customer needs, focused capital structures and capital allocation strategies to drive innovation and growth, a more targeted investment opportunity for different investor bases, the ability to align its particular incentive compensation with its financial performance, and an improved ability to use its equity as consideration for beneficial acquisitions. Labcorp expects that the spinoff will result in enhanced long-term performance of the businesses held by both Labcorp and Fortrea. For more information, see “The Spinoff—Reasons for the Spinoff.”

Stock exchange listing
Currently there is no public market for our common stock. We have applied for listing of our common stock on NASDAQ under the symbol “FTRE.” We anticipate that trading will commence on a “when-issued” basis approximately two trading days before the record date. When-issued trading refers to a transaction made conditionally because the security has been authorized but not yet issued. Generally, common stock may trade on NASDAQ on a when-issued basis after they have been authorized but not yet formally issued, which is often initiated by NASDAQ prior to the record date relating to the issuance of such common stock. When-issued transactions are settled after our shares of common stock have been issued to Labcorp stockholders. On the first trading day following the distribution date, when-issued trading will end and regular way trading will begin. “Regular way” trading refers to trading after a security has been issued. We cannot predict the trading price for our shares of common stock following the spinoff. In addition, following the spinoff, Labcorp common stock will remain outstanding and will continue to trade on NYSE under the symbol “LH.”

Dividend policy
We do not anticipate paying any dividends on our common stock in the foreseeable future, and we intend to retain earnings for use in the operation and expansion of our business. The declaration and payment of dividends, if any, will be subject to our board of directors’ discretion, and will depend on various factors. See “Dividend Policy.”

Risk factors	Ownership of Fortrea common stock is subject to both general and specific risks relating to Fortrea’s business, the industry in which it operates, its ongoing contractual relationships with Labcorp, and its status as a separate, publicly traded company. Ownership of Fortrea common stock is also subject to risks relating to the spinoff. These risks are described in the “Risk Factors” section of this information statement. You are encouraged to read that section carefully.

Summary Historical and Unaudited Pro Forma Combined Financial Information
The following table summarizes our historical and pro forma combined financial information as of and for the periods and dates indicated.
The summary historical and unaudited pro forma combined financial data shown below should be read in conjunction with the sections herein entitled “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Financial Information,” and “Certain Relationships and Related Party Transactions” as well as our audited combined financial statements and the corresponding notes included elsewhere in this information statement.
The combined statements of operations include all revenues and costs directly attributable to our business. The combined statements of operations also include costs for certain centralized functions and programs provided and administered by Labcorp that are allocated to us. These centralized functions and programs include, but are not limited to legal, tax, treasury, risk management, sales expenses, information technology (“IT”), human resources, finance, supply chain, executive leadership, and stock-based compensation. These expenses were allocated to us based on direct usage when identifiable or, when not directly identifiable, on the basis of proportional net revenues or headcount or other reasonable driver, as applicable. We consider the basis on which the expenses have been allocated to reasonably reflect the utilization of services provided to, or the benefit received by, us during the periods presented. However, the allocations may not reflect the expenses we would have incurred as an independent company for the periods presented. Actual costs that may have been incurred if we had been a standalone company would depend on a number of factors, including the organizational structure, whether functions were outsourced or performed by employees, and strategic decisions made in areas such as IT and infrastructure.
For factors that could cause actual results to differ materially from those presented in the summary historical and pro forma combined financial information, see “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” included elsewhere in this information statement.
We derived the summary historical combined financial information for each of the fiscal years in the three-year period ended December 31, 2022 from our audited combined financial statements, and for each of the three months ended March 31, 2023 and 2022 and as of March 31, 2023 from our unaudited combined financial statements, which are included elsewhere in this information statement.

The summary unaudited pro forma combined financial information for the three months ended and as of March 31, 2023, and the year ended December 31, 2022, has been derived from our unaudited pro forma combined financial information, which are included elsewhere in this information statement.

	Pro Forma		Historical
	Three Months Ended March 31, 2023	Year Ended December 31, 2022	Three Months Ended March 31,		Years Ended December 31,
			2023(a)	2022(a)	2022 (a)	2021 (a)	2020 (a)(b)
Revenues	$764.2	$3,096.1	$764.2	$779.0	$3,096.1	$3,057.5	$2,580.3
Costs and expenses:
Direct costs, exclusive of depreciation and amortization (including purchases from related parties of $87.1, $70.1 and $54.7 during the years ended December 31, 2022, 2021 and 2020 and $21.7 and $20.2 during the three months ended March 31, 2023 and 2022, respectively.)	639.7	2,474.4	636.2	638.1	2,447.4	2,453.1	2,091.2
Selling, general and administrative expenses, exclusive of depreciation and amortization	79.6	299.9	78.0	75.0	279.8	303.1	267.6
Depreciation and amortization	24.0	96.3	22.8	23.6	92.7	166.3	119.0
Goodwill and other asset impairments	—	9.8	—	—	9.8	—	405.7
Restructuring and other charges	1.2	30.5	1.2	9.6	30.5	20.7	11.0
Total costs and expenses	744.5	2,910.9	738.2	746.3	2,860.2	2,943.2	2,894.5
Operating income (loss)	19.7	185.2	26.0	32.7	235.9	114.3	(314.2)
Other income (expense):
Interest expense	(32.7)	(132.4)
Foreign exchange gain (loss)	(5.5)	(0.9)	(5.5)	4.3	(0.9)	20.2	(18.8)
Other, net	1.3	7.0	0.6	0.5	2.0	1.9	0.8
Income (loss) before income taxes	(17.2)	58.9	21.1	37.5	237.0	136.4	(332.2)
Provision for income taxes	(5.6)	0.5	3.7	5.0	44.1	38.4	27.0
Net income (loss)	$(11.6)	$58.4	$17.4	$32.5	$192.9	$98.0	$(359.2)

Earnings per share of common stock
Basic	$(0.1)	$0.6
Diluted	$(0.1)	$0.6

	Historical
	Three Months Ended March 31,				Years Ended December 31,
	2023 (a)		2022 (a)		2022 (a)		2021 (a)		2020 (a)(b)
Cash flow data:
Net cash provided by (used in):
Operating activities	$3.4		$(60.6)		$87.5		$169.8		$200.9
Investing activities	(16.2)		(11.1)		(54.0)		(26.2)		(161.2)
Financing activities	19.9		82.4		(8.7)		(128.5)		(33.1)
Capital expenditures	(16.2)		(11.4)		(54.4)		(26.5)		(24.0)

Other financial data:
Trailing twelve months net new business (c)	$3,811.4		$3,410.9		$3,727.2		$3,389.7		$3,661.4
Backlog (at end of period) (c)	8,899.2		8,219.7		8,620.8		8,092.5		7,858.3
Trailing twelve months book-to-bill(c)	1.3	x	1.2	x	1.2	x	1.1	x	1.4	x
Adjusted EBITDA (d)	$57.1		$74.8		$405.1		$349.8		$253.8
Adjusted net income (d)	40.3		54.2		302.2		254.2		178.8

	Pro Forma	Historical
	March 31,	As of March 31	As of December 31,
	2023	2023 (a)	2022 (a)	2021 (a)
Balance sheet data:
Cash and cash equivalents	$120.0	$120.2	$112.0	$94.6
Property, plant and equipment, net	174.3	180.4	164.9	162.6
Working capital	587.0		547.9	290.8
Total assets	4,306.5	4,307.3	4,287.9	4,368.7
Total liabilities	2,501.0	901.8	945.3	1,108.1
Total equity	1,805.5	3,405.5	3,342.6	3,260.6
Pro forma net debt (d)	1,520.0
Pro forma net debt leverage ratio (d)	3.9x
__________________
(a)Our combined balance sheet and statement of operations do not include an allocation of third-party debt or interest expense from Labcorp because we were not the legal obligor of the debt and because Labcorp’s debt financing is not directly attributable to our business. However, in connection with the spinoff, we expect to incur debt and such indebtedness would cause us to record additional interest expense in future periods. See “Description of Certain Indebtedness and Other Financing.”
(b)We acquired SnapIoT, Inc. on October 1, 2020 and GlobalCare Clinical Trials, LLC on July 15, 2020. The financial results of these entities have been included as of and since the dates of each acquisition.
(c)Net new business represent new contract awards, net of modifications, cancellations, foreign currency fluctuations and other adjustments. Backlog for all periods represents anticipated revenue for work not yet completed or performed (i) under signed contracts, letters of intent and, in some cases, orders that are supported by other forms of written communication and (ii) where there is sufficient or reasonable certainty about the customer’s ability and intent to fund and commence the services within twelve months. Book-to-bill is calculated using Revenues and Net new Business for the trailing twelve months.
(d)Adjusted EBITDA, Adjusted net income, Pro forma net debt and Pro forma net debt leverage ratio are non-GAAP financial measures. We believe these adjusted measures are useful to investors as a supplement to, but not as a substitute for, GAAP measures, in evaluating our operational performance and cash-flow. For additional information about these non-GAAP measures, including a reconciliation of each of these non-GAAP measures to its most directly comparable financial measure calculated in accordance with U.S. GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Information.”

RISK FACTORS
The following are certain risk factors that could affect our business, financial condition, results of operations, and cash flows. The risks that are highlighted below are not the only risks that we face. You should carefully consider each of the following risks and all of the other information contained in this information statement. Some of these risks relate principally to our spinoff from Labcorp, while others relate principally to our business and the industry in which we operate or to the securities markets generally and ownership of our common stock. If any of the following risks actually occur, our business, financial condition, results of operations, or cash flows could be negatively affected.
Risks Relating to the Spinoff
We may not realize the potential benefits from the spinoff.
We may not realize the potential benefits that we expect from our spinoff from Labcorp. We have described those anticipated benefits elsewhere in this information statement. See “The Spinoff—Reasons for the Spinoff.” In addition, as described elsewhere in this information statement, we will incur additional costs related to our separation from Labcorp. We also expect to incur additional ongoing costs related to operating as an independent public company and replacing the services previously provided by Labcorp. The costs associated with performing or outsourcing these functions may exceed our expectations. A significant increase in the costs of performing or outsourcing these functions could materially and adversely affect our business, financial condition, results of operations, and cash flows.
We have no history operating as an independent public company. We will incur additional expenses to create or supplement the corporate infrastructure necessary to operate as an independent public company and we will experience increased ongoing costs in connection with being an independent public company.
Our business has historically used Labcorp's corporate infrastructure and services to support our business functions. A portion of the expenses related to establishing and maintaining this infrastructure has been charged to us on a cost-allocation basis. Except as described under the caption “Relationship with Labcorp After the Spinoff,” after the distribution date we will no longer have access to Labcorp's infrastructure or services and we will need to establish or supplement our own. We may experience increased pricing in our supplier relationships for similar services due to lower volume requirements when we separate from Labcorp. The operational, financial, information system, and logistical separation from Labcorp is complex and involves numerous systems and jurisdictions. Following the spinoff, Labcorp will continue to provide some services to us on a transitional basis pursuant to a transition services agreement. For more information regarding the transition services agreement, see “Relationship with Labcorp After the Spinoff—Agreements Between Labcorp and Us—Transition Services Agreement.” However, we cannot assure you that all such functions will be successfully executed by Labcorp during the transition period. Also, we will have to expend significant efforts and costs (including potentially materially in excess of those estimated in the transition services agreement) to (i) replace or otherwise upgrade our systems, including our IT and enterprise resource planning systems, (ii) implement additional financial, IT, and management controls, (iii) implement reporting systems and procedures, (iv) hire additional management, IT, accounting, finance, legal, human resources, and other administrative staff and third-party service providers, (v) establish employee benefit programs, (vi) create a board of directors and corporate governance programs, (vii) carry out audit, tax and legal functions, and (vii) establish banking and credit facility arrangements. Any interruption in these services could have a material adverse effect on our business, financial condition, results of operations, and cash flows. In addition, at the end of this transition period, to the extent we are unable to perform particular functions ourselves, we will need to hire third parties to perform these functions on our behalf.
Our historical combined and pro forma financial information are not necessarily indicative of our future financial condition, results of operations, or cash flows nor do they reflect what our financial condition, results of operations, or cash flows would have been as an independent public company during the periods presented.
The historical combined financial information we have included in this information statement does not necessarily reflect what our financial condition, results of operations, or cash flows would have been as an independent public company during the periods presented and is not necessarily indicative of our future financial condition, future results of operations, or future cash flows. This is primarily a result of the following factors:
•our historical combined financial results reflect allocations of expenses for services historically provided by Labcorp, and may not fully reflect the increased costs associated with being an independent public company, including significant changes that will occur in our cost structure, management, financing arrangements, and business operations as a result of our spinoff from Labcorp;
•our working capital and capital expenditure requirements historically have been satisfied as part of Labcorp's corporate-wide capital access, capital allocation, and cash management programs; our debt structure and cost of debt and other capital may be significantly different from that reflected in our historical combined financial statements; and
•the historical combined financial information may not fully reflect the effects of certain liabilities that will be incurred or assumed by us and may not fully reflect the effects of the assets that will be transferred to, and liabilities that will be assumed by Labcorp.
The pro forma adjustments are based on available information and assumptions that we believe are reasonable; however, our assumptions may prove not to be accurate. In addition, our unaudited pro forma combined financial information may not give effect to various ongoing additional costs that we may incur in connection with being an independent public company. Accordingly, our unaudited pro forma combined financial information does not reflect what our financial condition, results of operations, or cash flows would have been as an independent public company and are not necessarily indicative of our future financial condition, future results of operations, or future cash flows. Please refer to “Management's Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Combined Financial Information” and our combined financial statements and corresponding notes included elsewhere in this information statement.
As an independent, publicly traded company, we may not enjoy the same benefits that we did as a part of Labcorp.
There is a risk that, by separating from Labcorp, we may become more susceptible to market fluctuations and other adverse events than we would have been if we were still a part of the current Labcorp organizational structure. Also, as a part of Labcorp, we have been able to enjoy certain benefits, including access to Labcorp’s data, corporate infrastructure, client relationships, purchasing power and cost of capital, among other benefits. As an independent, publicly traded company, we will not have the same benefits. Additionally, as part of Labcorp, we have been able to leverage Labcorp’s reputation and historical performance to help build our business, attract and retain talent, and recognize operational synergies, which, as an independent, publicly traded company, we will not be able to leverage.
If the spinoff and certain related transactions fail to qualify under Sections 355 and 368(a)(1)(D) of the Code, Labcorp and its stockholders could incur significant tax liabilities, and we could be required to indemnify Labcorp for taxes that could be material pursuant to indemnification obligations under the tax matters agreement.
Labcorp has received an IRS Ruling on certain issues relevant to the qualification of the spinoff and certain related transactions as tax-free under Sections 368(a)(1)(D) and 355 of the Code, based on certain facts and representations. The IRS Ruling does not address all of the requirements for tax-free treatment of the spinoff, and the spinoff is conditioned upon, among other things, Labcorp’s receipt of an opinion of tax counsel regarding the qualification of the spinoff and certain related transactions as generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code. The IRS Ruling was, and the opinion will be, based on, among other things, certain factual assumptions, representations and undertakings from Labcorp and us, including those regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these factual assumptions, representations, or undertakings are incorrect or not satisfied, Labcorp may not be able to rely on the IRS Ruling or tax opinion, and Labcorp and its stockholders could be subject to significant U.S. federal income tax liabilities. In addition, the opinion received will not be binding on the IRS or the courts and is expected to rely on the IRS Ruling with respect to the matters in such ruling.

Notwithstanding any private letter ruling or opinion of tax counsel, the IRS could determine on audit that the spinoff does not so qualify if it determines that any of these factual assumptions, representations or undertakings are not correct or have been violated or that the spinoff should be taxable for other reasons, including as a result of a significant change in stock or asset ownership after the spinoff. If the spinoff is ultimately determined not to so qualify, the spinoff could be treated as a taxable disposition of shares of stock by Labcorp and as a taxable dividend or capital gain to Labcorp’s stockholders for U.S. federal income tax purposes. In such case, Labcorp and its stockholders that are subject to U.S. federal income tax could incur significant U.S. federal income tax liabilities. See “The Spinoff—Material U.S. Federal Income Tax Consequences of the Spinoff.” Under the tax matters agreement that we intend to enter into with Labcorp, we could have an indemnification obligation to Labcorp with respect to taxes incurred by Labcorp that arise as a result of actions or omissions by us that prevent the spinoff, together with certain related transactions, from qualifying as tax-free under Sections 355 and 368(a)(1)(D) of the Code.
We might not be able to engage in certain transactions and equity issuances following the spinoff.
Our ability to engage in certain transactions could be limited or restricted after the spinoff in order to preserve, for U.S. federal income tax purposes, the qualification of the spinoff and certain related transactions under Sections 355 and 368(a)(1)(D) of the Code. Even if these transactions otherwise qualify for tax-free treatment to Labcorp’s stockholders under Section 355 of the Code, they may result in corporate-level taxable gain to Labcorp if there is a 50% or greater change in ownership, by vote or value, of shares of our stock, Labcorp’s stock or the stock of a successor of either occurring as part of a plan or series of related transactions that includes the spinoff. Any acquisitions or issuances of our stock or Labcorp’s stock within two years of the spinoff are generally presumed to be part of such a plan, although it may be possible to rebut that presumption. See “The Spinoff—Material U.S. Federal Income Tax Consequences of the Spinoff.”
Under the tax matters agreement that we intend to enter into with Labcorp, we will be required to comply with the representations and undertakings made in the IRS Ruling that Labcorp has received and in materials submitted to the IRS in connection therewith and to the tax advisors in connection with the opinions Labcorp expects to receive regarding the intended tax treatment of the spinoff and certain related transactions. The tax matters agreement will also restrict our ability to take or fail to take any action if such action or failure to act could adversely affect the intended tax treatment. In particular, except in specific circumstances, in the two years following the spinoff, we will be restricted from, among other things, (i) entering into any transaction pursuant to which all or a portion of our equity would be acquired, whether by merger or otherwise, and (ii) ceasing to actively conduct certain businesses or activities. These restrictions may limit our ability to pursue certain transactions that we may believe to be in the best interests of our stockholders or that might increase the value of our businesses. See “Relationship with Labcorp After the Spinoff—Agreements Between Labcorp and Us—Tax Matters Agreement.”
We will be subject to continuing contingent liabilities following the spinoff, including potential indemnification liabilities to Labcorp, and these liabilities could materially and adversely affect our business, financial condition, results of operations, and cash flows.
After the spinoff, there will be several significant areas where the liabilities of Labcorp may become our obligations. We will enter into a separation and distribution agreement with Labcorp that will provide for, among other things, the principal corporate transactions required to effect the spinoff, certain conditions to the spinoff, and provisions governing the relationship between us and Labcorp with respect to and resulting from the spinoff. For a description of the separation and distribution agreement, see “Relationship with Labcorp After the Spinoff—Agreements Between Labcorp and Us—Separation and Distribution Agreement.” Among other things, the separation and distribution agreement provides for indemnification obligations designed to make us financially responsible for substantially all liabilities that may exist relating to our business, whether incurred prior to or after the spinoff, and whether known or unknown at the time of the spinoff, as well as those obligations of Labcorp assumed by us pursuant to the separation and distribution agreement. If we are required to indemnify Labcorp under the circumstances set forth in the separation and distribution agreement, or meaningful unknown liabilities surface, we may be subject to substantial liabilities.

In addition, provisions of law may impose certain of Labcorp’s liabilities on us after the spinoff. For example, under the Code and the related rules and regulations, each corporation that was a member of the Labcorp consolidated U.S. federal income tax group during a taxable period or portion of a taxable period ending on or before the effective date of the spinoff is severally liable for the U.S. federal income tax liability of the Labcorp consolidated U.S. federal income tax group for that taxable period. Consequently, if Labcorp is unable to pay the consolidated U.S. federal income tax liability for a pre-spinoff period, we could be required to pay the amount of such tax, which could be substantial and in excess of the amount allocated to us under the tax matters agreement. Similar rules may apply for state, local, and non-U.S. tax purposes. Other provisions of law establish similar liability for other matters, including U.S. federal laws governing tax-qualified pension plans, as well as other contingent liabilities.
In connection with the spinoff, Labcorp will indemnify us for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or that Labcorp's ability to satisfy its indemnification obligations will not be impaired in the future.
Pursuant to the separation and distribution agreement, Labcorp will agree to indemnify us for certain liabilities. However, third parties could seek to hold us responsible for any of the liabilities that Labcorp has agreed to retain, and there can be no assurance that the indemnity from Labcorp will be sufficient to protect us against the full amount of such liabilities, or that Labcorp will be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from Labcorp any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. If Labcorp is unable to satisfy its indemnification obligations, the underlying liabilities could have a material adverse effect on our business, financial condition, results of operations, and cash flows.
After the spinoff, Labcorp's insurers may deny coverage to us for liabilities associated with occurrences prior to the spinoff. Even if we ultimately succeed in recovering from such insurance providers, we may be required to temporarily bear such loss of coverage.
The terms of the distribution and the agreements we will enter into with Labcorp in connection with the spinoff were determined solely by Labcorp.
The agreements that we will enter into with Labcorp in connection with the spinoff were prepared in the context of the spinoff while our business was still operated by and part of Labcorp, and the terms were determined by Labcorp as our sole owner. Because these agreements were negotiated in the context of a parent-subsidiary relationship prior to the spinoff where actual or perceived conflicts of interest may have been present, the terms of these agreements may be more or less favorable to us than those that would have resulted from arm's-length negotiations between unaffiliated third parties. See “Relationship with Labcorp After the Spinoff—Agreements Between Labcorp and Us.”
Our accounting, enterprise resource planning, and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the spinoff. If we are unable to achieve and maintain effective internal controls, our business, financial condition, results of operations, and cash flows could be materially adversely affected.
Our financial results are currently included within the consolidated results of Labcorp, and we believe that our reporting and control systems are appropriate for a subsidiary of a public company. However, until the spinoff, we will not have been directly subject to the reporting and other requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result of the spinoff, we will be directly subject to reporting and other obligations under the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). These reporting and other obligations will place significant demands on our management and administrative and operational resources, including our accounting and IT resources. To comply with these requirements, we anticipate that we will need to (i) replace or otherwise upgrade our systems, including our IT and enterprise resource planning systems, (ii) implement additional financial, IT, and management controls, (iii) implement reporting systems and procedures, and (iv) hire additional management, IT, accounting, finance, legal, human resources, and other administrative staff and third-party service providers. If we are unable to do so in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, financial condition, results of operations, and cash flows.
Labcorp, at the direction of its board of directors, may abandon the spinoff at any time, and Labcorp, at the direction of its board of directors, may determine to amend or modify any and all terms of the spinoff related agreements at any time prior to the distribution date.
No assurance can be given that the spinoff will occur or, if it occurs, that it will occur on the terms described in this information statement. In addition to the conditions to the spinoff described herein (certain of which may be waived by Labcorp, at the direction of its board of directors in its sole discretion), Labcorp, at the direction of its board of directors, may abandon the spinoff at any time before the distribution date for any reason or for no reason. In addition, Labcorp, at the direction of its board of directors, may amend or modify any and all terms of the spinoff and the related transactions and agreements at any time prior to the distribution date. If the spinoff is completed and the Labcorp board of directors waived any such condition, such waiver could have a material adverse effect on (i) Fortrea’s and Labcorp’s respective business, financial condition or results of operations, (ii) the trading price of Fortrea’s common stock, (iii) the ability of stockholders to sell their Fortrea shares after the distribution, including, without limitation, as a result of (a) illiquid trading if Fortrea common stock is not accepted for listing or (b) litigation relating to any injunctions sought to prevent the consummation of the spinoff or (iv) the tax consequences of the spinoff. In the event Labcorp, at the direction of its board of directors, waives a material condition or amends or modifies the spinoff or the ancillary agreements entered into thereto, Labcorp will evaluate the applicable facts and circumstances at that time and make such additional disclosure and take such other actions as Labcorp determines to be necessary and appropriate in accordance with applicable law.
The transfer to us of certain contracts, permits and other assets and rights may require the consents, approvals of, or provide other rights to, third parties and governmental authorities. If such consents or approvals are not obtained, we may not be entitled to the full benefit of such contracts, permits and other assets and rights, which could increase our expenses or otherwise harm our business and financial performance.
The separation and distribution agreement will provide that certain contracts, permits and other assets and rights are to be transferred from Labcorp or its subsidiaries to us or our subsidiaries in connection with the separation. The transfer of certain of these contracts, permits and other assets and rights may require consents or approvals of third parties or governmental authorities or provide other rights to third parties. In addition, in some circumstances, we and Labcorp are joint beneficiaries of contracts, and we and Labcorp may need the consents of third parties in order to split or separate the existing contracts or the relevant portion of the existing contracts to us or Labcorp.
Some parties may use consent requirements or other rights to seek to terminate contracts or obtain more favorable contractual terms from us, which, for example, could take the form of price increases or shortened payment terms from suppliers or price reductions or extended payment terms from customers. This could require us to expend additional resources in order to obtain the services or assets previously provided under the contract, or require us to seek arrangements with new third parties or obtain letters of credit or other forms of credit support. If we are unable to obtain required consents or approvals, we may be unable to obtain the benefits, permits, assets and contractual commitments that are intended to be allocated to us as part of our separation from Labcorp, and we may be required to seek alternative arrangements to obtain services and assets that may be more costly and/or of lower quality. The termination or modification of these contracts or permits or the failure to timely complete the transfer or separation of these contracts or permits could negatively affect our business, financial condition, results of operations and cash flows.
After the distribution, certain members of management, directors, and stockholders will hold stock in both Labcorp and us, and as a result may face actual, perceived, or potential conflicts of interest.
After the distribution, certain members of management and directors of each of Labcorp and us will own both Labcorp common stock and our common stock. See “Security Ownership of Certain Beneficial Owners and Management.” This ownership overlap could create, or appear to create, potential conflicts of interest when our management and directors and Labcorp's management and directors face decisions that could have different implications for us and Labcorp. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between Labcorp and us regarding the terms of the agreements governing the distribution and our relationship with Labcorp thereafter. Potential conflicts of interest may also arise out of any commercial arrangements that we or Labcorp may enter into in the future.
Our rebranding will involve substantial costs and may not be favorably received by customers, sites, suppliers, employees and candidates, or investors.
Prior to the spinoff, we have conducted our business under Labcorp and its associated brands, including Labcorp Drug Development and Covance. In connection with the spinoff, we will conduct our business under Fortrea Holdings Inc., a new name, and certain associated brands, also with new names. Our rebranding is in process and will be an ongoing initiative. We may not improve upon the brand recognition associated with Labcorp and its historical or associated brands with customers, sites, suppliers, employees and candidates. In addition, the rebranding will involve significant costs and require the dedication of significant time and effort by management and other personnel.
We cannot predict the impact of this rebranding on our business. However, if we fail to establish, maintain and/or enhance brand recognition associated with the “Fortrea” name, it may affect our relations investigator sites or customers, which may adversely affect our ability to generate revenues and could impede our business. Additionally, the costs and the dedication of time and effort associated with the rebranding may negatively impact our profitability.
Risks Relating to Our Business
If we do not generate a large number of net new business awards, or if net new business awards are delayed, terminated, reduced in scope, or fail to go to contract, our business, financial condition, results of operations, or cash flows may be materially adversely affected.
Our business is dependent on our ability to generate net new business from new and existing customers and maintain existing customer contracts. Our inability to generate net new business on a timely basis and subsequently enter into contracts for such awards could have a material adverse effect on our business, financial condition, results of operations or cash flows.
Our customer contracts may be delayed or terminated by our customers without significant notice periods. The time between when a project is awarded and when it goes to contract is typically several months, and prior to a net order going to contract, our customer can cancel the award without notice. Once an award goes to contract, the majority of our customers can terminate the contract without cause with a notice period that generally ranges from 30 to 90 days. Our contracts may be delayed or terminated by our customers or reduced in scope for a variety of reasons beyond our control, including, but not limited to:
•decisions to forego or terminate a particular trial;
•budgetary limits or changing priorities;
•actions by regulatory authorities;
•production problems resulting in shortages of the candidate drug being tested;
•failure of products being tested to satisfy safety requirements or efficacy criteria;
•unexpected or undesired clinical results for products;
•insufficient patient enrollment in a trial;
•insufficient principal investigator recruitment;

•the customers’ decision to terminate or scale back the development or commercialization of a product or to end a particular project;
•shift of business to a competitor or internal resources;
•product withdrawal following market launch; or
•customers’ hesitation or delays in orders pending completion of the spinoff.
Furthermore, many of our functional service provider and consulting services are tied to a customer’s annual budgets or ad hoc service requests, which can lead to seasonal variability in revenue and less predictability in future revenues. In addition, many of these service contracts provide our customers with the opportunity to internalize the resources provided under the contract and terminate all or a portion of the services we provide under the contract. Our customers may also decide to shift their business to a competitor. Each of these factors results in less visibility to future revenues and may result in high volatility in future revenues.
Contract terminations, delays and modifications are a regular part of our business. For example, our full-service projects have been, and may continue to be, negatively impacted by project delays, which impact near term revenue disproportionately. In addition, project delays, downsizings and cancellations, particularly with our functional service provider delivery models, have impacted our results in the past and might impact them in the future. The loss, reduction in scope or delay of a large project or of multiple projects could have a material adverse effect on our business, results of operations, and financial condition. In addition, we might not realize the full benefits of our backlog.
In the event of termination, our contracts often provide for fees for winding down the project, which include both fees incurred and actual and non-cancellable expenditures and may include a fee to cover a percentage of the remaining professional fees on the project. These fees might not be sufficient for us to maintain our margins, and termination may result in lower resource utilization rates and therefore lower operating margins. In addition, cancellation of a contract or project for the reasons noted above may result in the unwillingness or inability of our customer to satisfy its existing obligations to us such as payments of accounts receivable, which may in turn result in a material impact to our results of operations and cash flow. Historically, cancellations and delays have negatively impacted our operating results, and they might impact them in the future. In addition, we might not realize the full benefits of our backlog if our customers cancel, delay, or reduce their commitments to us, which may occur if, among other things, a customer decides to shift its business to a competitor or revoke our status as a preferred provider. Thus, the loss or delay of a large business award or the loss or delay of multiple awards could adversely affect our revenues and profitability. Additionally, a change in the timing of a net new business award could affect the period over which we recognize revenue and reduce our revenue in any one quarter.
If we are unable to contract with suitable investigators and recruit and enroll patients for clinical trials, our business might suffer.
The recruitment of physicians, also referred to as investigators, and patients for clinical trials is essential to our business. Investigators are typically located at hospitals, clinics, or other sites and supervise the administration of the investigational drug or device to patients during the course of a clinical trial. Because the successful conduct of a clinical trial at a particular site is often dependent upon the integrity, experience, and capabilities of the investigators conducting the trial, recruiting qualified investigators is critical.
Patients generally include people from the communities in which the clinical trials are conducted. Several of our competitors have purchased site networks or site management organizations as a strategy for priority access to a specific site, which could put us at a competitive disadvantage. Our clinical development business could be adversely affected if we are unable to contract with suitable and willing investigators or recruit and enroll patients for clinical trials on a consistent basis. The expanding global nature of clinical trials increases the risk associated with attracting suitable investigators and patients, especially if these trials are conducted in regions where our resources or experience may be more limited. For example, if we are unable to engage investigators to conduct clinical trials as planned or enroll sufficient patients in clinical trials, we might need to expend additional funds to obtain access to more investigators and patients than planned or else be compelled to delay or modify the clinical trial plans, which may result in additional costs to us or cancellation of the clinical trial by our customer. If realized, these risks may also inhibit our ability to attract new business, particularly in certain regions.
The COVID-19 pandemic and associated economic repercussions have adversely impacted our business and results of operations, and are expected to continue to do so.
The ongoing COVID-19 pandemic and associated economic repercussions have significantly impacted, and are expected to continue to impact, our business and our operations. With the spread of COVID-19 variants, the ongoing impacts of the COVID-19 pandemic could continue to adversely impact our business and results of operations in a number of ways, including, but not limited to:
•delays or difficulties in commencing new and operating ongoing clinical trials, including intermittent challenges accessing investigative sites, delays in enrolling patients, delays in obtaining approvals from regulatory authorities, and difficulty obtaining necessary pharmaceutical and other products and supplies;
•restrictions on the ability of our field teams to visit healthcare providers and difficulty securing appropriate personal protective equipment and COVID-19 testing and other tools required for client-facing engagements and visits to sites/healthcare providers;
•diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials, as well as the reduction of our customers’ operating budgets;
•interruption of key clinical trial activities, such as clinical trial site data monitoring, due to social distancing requirements, COVID-19 quarantine and isolation protocols or interruption of clinical trial subject visits and study procedures, which may impact the collection and integrity of study data and ability to measure clinical trial endpoints;
•business disruptions at our customers;
•limitations on our employee resources, including because of COVID-19 quarantine and isolation protocols, sickness of employees or their families or the desire of employees to avoid contact with large groups of people;
•continued disruptions to our supply chain;
•diversion of management resources to focus on mitigating the impacts of the COVID-19 pandemic;
•increased cybersecurity risks due to the number of employees that are working remotely in regions impacted by stay-at-home orders, increased levels of remote access creating additional opportunities for cybercriminals to exploit vulnerabilities and employees that may be more susceptible to phishing and social engineering attempts;
•increased cyber-attacks, such as phishing attacks by threat actors using the attention placed on the pandemic as a method for targeting our personnel; and
•strained technological resources due to the number of remote users.
These and other impacts of the COVID-19 pandemic could also have the effect of heightening many of the other factors described in these “Risk Factors” and other parts of this information statement. The ultimate impact depends on the severity and duration of the COVID-19 pandemic, including the emergence and spread of COVID-19 variants, the continued availability and effectiveness of vaccines and treatments, and actions taken by governmental authorities and other third parties in response to the pandemic, each of which is uncertain, rapidly changing and difficult to predict. Any of these disruptions could adversely impact our business and results of operations.

Our international operations could subject us to additional risks and expenses that could adversely impact our business or results of operations.
Our international operations expose us to risks from potential failure to comply with foreign laws and regulations that differ from those under which we operate in the U.S. In addition, we may be adversely affected by other risks of expanded operations in foreign countries, including, but not limited to, compliance with export controls and trade regulations; changes in tax policies or other foreign laws; compliance with foreign labor and employee relations laws and regulations; restrictions on currency repatriation; judicial systems that less strictly enforce contractual rights; countries that do not have clear or well-established laws and regulations concerning issues relating to drug development services; countries that provide less protection for intellectual property rights; and procedures and actions affecting approval, production, pricing, reimbursement and marketing of products and services. Further, international operations could subject us to additional expenses that we may not fully anticipate, including those related to enhanced time and resources necessary to comply with foreign laws and regulations, difficulty in collecting accounts receivable and longer collection periods, and difficulties and costs of staffing and managing foreign operations. In some countries, our success will depend in part on our ability to form relationships with local partners. Our inability to identify appropriate partners or reach mutually satisfactory arrangements could adversely affect the business and operations.
Our embedded and functional outsourcing services could subject us to employment liability, which may cause adverse effects on our business.
With our embedded and functional outsourcing services, we place employees at the physical workplaces of our customers. The risks of this activity include claims of errors and omissions, misuse or misappropriation of client proprietary information, theft of client property, and torts or other claims under employment liability, co-employment liability, or joint employment liability, as well as claims of misclassification or noncompliance with various employment and staffing laws and regulations. We have policies and guidelines in place to reduce our exposure to such risks, but if we fail to follow these policies and guidelines we may suffer reputational damage, loss of customer relationships and business, monetary damages, fines, and other governmental actions.
Our customer or therapeutic area concentration may have a material adverse effect on our business, financial condition, results of operations or cash flows.
If any large customer decreases or terminates its relationship with us, our business, financial condition, results of operations or cash flows could be materially adversely affected. For the year ended December 31, 2022, our top ten customers based on revenue accounted for approximately 45% of our consolidated revenue and our top ten customers based on backlog accounted for approximately 50% of our total backlog. No single customer accounted for greater than 10% of our total consolidated revenue for the years ended December 31, 2022. It is possible that an even greater portion of our revenues will be attributable to a smaller number of customers in the future, including as a result of our entering into strategic provider relationships with customers. Also, consolidation in our potential customer base results in increased competition for important market segments and fewer available customer accounts.
Additionally, conducting multiple clinical trials and providing other development or post-approval services for different customers in a single therapeutic class involving drugs with the same or similar chemical action may adversely affect our business if some or all of the trials or services are canceled because of new scientific information or regulatory judgments that affect the drugs as a class. Further, concentration in a particular therapeutic class could cause trials we are conducting for our customers to compete with one another for limited resources (e.g., patients, academic interest, funding), which could impact the successful completion or timely of these studies, and therefore our business.
Our customers may experience insufficient funding to complete a clinical trial.
Clinical trials can cost hundreds of millions of dollars. There is a risk that we may initiate a clinical trial for a customer, and then the customer becomes unwilling or unable to fund our services or the completion of the clinical trial as a whole. In such a situation, it may be necessary for us to complete or wind down the clinical trial at our own expense due to regulatory or ethical obligations. In these circumstances, we may incur substantial costs and expend resources without compensation from our customer due to their lack of funds, bankruptcy or other negative financial circumstances.
Our backlog might not be indicative of our future revenues, and we might not realize all of the anticipated future revenue reflected in our backlog.
Our backlog consists of anticipated revenue awarded from contract and pre-contract commitments that are supported by written communications. Once work begins on a project, revenue is recognized over the duration of the project, provided the award has gone to contract. Projects may be canceled or delayed by the customer or delayed by regulatory authorities for reasons beyond our control. To the extent projects are delayed, the timing of our revenue could be adversely affected. In addition, if a customer terminates a contract, we typically would be entitled to receive payment for all services performed up to the termination date and subsequent customer authorized services related to terminating the canceled project. Typically, however, we have no contractual right to the full amount of the future revenue reflected in our backlog in the event of a contract termination or subsequent changes in scope that reduce the value of the contract. The duration of the projects included in our backlog, and the related revenue recognition, typically range from a few months to several years. Our backlog might not be indicative of our future revenues, and we might not realize all the anticipated future revenue reflected in that backlog. A number of factors may affect the backlog, including:
•the size, complexity, and duration of projects or strategic relationships;
•the cancellation or delay of projects;
•the failure of one or more business awards to go to contract; and
•changes in the scope of work during the course of projects.
The rate at which our backlog converts to revenue may vary over time. The revenue recognition on larger, more global projects could be slower than on smaller, more regional projects for a variety of reasons, including, but not limited to, an extended period of negotiation between the time the project is awarded to us and the actual execution of the contract, as well as an increased time frame for obtaining the necessary regulatory approvals.
Our backlog as of March 31, 2023 was $8.9 billion. Although an increase in backlog will generally result in an increase in revenues over time, an increase in backlog at a particular point in time does not necessarily correspond directly to an increase in revenues during any particular period, or at all. The extent to which contracts in backlog will result in revenue depends on many factors, including, but not limited to, delivery against project schedules, scope changes, contract terminations and the nature, duration, and complexity of the contracts, and can vary significantly over time.
Increased competition, including price competition, could have a material adverse effect on our revenues and profitability.
We operate in a highly competitive industry. Competitors in CRO industry range from hundreds of smaller CROs to a limited number of large CROs with global capabilities. Our main competition consists of these small and large CROs, as well as in-house departments of pharmaceutical, biotechnology and medical device companies and, to a lesser extent, select universities and teaching hospitals. Our services have from time to time experienced periods of increased price competition that had an adverse effect on our revenues and profitability. There is competition among CROs for both customers and potential acquisition candidates. Additionally, few barriers to entering the CRO industry further increases possible new competition. These competitive pressures may affect the attractiveness or profitability of our services, and could adversely affect our financial results.
An inability to attract and retain experienced and qualified personnel, including key management personnel and increased personnel costs, could adversely affect our business.
The loss of key management personnel or the inability to attract and retain experienced and qualified employees and increased costs related to such personnel and employees could adversely affect the business. There is significant competition for qualified personnel in the CRO industry. In the future, if competition for the services of these professionals increases and, correspondingly, the cost of these professionals increases, we may not be able to continue to attract and retain individuals in our markets. Changes in key management, or the ability to attract and retain qualified personnel, as a result of increased competition for talent, wage growth, or other market factors (including costs) could lead to strategic and operational challenges and uncertainties, distractions of management from other key initiatives, and inefficiencies and increased costs, any of which could adversely affect our business, financial condition, results of operations, and cash flows.
We depend on third parties to provide services critical to our business, and depend on them to comply with applicable laws and regulations.
We depend on third parties to provide services critical to our business, including, but not limited to, investigators and clinical trial sites, IT services, laboratory services, third-party transportation and travel providers, freight forwarders and customs brokers, drug depots and distribution centers, suppliers or contract manufacturers of drugs for patients participating in clinical trials, and providers of licensing agreements, maintenance contracts, or other services. In addition, we also rely on third-party CROs and other contract clinical personnel for clinical services either in regions where we have limited resources, or in cases where demand cannot be met by our internal staff. In some circumstances, our customers require that we take on responsibility for the performance of these third parties as part of our overall service delivery. The failure of any of these third parties to adequately provide us timely critical support services in accordance with applicable laws and regulations could have a material adverse effect on our business, results of operations and reputation.
If we are unable to effectively manage our growth strategy, our business could be adversely affected.
To manage our growth, we must continue to attract and retain top personnel and invest in our operating systems. We believe that maintaining and enhancing both personnel and our systems at reasonable cost are instrumental to our continued growth and success. We cannot assure you that we will be able to enhance our current technology or obtain new technology that will enable our systems to keep pace with industry developments and the sophisticated needs of our customers. The nature and pace of our growth introduces risks associated with quality control and customer dissatisfaction due to delays in performance or other problems. In addition, non-U.S. operations involve the additional risks of assimilating differences in non-U.S. business practices, hiring and retaining personnel and overcoming language barriers. Failure to manage our growth effectively could adversely affect our business.
Our relationships with existing or potential customers who are in competition with each other may adversely impact the extent to which those customers use our services.
The biopharmaceutical industry is highly competitive, and we regularly provide services to customers that are developing competing drugs. Given the adverse competitive interests, customers may discourage us from providing services to a competing customer or potential customer or limit the scope to which competitors can use our services. The loss of, or reduction in, services that we can provide to existing or potential customers may have a material adverse effect on our business, operations, or financial condition.
Our business is dependent upon access to data and an inability to access the necessary data from Labcorp or others on commercially reasonable terms or at all could adversely affect our business.
Access to data is foundational to any CRO and through our unique relationship with Labcorp, as set forth in the Patient and Site Data Agreement, we have access to large datasets relevant to clinical trials. However, the Patient and Site Data Agreement, which has an initial two-year term, may be terminated in certain situations and ultimately will expire. An inability to purchase or access the necessary data (from Labcorp pursuant to the Patient and Site Data Agreement or from other third parties) now, or in the future, on commercially reasonable terms or at all, could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Regulatory and Compliance Matters
Failure to comply with the regulations of pharmaceutical and medical device regulatory agencies, such as the FDA, the MHRA in the U.K., the EMA, the NMPA in China, and the PMDA in Japan, could result in sanctions and/or remedies against us and have a material adverse effect on us.
The operation of our clinical trials must conform to good clinical practice (“GCP”), as applicable, as well as all other applicable standards and regulations. If we do not comply, we could potentially be subject to civil, criminal or administrative sanctions and/or remedies, including suspension of our ability to conduct preclinical and clinical studies, and to import or export to or from certain countries, which could have a material adverse effect upon us.
Additionally, certain of our services and activities must conform to current good manufacturing practice (“cGMP”). Failure to maintain compliance with GCP or cGMP regulations and other applicable requirements of various regulatory agencies could result in warning or untitled letters, fines, unanticipated compliance expenditures, suspension of manufacturing, and civil, criminal or administrative sanctions and/or remedies against us, including suspension of our operations, which could have a material adverse effect upon us.
Failure to comply with national, state, local or international environmental, health and safety laws and regulations, could result in fines and penalties and loss of licensure, and have a material adverse effect upon our business.
We are subject to laws and regulations relating to the protection of the environment and human health and safety, including laws and regulations relating to the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials, as well as regulations relating to the safety and health of employees. Failure to comply with these laws and regulations could subject us to denial of the right to conduct business, fines, criminal penalties and/or other enforcement actions that could have a material adverse effect on our business. In addition, compliance with future legislation could impose additional requirements on us that may be costly.
Changes in government regulation or in practices relating to the pharmaceutical, biotechnology, or medical device industries could decrease the need for certain services that we provide.
We assist pharmaceutical, biotechnology and medical device companies in navigating the regulatory approval process. Changes in regulations such as a relaxation in regulatory requirements or the introduction of simplified approval procedures, or an increase in regulatory requirements that we have difficulty satisfying or that make our services less competitive, could eliminate or substantially reduce the demand for our services. Also, if government efforts to contain drug and medical product and device costs impact profits from such items, or if health insurers were to change their practices with respect to reimbursement for those items, some of our customers may spend less, or reduce their growth in spending on R&D. In the U.S., for example, the recently enacted Inflation Reduction Act includes provisions authorizing government negotiated pricing for certain drugs and other price restrictions that may have the effect of reducing pharmaceutical and biotechnology manufacturer revenue and investments in the development of new drugs.
In addition, implementation of healthcare reform legislation that adds costs could limit the profits that can be made from the development of new drugs and medical products and devices. This could adversely affect R&D expenditures by such companies, which could in turn decrease the business opportunities available to us both in the U.S. and other countries. New laws or regulations may create a risk of liability, increase our costs or limit our service offerings.
Failure to comply with privacy and security laws and regulations could result in fines, penalties and damage to our reputation with customers and have a material adverse effect upon our business.
If we do not comply with existing or new laws and regulations related to protecting the privacy and security of personal or health information, we could be subject to monetary fines, civil penalties or criminal sanctions. In the U.S., we may obtain health information from third parties (e.g., healthcare providers who sponsor trials) that are subject to privacy and security requirements under the Health Insurance Portability and Accountability Act of 1996,

the Health Information Technology for Economic and Clinical Health Act, and their implementing regulations, (collectively, “HIPAA”). Although we are not directly subject to HIPAA, we could be subject to criminal penalties if we knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA covered entity in a manner that is not authorized or permitted by HIPAA. HIPAA generally requires that healthcare providers and other covered entities obtain written authorizations from patients prior to disclosing protected health information of the patient (unless an exception to the authorization requirement applies). If authorization is required and the patient fails to execute an authorization or the authorization fails to contain all required provisions, then we may not be allowed access to and use of the patient’s information and our research support efforts could be impaired or delayed. Furthermore, use and disclosure of protected health information that is provided to us pursuant to a valid patient authorization is subject to the limits set forth in the authorization. Moreover, patients about whom we or our partners obtain information, as well as third parties who share this information with us, may have contractual rights that limit our ability to use and disclose the information. In addition, HIPAA does not replace federal, state, international or other laws to which we may be subject that may grant individuals even greater privacy protections. Federal and state laws that protect the privacy and security of patient information may be subject to enforcement and interpretations by various governmental authorities and courts, resulting in complex compliance issues. For example, we could incur damages under state laws, including pursuant to an action brought by a private party for the wrongful use or disclosure of health information or other personal information.
We also are subject to the California Consumer Privacy Act (“CCPA”), which became effective as of January 2020, and creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Further, the California Privacy Rights Act (“CPRA”) recently passed in California. The CPRA will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions have gone into effect on January 1, 2023, and additional compliance investment and potential business process changes may still be required. Similar laws have passed in Virginia, Colorado, Connecticut, and Utah, and have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the U.S. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging. In the event that we are subject to or affected by the CCPA, the CPRA, or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.
We may also be required to comply with the data privacy and security laws of other countries in which we operate or with which we transfer and receive data. For example, in the European Economic Area, we are subject to the EU General Data Protection Regulation, and in the U.K., we are subject to the U.K. data protection regime consisting primarily of the U.K. General Data Protection Regulation, or U.K. GDPR, and the U.K. Data Protection Act 2018, (collectively, the “GDPR”), which include a range of compliance obligations for subject companies and imposes penalties for noncompliance of up to the greater of €20 million or 4% of worldwide revenue. We have established processes and frameworks to manage compliance with the GDPR. Potential fines and penalties in the event of a violation of the GDPR could have a material adverse effect on our business and operations. In addition, similar data protection regulations addressing access, use, disclosure and transfer of personal data have been enacted or updated in regions where we do business, including in Asia, Latin America, and Europe. We expect to make changes to our business practices and to incur additional costs associated with compliance with these evolving and complex regulations.
In addition to data protection laws and regulations, government agencies are considering (or are adopting) other laws, regulations and guidelines that impact the processing of personal information. For example, the evolving landscape surrounding the use of AI and online advertising may lead to additional compliance costs and could increase our overall risk.

Failure to comply with federal, state, and foreign laws and regulations, including healthcare fraud and abuse laws, anti-corruption laws and regulations, trade sanction laws and regulations, and privacy and security laws and regulations, could result in substantial penalties and our business, financial condition, results of operations, cash flows, and prospects could be adversely affected.
Even though we do not and will not order healthcare services or bill directly to Medicare, Medicaid, or other third-party payers, certain federal, state, and foreign healthcare laws and regulations pertaining to healthcare fraud and abuse, including anti-kickback and anti-inducement laws related to the furnishing of healthcare items and services, are and will be applicable to our business. Such laws also include “sunshine act” legislation in various jurisdictions that require us to track and report on payments and other transfers of value to certain healthcare professionals, providers and institutions. Because of the breadth of these laws and the narrowness of available statutory and regulatory exceptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If we or our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, imprisonment of employees or others acting on our behalf, and the curtailment or restructuring of our operations, any of which could materially adversely affect our ability to operate our business, our financial results, and our reputation.
International operations may increase our exposure to liabilities under the anti-corruption laws.
Anti-corruption laws in the countries where we conduct business, including the U.S. Foreign Corrupt Practices Act (“FCPA”), U.K. Bribery Act 2010 (the “Bribery Act”), and similar laws in other jurisdictions, prohibit companies and their intermediaries from engaging in bribery including improperly offering, promising, paying or authorizing the giving of anything of value to individuals or entities for the purpose of corruptly obtaining or retaining business. We operate in some parts of the world where corruption may be common and where anti-corruption laws may conflict to some degree with local customs and practices. We will establish, prior to the spinoff, and maintain an anti-corruption program including policies, procedures, training and safeguards in the engagement and management of third parties acting on our behalf. Despite these safeguards, we cannot guarantee protection from corrupt acts committed by employees or third parties associated with us. Violations or allegations of violations of anti-corruption laws could have a significant adverse effect on our business or results of operations.
Risks Relating to Technology and Cybersecurity
Failure to maintain the security of customer-related information or compliance with security requirements could damage our reputation with customers, cause us to incur substantial additional costs and become subject to litigation and enforcement actions.
We receive and store certain personal, and financial information about our customers. In addition, we depend upon the secure transmission of confidential information over public networks, including information permitting cashless payments. We also work with third-party service providers and vendors that provide technology systems and services that are used in connection with the receipt, storage, and transmission of customer personal, and financial information. A compromise in our security systems, or those of our third-party service providers and vendors, that results in customer personal information being obtained by unauthorized persons, or our or a third party's failure to comply with security requirements for financial transactions could adversely affect our reputation with our customers and others, as well as our results of operations, financial condition and liquidity. Such a compromise could also result in litigation against us and the imposition of fines and penalties.
Failure in our IT systems, including hardware and software failures, delays in the operation of computer and communications systems, and the failure to implement new systems or system enhancements may harm us.
Our operations and success depend on the efficient and uninterrupted operation of our IT systems. Despite network security measures and other precautions we have taken, our IT systems are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptions. In addition, we may experience system failures or interruptions as a result of integrating the IT systems of any recent acquisitions. Sustained system failures or interruption of our systems in one or more of our operations could disrupt our ability to perform operations. A failure of the network or data-gathering procedures could impede the processing of data, delivery of databases and services and day-to-day management of the business and could result in the corruption or loss of data. While certain operations have appropriate disaster recovery plans in place, there currently are not redundant facilities everywhere in the world to provide IT capacity in the event of a system failure. Despite any precautions we may take, damage from fire, floods, hurricanes, geopolitical events, governmental action, power loss, telecommunications failures, computer viruses, break-ins, cybersecurity breaches and similar events at our various computer facilities could result in interruptions in the flow of data to the servers and from the servers to customers. In addition, any failure by the computer environment to provide required data communications capacity could result in interruptions in service. In the event of a delay in the delivery of data, we could be required to transfer data collection operations to an alternative provider of server-hosting services. Such a transfer could result in delays in the ability to deliver products and services to customers. Additionally, significant delays in the planned delivery of system enhancements, or improvements and inadequate performance of the systems once they are completed could damage our reputation. Failure of our IT systems could adversely affect our business, profitability and financial condition.
Security breaches and unauthorized access to our or our customers’ data could harm our reputation and adversely affect our business.
We have experienced and expect to continue to experience attempts by computer programmers and threat actors to attack and penetrate our layered security controls. We have also experienced and expect to continue to experience similar attempts to attack and penetrate the systems of third-party suppliers and vendors to whom we have provided data. While these attempts have not resulted in any material breaches of the data of our customers, such attempts, if successful, could result in the misappropriation or compromise of personal information or proprietary or confidential information stored within our systems or within the systems of third parties, create system disruptions or cause shutdowns. External actors are developing and deploying viruses, worms and other malicious software programs that attack our systems, the systems of third-parties, or otherwise exploit any security vulnerabilities. Outside parties may also attempt to fraudulently induce our staff to take actions, including the release of confidential or sensitive information or to make fraudulent payments through illegal electronic spamming, phishing, spear phishing, or other tactics. We have information security procedures and other safeguards in place, which we update in response to threat information from public and private sector sources and public announcements of attempted or successful breaches at other companies. However, because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate all of these techniques or to implement adequate preventive measures. In addition, as cyber threats continue to evolve, we may be required to expend additional resources to continue to enhance our information security measures or to investigate and remediate any information security vulnerabilities. Our remediation efforts may not be successful and could result in interruptions, delays or cessation of service. This could also impact the cost and availability of cyber insurance to us. Breaches of our or third parties' security measures and the unauthorized dissemination of personal, proprietary or confidential information about us or our customers or other third parties could expose customers’ private information. Such breaches could expose customers to the risk of financial harm or identity theft or expose us or other third parties to a risk of loss or misuse of this information, result in litigation and potential liability for us, damage our brand and reputation or otherwise harm our business. Any of these disruptions or breaches of security could have a material adverse effect on our business, regulatory compliance, financial condition and results of operations.
We use internally developed and licensed technology systems to manage various aspects of clinical trials and failures of these systems, including errors in design, programming or validation, could adversely affect our business.
We develop, maintain and license software as a service and application solutions alongside licensed technology systems to implement and manage various aspects of clinical trials. These systems are used in clinical trial randomization, investigational product supply management, DCT execution and other clinical trial functions. These systems often involve integrations with third party systems. Incorrect design, programming or validation of these systems could lead to substantial data integrity or patient safety issues potentially resulting in the invalidation of the clinical trial, claims against us and could otherwise adversely affect our financial results.

Failure to keep pace with rapid technological changes could make our services less competitive or obsolete.
The biopharmaceutical industry generally, and drug development services industry more specifically, is subject to increasingly rapid technological changes. Our customers, competitors and other businesses might acquire or develop technologies or services that are more effective or commercially attractive than our current or future technologies or services or that render our technologies or services less competitive or potentially obsolete. If competitors acquire or introduce superior technologies or services and we cannot procure or develop these technologies or services or enhance ours in a timely manner to remain competitive, our competitive position, and in turn our business, results of operations, financial condition and/or cash flows may be materially adversely affected.
Risks Relating to Legal Matters
Failure to comply with the contractual requirements of our agreements with customers or third party service providers could result in claims and/or remedies against us and have a material adverse effect on us and our reputation could be harmed.
Our contracts with our pharmaceutical and medical device customers span a wide range of clinical trial services and solutions. These services are complex and often involve the integration of third parties. Our customer contracts contain numerous requirements and obligate us to perform our services in accordance with applicable laws and regulations, standard operating procedures, and key performance indicators in certain situations. Our agreements with third party service providers establish responsibilities for performance as their customer, including payment, confidentiality, and intellectual property provisions. If we fail to perform according to these requirements of customers or third party service providers, it could harm our reputation, cause the termination of existing contracts, and impair our ability to win or secure future contracts. Customers or third party service providers may also bring claims for damages or seek other remedies as a result of our noncompliance. Due to the overall cost of clinical trials, our noncompliance with contractual obligations could result in substantial monetary claims. Any of these actions could have a material adverse effect on our business, regulatory compliance, financial condition and results of operations, and future prospects.
Contract research services in the drug development industry create liability risks.
In contracting to work on drug development trials and studies, we face a range of potential liabilities, including:
•Errors or omissions that create harm to clinical trial participants during a trial or to consumers of a drug after the trial is completed and regulatory approval of the drug has been granted;
•General risks associated with clinical pharmacology facilities and mobile clinical services, including negative consequences from specimen collection and processing, the administration of drugs to clinical trial participants, or the professional malpractice of clinical pharmacology physicians, clinical pharmacology staff or mobile clinical services staff; and
•Errors and omissions during a trial or study that may undermine the usefulness of a trial or study, or data from the trial or study or that may delay the entry of a drug to the market.
We contract with investigators to conduct, and in our clinical research units we directly conduct, the clinical trials to test new drugs on clinical trial participants. These tests can create a risk of liability for personal injury or death to clinical trial participants resulting from negative reactions to the drugs administered or from professional malpractice by third party investigators or our staff conducting the clinical trials.
We assume representative roles, including, but not limited to, European Union Legal Representative for Clinical Trials, U.K. Legal Representative for Clinical Trials, local clinical trial sponsor, and Qualified Person for Pharmacovigilance, in connection with the clinical trials we manage and these roles may create direct risks relating to patient claims, customer claims, or regulatory authority action.
While we endeavor to include in our contracts provisions entitling us to be indemnified and entitling us to a limitation of liability, these provisions are not always successfully obtained and, even if obtained, do not uniformly protect us against liability arising from certain of our own actions. We could be materially and adversely affected if we were required to pay damages or bear the costs of defending any claim that is not covered by a contractual indemnification provision, or in the event that a party which must indemnify us does not fulfill its indemnification obligations, or in the event that we are not successful in limiting our liability or in the event that the damages and costs exceed our insurance coverage. We may also be required to agree to contract provisions with clinical trial sites or its customers related to the conduct of clinical trials, and we could be materially and adversely affected if we were required to indemnify a site or customer against claims pursuant to such contract terms. There can be no assurance that we will be able to maintain sufficient insurance coverage on acceptable terms.
Adverse results in material litigation matters could have a material adverse effect upon our business.
We may become subject in the ordinary course of business to material legal actions related to, among other things, commercial and contract disputes, data and privacy issues, professional liability, employee-related matters, and intellectual property disputes. Legal actions could result in substantial monetary damages as well as damage to our reputation with customers, which could have a material adverse effect upon our business.
The failure to successfully obtain, maintain and enforce intellectual property rights and defend against challenges to our intellectual property rights could adversely affect us.
Many of our services, products and processes rely on intellectual property, including patents, copyrights, trademarks and trade secrets. In some cases, that intellectual property is owned by another party and licensed to us, sometimes exclusively. The value of our intellectual property relies in part on our ability to maintain our proprietary rights to such intellectual property. If we are unable to obtain or maintain the proprietary rights to our intellectual property, if we are unable to prevent attempted infringement against our intellectual property, or if we are unable to defend against claims that we are infringing on another party’s intellectual property, we could be adversely affected. These adverse effects could include us having to abandon, alter and/or delay the deployment of products, services or processes that rely on such intellectual property; having to procure and pay for licenses from the holders of intellectual property rights that we seek to use; and having to pay damages, fines, court costs, and attorney's fees in connection with intellectual property litigation.
Changes in our tax rates, the adoption of new U.S. or international tax legislation, or exposure to additional tax liabilities may adversely impact our financial results.
We are subject to taxes in the U.S. and foreign jurisdictions. Our provision for income taxes is based on a jurisdictional mix of earnings, statutory tax rates and enacted tax rules, including transfer pricing. Due to economic and political conditions, tax rates in various jurisdictions may be subject to significant change. As a result, our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation. These changes may adversely impact our effective tax rate and harm our financial position and results of operations.
We are subject to examination by the IRS and other domestic and foreign tax authorities and government bodies. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our income tax and other tax reserves. If our reserves are not sufficient to cover these contingencies, such inadequacy could materially adversely affect our business, prospects, financial condition, operating results, and cash flows.
Additionally, the Organization for Economic Cooperation and Development has issued certain guidelines regarding base erosion and profit shifting. As these guidelines continue to be formally adopted by separate taxing jurisdictions, they may have an impact on our tax rate and the way in which we operate.

Risks Relating to Financial Matters
We bear financial risk for contracts that, including for reasons beyond our control, may be underpriced, subject to cost overruns, delayed, or terminated or reduced in scope.
We have many contracts that provide for services on a fixed-price or fee-for-service with a cap basis and they may be terminated or reduced in scope either immediately or upon notice. Cancellations may occur for a variety of reasons, including:
•failure of products to satisfy safety requirements;
•unexpected or undesired results of the products;
•insufficient clinical trial subject enrollment;
•insufficient investigator recruitment;
•a customer's decision to terminate the development of a product or to end a particular study; and
•our failure to perform our duties properly under the contract.
We bear the financial risk if these contracts are underpriced or if contract costs exceed estimates. Such underpricing or significant cost overruns could have an adverse effect on our business, results of operations, financial condition and cash flows. Although our contracts often entitle us to receive the costs of winding down the terminated projects, as well as all fees earned up to the time of termination, the loss, reduction in scope or delay of a large contract or the loss, delay or conclusion of multiple contracts could materially adversely affect us.
A significant increase in our days sales outstanding could have an adverse effect on our business, including our cash flow, by increasing our bad debt or decreasing our cash flow.
A significant increase in our days sales outstanding level from delays in billing or collection could have an adverse effect on our business, including potentially increasing our bad debt rate and decreasing our cash flows.
Our revenues depend on the pharmaceutical, biotechnology and medical device industries.
Our revenues depend greatly on the expenditures made by the pharmaceutical, biotechnology and medical device industries in R&D. In some instances, these companies are reliant on their ability to raise capital in order to fund their R&D projects. These companies are also reliant on reimbursement for their products from government programs and commercial payers. Accordingly, economic factors and industry trends affecting our customers in these industries may also affect us. If these companies were to reduce the number of R&D projects they conduct or outsource, whether through the inability to raise capital, reductions in reimbursement from governmental programs or commercial payers, industry trends, economic conditions or otherwise, we could be materially adversely affected.
Foreign currency fluctuations could have an adverse effect on our business and our planned use of financial instruments to limit our exposure to currency fluctuations could expose us to risks and financial losses that may adversely affect our financial condition, liquidity and results of operations.
We have business and operations outside the U.S., and derive a significant portion of our revenues from international operations. Since our combined financial statements are denominated in U.S. dollars, fluctuations in exchange rates from period to period will have an impact on reported results. In addition, we may incur costs in one currency related to our services or products for which we are paid in a different currency. To reduce our exposure to currency exchange fluctuations, we may from time to time enter into for these or other purposes, financial swaps, or hedging arrangements, with various financial counterparties. In addition to any risks related to the counterparties, there can be no assurances that our hedging activity will be effective in insulating us from the risks associated with the underlying transactions, that we would not have been better off without entering into these hedges, or that we will not have to pay additional amounts upon settlement. As a result, factors associated with international operations, including changes in foreign currency exchange rates and our hedging activities, could significantly affect our results of operations, financial condition and cash flows.
Our quarterly operating results may vary.
Our operating results may vary significantly from quarter to quarter and are influenced by a variety of factors, such as:
•changes in the general global economy;
•exchange rate fluctuations;
•the commencement, completion, delay or cancellation of large projects or contracts or groups of projects;
•the progress of ongoing projects;
•timing of contract amendments for changes in scope that could affect the value of a contract and potentially impact the amount of net new business and revenue from quarter to quarter;
•the timing of and charges associated with completed acquisitions or other events; and
•changes in the utilization mix of our services.
We believe that operating results for any particular quarter are not necessarily a meaningful indication of future results. While fluctuations in our quarterly operating results could negatively or positively affect the market price of our common stock, these fluctuations may not be related to our future overall operating performance.
Our future debt and debt covenant requirements may limit cash flow available to invest in the ongoing needs of our business.
In connection with the spinoff, we expect to incur indebtedness in an aggregate principal amount of approximately $1,640 million, which we expect to consist of borrowings under senior secured term loan facilities and senior secured notes. We also expect to enter into a $450 million senior secured revolving credit facility, which we do not expect to borrow under prior to the spinoff and an accounts receivable purchase program (“ARPP”) which we also do not expect to take advantage of, other than in a testing capacity, prior to the spinoff. The ARPP establishes a receivables purchase facility that provides for up to approximately $80 million in funding based on the availability of certain eligible receivables and the satisfaction of certain conditions.
Our level of debt could have important consequences. For example, it could:
•make it more difficult for us to make payments on our debt;
•require us to dedicate a substantial portion of our cash flow from operations to the payment of debt service, reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, and other general corporate purposes;
•increase our vulnerability to adverse economic or industry conditions;
•limit our ability to access debt markets and obtain additional financing in the future to enable us to react to changes in our business; or
•place us at a competitive disadvantage compared to businesses in our industry that have less debt.
We expect to use the proceeds from these debt and other financing transactions to make an expected $1,605 million cash distribution to Labcorp as partial consideration for the assets that will be contributed to us in connection with the spinoff. As a result of the debt we expect to incur in connection with the spinoff, the amount of leverage in our business may increase over the next twelve months, and could increase further to the extent that we incur additional debt in the future. This will increase the riskiness of our business and of an investment in our common stock.

Any failure to meet required payments on our debt, or failure to comply with any covenants in the instruments governing our debt, could result in an event of default under the terms of those instruments and a downgrade to our credit ratings. A downgrade in our credit ratings would increase our borrowing costs. In the event of a default, the holders of our debt could elect to declare all the amounts outstanding under such instruments to be due and payable. Any default under the agreements governing our debt and the remedies sought by the holders of such debt could render us unable to pay principal and interest on our debt.
We may not be able to access the capital and credit markets on terms that are favorable to us, or at all.
The capital and credit markets may experience extreme volatility or disruptions that may lead to uncertainty and liquidity issues for both borrowers and investors, including in anticipation of the Federal Open Market Committee’s mid-June meeting. As noted above, we expect to access the capital markets in connection with the spinoff to incur indebtedness in an aggregate principal amount of up to approximately (i) $1,640 million, which we expect to consist of borrowings under senior secured term loan facilities and senior secured notes, (ii) $450 million under a senior secured revolving credit facility, which we do not expect to borrow under prior to the spinoff, and (iii) $80 million pursuant to an ARPP. In the event of adverse capital and credit market conditions, we may be unable to obtain capital market financing on favorable terms, or at all, and changes in credit ratings issued by nationally recognized credit-rating agencies could adversely affect our ability to obtain capital market financing and the cost of such financing. Any of these risks could have a material adverse effect on our business, results of operations, financial condition and cash flows and could delay the spinoff.
The terms and conditions of our expected new senior secured term loan facilities, senior secured revolving credit facility, the indenture governing our senior secured notes and the agreement governing the ARPP have not been finalized.
The terms and conditions of our expected new senior secured term loan facilities, senior secured revolving credit facility, the indenture governing our senior secured notes and the agreement governing the ARPP have not been finalized. The completion of the credit agreements governing these facilities, the indenture governing our senior secured notes and the agreement governing the ARPP are subject to market conditions and there can be no assurance as to whether or when the agreements governing these expected indebtedness may be completed, if at all. Any inability to procure this indebtedness or delay in procuring this indebtedness could have a material adverse effect on our business, results of operations, financial condition and cash flows and could delay the spinoff.
We depend on a variety of U.S. and international financial institutions to provide us with banking services. The default or failure of one or more of the financial institutions that we rely on may adversely affect our business and financial condition.
We maintain the majority of our cash and cash equivalents in accounts with major U.S. and international financial institutions, and our deposits at certain of these institutions exceed insured limits. Market conditions can impact the viability of these institutions. In the event of failure of any of the financial institutions where we maintain our cash and cash equivalents, there can be no assurance that we would be able to access uninsured funds in a timely manner or at all. Additionally, bank payment processes could become unavailable which could temporarily impact our ability to conduct business with suppliers and pay our employees on a timely basis. Any inability to access or delay in accessing these funds could adversely affect our business and financial condition.
Risks Relating to General Matters
General or macro-economic factors in the U.S. and globally may have a material adverse effect upon us, and a significant deterioration in the economy could negatively impact our services, cash collections, profitability and the availability and cost of credit.
Our operations are dependent upon ongoing demand for our services by pharmaceutical, biotechnology and medical device companies and others. A significant downturn in the economy could negatively impact the demand for our services, as well as the ability of customers to pay for services rendered. In addition, uncertainty in the credit markets could reduce the availability of credit and impact our ability to meet our financing needs in the future.

Unfavorable labor environments, work stoppages, works council negotiations, or failure to comply with labor or employment laws could adversely affect our operations and have a material adverse effect on our business.
We are subject to employment and labor laws and unionization activity in the U.S. Similar employment and labor obligations exist across other countries in which we conduct business, including appropriate engagement with unions, works councils, and other employee representative bodies. Disputes with regard to the terms of labor agreements or obligations for consultation, potential inability to negotiate acceptable contracts with these unions, unionization activity, or a failure to comply with labor or employment laws could result in, among other things, labor unrest, strikes, work stoppages, slowdowns by the affected workers, fines and penalties. If any of these events were to occur, or other employees were to become unionized, we could experience a significant disruption of our operations or higher ongoing labor costs, either of which could have a material adverse effect on our business. Additionally, future labor agreements, or renegotiation of labor agreements or provisions of labor agreements, or changes in labor or employment laws, could compromise our service reliability and significantly increase our costs, which could have a material adverse effect on our business. Also, we may incur substantial additional costs and become subject to litigation and enforcement actions if we fail to comply with legal requirements affecting our workforce and labor practices, including laws and regulations related to wage and hour practices, Office of Federal Contract Compliance Programs compliance, and unlawful workplace harassment and discrimination.
Failure to establish and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could materially and adversely affect us.
As a public company, we will become subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and will be required to prepare our financial statements according to the rules and regulations required by the SEC. In addition, the Exchange Act requires that we file annual, quarterly, and current reports. Our failure to prepare and disclose this information in a timely manner or to otherwise comply with applicable law could subject us to penalties under federal securities laws, expose us to lawsuits, and restrict our ability to access financing. In addition, the Sarbanes-Oxley Act requires that, among other things, we establish and maintain effective internal controls and procedures for financial reporting and disclosure purposes. Beginning with our second required Annual Report on Form 10-K, we intend to comply with the applicable sections of Section 404 of the Sarbanes-Oxley Act, which will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm on the effectiveness of internal control over financial reporting. Internal control over financial reporting is complex and may be revised over time to adapt to changes in our business, or changes in applicable accounting rules. We cannot assure you that our internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which we had previously believed that internal controls were effective. If we are not able to maintain or document effective internal control over financial reporting, our independent registered public accounting firm will not be able to certify as to the effectiveness of our internal control over financial reporting. While we have been adhering to these laws and regulations as a business unit of Labcorp, after the distribution we will need to demonstrate our ability to manage our compliance with these corporate governance laws and regulations as an independent, public company.
Matters affecting our internal controls may cause us to be unable to report our financial information on a timely basis, or may cause us to restate previously issued financial information, and thereby subject us to adverse regulatory consequences, including sanctions or investigations by the SEC, or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements is also likely to suffer if we or our independent registered public accounting firm reports a material weakness in our internal control over financial reporting. This could have a material and adverse effect on us by, for example, leading to a decline in our share price and impairing our ability to raise additional capital.

Operations may be disrupted and adversely impacted by the effects of adverse weather, other natural disasters, geopolitical events, public health crises, and other events outside of our control.
Natural disasters, such as adverse weather, fires, and earthquakes; power shortages and outages; geopolitical events, such as terrorism, war, political instability, political unrest, including the current situation with Ukraine and Russia, or other conflicts; criminal activities; public health crises, such as COVID-19 and disease epidemics and pandemics; and other disruptions or events outside of our control or the escalation or expansion of any of the same, could delay or disrupt our ability to conduct clinical trials or other business, endanger our personnel, or cause other project delays or loss of clinical trial materials or results. Long-term disruptions in the infrastructure and operations caused by such events (particularly involving locations in which we have operations), could harm our operating results.
A failure to identify and successfully close and integrate strategic acquisition targets could have a material adverse effect on our business objectives and its revenues and profitability.
Part of our strategy involves deploying capital in investments that enhance our business, which includes pursuing strategic acquisitions to strengthen our scientific capabilities and enhance therapeutic expertise, enhance global drug development capabilities, and increase presence in key geographic areas. However, we cannot assure you that we will be able to identify acquisition targets that are attractive to us or that will have a meaningful impact on our operating results. Furthermore, the successful closing and integration of a strategic acquisition entails numerous risks, including, among others:
•failure to obtain regulatory clearance, including due to antitrust concerns;
•loss of key customers or employees;
•difficulty in consolidating redundant facilities and infrastructure and in standardizing information and other systems;
•unidentified regulatory problems;
•failure to maintain the quality of services that such companies have historically provided;
•unanticipated costs and other liabilities;
•potential liabilities related to litigation including the acquired companies;
•potential periodic impairment of goodwill and intangible assets acquired;
•coordination of geographically separated facilities and workforces; and
•the potential disruption of the ongoing business and diversion of management's resources.
We cannot assure you that current or future acquisitions, if any, or any related integration efforts will be successful, or that our business will not be adversely affected by any future acquisitions, including with respect to revenues and profitability. Even if we are able to successfully integrate the operations of businesses that we may acquire in the future, we may not be able to realize the benefits that we expect from such acquisitions.
Damage or disruption to our facilities could adversely affect our business.
Many of our facilities could be difficult to replace in a short period of time. Any event that causes a disruption of the operation of these facilities might impact our ability to provide services to customers and, therefore, could have a material adverse effect on our financial condition, results of operations, and cash flows.

Our increasing focus on environmental, social, governance, and other sustainability matters could increase our costs, and inaction could harm our reputation and adversely impact our financial results.
There has been increasing public focus by investors, customers, environmental and social activists, the media and governmental and nongovernmental organizations on a variety of environmental, social, governance, and other sustainability matters. As an organization, we understand the importance of our role in lessening our environmental footprint and supporting positive social impact. In light of the importance of this to our culture, as well as internal and external stakeholders, if we are not effective in addressing environmental, social, governance, and other sustainability matters affecting our business, or setting and meeting relevant sustainability goals, our reputation and financial results may suffer. We may experience increased costs in order to execute upon our sustainability goals and measure achievement of those goals, which could have an adverse impact on our business and financial condition.
In addition, this emphasis on environmental, social, governance, and other sustainability matters has resulted and may result in the adoption of new laws and regulations, including new reporting requirements. Compliance with future legislation could impose additional requirements on us that may be costly. If we fail to comply with new and existing laws, regulations, or reporting requirements, our reputation and business could be adversely impacted.
Risks Relating to Ownership of Our Common Stock
There can be no assurance that our common stock will be approved for listing on NASDAQ or, if approved, that we will be able to comply with the continued listing standards of NASDAQ.
There is no current trading market for our common stock. We have applied to list our common stock on NASDAQ under the symbol “FTRE.” The spinoff is contingent upon the acceptance of our common stock for listing on a national securities exchange approved by Labcorp, such as NASDAQ, subject to official notice of issuance. Our NASDAQ application has not yet been approved.
If our common stock is not approved for listing on a national securities exchange approved by Labcorp, such as NASDAQ, or, after the spinoff, any such exchange, such as NASDAQ, delists our common stock from trading on its exchange for failure to meet the listing standards, we and our stockholders could face significant material adverse consequences including:
•an inability to complete the spinoff;
•a limited availability of market quotations for our common stock;
•reduced liquidity for our common stock;
•a determination that our common stock is a “penny stock” which will require brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our common stock;
•a limited amount of news and analyst coverage; and
•a decreased ability to issue additional securities or obtain additional financing in the future.
Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our common stock following the spinoff.
Prior to the spinoff, there will have been no trading market for our common stock. We cannot assure you that an active trading market will develop or be sustained for our common stock after the spinoff, nor can we predict the price at which our common stock will trade after the spinoff. The market price of our common stock could fluctuate significantly due to a number of factors, many of which are beyond our control, including:
•fluctuations in our quarterly or annual earnings results or those of other companies in our industry;

•failures of our results of operations to meet the estimates of securities analysts or the expectations of our stockholders, or changes by securities analysts in their estimates of our future earnings;
•announcements by us or our customers, suppliers, or competitors;
•changes in laws or regulations which adversely affect our industry or us;
•general economic, industry, and stock market conditions;
•future sales of our common stock by our stockholders;
•future issuances of our common stock by us;
•our ability or willingness to pay dividends in the future; and
•the other factors described in these “Risk Factors” and other parts of this information statement.
A large number of shares of our common stock are or will be eligible for future sale, which may cause the market price for our common stock to decline.
Upon completion of the spinoff, virtually all of our shares will be freely tradable without restriction or registration under the Securities Act of 1933, as amended (the “Securities Act”). We are unable to predict whether large amounts of our common stock will be sold in the open market following the spinoff. We are also unable to predict whether a sufficient number of buyers would be in the market at that time. Certain Labcorp stockholders may be required to sell the shares of Fortrea common stock that they receive in the spinoff. For example, index funds currently holding Labcorp common stock may be required to sell the Fortrea common stock they receive in the spinoff. In addition, it is possible that other Labcorp stockholders will sell the shares of Fortrea common stock they receive in the spinoff for various reasons. For example, such stockholders may not believe that our business profile, capital structure, or level of market capitalization as an independent company fits their investment objectives. We can provide no assurance that there will be sufficient new buying interest to offset the potential sale of Fortrea common stock. Accordingly, our common stock could experience a high level of volatility immediately following the spinoff and, as a result, the price of our common stock could be adversely affected.
Anti-takeover provisions in our charter documents and Delaware law could discourage, delay, or prevent a change in control over us and may affect the trading price of our common stock.
Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws (as defined in “Description of Capital Stock”) will include a number of provisions that may discourage, delay, or prevent a change in our management or control over us that stockholders may consider favorable. For example, our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws will:
•authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to thwart a takeover attempt;
•until the annual meeting of stockholders to be held in 2028, provide for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year, which may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of our board of directors;
•not permit cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
•provide that vacancies on our board of directors, including newly-created directorships, may be filled only by a majority vote of directors then in office;
•prohibit stockholders from nominating director candidates for inclusion in proxy material;

•prohibit stockholders from calling special meetings of stockholders;
•prohibit stockholder action by written consent, thereby requiring all actions to be taken at a meeting of the stockholders;
•establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and
•until the annual meeting of stockholders to be held in 2028, require the approval of holders of at least seventy-five percent (75%) of the outstanding shares of our common stock, voting together as a single class, to amend certain provisions of our Amended and Restated Bylaws and certain provisions of our Amended and Restated Certificate of Incorporation.
These provisions may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if the provisions are viewed as discouraging takeover attempts in the future.
Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws may also make it difficult for stockholders to replace or remove our management. These provisions may facilitate management entrenchment that may delay, deter, render more difficult, or prevent a change in our control, which may not be in the best interests of our stockholders.
Your percentage of ownership of us may be diluted in the future.
In the future, your percentage ownership of us may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including any equity awards that we will grant to our directors, officers and employees. Our employees will have stock-based awards that correspond to shares of Fortrea common stock after the distribution as a result of conversion of their Labcorp stock-based awards. Such awards will have a dilutive effect on our earnings per share (“EPS”), which could adversely affect the market price of Fortrea common stock. From time to time, we will issue additional stock-based awards to our employees under our employee benefits plans.
We may not determine to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.
We do not currently expect to declare or pay dividends on our common stock for the foreseeable future. In the absence of a dividend, the success of an investment in shares of our common stock would depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value.
If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.
The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If there is no coverage of us by securities or industry analysts, the trading price for our common stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of these analysts downgrades our stock or publishes unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our common stock price or trading volume to decline.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
This information statement and other materials we and Labcorp have filed or will file with the SEC include or will include forward-looking statements. Some of the forward-looking statements can be identified by the use of terms such as “believes,” “expects,” “may,” “will,” “should,” “could,” “seeks,” “intends,” “plans,” “estimates,” “anticipates,” or other comparable terms. These forward-looking statements include all matters that are not related to present facts or current conditions or that are not historical facts. They appear in a number of places throughout this information statement and include statements regarding our intentions, beliefs, or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects and growth strategies, and the industries in which we operate and include, without limitation, statements relating to our future performance.
Forward-looking statements are subject to known and unknown risks and uncertainties, many of which are beyond our control. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and industry development may differ materially from those made in or suggested by the forward-looking statements contained in this information statement. In addition, even if our results of operations, financial condition and liquidity, and industry development are consistent with the forward-looking statements contained in this information statement, those results or developments may not be indicative of results or developments in subsequent periods. A number of important factors could cause actual results to differ materially from those contained in or implied by the forward-looking statements, including the risks and uncertainties discussed in “Risk Factors.” Factors that could cause actual results to differ from those reflected in forward-looking statements relating to our operations and business include:
•if we do not realize some or all of the benefits expected to result from the spinoff, or if such benefits are delayed;
•our ongoing businesses may be adversely affected and subject to certain risks and consequences as a result of pursuing the spinoff;
•our ability to successfully complete the spinoff on a tax-free basis, within the expected time frame or at all;
•Labcorp’s ability to change the terms of the spinoff and the relation transactions and agreements, prior to completion of the spinoff, in ways that may be unfavorable to us;
•our accounting, enterprise resource planning, and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the spinoff;
•after the distribution, certain members of management, directors, and stockholders will hold stock in both Labcorp and us, and as a result may face actual, perceived, or potential conflicts of interest;
•certain contracts that will need to be assigned from Labcorp or its affiliates to us in connection with the separation require the consent of the counterparty to such an assignment, and failure to obtain these consents could increase our expenses or otherwise reduce our profitability;
•the impact of the rebranding of our business;
•our ability to successfully implement our business strategies and execute our long-term value creation strategy;
•risks and expenses associated with our international operations and currency fluctuations;
•our customer or therapeutic area concentrations;
•our ability to generate a large number of net new business awards, or if net new business awards are delayed, terminated, reduced in scope, or fail to go to contract;

•customers may have insufficient funding to complete a clinical trial and pay our outstanding accounts receivable and unbilled services causing increased days sales outstanding or invoice write-offs;
•our backlog might not be indicative of our future revenues, and we might not realize all of the anticipated future revenue reflected in our backlog;
•our ability to attract suitable principal investigators and recruit and enroll patients for clinical trials;
•our ability to attract and retain experienced and qualified personnel, including key management personnel;
•our dependence on third parties to provide services critical to our business and comply with applicable laws and regulations;
•our ability to effectively manage our growth strategy;
•our relationships with existing or potential customers who are in competition with each other;
•our access to data;
•our ability to comply with the evolving government and industry regulation and practices;
•our ability to comply with national, state, local or international environmental, health and safety laws and regulations;
•failure to comply with privacy and security, anti-corruption and trade sanction laws and regulations;
•our ability to comply with federal, state, and foreign healthcare laws;
•failures in our IT systems or delays or failures in the development and implementation of updates or enhancements to those systems;
•hardware and software failures, delays in the operation of computer and communications systems, failure to implement new systems or system enhancements to existing systems, and cybersecurity breaches;
•failure to maintain the security of customer-related information or compliance with security requirements, and unauthorized access to our or our customers’ data;
•failures of our internally developed and licensed technology systems to manage various aspects of clinical trials, including errors in design, programming, or validation;
•our ability to keep pace with rapid technological changes could make our services less competitive or obsolete;
•our ability to comply with the contractual requirements of our agreements with customers or third party service providers;
•liability arising from errors or omissions in the performance of contract research services or other contractual arrangements;
•the outcome of any legal or regulatory proceedings to which Fortrea is, or may become, a party;
•failure to obtain, maintain, and enforce intellectual property rights for protection of Fortrea’s licensed products and services and defend against challenges to those rights;
•changes in tax laws and regulations or changes in their interpretation;
•if we underprice our contracts, overrun our cost estimates, or fail to receive approval for, or experience delays in documentation of change orders;

•limitations and restrictions in the agreements to be entered into governing our indebtedness;
•our ability to maintain our anticipated credit rating and to access debt markets;
•business interruption, receivables impairment, delays in cash collection impacting days sales outstanding, supply chain disruptions, increases in operating costs, or other impacts on the business due to natural disasters, including adverse weather, fires and earthquakes; power shortages and outages; geopolitical events, such as terrorism, war, political instability, political unrest, including the ongoing conflict between Russia and Ukraine, or other conflicts; criminal activities; public health crises, such as COVID-19 and disease epidemics and pandemics; increased costs, and other adverse effects on Fortrea’s operations due to work stoppages, general labor unrest or failure to comply with labor or employment laws; and other disruptions or events outside of our control;
•our increasing focus on environmental, social, governance, and other sustainability matters; and
•other factors described in this information statement and from time to time in documents that we file with the SEC.
All forward-looking statements are made only as of the date of this information statement and we do not undertake any obligation, other than as may be required by law, to update or revise any forward-looking statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends, or indications of future performance, unless expressed as such, and should only be viewed as historical data.

THE SPINOFF
Reasons for the Spinoff
On July 28, 2022, Labcorp announced its intention to separate its Clinical Development and Commercialization Services business into an independent, publicly traded company. The separation will be effected through a pro rata distribution of our common stock to Labcorp's stockholders. The transaction is subject to certain customary conditions, including, among others, the conditions described below under “—Spinoff Conditions and Termination.”
Fortrea is currently a wholly owned business unit of Labcorp. Labcorp will complete the internal restructuring, which will result in Fortrea becoming the parent company of the Labcorp operations comprising, and the entities that will conduct, the Clinical Development and Commercialization Services business.
Based on our combined statements of operations and comprehensive income included elsewhere in this information statement: for the quarter ended March 31, 2023 and fiscal years ended December 31, 2022 and December 31, 2021, Fortrea’s Revenue as a percent of Labcorp's Revenue was 20%, 21% and 19.0%, respectively. Based on our condensed combined balance sheet as of March 31, 2023 included elsewhere in this information statement, total assets and total liabilities attributable to Fortrea as a percent of Labcorp’s total assets and total liabilities was 21% and 9%, respectively.
Labcorp’s Clinical Development and Commercialization Services business operates largely autonomously, although it and Labcorp have benefited by sharing executive management and some overhead costs. The spinoff will permit each of Labcorp and Fortrea to focus exclusively on its business and enable investors to obtain and, if they so choose, retain direct exposure to each separate business. Among other benefits, the spinoff is expected to provide each of Labcorp and Fortrea with:
•strengthened strategic flexibility and operational focus to pursue specific market opportunities and better meet customer needs;
•focused capital structures and capital allocation strategies to drive innovation and growth;
•a more targeted investment opportunity for different investor bases;
•the ability to align its particular incentive compensation with its financial performance;
•an improved ability to use its equity as consideration for beneficial acquisitions; and
•enhanced long-term performance of the businesses held by Labcorp and Fortrea.
We expect that we will continue to be a leading global provider of CRO services to both large and emerging pharmaceutical, biotechnology, and medical device organizations. In addition, following the spinoff, we will be positioned to:
•leverage service offerings to expand in existing markets and enter new markets;
•expand leading expertise in existing and novel scientific areas;
•increase our agile approach to project centric service offering;
•utilize global site relationships and patient centric recruitment strategies;
•build on strengths in clinical pharmacology; and
•invest in further innovation.
There necessarily can be no assurance that the expected benefits of the separation will be realized. See “Risk Factors—Risks Relating to the Spinoff.”

Results of the Spinoff
After the spinoff, we will be an independent, publicly traded company. Immediately after the distribution date, we expect that approximately 88.6 million shares of our common stock will be issued and outstanding, based on the distribution of one share of our common stock for every share of Labcorp common stock outstanding and the anticipated number of shares of Labcorp common stock outstanding as of the record date. The actual number of shares of our common stock to be distributed will be determined based on the number of shares of Labcorp common stock outstanding as of the record date.
We and Labcorp will be parties to several agreements that will govern the spinoff and our future relationship. For a more detailed description of these agreements, please see “Relationship with Labcorp After the Spinoff—Agreements Between Labcorp and Us.”
You will not be required to make any payment for the shares of Fortrea common stock you receive, nor will you be required to surrender or exchange your shares of Labcorp common stock or take any other action in order to receive the Fortrea common stock to which you are entitled. The spinoff will not affect the number of outstanding shares of Labcorp common stock or any rights of Labcorp stockholders, although it is expected to affect the market value of the outstanding shares of Labcorp common stock.
Manner of Effecting the Spinoff
The general terms and conditions relating to the spinoff will be set forth in a separation and distribution agreement between Labcorp and us. For a description of the terms of that agreement, see “Relationship with Labcorp After the Spinoff—Agreements Between Labcorp and Us—Separation and Distribution Agreement.” Under the separation and distribution agreement, the spinoff will occur on the distribution date. As a result of the spinoff, each holder of Labcorp common stock will be entitled to receive one share of our common stock for every share of Labcorp common stock owned by such holder as of 5:00 p.m., Burlington, North Carolina time, on the record date. As discussed under “—Trading of Labcorp Common Stock After the Record Date and On or Prior to the Distribution,” if a holder of record of Labcorp common stock sells those shares in the “regular way” market after the record date and before or on the distribution date, that stockholder will be selling the right to receive our common stock in the distribution. The distribution will be made in book-entry form. For registered Labcorp stockholders, our transfer agent will credit their shares of Fortrea common stock to book-entry accounts established to hold their Fortrea common stock. Book-entry refers to a method of recording stock ownership in our records in which no physical certificates are issued. For stockholders who own Labcorp common stock through a bank or brokerage firm, their Fortrea common stock will be credited to their accounts by the bank or broker. See “—When and How You Will Receive Fortrea Shares” below. Each Fortrea share of common stock that is distributed will be validly issued, fully paid, and nonassessable.
Holders of Fortrea common stock will not be entitled to preemptive rights. See “Description of Capital Stock.” Following the spinoff, stockholders whose shares are held in book-entry form may request the transfer of their Fortrea common stock to a brokerage or other account at any time, without charge.
When and How You Will Receive Fortrea Shares
On the distribution date, Labcorp will release its Fortrea common stock for distribution by American Stock Transfer & Trust Company, the distribution agent. The distribution agent will cause the shares of Fortrea common stock to which you are entitled to be registered in your name or in the “street name” of your bank or brokerage firm.
“Street Name” Holders. Many Labcorp stockholders have Labcorp common stock held in an account with a bank or brokerage firm. If this applies to you, that bank or brokerage firm is the registered holder that holds the shares on your behalf. For stockholders who hold their Labcorp common stock in an account with a bank or brokerage firm, shares of our common stock being distributed will be registered in the “street name” of your bank or broker, who in turn will electronically credit your account with the shares that you are entitled to receive in the distribution. We anticipate that banks and brokers will generally credit their customers' accounts with shares of our common stock on or shortly after the distribution date. We encourage you to contact your bank or broker if you have any questions regarding the mechanics of having your shares credited to your account.

Registered Holders. If you are the registered holder of Labcorp common stock and hold your Labcorp common stock either in physical form or in book-entry form, the Fortrea common stock distributed to you will be registered in your name and you will become the holder of record of that number of shares of our common stock. Our distribution agent will send you a statement reflecting your ownership of our common stock.
Direct Registration System. As part of the spinoff, we will be adopting a direct registration system for book-entry share registration and transfer of our common stock. Our common stock to be distributed in the spinoff will be distributed as uncertificated shares registered in book-entry form through the direct registration system. No certificates representing your shares will be mailed to you in connection with the spinoff. Under the direct registration system, instead of receiving stock certificates, you will receive a statement reflecting your ownership interest in our shares. If at any time you want to receive a physical certificate evidencing your shares, you may do so by contacting our transfer agent and registrar. Contact information for our transfer agent and registrar is provided under “Description of Capital Stock—Transfer Agent, Distribution Agent, and Registrar.” The distribution agent will begin mailing book-entry account statements reflecting your ownership of shares promptly after the distribution date. You can obtain more information regarding the direct registration system by contacting our transfer agent and registrar.
Treatment of Fractional Shares
The transfer agent will aggregate all fractional shares and sell them on behalf of those holders who otherwise would be entitled to receive a fractional share. The transfer agent will determine, in its sole discretion, when, how, and through which broker-dealers such sales will be made without any influence by Labcorp or us. We anticipate that these sales will occur as soon as practicable after the distribution date. Those holders will then receive a cash payment in an amount equal to their pro rata share of the total net proceeds of those sales.
It is expected that all fractional shares held in street name will be aggregated and sold by brokers or other nominees according to their standard procedures. You should contact your broker or other nominee for additional details.
Neither Labcorp, nor we, nor the transfer agent will guarantee any minimum sale price for any fractional shares. Neither we nor Labcorp will pay any interest on the proceeds from the sale of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient stockholders for U.S. federal income tax purposes. See “—Material U.S. Federal Income Tax Consequences of the Spinoff.”
Transferability of Shares You Receive
Our common stock distributed to Labcorp stockholders will be freely transferable, except for shares received by persons who may be deemed to be our “affiliates” under the Securities Act. Persons who may be deemed to be our affiliates after the spinoff generally include individuals or entities that control, are controlled by, or are under common control with us, and include our directors and certain of our officers. Our affiliates will be permitted to sell their Fortrea common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144.
Under Rule 144, an affiliate may not sell within any three-month period shares of Fortrea common stock in excess of the greater of:
•1% of the then outstanding number of shares of Fortrea common stock; and
•the average reported weekly trading volume of shares of Fortrea common stock on NASDAQ during the four calendar weeks preceding the filing of a notice with the SEC on Form 144 with respect to such sale or, if no such notice is required, certain other applicable dates.
Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements, the availability of current public information about us, and holding periods.

Stock-Based Plans
Treatment of Equity-Based Compensation
With respect to Labcorp equity incentive awards held by Fortrea employees that are outstanding on the distribution date and for which the underlying security is shares of Labcorp’s common stock, it is currently anticipated that each outstanding Labcorp stock option, restricted stock unit and performance share award will be equitably adjusted or converted into an award with respect to Fortrea common stock and Fortrea will bear the compensation costs related to each award, as applicable. In each case, the award will be equitably adjusted or converted in a manner intended to preserve the aggregate intrinsic value of the original Labcorp equity award, and will be subject to substantially the same terms and conditions after the spinoff as the terms and conditions applicable to the original Labcorp award prior to the distribution date, except:
•with respect to each adjusted or converted stock option award, the per-share exercise price for each Labcorp stock option will be adjusted in a manner intended to preserve, in the aggregate, the same intrinsic value that the original Labcorp stock option award had immediately prior to the distribution date (subject to rounding);
•with respect to each adjusted or converted award covering Fortrea common shares, the number of underlying shares subject to such award will be determined based on application of the ratio of Labcorp’s pre-spinoff stock price to our post-spinoff share price to the number of Labcorp common shares subject to the original Labcorp award prior to the distribution date; and
•each outstanding performance share award that is held immediately prior to the spinoff by any employee of Fortrea will be treated as follows: (a) performance share awards for the 2021 to 2023 performance period will be converted into time-based restricted stock units denominated in shares of our common stock based on achievement of performance goals as determined by the Labcorp Compensation Committee immediately prior to the spinoff; (b) performance share awards for the 2022 to 2024 performance period will be converted into awards denominated in shares of our common stock, with 50% of the target number being converted into time-based restricted stock units based on achievement of performance goals as determined by the Labcorp Compensation Committee immediately prior to the spinoff and the remaining 50% of the target number being converted into performance shares of Fortrea subject to the achievement of performance criteria established by the Labcorp Compensation Committee, and subject to further review and modification by Fortrea in its discretion; and (c) performance share awards for the 2023 to 2025 performance period shall be converted into performance shares of the Labcorp Compensation Committee, and subject to further review and modification by Fortrea subject to the achievement of performance criteria established by Fortrea in its discretion.
Material U.S. Federal Income Tax Consequences of the Spinoff
The following is a discussion of the material U.S. federal income tax consequences of the distribution of Fortrea common stock to U.S. Holders (as defined below) of Labcorp common stock. This discussion is based on the Code, applicable U.S. Treasury Department (“Treasury”) regulations, administrative authorities and court decisions, all as in effect as of the date of this information statement, any of which may change, possibly with retroactive effect. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Labcorp common stock that is for U.S. federal income tax purposes:
•a citizen or resident of the U.S.;
•a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any state therein or the District of Columbia;
•a trust (1) that is subject to the primary supervision of a court within the U.S. and all the substantial decisions of which are controlled by one or more U.S. persons or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person; or

•an estate, the income of which is subject to U.S. federal income taxation regardless of its source.
This discussion addresses only the consequences of the spinoff to U.S. Holders that hold Labcorp common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). It does not address all aspects of U.S. federal income taxation that may be important to a U.S. Holder in light of that stockholder's particular circumstances or to a U.S. Holder subject to special rules, including, without limitation:
•banks, trusts, financial institutions, underwriters, or insurance companies;
•traders in securities who elect to apply a mark-to-market method of accounting;
•real estate investment trusts, regulated investment companies, or grantor trusts;
•corporations that accumulate earnings to avoid U.S. federal income tax;
•cooperatives;
•tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;
•U.S. expatriates or former long-term residents of the U.S.;
•partnerships or other pass-through entities or investors in such entities;
•brokers, dealers or traders in securities, commodities, or currencies;
•U.S. persons whose “functional currency” is not the U.S. dollar;
•U.S. Holders that own shares through non-U.S. brokers or other non-U.S. intermediaries;
•persons subject to special tax accounting rules under Section 451(b) of the Code;
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;
•persons holding Labcorp common stock as intermediaries, agents or nominees;
•persons who received Labcorp shares through the issuance of restricted stock under an equity incentive plan or through the exercise of options or similar derivative securities or through a tax-qualified retirement plan or otherwise as compensation;
•persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding Labcorp shares, or, after the spinoff, the outstanding Fortrea ordinary shares; or
•holders of Labcorp shares, or, after the spinoff, Fortrea ordinary shares, as a position in a “straddle” as part of a “synthetic security” or “hedge” as part of a “conversion transaction” or other integrated investment or risk reduction transaction.
If a partnership, or any entity treated as a partnership for U.S. federal income tax purposes, holds Labcorp common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partners and the activities of the partnership. A partner in a partnership holding Labcorp common stock should consult his, her, or its tax advisor.
This discussion of material U.S. federal income tax consequences is not a complete analysis or description of all potential U.S. federal income tax consequences of the spinoff. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. It also does not address any tax consequences arising under the Medicare tax on net investment income or the Foreign Account Tax Compliance Act (including the Treasury regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith). In addition, it does not address any U.S. federal, estate, gift, or other non-income tax or any

non-U.S. state or local tax consequences of the spinoff. Accordingly, each holder of Labcorp common stock should consult his, her, or its tax advisor to determine the particular U.S. federal, state, or local or non-U.S. income or other tax consequences of the spinoff to such holder.
Tax Ruling and Tax Opinion
Labcorp has received an IRS Ruling on certain issues relevant to the qualification of the spinoff and certain related transactions as tax-free under Sections 368(a)(1)(D) and 355 of the Code, based on certain facts and representations. The IRS Ruling does not address all of the requirements for tax-free treatment of the spinoff, and the spinoff is conditioned upon, among other things, Labcorp’s receipt of an opinion of tax counsel regarding the qualification of the spinoff and certain related transactions as generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code (the “Tax Opinion”). The IRS Ruling was, and the opinion will be, based on, among other things, certain factual assumptions, representations and undertakings from LabCorp and from us, including regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these factual assumptions, representations, or undertakings are incorrect or not satisfied, LabCorp may not be able to rely on the IRS Ruling or on the Tax Opinion. In addition, the Tax Opinion will not be binding on the IRS or the courts and is expected to rely on the IRS Ruling with respect to the matters in such ruling.
If any conditions in the IRS Ruling or the Tax Opinion were not observed, or if the spinoff were otherwise determined not to qualify for the tax-free treatment described herein, then Labcorp and its stockholders could suffer adverse tax consequences and, under certain circumstances, we could have an indemnification obligation to Labcorp with respect to some or all of the resulting tax under the tax matters agreement we intend to enter into with Labcorp, as described in “Relationship with Labcorp After the Spinoff—Agreements Between Labcorp and Us—Tax Matters Agreement.”
The Spinoff
Assuming that the distribution of all of the shares of Fortrea common stock owned by Labcorp to the stockholders of Labcorp, together with certain related transactions, qualifies as a tax-free distribution within the meaning of Section 355 of the Code, in general, for U.S. federal income tax purposes:
•no gain or loss will be recognized by, and no amount will be included in the income of, U.S. Holders of Labcorp common stock upon the receipt of our common stock;
•the aggregate tax basis of the shares of our common stock distributed in the spinoff to a U.S. Holder of Labcorp common stock will be determined by allocating the aggregate tax basis such U.S. Holder has in the shares of Labcorp common stock immediately before such spinoff between such Labcorp common stock and our common stock in proportion to the relative fair market value of each immediately following the spinoff;
•the holding period of any shares of our common stock received by a U.S. Holder of Labcorp common stock in the spinoff will include the holding period of the shares of Labcorp common stock with respect to which the distribution is made; and
•a U.S. Holder of Labcorp common stock that receives cash in lieu of a fractional share of our common stock, if any, will generally recognize capital gain or loss, measured by the difference between the cash received for such fractional share and the U.S. Holder's tax basis in that fractional share, determined as described above, and such gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period for such fractional share is more than one year as of the closing date of the spinoff.
In general, if the spinoff does not qualify as a tax-free distribution within the meaning of Section 355 of the Code, the spinoff will be treated as a taxable distribution to holders of Labcorp common stock in an amount equal to the fair market value of our common stock received. Specifically, the full amount of the distribution generally would be treated first as a taxable dividend to the extent of the U.S. Holder’s pro rata share of Labcorp's current and accumulated earnings and profits, then as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the Labcorp stock, and finally as capital gain from the sale or exchange of Labcorp stock with respect to any remaining amount. In addition, if the spinoff does not qualify as a tax-free distribution within the meaning of Section 355 of the Code, Labcorp may recognize taxable gain, which could result in significant tax liability to Labcorp.
Even if the spinoff were otherwise to qualify as a tax-free distribution within the meaning of Sections 355 of the Code, the spinoff will be taxable to Labcorp under Section 355(e) of the Code if 50% or more of either the total voting power or the total fair market value of the stock of Labcorp or our common stock is acquired as part of a plan or series of related transactions that includes the spinoff. If Section 355(e) applies as a result of such an acquisition, Labcorp would recognize taxable gain as described above, but the spinoff would generally remain tax-free to you. Under some circumstances, we could have an indemnification obligation to Labcorp with respect to some or all of the resulting tax under the tax matters agreement we intend to enter into with Labcorp, as described in “Relationship with Labcorp After the Spinoff—Agreements Between Labcorp and Us—Tax Matters Agreement.” The resulting tax could also have a material adverse effect on Labcorp or us, as the case may be.
The foregoing discussion is a summary of material U.S. federal income tax consequences of the spinoff under current law and is for general information only. All holders should consult their tax advisors as to the particular tax consequences of the spinoff to them, including the application and effect of U.S. federal, state, local and foreign tax laws.
Information Reporting and Backup Withholding
Treasury regulations generally require holders who own at least five percent of the total outstanding stock of Labcorp (by vote or value) and who receive our common stock pursuant to the spinoff to attach to their U.S. federal income tax return for the year in which the spinoff occurs a detailed statement setting forth certain information relating to the spinoff. Labcorp and/or we will provide the appropriate information to each holder upon request, and each such holder is required to retain permanent records of this information. In addition, payments of cash to a U.S. Holder of Labcorp common stock in lieu of fractional shares of our common stock in the spinoff may be subject to information reporting, unless the U.S. Holder provides the withholding agent with proof of an applicable exemption. Such payments that are subject to information reporting may also be subject to backup withholding, unless such U.S. Holder provides the withholding agent with a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Market for Our Common Stock
There is currently no public market for our common stock. We have applied to list our common stock on NASDAQ under the symbol “FTRE.” We anticipate that trading of our common stock will commence on a “when-issued basis” approximately two trading days before the record date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. Generally, shares of common stock may trade on NASDAQ on a when-issued basis after they have been authorized but not yet formally issued, which is often initiated by NASDAQ prior to the record date relating to the issuance of such common stock. When-issued transactions are settled after shares of our common stock have been issued to Labcorp stockholders. On the first trading day following the distribution date, when-issued trading with respect to our common stock will end and regular way trading will begin. Regular way trading refers to trading after a security has been issued. We cannot predict what the trading price for our common stock will be before or after the distribution date. See “Risk Factors—Risks Relating to Ownership of Our Common Stock.” In addition, we cannot predict any change that may occur in the trading price of Labcorp's common stock, which will continue to trade on NYSE under the symbol “LH,” as a result of the spinoff.
Trading of Labcorp Common Stock After the Record Date and On or Prior to the Distribution
Beginning on or shortly before the record date and through the distribution date, we anticipate that there will be two concurrent markets in which to trade shares of Labcorp common stock: a regular way market and an ex-distribution market. Shares of Labcorp common stock that trade in the regular way market will trade with an entitlement to our common stock distributed in connection with the spinoff. Shares that trade in the ex-distribution market will trade without an entitlement to our common stock distributed in connection with the spinoff. Therefore, if you owned Labcorp common stock at 5:00 p.m., Burlington, North Carolina time, on the record date and sell those shares in the regular way market on or prior to the distribution date, you also will be selling your right to receive our common stock that would have been distributed to you in connection with the spinoff. If you sell those shares of Labcorp common stock in the ex-distribution market on or prior to the distribution date, you will still receive shares of our common stock that were to be distributed to you in connection with the spinoff as a result of your ownership of the Labcorp common stock on the record date. You are encouraged to consult with your financial advisor regarding the financial implications of selling your shares of Labcorp common stock before or on the distribution date.
Spinoff Conditions and Termination
We expect that the spinoff will be completed on June 30, 2023, provided that, among other things:
•the transactions as contemplated by the separation and distribution agreement will have been completed;
•the Labcorp board of directors will, in its sole and absolute discretion, have authorized and approved the separation and the distribution and will not have withdrawn that authorization and approval;
•the Labcorp board of directors will have declared the distribution of all of our outstanding shares of common stock to Labcorp stockholders;
•Labcorp and we will have executed and delivered the separation and distribution agreement, employee matters agreement, transition services agreement, tax matters agreement, and all other ancillary agreements related to the spinoff;
•the SEC shall have declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act, with no stop order in effect with respect to the Form 10, and this information statement shall have been sent to Labcorp stockholders;
•no order, injunction, or decree that would prevent the consummation of the distribution will be threatened, pending or issued (and still in effect) by any governmental entity of competent jurisdiction, no other legal restraint or prohibition preventing the consummation of the distribution will be in effect, and no other event outside the control of Labcorp will have occurred or failed to occur that prevents the consummation of the distribution;
•our common stock shall have been accepted for listing on a national securities exchange approved by Labcorp, subject to official notice of issuance;
•Labcorp will have received an opinion of counsel, satisfactory to Labcorp, regarding the qualification of the spinoff and certain related transactions as generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code; and
•prior to the spinoff, our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, each in substantially the form filed as an exhibit to our registration statement on Form 10, of which this information statement is a part, will be in effect.
Labcorp may waive one or more of these conditions, at the direction of its board of directors in its sole and absolute discretion, and the determination by the Labcorp board of directors regarding the satisfaction of these conditions will be conclusive. If the spinoff is completed and the Labcorp board of directors waived any such condition, such waiver could have a material adverse effect on (i) Fortrea’s and Labcorp’s respective business, financial condition or results of operations, (ii) the trading price of Fortrea’s common stock, (iii) the ability of stockholders to sell their Fortrea shares after the distribution, including, without limitation, as a result of (a) illiquid trading if Fortrea common stock is not accepted for listing or (b) litigation relating to any injunctions sought to prevent the consummation of the spinoff or (iv) the tax consequences of the spinoff.
The fulfillment of these conditions will not create any obligation on Labcorp’s part to effect the distribution, and Labcorp has reserved the right to amend, modify, or abandon any and all terms of the distribution and the related transactions at any time prior to the distribution date, at the direction of its board of directors. Labcorp does not intend to notify its stockholders of any modifications to the terms or the conditions to the separation that, in the judgment of its board of directors, are not material. To the extent that the Labcorp board of directors determines that any such modifications materially change the terms and conditions of the spinoff or the ancillary agreements entered into thereto, Labcorp will evaluate the applicable facts and circumstances at that time and make such additional disclosure and take such other actions as Labcorp determines to be necessary and appropriate in accordance with applicable law.
Financing Arrangements Related to the Spinoff
In connection with the spinoff, we expect to incur indebtedness in an aggregate principal amount of approximately $1,640 million, which we expect to consist of borrowings under senior secured term loan facilities and senior secured notes. Based on the trailing twelve months of adjusted EBITDA at March 31, 2023, the pro forma net debt leverage ratio would be 3.9x. Though we expect that the net debt leverage ratio may increase over the next twelve months before decreasing, we expect to target a net debt leverage ratio of approximately 2.5x - 3.0x over the subsequent period. This expectation is subject to significant economic, competitive, industry and other uncertainties, and may not be achieved in full, at all or within projected timeframes. Furthermore, our target may change in the future, and such change may be material. We also expect to enter into a $450 million senior secured revolving credit facility, which we do not expect to borrow under prior to the spinoff, and an accounts receivable purchase program (“ARPP”), which we also do not expect to take advantage of, other than in a testing capacity, prior to the spinoff. The ARPP establishes a receivables purchase facility that provides for up to approximately $80 million in funding based on the availability of certain eligible receivables and the satisfaction of certain conditions.
We expect to use the proceeds from these debt and other financing transactions to make an expected $1,605 million cash distribution to Labcorp as partial consideration for the assets that will be contributed to us in connection with the spinoff. After giving effect to such payment and approximately $35 million of associated fees and expenses incurred in connection with the entry into the above, we expect to begin operations as an independent company with a cash balance of approximately $120 million. The cash benefit to Labcorp of the dividend offset by the operating cash at spin is expected to be $1,485 million.
Adjusted EBITDA and the leverage ratio are non-GAAP financial measures. For additional information about these non-GAAP measures, including a reconciliation of each of these non-GAAP measures to their most directly comparable financial measure calculated in accordance with U.S. GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Information.”
Our capital, including the terms and conditions thereof, structure remains under review and will be finalized prior to the spinoff. Once finalized, disclosure regarding our capital structure will be provided in a current report on Form 8-K prior to the consummation of the spinoff. See “Capitalization,” “Unaudited Pro Forma Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity, Capital Resources and Financial Position” and “Description of Certain Indebtedness and Other Financing.” For more information about risks related to our capital structure see “Risk Factors—We may not be able to access the capital and credit markets on terms that are favorable to us, or at all” and “Risk Factors—The terms and conditions of our expected new senior secured term loan facilities, senior secured revolving credit facility, the indenture governing our senior secured notes and the agreement governing the ARPP have not been finalized.”

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2023 on a historical and pro forma basis to give effect to the Separation and other matters, as discussed in “The Spinoff.”
The pro forma adjustments are based upon available information and assumptions that management believes are reasonable; however, such adjustments are subject to change based on the finalization of the terms of the separation and the agreements which define our relationship with Labcorp after the completion of the separation. In addition, such adjustments are estimates and may not prove to be accurate.
You should read the information in the following table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Financial Information,” and our unaudited condensed combined financial information and the notes thereto included elsewhere in this information statement.
We are providing the capitalization table for information purposes only. The capitalization table below may not reflect the capitalization or financial condition that would have resulted had we been operating as an independent, publicly-traded company on March 31, 2023 and is not necessarily indicative of our future capitalization or financial condition.

	As of March 31, 2023 (Unaudited)
(In Millions)	Historical	Pro Forma
Cash and cash equivalents (1)	$120.2	$120.0
Indebtedness:
Total debt (2)	—	1,610.5
Total indebtedness	$—	$1,610.5
Equity:
Common stock - $0.001 par value (265 million shares authorized and 88.6 million shares issued and outstanding, pro forma) (3)	$—	$0.1
Additional paid-in capital	—	2,062.5
Net parent investment (4)	3,662.6
Accumulated other comprehensive income (loss)	(257.1)	(257.1)
Total equity	$3,405.5	$1,805.5
Total capitalization	$3,405.5	$3,416
__________________
(1)Reflects an expected cash amount of $120 million at separation following receipt of debt proceeds and the cash distribution to Labcorp.
(2)In connection with the spinoff, we expect to incur indebtedness in an aggregate principal amount of approximately $1,640 million, which we expect to consist of borrowings under senior secured term loan facilities and senior secured notes. Our capital structure, including the terms and conditions thereof, remains under review and will be finalize prior to the spinoff; see “Description of Certain Indebtedness and Other Financing.” We expect to use the proceeds from these debt and other financing transactions to make an expected $1,605 million cash distribution to Labcorp as partial consideration for the assets that will be contributed to us in connection with the spinoff. After giving effect to such payment and approximately $35 million of associated fees and expenses incurred in connection with the entry into the above, we expect to begin operations as an independent company with a cash balance of approximately $120 million.
(3)We have estimated the number of outstanding shares of our common stock based on the number of shares of Labcorp common stock outstanding as of May 3, 2023 and a distribution ratio of  one share of our common stock for every share of Labcorp common stock. The actual number of shares issued will not be known until the record date for the distribution.
(4)At separation, Labcorp’s net parent investment in us will be eliminated to reflect the distribution of our common stock to Labcorp’s stockholders.

DIVIDEND POLICY
We do not currently expect to declare or pay dividends on our common stock for the foreseeable future. Instead, we intend to retain earnings for use in the operation and expansion of our business. Any future payment of dividends will be at the discretion of our board of directors and will depend upon various factors then existing, including earnings, financial condition, results of operations, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends, restrictions imposed by applicable law, general business conditions, and other factors that our board of directors may deem relevant.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
(in Millions)
The following unaudited pro forma combined financial information consists of an unaudited pro forma combined balance sheet as of March 31, 2023 and the unaudited pro forma combined statements of operations for the three months ended March 31, 2023 and the year ended December 31, 2022.
The unaudited pro forma combined financial information reflects adjustments to our historical unaudited combined balance sheet as of March 31, 2023, our historical unaudited combined statement of operations for the three months ended March 31, 2023, and our historical audited combined statement of operations for the year ended December 31, 2022.
The unaudited pro forma combined balance sheet gives effect to the spinoff and related transactions, described below, as if they occurred as of March 31, 2023, our latest balance sheet date. The unaudited pro forma combined statements of operations give effect to the spinoff and related transactions as if they had occurred on January 1, 2022, the beginning of our most recently completed fiscal year.
The unaudited pro forma combined financial information has been prepared to reflect transaction accounting and autonomous entity adjustments to present the financial condition and results of operations as if we were a separate standalone entity. In addition, we have provided a presentation of management adjustments that management believes are necessary to enhance an understanding of the pro forma effects of the transaction. The unaudited pro forma combined financial information has been adjusted to give effect to the following (collectively, the “Pro Forma Transactions”):
•the contribution of assets and liabilities that comprise our business by Labcorp pursuant to the spinoff and separation and distribution agreement;
•the expected transfer to us, prior to or concurrent with the spinoff of various Labcorp assets and liabilities not included in our historical combined statements of financial position;
•the anticipated post-spinoff capital structure, including (i) the issuance of approximately 88.6 million shares of our common stock to holders of Labcorp common stock in connection with the spinoff and (ii) the expected incurrence of approximately $1,640 million of senior secured indebtedness at an estimated weighted-average interest rate of 7.8%, additional details on debt issuance can be found in note (a);
•the impact of the tax matters agreement to be entered into with Labcorp in connection with the spinoff;
•the impact of the transition services agreement and other commercial agreements to be entered into with Labcorp in connection with the spinoff (see “Certain Relationships and Related Person Transactions”);
•transaction and incremental income and costs expected to be incurred as an autonomous entity and specifically related to the spinoff;
•other adjustments described in the notes to the unaudited pro forma combined financial information; and
•management adjustments which consist of reasonably estimated transaction effects expected to occur.
The unaudited pro forma combined financial information was prepared in accordance with Article 11 of Regulation S-X. In May 2020, the SEC adopted Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” (the “Final Rule”). The Final Rule became effective on January 1, 2021 and the unaudited pro forma combined financial information herein is presented in accordance therewith. The unaudited pro forma combined financial information is presented for informational purposes only and does not purport to represent what our financial position and results of operations actually would have been had the Pro Forma Transactions occurred on the dates indicated, or to project our financial performance for any future period. The unaudited pro forma combined financial information is based on information and assumptions, which are described in the accompanying notes.

Our historical combined financial statements, which were the basis for the unaudited pro forma combined financial information, were prepared on a carve-out basis as we did not operate as a standalone entity for the periods presented. Accordingly, such financial information reflects an allocation of certain corporate costs, such as tax, treasury, executive leadership, finance, accounting, legal, human resources, sales expenses and the related benefit costs associated with such functions, such as stock-based compensation, that are either specifically identifiable or clearly applicable to Clinical Development and Commercialization Services Business (“CDCS”).
The unaudited pro forma combined financial information has been prepared to include transaction accounting (including the impact of changes to our legal entity structure in anticipation of the spinoff), autonomous entity and management adjustments to reflect the financial condition and results of operations as if we were a standalone entity. Transaction accounting adjustments have been presented to show the impact and associated cost as a result of the legal separation from Labcorp, including the incurrence of indebtedness, transfer of additional pension and employee benefit assets and liabilities, and the tax matters agreement. Autonomous entity adjustments have been presented to show the impact of items such as the transition services agreement, lease arrangements with third parties and Labcorp, and incremental costs expected to be incurred as an autonomous entity. In addition, we have provided a presentation of management adjustments that management believes are necessary to enhance an understanding of the pro forma effects of the transaction. Actual future costs incurred may differ from these estimates.
The unaudited pro forma combined financial information reported below should be read in conjunction with the sections herein entitled “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Certain Relationships and Related Person Transactions” as well as the audited combined financial statements, unaudited combined financial statements and the corresponding notes included elsewhere in this information statement. For factors that could cause actual results to differ materially from those presented in the unaudited pro forma condensed combined financial information, see “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” included elsewhere in this information statement.

Unaudited Pro Forma Combined Balance Sheet
As of March 31, 2023
(In Millions)

	Historical	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$120.2	$(0.2)	(a)	$—		$120.0
Accounts receivable and unbilled services, net	996.6	—		—		996.6
Prepaid expenses and other	126.0	—		—		126.0
Total current assets	1,242.8	(0.2)		—		1,242.6
Property, plant and equipment, net	180.4	7.8	(d)	(13.9)	(i)	174.3
Goodwill, net	2,009.8	—		—		2,009.8
Intangible assets, net	812.3	—		—		812.3
Deferred income taxes	1.2	—		—		1.2
Other assets, net	60.8	5.5	(a)	—		66.3
Total assets	$4,307.3	$13.1		$(13.9)		$4,306.5
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$102.6	$—		$—		$102.6
Accrued expenses and other current liabilities	271.1	2.2	(c)	—		273.3
Unearned revenue	258.0	—		—		258.0
Short-term operating lease liabilities	23.9	—		(1.3)	(i)	22.6
Total current liabilities	655.6	2.2		(1.3)		656.5
Long-term debt	—	1,610.5	(a)	—		1,610.5
Operating lease liabilities	43.3	—		(13.0)	(i)	30.3
Deferred income taxes and other tax liabilities	180.6	0.8	(d)	—		181.4
Other liabilities	22.3	—		—		22.3
Total liabilities	$901.8	$1,613.5		$(14.3)		$2,501.0
Equity:
Net parent investment	$3,662.6	$(3,663.0)	(a), (e)	$0.4		$—
Common stock par value	—	0.1	(e)	—		0.1
Additional paid-in capital	—	2,062.5	(e)	—		2,062.5
Accumulated other comprehensive loss	(257.1)	—		—		(257.1)
Total equity	3,405.5	(1,600.4)		0.4		1,805.5
Total liabilities and equity	$4,307.3	$13.1		$(13.9)		$4,306.5
See accompanying notes to the unaudited pro forma combined financial information.

Unaudited Pro Forma Combined Statement of Operations
For the Three Months Ended March 31, 2023
(In Millions, Except Per Share Data)

	Historical	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma
Revenues	$764.2	$—		$—		$764.2
Costs and expenses:
Direct costs, exclusive of depreciation and amortization	636.2	3.5	(b)	—		639.7
Selling, general and administrative expenses, exclusive of depreciation and amortization	78.0	1.6	(b)	—		79.6
Depreciation and amortization	22.8	1.2	(d)	—		24.0
Restructuring and other charges	1.2	—		—		1.2
Total costs and expenses	738.2	6.3		—		744.5
Operating income (loss)	26.0	(6.3)		—		19.7
Other income (expense):
Interest expense	—	(32.7)	(a)	—		(32.7)
Foreign exchange gain (loss)	(5.5)	—		—		(5.5)
Other, net	0.6	—		0.7	(g)	1.3
Income (loss) before income taxes	21.1	(39.0)		0.7		(17.2)
Provision for income taxes	3.7	(9.5)	(f)	0.2	(h)	(5.6)
Net income (loss)	$17.4	$(29.5)		$0.5		$(11.6)
Pro Forma loss per share of common stock
Basic					(j)	$(0.13)
Diluted					(k)	$(0.13)
Weighted average number of common shares outstanding
Basic					(j)	88.4
Diluted					(k)	88.4
See accompanying notes to the unaudited pro forma combined financial information.

Unaudited Pro Forma Combined Statement of Operations
For the Year Ended December 31, 2022
(In Millions, Except Per Share Data)

	Historical	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma
Revenues	$3,096.1	$—		$—		$3,096.1
Costs and expenses:
Direct costs, exclusive of depreciation and amortization	2,447.4	26.6	(b)	0.4	(g)	2,474.4
Selling, general and administrative expenses, exclusive of depreciation and amortization	279.8	19.7	(b)	0.4	(g)	299.9
Depreciation and amortization	92.7	3.6	(d)	—		96.3
Goodwill and other asset impairments	9.8	—		—		9.8
Restructuring and other charges	30.5	—		—		30.5
Total costs and expenses	2,860.2	49.9		0.8		2,910.9
Operating income (loss)	235.9	(49.9)		(0.8)		185.2
Other income (expense):
Interest expense	—	(132.4)	(a)	—		(132.4)
Foreign exchange gain (loss)	(0.9)	—		—		(0.9)
Other, net	2.0	—		5.0	(g)	7.0
Income (loss) before income taxes	237.0	(182.3)		4.2		58.9
Provision for income taxes	44.1	(44.6)	(f)	1.0	(h)	0.5
Net income (loss)	$192.9	$(137.7)		$3.2		$58.4
Pro Forma earnings per share of common stock
Basic					(j)	$0.64
Diluted					(k)	$0.64
Weighted average number of common shares outstanding
Basic					(j)	91.1
Diluted					(k)	91.1
See accompanying notes to the unaudited pro forma combined financial information.

Notes to the Unaudited Pro Forma Combined Financial Information
(In millions unless stated otherwise)
The unaudited pro forma combined balance sheet as of March 31, 2023 and the unaudited pro forma combined statement of operations for the three months ended March 31, 2023 and the unaudited pro forma combined statement of operations for the year ended December 31, 2022 include the following adjustments:
Transaction Accounting Adjustments
(a)This adjustment reflects the incurrence of indebtedness of approximately $1,640.0 in connection with the spinoff, which we expect to consist of borrowings under senior secured term loan facilities and senior secured notes, both to be incurred prior to or concurrently with the spinoff. The debt maturities range from five years to seven years with an estimated weighted average interest rate of approximately 7.8% at issuance. Total deferred debt issuance costs associated with such indebtedness are estimated at $29.5, which will be amortized to Interest expense over the terms of the respective instruments and are reflected as a reduction to Long-term debt. We will use substantially all of the proceeds from the issuances and borrowings described above to make a cash distribution to Labcorp as partial consideration for the assets that will be contributed to us in connection with the spinoff. The remaining proceeds are expected to be held by us in Cash, cash equivalents. We expect to begin operations as an independent company with a cash balance of approximately $120.0. The terms of this indebtedness have not been finalized, and the pro forma adjustments may change accordingly.
We also intend to enter into a senior secured revolving credit facility, providing for up to $450.0 of borrowings. The pro forma financial information does not give effect to any borrowings under the senior secured revolving credit facility because no amount is expected to be incurred in connection with the spinoff. The associated issuance costs of $5.5 are recorded in Other assets, net and amortized to Interest expense over the term of the credit facility.
We also expect to enter into an accounts receivable purchase program (“ARPP”) that establishes a receivables purchase facility providing for up to approximately $80.0 in funding based on the availability of certain eligible receivables and the satisfaction of certain conditions. The pro forma financial information does not give effect to the ARPP because no amount is expected to be incurred in connection with the spinoff.

	For the three months ended March 31, 2023	For the year ended December 31, 2022
Interest expense on debt	31.3	126.8
Amortization of debt issuance costs	1.4	5.6
Total pro forma adjustment to interest expense	32.7	132.4
Tax effect of the pro forma adjustment to interest expense	8	32.4
A 1/8th of a percentage point change in the estimated weighted average interest rate on debt would change the estimated interest expense by approximately $0.5 and $2.0 for the three months ended March 31, 2023 and for the year ended December 31, 2022, respectively.
(b)Reflects estimates for additional charges we expect to incur within one year and one quarter of the spinoff. These charges primarily relate to legal, audit and advisory fees, system implementation costs, business separation costs and other costs. These adjustments include estimated non-recurring expenses for the three months ended March 31, 2023 and December 31, 2022 of $3.5 and $26.6 recorded in Direct costs and $1.6 and $19.7 recorded in Selling, general and administrative expenses with total tax effect of $1.2 and $11.3 recorded in Provision for income taxes, respectively. Actual charges that will be incurred could be different from these estimates and would depend on several factors, including the economic environment and strategic decisions made following the spinoff.
(c)Reflects additional employee-related obligations expected to be transferred from Labcorp to Fortrea prior to the spinoff. These liabilities were excluded from the historical combined balance sheet as the related employees were not fully dedicated to Fortrea.

(d)Reflects the impact of property, plant and equipment that will be transferred from Labcorp to us in connection with the spinoff and related deferred tax liability impact and depreciation expense. This adjustment is primarily driven by the IT assets that will be transferred to Fortrea.
(e)Reflects the reclassification of Labcorp’s net investment in our Company, as well as the issuance of shares of our common stock with a par value of $0.001 per share pursuant to the Separation and Distribution Agreement. We have assumed the number of outstanding shares of our common stock based on shares of Labcorp common stock outstanding as of May 3, 2023, on the basis of one share of our common stock distributed for every share of Labcorp common stock. The actual number of shares issued will not be known until the record date for the distribution.
(f)Reflects the tax effects of the transaction accounting adjustments at the applicable statutory income tax rates.
Autonomous Entity Adjustments
(g)Reflects the effects of agreements we and Labcorp will enter into in connection with the spinoff. Included in the pro forma combined statement of operations for the three months ended March 31, 2023 and for the year ended December 31, 2022 are incremental costs recorded as adjustments to Direct costs of $0.0 and $0.4, and Selling, general, and administrative expenses of $0.0 and $0.4 and incremental income recorded as an adjustment to Other, net of $0.7 and $5.0, respectively.
(h)Reflects the tax effects of the autonomous entity adjustments at the applicable statutory income tax rates.
(i)Reflects the net impact of lease arrangements with third parties and sublease arrangements with Labcorp for facilities that have been entered into or will be entered into prior to the spinoff. These adjustments remove the net impact of the operating right-of-use assets and related operating lease liabilities based on the estimated present value of the lease payments over the lease term.
Pro Forma Earnings Per Share
(j)The weighted average number of shares used to compute pro forma basic EPS for the three months ended March 31, 2023 and the year ended December 31, 2022 is 88.4 million and 91.1 million, respectively, on the basis of one share of our common stock for every share of Labcorp common stock held as of the close of business on the record date.
(k)The weighted average number of shares used to compute pro forma diluted EPS is based on the number of basic shares of our common stock as described in Note (j) above. The actual dilutive effect following the completion of the spinoff will depend on various factors, including employees who may change employment between Fortrea and Labcorp and the impact of equity-based compensation arrangements. We cannot fully estimate the dilutive effects at this time.
Management Adjustments
We have elected to present management adjustments to the pro forma financial information and included all adjustments necessary for a fair statement of such information. Following the spinoff, we expect to incur incremental costs as a standalone public company related to certain expenses previously allocated from Labcorp. Our historical combined financial statements include allocations for certain costs of support functions that are provided on a centralized or geographic basis by Labcorp and its affiliates, which include legal, tax, treasury, sales expenses, IT, human resources, accounting shared services, supply chain, insurance, executive leadership, finance, and the related benefit costs associated with such functions, such as stock-based compensation. We received the benefit of economies of scale as a business within Labcorp’s overall centralized model; however, in establishing these independent support functions, the expenses will be higher than the prior shared allocation. As a standalone public company, we expect to incur certain costs in addition to those incurred pursuant to the transition services agreement as described in note (j). We will also incur new costs relating to our public reporting and compliance obligations as a standalone public company.
These incremental costs are based on our expected organization chart and expected cost structure as a standalone company, adjusted for the allocated costs recorded within our historical combined financial statements, which vary by year. In order to determine synergies and dis-synergies, we prepared a detailed assessment of the resources and associated costs required as a baseline to stand up the CDCS business as a standalone company. With respect to expected headcount increases, internal resources were matched to job roles to meet the required baseline. In addition to internal resources, third-party support costs in each function were considered, which included business support functions and corporate overhead charges previously shared with Labcorp. This process was used by all functions resulting in incremental costs when compared to the cost allocations from Labcorp included in our historical combined financial statements.
Any shortfall of required resource needs will be filled through external hiring or will be supported by Labcorp through a new transition services agreement. From a timeframe standpoint, these incremental costs will begin to materialize on the date of this information statement. Management believes the resource transfers and costs which were used as the basis for the management adjustments below are reasonable and representative of the baseline to stand up the CDCS business as a standalone company. Both the resource and vendor cost baseline would be impacted by additional costs and investments that we may incur as we pursue our growth strategies. In addition, other adverse effects and limitations, including those discussed in the section of this information statement entitled “Risk Factors,” may impact actual costs incurred.
Primarily as a result of the above items, the management adjustments presented below, which are incremental to the autonomous entity pro forma adjustments, show additional incremental expenses compared to the allocated expenses from Labcorp included in our historical combined statements of operations, related to dis-synergies partially offset by synergies resulting from the contemplated organizational structure, which the management anticipates realizing prior to or within 18 months of the spinoff. Management believes the presentation of these adjustments is necessary to enhance an understanding of the pro forma effects of the transaction. The pro forma financial information below reflects all adjustments that are, in the opinion of management, necessary to provide a fair statement of the pro forma financial information, aligned with the assessment described above. If we decide to increase or reduce resources or invest more heavily in certain areas in the future, that will be part of our future decisions and has not been included in the management adjustments below. The tax effect has been determined by applying the applicable statutory tax rates to the aforementioned adjustments for the periods presented. These management adjustments include forward-looking statements, see “Cautionary Statement Concerning Forward-Looking Statements” included elsewhere in this information statement.
Three months ended March 31, 2023

In millions except per share amounts	Pro forma net income (loss)
Pro forma as shown above	$(11.6)
Management adjustments
Synergies (1)	8.2
Dis-synergies
Operational dis-synergies(2)	(6.0)
Incremental stock compensation(3)	(5.8)
TSA inefficiencies (4)	(2.1)
Total Management adjustments	$(5.7)
Tax effect of Management adjustments	1.4
Pro forma net loss after Management adjustments	$(15.9)
Weighted average number of basic and diluted common shares outstanding	88.4
Pro forma basic and diluted loss per share	$(0.18)

Year ended December 31, 2022

In millions except per share amounts	Pro forma net income
Pro forma as shown above	$58.4
Management adjustments
Synergies (1)	15.0
Dis-synergies
Operational dis-synergies(2)	(8.2)
Incremental stock compensation(3)	(24.6)
TSA inefficiencies (4)	(15.0)
Total Management adjustments	$(32.8)
Tax effect of Management adjustments	8.0
Pro forma net income after Management adjustments	$33.6
Weighted average number of basic and diluted common shares outstanding	91.1
Pro forma basic and diluted earnings per share	$0.37
__________________
(1)The synergies represent lower expected cost in certain areas such as, HR support and procurement services and technology, than the amounts historically allocated from Labcorp to the CDCS business and included in our historical financial results and non-GAAP information. This adjustment reflects management’s estimate of the future effect of the spin on our standalone operating costs.
(2)The operational dis-synergies represent cost in certain areas such as marketing, management, and public company related finance services that the company expects to exceed the amount of CDCS business cost previously allocated from Labcorp and included in our historical financial results and non-GAAP information. This adjustment reflects management’s estimate of the future effect of the spin on our standalone operating costs.
(3)CDCS is expected to incur additional stock compensation expense related to the incremental personnel and adjustments to compensation levels to reflect the responsibilities of employees in a standalone entity.
(4)TSA inefficiencies reflect the impact of the incremental costs of obtaining services under the transition services agreement compared to the estimated cost of performing those functions internally. It is anticipated that the TSA arrangements will be phased out over a 24 month period as CDCS develops the necessary infrastructure and capabilities to perform these functions internally.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (in Millions)
The following discussion and analysis is intended to provide a summary of significant factors relevant to the financial performance and condition of the Clinical Development and Commercialization Services business, which we refer to in this discussion and analysis as the “Company,” “our” and “we,” of Laboratory Corporation of America Holdings, which we refer to in this discussion and analysis as “Labcorp” or “Parent.” The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited combined financial statements and corresponding notes, unaudited condensed combined financial statement and corresponding notes and the unaudited pro forma condensed combined financial information and corresponding notes and other financial information included elsewhere in this information statement. This discussion contains forward-looking statements that are based upon current expectations and are subject to uncertainty and changes in circumstances. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed below and elsewhere in this information statement, particularly in “Risk Factors.” Actual results may differ materially from these expectations. See “Cautionary Statement Concerning Forward-Looking Statements.”
Company Overview
We are a leading global CRO providing comprehensive phase I through IV biopharmaceutical product and medical device services, patient access solutions and other enabling services. For over 30 years, we have provided our global pharmaceutical, biotechnology, and medical device customers with clinical pharmacology, clinical development, and other clinical capabilities. In addition, we offer our customers highly flexible delivery models that include Full Service, FSP, and Hybrid structures. We believe we are well positioned to leverage our global scale, access to clinical data-driven insights, industry network, and decades of experience to bring customers tailored solutions. Fortrea intends to capitalize on the global demand for clinical development services across a diverse set of therapeutic areas.
Our team of approximately 21,000 staff (including temporary staff and contractors, as well as more than 2,600 global, cross-functional clinical research associates) conducts operations in 90 countries and delivers a broad range of clinical development solutions and other services for our customers. Our services streamline the biopharmaceutical product and medical device development process. Additionally, we successfully utilize enabling technologies to optimize processes and evolve with a dynamic marketplace.
The Company manages its business in two reportable segments - Clinical Services and Enabling Services. The Clinical Services segment, provides services across the clinical pharmacology and clinical development spectrum. The Enabling Services segment provides patient access and technology solutions to customers.
Separation from Labcorp
On July 28, 2022, Labcorp announced a plan to pursue a separation of us from Labcorp through a spinoff. After the spinoff, we will be an independent, publicly traded company. The spinoff is intended to be tax-free to Labcorp and its stockholders for U.S. federal income tax purposes, except, in the case of stockholders, to the extent of any cash received in lieu of fractional shares.
The spinoff will be subject to a number of conditions, some of which are more fully described above under “The Spinoff—Spinoff Conditions and Termination.”
Incremental Independent Public Company Expenses
The combined statements of operations include costs for certain centralized functions and programs provided and administered by Labcorp that are allocated to the Company. These centralized functions and programs include, but are not limited to legal, tax, treasury, risk management, sales expenses, IT, human resources, finance, supply chain, executive leadership, and stock-based compensation.

These expenses were allocated to the Company based on direct usage when identifiable or, when not directly identifiable, on the basis of proportional net revenues or headcount or other reasonable driver, as applicable. The Company considers the basis on which the expenses have been allocated to reasonably reflect the utilization of services provided to, or the benefit received by, the Company during the periods presented. However, the allocations may not reflect the expenses the Company would have incurred as an independent company for the periods presented. Actual costs that may have been incurred if the Company had been a standalone company would depend on a number of factors, including the organizational structure, whether functions were outsourced or performed by employees, and strategic decisions made in areas such as IT and infrastructure. For a period following the spinoff, however, some of these functions will continue to be provided by Labcorp under a planned transition services agreement.
The actual costs of services represented by these allocations may vary significantly from the amounts allocated to the Company in the accompanying financial statements.
Ukraine/Russia Conflict
As a result of the ongoing conflict between Russia and Ukraine, we determined that all receivables from companies located in Russia and all long-lived assets related to our Russia and Ukraine operations were impaired. Furthermore, we incurred additional costs in an effort to support our employees impacted by the conflict.
Seasonality
Our business is seasonal. Revenue tends to be lowest in the first half, and especially the first quarter, of each year. Because of this seasonality, our results of operations for the first half of the year, and the first quarter, in particular, may not be indicative of the results of operations that may be achieved for subsequent quarters or the full year. We believe that first quarter 2023 revenue and margins were especially impacted by (i) a large FSP contract loss (as discussed further below); (ii) the provision for credit losses on certain biotech receivables; (iii) slower backlog conversion rates impacted by (a) continued staffing challenges, including increased times to fill recruitment in certain therapeutic areas (primarily respiratory) and select geographies and (b) customer hesitation ahead of our spinoff and (iv) recent macroeconomic factors affecting the industry, in addition to the seasonal nature of our business.
Backlog and Net New Business
Our backlog represents anticipated revenue for work not yet completed or performed under executed contracts and other forms of written confirmation, where there is sufficient or reasonable certainty about the customer’s ability and intent to fund and commence the services within twelve months. We adjust backlog for foreign currency fluctuations and exclude from backlog revenue that has been recognized as revenue in our statements of operations. Our backlog was $8.6 billion, $8.1 billion and $8.9 billion at December 31, 2022, and 2021 and March 31, 2023, respectively.
We add net new business to backlog based on the aforementioned criteria. Additionally, each period we evaluate previously awarded projects to adjust for modifications, cancellations, foreign currency fluctuations, and other items. Net new business varies from period to period depending on numerous factors, including customer award volume, sales performance, and overall health of the biopharmaceutical industry, among others. While customers with whom we have had long-standing relationships have continued to award new orders to us, we have experienced some fluctuations in our net new business award levels over the last few quarters driven, we believe, by recent macroeconomic factors affecting the industry and customer hesitation ahead of the spinoff. Some clients have indicated that they are waiting until after the spinoff is complete to award new business. Our net new business awards were $3.7 billion, $3.4 billion and $3.7 billion for the years ended December 31, 2022, 2021 and 2020, respectively and $3.8 billion and $3.4 billion for the trailing twelve months ended March 31, 2023 and 2022, respectively.
We do not believe that, as a sole measure, our backlog and net new business are consistent indicators of future revenue because they have been, and likely will continue to be, affected by a number of factors, including the variable size and duration of projects, many of which are performed over several years, and changes to the scope of work during the course of projects. Additionally, projects may be canceled or delayed by the customer or regulatory authorities. We generally do not have a contractual right to the full amount of the contract award reflected in our backlog. If a customer cancels a contract, we generally will be reimbursed for the costs we have incurred. For more information about risks related to our backlog see “Risk Factors—Risks Relating to Our Business—Our backlog might not be indicative of our future revenues, and we might not realize all of the anticipated future revenue reflected in our backlog.”
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations is intended to help you understand our results of operations for the years ended December 31, 2022, 2021 and 2020, and for the three months ended March 31, 2023 and 2022 as well as our financial condition as of December 31, 2022, 2021 and 2020 and as of March 31, 2023 and 2022.
Results of Operations for the three months ended March 31, 2023 and 2022
The following tables present the financial measures that management considers to be the most significant indicators of the Company's performance.
Three months ended March 31, 2023 and 2022
Revenues

	Three Months Ended March 31,
	2023	2022	Change
Clinical Services	$692.1	$707.2	(2.1)%
Enabling Services	72.1	71.8	0.4%
Total	$764.2	$779.0	(1.9)%
The Company’s revenues for the three months ended March 31, 2023, were $764.2, a decrease of 1.9% over revenues of $779.0 in the corresponding period in 2022. The decrease in revenues was due to a decline in organic revenue of 0.6% and unfavorable foreign currency translation of 1.3%. The Company defines organic growth or decline as the increase or decrease in revenue excluding the year over year impact of acquisitions, divestitures, and currency. The 0.6% decrease in organic revenues was primarily driven by the impact of an FSP cancellation causing a 3.2% decline in revenue along with a slower backlog conversion rate in part due to lingering post-pandemic staffing challenges at investigator sites.
Direct Costs, Exclusive of Depreciation and Amortization

	Three Months Ended March 31,
	2023	2022	Change
Direct costs	$636.2	$638.1	(0.3)%
Direct costs as a % of revenues	83.3%	81.9%
Direct costs decreased 0.3% during the three months ended March 31, 2023 as compared with the corresponding period in 2022. Direct costs increased as a percentage of revenues to 83.3% during the three months ended March 31, 2023 as compared to 81.9% in the corresponding period in 2022. This decrease in direct costs was primarily due to a decrease in personnel costs.
Selling, General and Administrative Expenses, Exclusive of Depreciation and Amortization

	Three Months Ended March 31,
	2023	2022	Change
Selling, general and administrative expenses	$78.0	$75.0	4.0%
SG&A as a % of revenues	10.2%	9.6%
Selling, general and administrative expenses consist primarily of administrative payroll and related benefit charges, advertising and promotional expenses, administrative travel, an allocation of facility charges and IT costs, and corporate allocations. Selling, general and administrative expenses increased 4.0% during the three months ended March 31,2023 as compared with the corresponding period in 2022. The increase in selling, general and administrative expenses was primarily due to an $8.9 provision for credit losses on certain biotech receivables.
Depreciation Expense

	Three Months Ended March 31,
	2023	2022	Change
Depreciation expense	$6.9	$6.7	3.0%
The increase in depreciation expense for the three months ended March 31, 2023, as compared to the three months ended March 31, 2022, was primarily due to purchases of property, plant and equipment.
Amortization Expense

	Three Months Ended March 31,
	2023	2022	Change
Amortization of intangibles and other assets	$15.9	$16.9	(5.9)%
The decrease in amortization of intangibles and other assets during the three months ended March 31, 2023, as compared to the corresponding period in 2022, is primarily the result of the impairment of technology assets that occurred in the fourth quarter of 2022.
Restructuring and Other Charges

	Three Months Ended March 31,
	2023	2022	Change
Restructuring and other charges	$1.2	$9.6	(87.5)%
During three months ended March 31, 2023, the Company recorded net restructuring charges of $1.2, which is reflected within Restructuring and other charges in the combined statements of operations. The charges were comprised of $0.7 in severance and other personnel costs and $0.5 in lease and other facility-related costs associated with general cost improvement and headcount reduction initiatives at various locations around the world.
During three months ended March 31, 2022, the Company recorded net restructuring charges of $9.6, which is reflected within Restructuring and other charges in the Combined Statements of Operations. The charges were comprised of $2.6 in severance and other personnel costs and $7 in lease and other facility-related costs associated with general cost improvement and headcount reduction initiatives at various locations around the world.
Foreign Exchange Gain (Loss)

	Three Months Ended March 31,
	2023	2022	Change
Foreign exchange gain (loss)	$(5.5)	$4.3	227.9%
The change in Foreign exchange gain (loss) for the three months ended March 31, 2023, as compared to the three months ended March 31, 2022, was primarily due to the relative strengthening of the US Dollar against most major foreign currencies resulting in $6.5 in foreign exchange losses offset by $1.0 of allocated hedging gains from the Labcorp hedging program for 2023. For the three months ended March 31, 2022, foreign exchange gains were $5.3 offset by $1.0 of allocated hedging losses from the Labcorp hedging program.

Income Tax Expense

	Three Months Ended March 31,
	2023	2022
Income tax expense	$3.70	$5.00
Income tax expense as a % of income before tax	17.5%	13.3%
For the three months ended March 31, 2023, the Company's effective tax rate was 17.5% compared to the 2022 tax rate of 13.3%. This fluctuation was primarily related to the stock compensation windfall benefit realized during 2022.
Operating Results by Segment

	Three Months Ended March 31,
	2023	2022	Change
Clinical Services operating income	$58.5	$75.3	(22.3)%
Enabling Services operating income	2.4	4.7	(48.9)%
Segment operating income	60.9	80.0	(23.9)%
Corporate costs not allocated to segments	(17.8)	(20.8)	(14.4)%
Amortization	(15.9)	(16.9)	(5.9)%
Goodwill and other asset impairments	—	—	—%
Restructuring and other charges	(1.2)	(9.6)	(87.5)%
Total operating income (loss)	$26.0	$32.7	20.5%
Clinical Services operating income was $58.5 for the three months ended March 31, 2023, a decrease of (22.3)% from operating income of $75.3 in the corresponding period of 2022. The decrease in operating income was primarily due to the loss of an FSP contract and an $8.9 provision for credit losses on certain biotech receivables.
Enabling Services operating income was $2.4 for the three months ended March 31, 2023, a decrease of (48.9)% from operating income of $4.7 in the corresponding period of 2022. The decrease was primarily due to investments in resources related to servicing a recent new award.
The Corporate costs not allocated to segments include stock-based compensation, acquisition related costs, spin costs, COVID-19 costs, Ukraine/Russia conflict costs, retention bonuses, costs of centralized functions that are allocated from Labcorp, and other charges not deemed to relate to segment performance. Through the spinoff date, the combined statements of operations will include costs for certain centralized functions and programs provided and administered by Labcorp that are allocated to the Company. These centralized functions and programs include, but are not limited to legal, tax, treasury, risk management, sales and marketing expenses, information technology, human resources, finance, supply chain, and executive leadership. Corporate costs not allocated to segments were $17.8 for the three months ended March 31, 2023, an increase of (14.4)% over corporate expenses of $20.8 in the corresponding period of 2022. The increase in corporate expenses in 2023 is primarily due to the increase in costs allocated from Labcorp.

Results of Operations for the years ended December 31, 2022, 2021 and 2020
The following tables present the financial measures that management considers to be the most significant indicators of the Company's performance.
Revenues

	Years Ended December 31,
	2022	2021	2020	2022/2021 change	2021/2020 change
Clinical Services	$2,825.4	$2,763.5	$2,291.2	2.2%	20.6%
Enabling Services	270.7	294.0	289.1	(7.9)%	1.7%
Total	$3,096.1	$3,057.5	$2,580.3	1.3%	18.5%
The Company’s revenues for the year ended December 31, 2022, were $3,096.1, an increase of 1.3% over revenues of $3,057.5 in the corresponding period in 2021. The increase in revenues was due to organic growth of 3.9% offset by unfavorable foreign currency translation of (2.6)%. The Company defines organic growth as the increase in revenue excluding the year over year impact of acquisitions, divestitures, and currency. The 3.9% increase in organic revenues was primarily driven by strong net new business awards in 2021 for the Clinical Services segment offset by backlog reductions within the Enabling Services segment.
The Company’s revenues for the year ended December 31, 2021, were $3,057.5, an increase of 18.5% over revenues of $2,580.3 in the corresponding period in 2020. The increase in revenues was due to organic growth of 16.1%, the benefit of acquisitions of 1.1%, and favorable foreign currency translation of 1.3%. The 16.1% increase in organic revenues was primarily driven by strong net new business in 2020 in both of our segments.
Direct Costs, Exclusive of Depreciation and Amortization

	Years Ended December 31,
	2022	2021	2020	2022/2021 change	2021/2020 change
Direct costs	$2,447.4	$2,453.1	$2,091.2	(0.2)%	17.3%
Direct costs as a % of revenues	79.0%	80.2%	81.0%
Direct costs decreased 0.2% in 2022 as compared with 2021 and decreased as a percentage of revenues to 79.0% in 2022 as compared to 80.2% in 2021. This decrease in direct costs was primarily due to a decrease in incentive-based compensation expense based on company performance.
Direct costs increased 17.3% in 2021 as compared with 2020 and decreased as a percentage of revenues to 80.2% in 2021 as compared to 81.0% in 2020. This increase in direct costs was primarily due to higher labor expense and higher project related reimbursable out-of-pocket costs from higher revenues.
Selling, General and Administrative Expenses, Exclusive of Depreciation and Amortization

	Years Ended December 31,
	2022	2021	2020	2022/2021 change	2021/2020 change
Selling, general and administrative expenses	$279.8	$303.1	$267.6	(7.7)%	13.3%
SG&A as a % of revenues	9.0%	9.9%	10.4%

Selling, general and administrative expenses consist primarily of administrative payroll and related benefit charges, advertising and promotional expenses, administrative travel, an allocation of facility charges and IT costs, and corporate allocations.
Selling, general and administrative expenses decreased 7.7% in 2022 compared to 2021. The decrease in selling, general and administrative expenses was primarily due to a decrease in incentive-based compensation expense based on company performance.
Selling, general and administrative expenses increased 13.3% in 2021 compared to 2020. The increase in selling, general and administrative expenses was primarily due to the increase in personnel and related costs due to revenue growth.
Goodwill and Other Asset Impairments

	Years Ended December 31,
	2022	2021	2020	2022/2021 change	2021/2020 change
Goodwill and other asset impairments	$9.8	$—	$405.7	—%	(100.0)%
During 2022, the Company recorded intangible asset impairment charges of $9.8. The Company concluded that the fair value was less than carrying value for one of its acquired technology related assets and recorded an asset impairment.
During 2020, the Company recorded goodwill asset impairment charges of $405.7. The Company concluded that the fair value was less than carrying value for one of its reporting units and recorded goodwill and other asset impairments.
Depreciation Expense

	Years Ended December 31,
	2022	2021	2020	2022/2021 change	2021/2020 change
Depreciation expense	$27.0	$26.3	$23.0	2.7%	14.3%
The increase in depreciation expense for 2022, as compared to 2021, and for 2021, as compared to 2020, was primarily due to purchases of property, plant and equipment.
Amortization Expense

	Years Ended December 31,
	2022	2021	2020	2022/2021 change	2021/2020 change
Amortization of intangibles and other assets	$65.7	$140.0	$96.0	(53.1)%	45.8%
The decrease in amortization of intangibles and other assets in 2022, as compared to 2021, is primarily the result of a $67.3 decrease in amortization expense related to trade names. The trade names were fully amortized during 2021 as a result of the Company’s rebranding initiative.
The increase in amortization of intangibles and other assets in 2021, as compared to 2020, primarily reflects the $43.2 impact of the accelerated amortization on trade names related to the Company’s rebranding initiative. Accelerated amortization of $57.6 and $14.4 was recognized for the years ended December 31, 2021 and 2020, respectively.

Restructuring and Other Charges

	Years Ended December 31,
	2022	2021	2020	2022/2021 change	2021/2020 change
Restructuring and other charges	$30.5	$20.7	$11.0	47.3%	88.2%
During 2022, the Company recorded net restructuring charges of $30.5, which is reflected within Restructuring and other charges in the combined statements of operations. The charges were comprised of $16.5 in severance and other personnel costs and $14.2 in lease and other facility-related costs associated with general cost improvement and headcount reduction initiatives at various locations around the world. The charges were offset by the reversal of a previously established liability of $0.2 in unused severance.
During 2021, the Company recorded net restructuring charges of $20.7, which is reflected within Restructuring and other charges in the combined statements of operations. The charges were comprised of $5.2 in severance and other personnel costs and $16.2 in lease and other facility-related costs associated with general cost improvement and headcount reduction initiatives at various locations around the world. The charges were partially offset by the reversal of previously established liability of $0.7 in unused severance and facility-related costs.
During 2020, the Company recorded net restructuring charges of $11.0, which is reflected within Restructuring and other charges in the Combined Statements of Operations. The charges were comprised of $4.9 in severance and other personnel costs and $7.0 in lease and other facility-related costs associated with general cost improvement and headcount reduction initiatives at various locations around the world. The charges were partially offset by the reversal of a previously established liability of $0.9 in unused severance and facility-related costs.
Foreign Exchange Gain (Loss)

	Years Ended December 31,
	2022	2021	2020	2022/2021 change	2021/2020 change
Foreign exchange gain (loss)	$(0.9)	$20.2	$(18.8)	104.5%	207.4%
The change in Foreign exchange gain (loss) for the year ended December 31, 2022, as compared to the year ended December 31, 2021, was primarily due to the relative strengthening of the US Dollar against most major foreign currencies resulting in $5.9 in foreign exchange gains offset by $6.8 of allocated hedging losses from the Labcorp hedging program for 2022.
The change in Foreign exchange gain (loss) for the year ended December 31, 2021, as compared to the year ended December 31, 2020, was primarily due to the relative strengthening of the US Dollar against most major foreign currencies resulting in $26.1 in foreign exchange gains offset by $5.9 in allocated hedging losses from the Labcorp hedging program for 2021. For the year ended December 31, 2020, foreign exchange losses were $27.9 offset by $9.1 of allocated hedging gains from the Labcorp hedging program.
Income Tax Expense

	Years Ended December 31,
	2022	2021	2020
Income tax expense	$44.1	$38.4	$27.0
Income tax expense as a % of income before tax	18.6%	28.2%	(8.1)%
In 2022, the Company's effective tax rate was 18.6% compared to the 2021 tax rate of 28.2%. This fluctuation was primarily related to changes in tax rates during 2021, the geographic mix of earnings and the additional R&D tax credits realized during 2022.

In 2021, the Company's effective tax rate was 28.2% compared to the 2020 tax rate of (8.1)%. This fluctuation was primarily related to impairment charges recorded during 2020 that were not deductible, finalization of tax audits, restructuring and acquisition items, and the geographic mix of earnings.
Operating Results by Segment

	Years Ended December 31,
	2022	2021	2020	2022/2021 change	2021/2020 change
Clinical Services operating income	$413.4	$339.5	$232.3	21.8%	46.1%
Enabling Services operating income	24.4	39.0	52.1	(37.4)%	(25.1)%
Segment operating income	437.8	378.5	284.4	15.7%	33.1%
Corporate costs not allocated to segments	(95.9)	(103.5)	(85.9)	(7.3)%	20.5%
Amortization	(65.7)	(140.0)	(96.0)	(53.1)%	45.8%
Goodwill and other asset impairments	(9.8)	—	(405.7)	—%	(100.0)%
Restructuring and other charges	(30.5)	(20.7)	(11.0)	47.3%	88.2%
Total operating income (loss)	$235.9	$114.3	$(314.2)	106.4%	136.4%
Clinical Services operating income was $413.4 for the year ended December 31, 2022, an increase of 21.8% over operating income of $339.5 in the corresponding period of 2021. The increase in operating income was primarily due to revenue growth of 2.2% and the decrease in incentive-based compensation expense and continued efforts to optimize the operating model.
Enabling Services operating income was $24.4 for the year ended December 31, 2022, a decrease of 37.4% from operating income of $39.0 in the corresponding period of 2021. The decrease was primarily due to a decrease in revenue of 7.9% and the loss of operating leverage on the lower revenue base.
The Corporate costs not allocated to segments include stock-based compensation, acquisition related costs, spin costs, COVID-19 costs, Ukraine/Russia conflict costs, retention bonuses, costs of centralized functions that are allocated from Labcorp, and other charges not deemed to relate to segment performance. Through the spinoff date, the combined statements of operations will include costs for certain centralized functions and programs provided and administered by Labcorp that are allocated to the Company. These centralized functions and programs include, but are not limited to legal, tax, treasury, risk management, sales and marketing expenses, information technology, human resources, finance, supply chain, and executive leadership. Corporate costs not allocated to segments were $95.9 for the year ended December 31, 2022, a decrease of 7.3% over corporate expenses of $103.5 in the corresponding period of 2021. The decrease in corporate expenses in 2022 is primarily due to the $9.8 decrease in retention bonuses partially offset by a $4.4 increase in costs allocated from Labcorp.
Clinical Services operating income was $339.5 for the year ended December 31, 2021, an increase of 46.1% over operating income of $232.3 in the corresponding period of 2020. The increase in operating income was primarily due to revenue growth of 20.6% and the ability of the Company to leverage its cost base.
Enabling Services operating income was $39.0 for the year ended December 31, 2021, a decrease of 25.1% from operating income of $52.1 in the corresponding period of 2020. The decrease was primarily due to a loss of operating leverage partially offset by the growth in revenue of 1.7%.
Corporate cost not allocated to segments were $103.5 for the year ended December 31, 2021, an increase of 20.5% over corporate expenses of $85.9 in the corresponding period of 2020. The increase in corporate expenses in 2021 is primarily due to higher allocated costs from Labcorp of $10.8 and the $10.1 increase in retention bonuses.

Non-GAAP Information
The Company uses certain non-GAAP financial measures to supplement the financial measures prepared in accordance with GAAP, including adjusted net income, adjusted EBITDA, pro forma net debt, and a pro forma net debt leverage ratio. The Company believes these adjusted measures are useful to investors as a supplement to, but not as a substitute for, GAAP measures, in evaluating the Company’s operational performance and cash-flow. The Company further believes that the use of these non-GAAP financial measures provides an additional tool for investors in evaluating operating results and trends, growth, indebtedness, cash-flow and shareholder returns, as well as in comparing the Company’s financial results with the financial results of other companies. However, the Company notes that these adjusted measures may be different from and not directly comparable to the measures presented by other companies. Also, the Company anticipates that (a) it will use these non-GAAP financial measures to assess its financial performance from one period to another, (b) its senior managements' annual compensation will be based in part on these non-GAAP measures and (c) adjusted EBITDA, pro forma net debt and the pro forma net debt leverage ratio will be utilized in the Company's debt and credit facilities.
Each of the following non-GAAP financial measures: adjusted EBITDA, adjusted net income, pro forma net debt and the pro forma net debt leverage ratio is calculated as set forth in the below reconciliations.
Adjusted EBITDA and Adjusted net income have limitations as analytical tools and should not be considered in isolation or as substitutes for analyzing our results as reported under GAAP. Some of these limitations are:
•Adjusted EBITDA and Adjusted net income do not reflect changes in, or cash requirements for, the Company's working capital needs;
•Adjusted EBITDA does not reflect the Company's interest expense, or the requirements necessary to service interest or principal payments on the Company's debt;
•Adjusted EBITDA does not reflect the Company's income tax expenses or the cash requirements to pay the Company's taxes;
•Adjusted EBITDA and Adjusted net income do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments; and although depreciation and amortization charges are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements; and
•other companies, including companies in the Company's industry, may calculate adjusted EBITDA, adjusted net income, pro forma net debt, and a pro forma net debt leverage ratio, differently, which reduces their usefulness as a comparative measure.
Additionally, Adjusted EBITDA excludes items that can have a significant effect on the Company's profit or loss and should, therefore, be used in conjunction with, not as a substitute for, profit or loss for the period. We compensate for these limitations by separately monitoring Net income (loss) for the period.
Reconciliations of these non-GAAP measures to the most comparable GAAP measures are included in the tables below. We have presented a forward-looking target net debt leverage ratio in this information statement. This non-GAAP financial measure is derived by excluding certain amounts, expenses or income, from the corresponding financial measures determined in accordance with GAAP that would be used to derive this ratio. The determination of the amounts that are excluded from this non-GAAP financial measure is a matter of management judgement and depends upon, among other factors, the nature of the underlying expense or income amounts recognized in a given period in reliance on the exception provided by item 10(e)(1)(i)(B) of Regulation S-K. We are unable to present a quantitative reconciliation of our target net debt leverage ratio to its most directly comparable forward-looking GAAP financial measure because such information is not available, and management cannot reliably predict all of the necessary components of such GAAP measure without unreasonable effort or expense. In addition, we believe such reconciliation would imply a degree of precision that would be confusing or misleading to investors.

Furthermore, this non-GAAP financial measure is a preliminary estimate and is subject to risks and uncertainties. Any variation between the company's actual results and the target net debt leverage ratio may be material.

	Trailing Twelve Months Ended March 31,	Three Months Ended March 31,		Years Ended December 31,
	2023	2023	2022	2022	2021	2020
Adjusted EBITDA:
Net income (loss)	$177.8	$17.4	$32.5	$192.9	$98.0	$(359.2)
Provision for income taxes	42.8	3.7	5.0	44.1	38.4	27.0
Foreign exchange gain (loss)	10.7	5.5	(4.3)	0.9	(20.2)	18.8
Other, net	(2.1)	(0.6)	(0.5)	(2.0)	(1.9)	(0.8)
Depreciation and amortization (a)	91.9	22.8	23.6	92.7	166.3	119.0
Goodwill and other asset impairments (b)	9.8	—	—	9.8	—	405.7
Restructuring and other charges (c)	22.1	1.2	9.6	30.5	20.7	11.0
Stock based compensation	25.9	6.7	6.2	25.4	27.5	23.1
Acquisition and disposition-related costs (d)	3.9	—	—	3.9	3.7	0.2
COVID-19 related costs (e)	—	—	0.1	0.1	5.7	3.5
Ukraine/Russia conflict costs(f)	0.8	—	0.5	1.3	—	—
Retention bonuses(g)	0.2	—	0.1	0.3	10.1	—
Other	3.6	0.4	2.0	5.2	1.5	5.5
Adjusted EBITDA(h)	$387.4	$57.1	$74.8	$405.1	$349.8	$253.8

	Three Months Ended March 31,		Years Ended December 31,
	2023	2022	2022	2021	2020
Adjusted net income (loss):
Net income (loss)	$17.4	$32.5	$192.9	$98.0	$(359.2)
Foreign exchange gain/loss	5.5	(4.3)	0.9	(20.2)	18.8
Other, net	(0.6)	(0.5)	(2.0)	(1.9)	(0.8)
Amortization (a)	15.9	16.9	65.7	140.0	96.0
Goodwill and other asset impairments (b)	—	—	9.8	—	405.7
Restructuring and other charges (c)	1.2	9.6	30.5	20.7	11.0
Stock based compensation	6.7	6.2	25.4	27.5	23.1
Acquisition and disposition-related costs (d)	—	—	3.9	3.7	0.2
COVID-19 related costs (e)	—	0.1	0.1	5.7	3.5
Ukraine/Russia conflict costs (f)	—	0.5	1.3
Retention bonuses(g)	—	0.1	0.3	10.1	—
Other	0.4	2.0	5.2	1.5	5.5
Income tax impact of adjustments(i)	(6.2)	(8.9)	(31.8)	(30.9)	(25.0)
Adjusted net income (loss)	$40.3	$54.2	$302.2	$254.2	$178.8

Pro Forma as of March 31, 2023
Total debt	$—
Pro forma total debt	1,610.5
Deferred financing costs	29.5
Cash and cash equivalents	(120.0)
Pro forma net debt	$1,520.0

Divided by Trailing twelve month Adjusted EBITDA	$387.4
Pro forma net debt leverage ratio	3.9x

__________________
(a)Amortization of intangible assets acquired as part of business acquisitions. In the fourth quarter of 2020, the Company announced a rebranding resulting in an acceleration of the amortization of acquired trade names impacting amortization for the years ended December 31, 2021 and 2020.
(b)During the first quarter of 2020, the Company determined that certain goodwill was impaired. These charges were triggered by the economic conditions resulting from the COVID-19 pandemic.
(c)Restructuring and other charges represent amounts incurred in connection with the elimination of redundant positions within the organization in connection with our LaunchPad initiatives and acquisitions or dispositions of businesses by the Company.
(d)Acquisition and disposition-related costs include due-diligence legal and advisory fees, retention bonuses and other integration or disposition related activities.
(e)Costs related to incremental operating expenses incurred as a result of the COVID-19 pandemic.
(f)Due to the Russia and Ukraine crisis and economic sanctions, the Company incurred incremental costs to support employees and determined that certain receivables from companies located in Russia and all long-lived assets related to its Russia and Ukraine operations were impaired.
(g)Due to the current tight labor markets driven by the impacts of the COVID-19 pandemic demand on healthcare professionals, the Company implemented a targeted retention program for a select group of positions experiencing higher than normal turnover.
(h)Adjusted EBITDA includes cost allocations and adjustments from Labcorp which we do not expect to continue after the spinoff which will increase our Adjusted EBITDA. These allocations were $67.4, $10.3, $14.0, $71.1, $44.0 and $48.5 for the trailing twelve months ended March 31, 2023, the three months ended March 31, 2023 and 2022 and the years ended December 31, 2022, 2021 and 2020, respectively. We expect the post spinoff standalone cost of operating Fortrea will reduce our Adjusted EBITDA by $45.0 annually.
(i)Income tax impact of adjustments calculated based on the tax rate applicable to each item.

Liquidity, Capital Resources and Financial Position
Historically, our business has generated positive cash flows from operations, and a significant majority of such cash flows was transferred to Labcorp. We participated in Labcorp’s cash pooling arrangements to manage liquidity and fund operations, the effect of which is presented as net parent investment in our combined financial statements included elsewhere in this information statement.
Upon completion of the spinoff, we will cease participation in Labcorp’s cash pooling arrangements and our cash and cash equivalents, will be held and used solely for our own operations. Our capital structure, long-term commitments, and sources of liquidity will change significantly from our historical practices. In connection with the spinoff, we expect to incur indebtedness in an aggregate principal amount of approximately $1,640 million, which we expect to consist of borrowings under senior secured term loan facilities and senior secured notes. We also expect to enter into a $450 million senior secured revolving credit facility, which we do not expect to borrow under prior to the spinoff, and an accounts receivable purchase program (“ARPP”), which we also do not expect to take advantage of, other than in a testing capacity, prior to the spinoff. The ARPP establishes a receivables purchase facility that provides for up to approximately $80 million in funding based on the availability of certain eligible receivables and the satisfaction of certain conditions. Our capital structure, including the terms and conditions thereof, remains under review and will be finalized prior to the spinoff. See “Description of Certain Indebtedness and Other Financing.”

We expect to use the proceeds from these debt and other financing transactions to make an expected $1,605 million cash distribution to Labcorp as partial consideration for the assets that will be contributed to us in connection with the spinoff. After giving effect to such payment and approximately $35 million of associated fees and expenses incurred in connection with the entry into the above, we expect to begin operations as an independent company with a cash balance of approximately $120 million. The cash benefit to Labcorp of the dividend offset by the operating cash at spin is expected to be $1,485 million.
We believe our existing cash and cash flows generated from operations and indebtedness to be incurred in conjunction with the spinoff discussed in detail below will be responsive to the needs of our current and planned operations for at least the next 12 months.
Cash Flows For the Three Months Ended March 31, 2023 and 2022
In summary the Company's cash flows were as follows:

	For the Three Months Ended March 31,
	2023	2022
Net cash provided by (used for) operating activities	$3.4	$(60.6)
Net cash used for investing activities	(16.2)	(11.1)
Net cash provided by financing activities	19.9	82.4
Effect of exchange rate on changes in cash and cash equivalents	1.1	(0.8)
Net change in cash and cash equivalents	$8.2	$9.9
Cash and Cash Equivalents
Cash and cash equivalents at March 31, 2023 and 2022 totaled $120.2 and $104.5, respectively. Cash and cash equivalents consist of highly liquid instruments, such as commercial paper, time deposits, and other money market instruments, which have maturities when purchased of three months or less.
Cash Flows from Operating Activities
During the three months ended March 31, 2023, the Company's operations provided $3.4 of cash as compared to cash used of $60.6 in 2022. Net cash provided by operating activities increased by $64.0 for the three months ended March 31, 2023 as compared to the three months ended March 31, 2022. Cash flows from operating activities benefited from higher collections of accounts receivable and cash used for accrued expenses, offset by a decrease in net income.
Cash Flows from Investing Activities
Net cash used for investing activities for the three months ended March 31, 2023 was $16.2 as compared to net cash used for investing activities of $11.1 for the three months ended March 31, 2022. The $5.1 increase in net cash used for investing activities for the three months ended March 31, 2023, was primarily due to a year over year increase in capital expenditures. Capital expenditures were $16.2 and $11.4 for the three months ended March 31, 2023 and 2022, respectively. Capital expenditures in 2023 were 2.1% of revenues, primarily in connection with projects to support growth in the Company's core businesses. The Company intends to continue to pursue selective investments in key therapeutic areas and geographies to drive growth and to improve efficiency of the Company's operations. Such expenditures are expected to be funded by cash flow from operations.
Cash Flows from Financing Activities
Net cash provided by financing activities for the three months ended March 31, 2023 was $19.9 compared to cash used for financing activities of $82.4 for the three months ended March 31, 2022. All of the cash provided by financing activities related to the net transfers to Parent.
Off-Balance Sheet Arrangements

The Company does not have transactions or relationships with “special purpose” entities, and the Company does not have any off-balance sheet financing other than normal operating leases and letters of credit.

Cash Flows for the Year Ended December 31, 2022, 2021 and 2020
In summary the Company's cash flows were as follows:

	For the Year ended December 31,
	2022	2021	2020
Net cash provided by operating activities	$87.5	$169.8	$200.9
Net cash used for investing activities	(54.0)	(26.2)	(161.2)
Net cash used for financing activities	(8.7)	(128.5)	(33.1)
Effect of exchange rate on changes in cash and cash equivalents	(7.4)	(0.8)	0.5
Net change in cash and cash equivalents	$17.4	$14.3	$7.1
Cash and Cash Equivalents
Cash and cash equivalents at December 31, 2022 and 2021 and 2020 totaled $112.0, $94.6 and $80.3, respectively. Cash and cash equivalents consist of highly liquid instruments, such as commercial paper, time deposits, and other money market instruments, which have maturities when purchased of three months or less.
Cash Flows from Operating Activities
During the year ended December 31, 2022, the Company's operations provided $87.5 of cash as compared to $169.8 in 2021. Net cash provided by operating activities decreased by $82.3 for the year ended December 31, 2022 as compared to the year ended December 31, 2021. Cash flows from operating activities benefited from higher net income due to the growth of the business offset by a decrease in amortization of trade name intangibles, decreases in the accrued expenses and other due primarily to the decrease in incentive compensation accruals from lower business performance.
During the year ended December 31, 2021, the Company's operations provided $169.8 of cash as compared to $200.9 in 2020. Net cash provided by operating activities decreased by $31.1 for the year ended December 31, 2021 as compared to the year ended December 31, 2020. Cash flows from operating activities benefited from higher net income due to the growth of the business and lower impairment charges, offset by accelerated amortization of the trade name intangibles and increases in the accounts receivable balances as customers negotiate longer payment terms.
Cash Flows from Investing Activities
Net cash used for investing activities for the year ended December 31, 2022 was $54.0 as compared to net cash used for investing activities of $26.2 for the year ended December 31, 2021. The $27.8 increase in net cash used for investing activities for the year ended December 31, 2022, was primarily due to a year over year increase in capital expenditures. Capital expenditures were $54.4 and $26.5 for the years ended December 31, 2022 and 2021, respectively. Capital expenditures in 2022 were 1.8% of revenues, primarily in connection with projects to support growth in the Company's core businesses. The Company intends to continue to pursue selective investments in key therapeutic areas and geographies to drive growth and to improve efficiency of the Company's operations. Such expenditures are expected to be funded by cash flow from operations.
Net cash used for investing activities for the year ended December 31, 2021 was $26.2 as compared to net cash used for investing activities of $161.2 for the year ended December 31, 2020. The $135.0 decrease in net cash used for investing activities for the year ended December 31, 2021 was primarily due to a year over year decrease of $137.5 in cash paid for acquisitions. Capital expenditures were $26.5 and $24.0 for the years ended December 31, 2021 and 2020, respectively. Capital expenditures in 2021 were 0.9% of revenues, primarily in connection with projects to support growth in the Company's core businesses.

Cash Flows from Financing Activities
Net cash used for financing activities for the year ended December 31, 2022 was $8.7 compared to cash used for financing activities of $128.5 for the year ended December 31, 2021. All of the cash provided for financing activities related to the net transfers from Parent.
Net cash used for financing activities for the year ended December 31, 2021 was $128.5 compared to cash used for financing activities of $33.1 for the year ended December 31, 2020. All of the cash used for financing activities related to the net transfers to Parent.
Off-Balance Sheet Arrangements
The Company does not have transactions or relationships with “special purpose” entities, and the Company does not have any off-balance sheet financing other than normal operating leases and letters of credit.
Material Cash Requirements
In the normal course of business, we enter into contracts and commitments that oblige us to make payments in the future. Information regarding such obligations is provided in Note 7, “Leases”, Note 11, “Income Taxes” and Note 15, “Pension and Postretirement Plans” to the audited combined financial statements.
Critical Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. While the Company believes these estimates are reasonable and consistent, they are by their very nature estimates of amounts that will depend on future events. Accordingly, actual results could differ from these estimates. The Company’s critical accounting policies arise in conjunction with revenue recognition, business combinations, income taxes, and goodwill and indefinite-lived assets.
Revenue Recognition
The Company provides comprehensive phase I through phase IV services to global pharmaceutical, biotechnology, and medical device companies worldwide. A majority of the Company’s revenues are earned under contracts that are long term in nature, ranging in duration from a few months to many years. The majority of the Company's contracts contain a single performance obligation, as the Company provides a significant service of integrating all obligations in the contract and the obligations are highly interdependent and interrelated with one another. For contracts that include multiple performance obligations, the Company allocates the contract value to the goods and services based on a customer price list, if available. If a price list is not available, the Company will estimate the transaction price using either market prices or an “expected cost plus margin” approach. The total contract value is estimated at the beginning of the contract, and is equal to the amount expected to be billed to the customer. Other payments and billing adjustments may also factor into the calculation of total contract value, such as the reimbursement of out-of-pocket costs and volume-based rebates. These contracts generally take the form of fixed-price, fee-for-service or software-as-a-service arrangements subject to pricing adjustments based on changes in scope.
Fixed-price contracts are typically recognized as revenue over time based on a proportional-performance basis, using either input or output methods that are specific to the service provided. In an output method, revenue is determined by dividing the actual units of output achieved by the total units of output required under the contract and multiplying that percentage by the total contract value. When using an input method, revenue is recognized by dividing the actual costs incurred by the total estimated cost expected to complete the contract, and multiplying that percentage by the total contract value. Contract costs principally include direct labor and reimbursable out-of-pocket costs. The estimate of total costs expected to complete the contract requires significant judgment and estimates are based on various assumptions of events that often span several years. These estimates are reviewed periodically and any adjustments are recognized on a cumulative catch-up basis in the period they become known. During 2022,

2021 and 2020, the Company recognized revenue of $72.3, $80.3 and $63.9, respectively, and during the three months ended 2023, the Company recognized revenue of $(10.9) from performance obligations that were partially satisfied in previous periods; such amounts were primarily related to changes in scope and to a much lesser extent, changes in estimates.
Fee-for-service contracts are typically priced based on transaction volume or time and materials. For volume based contracts the contract value is entirely variable and revenue is recognized as the specific product or service is completed. For services billed based on time and materials, revenue is recognized using the right to invoice practical expedient.
Software-as-a-service (“SaaS”) arrangements represent a single obligation to provide continuous access to a hosted software platform. As each day of providing access to the platform is substantially the same, and the customer simultaneously receives and consumes the benefits as access is provided, the Company recognizes revenue using an output method based on time elapsed, which is on a straight-line basis over the course of the contracted SaaS hosting period.
Contracts are often modified to account for changes in contract specifications and requirements. Generally, when contract modifications create new performance obligations, the modification is considered to be a separate contract and revenue is recognized prospectively. When contract modifications change existing performance obligations, the impact on the existing transaction price and measure of progress for the performance obligation to which it relates is generally recognized as an adjustment to revenue (either as an increase in or a reduction of revenue) on a cumulative catch-up basis.
Most contracts are terminable with or without cause by the customer, either immediately or upon notice. These contracts often require payment to the Company of expenses to wind-down the study or project, fees earned to date and, in some cases, a termination fee or a payment to the Company of some portion of the fees or profits that could have been earned by the Company under the contract if it had not been terminated early. Termination fees are included in revenues when services are performed and realization is assured.
Business Combinations
The Company invested $137.5 in business combinations in 2020. The Company accounts for business combination transactions under the acquisition method of accounting and reported the results of operations of the acquired entities from its respective date of acquisition. Assets acquired were recorded at their estimated fair values as of the acquisition date. Estimated fair values were based on various valuation methodologies, including an income approach using primarily discounted cash flow techniques for the customer relationships intangible assets. The aforementioned income methods utilize management's estimates of future operating results and cash flows discounted using a weighted-average cost of capital that reflects market participant assumptions. The excess of the fair value of the consideration conveyed over the fair value of the assets acquired was recorded as goodwill. The goodwill reflects management's expectations of the benefits of being able to leverage operational efficiencies with favorable growth opportunities based on positive demographic trends in the market.
Income Taxes
The Company is included in the combined U.S. federal, state, and foreign income tax returns of Labcorp, where eligible. However, we have adopted the separate return approach for purposes of our combined financial statements. The income tax provisions and related deferred tax assets and liabilities reflected in our combined financial statements have been estimated as if we were a separate taxpayer.
The Company accounts for income taxes utilizing the asset and liability method. Under this method, the Company has recognized $36.1 of deferred tax assets and $219.4 of liabilities as of December 31, 2022 for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company does not recognize a tax benefit, unless the Company concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Company recognizes a tax benefit measured at the largest amount of the tax benefit that the Company believes is greater than 50% likely to be realized. The Company records interest and penalties in income tax expense.
Goodwill
The Company has recorded $2,009.8 and $1,997.3 of goodwill as of March 31, 2023 and December 31, 2022. The Company assesses goodwill for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.
The annual impairment test for goodwill includes an option to perform a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying value. Reporting units are businesses with discrete financial information that is available and reviewed by management. If the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company performs the quantitative goodwill impairment test. The Company may also choose to bypass the qualitative assessment for any reporting unit in its goodwill assessment and proceed directly to performing the quantitative assessment. The Company recognizes an impairment charge for the amount by which the reporting unit's carrying amount exceeds its fair value.
In the qualitative assessment, the Company considers relevant events and circumstances for each reporting unit, including (i) current year results, (ii) financial performance versus management’s annual and five-year strategic plans, (iii) changes in the reporting unit carrying value since prior year, (iv) industry and market conditions in which the reporting unit operates, (v) macroeconomic conditions, including discount rate changes, and (vi) changes in products or services offered by the reporting unit. If applicable, performance in recent years is compared to forecasts included in prior quantitative valuations. Based on the results of the qualitative assessment, if the Company concludes that it is not more likely than not that the fair value of the reporting unit is less than its carrying values of the reporting unit, then no quantitative assessment is performed.
The quantitative assessment includes the estimation of the fair value of each reporting unit as compared to the carrying value of the reporting unit. The Company estimates the fair value of a reporting unit using both income-based and market-based valuation methods. The income-based approach is based on the reporting unit's forecasted future cash flows that are discounted to the present value using the reporting unit's weighted average cost of capital. For the market-based approach, the Company utilizes a number of factors such as publicly available information regarding the market capitalization of the Company as well as operating results, business plans, market multiples, and present value techniques. Based upon the range of estimated values developed from the income and market-based methods, the Company determines the estimated fair value for the reporting unit. If the estimated fair value of the reporting unit exceeds the carrying value, the goodwill is not impaired and no further review is required.
The income-based fair value methodology requires management's assumptions and judgments regarding economic conditions in the markets in which the Company operates and conditions in the capital markets, many of which are outside of management's control. At the reporting unit level, fair value estimation requires management's assumptions and judgments regarding the effects of overall economic conditions on the specific reporting unit, along with assessment of the reporting unit's strategies and forecasts of future cash flows. Forecasts of individual reporting unit cash flows involve management's estimates and assumptions regarding:
•Annual cash flows, on a debt-free basis, arising from future revenues and profitability, changes in working capital, capital spending and income taxes for at least a five-year forecast period.
•A terminal growth rate for years beyond the forecast period. The terminal growth rate is selected based on consideration of growth rates used in the forecast period, historical performance of the reporting unit and economic conditions.
•A discount rate that reflects the risks inherent in realizing the forecasted cash flows. A discount rate considers the risk-free rate of return on long-term treasury securities, the risk premium associated with investing in equity securities of comparable companies, the beta obtained from the comparable companies and the cost of debt for investment grade issuers. In addition, the discount rate may consider any Company-specific risk in achieving the prospective financial information.
Under the market-based fair value methodology, judgment is required in evaluating market multiples and recent transactions. Management believes that the assumptions used for its impairment tests are representative of those that would be used by market participants performing similar valuations of the reporting units.
Based upon the revised forecasted revenues and operating income following the declaration of the COVID-19 global pandemic, management concluded there was a triggering event and updated its annual 2019 goodwill impairment testing as of March 31, 2020 for certain of its reporting units. Based on the quantitative impairment assessment performed in the same manner as its annual quantitative assessment, the Company concluded that the fair value was less than carrying value for one of its reporting units and recorded a goodwill impairment of $405.7.
Management performed its annual goodwill impairment testing as of the beginning of the fourth quarter of 2021. The Company elected to perform the qualitative assessment for goodwill for all of the reporting units. Based upon the results of the qualitative and quantitative assessments, the Company concluded that the fair values of each of its reporting units, as of October 1, 2021, were greater than the carrying values.
Although the Company believes that the current assumptions and estimates used in its goodwill analysis are reasonable, supportable, and appropriate, continued efforts to maintain or improve the performance of these businesses could be impacted by unfavorable or unforeseen changes which could impact the existing assumptions used in the impairment analysis. Various factors could reasonably be expected to unfavorably impact existing assumptions: primarily delays in new customer bookings and the related delay in revenue from new customers, increases in customer termination activity or increases in operating costs. In addition, given the ongoing and rapidly changing nature of the COVID-19 pandemic, there is significant uncertainty regarding the duration and severity of the pandemic as well as any future government restrictions, which may unfavorably impact existing assumptions. Accordingly, there can be no assurance that the estimates and assumptions made for the purposes of the goodwill impairment and intangible asset analysis will prove to be accurate predictions of future performance.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
(in millions)
Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange rates, interest rates and other relevant market rate or price changes. In the ordinary course of business, we are exposed to various market risks, including changes in foreign currency exchange and interest rates, and we regularly evaluate the exposure to such changes. We address our exposure to market risks, principally the market risks associated with changes in foreign currency exchange rates and interest rates, through a controlled program of risk management that may include, from time to time, the use of derivative financial instruments such as foreign currency forward contracts, cross currency swaps and interest rate swap agreements. We do not hold or issue derivative financial instruments for trading purposes.
Foreign Currency Exchange Rates
Approximately 18.4%, 20.2% and 21.2% of our revenues for the years ended December 31, 2022, 2021 and 2020, respectively, were denominated in currencies other than the U.S. dollar (“USD”). For the three months ended March 31, 2023 and 2022, revenues denominated in currencies other than the U.S. dollar were approximately 19.1% and 17.8%, respectively. Our financial statements are reported in USD and, accordingly, fluctuations in exchange rates will affect the translation of revenues and expenses denominated in foreign currencies into USD for purposes of reporting our combined financial results. In the years 2023, 2022, 2021 and 2020, our most significant currency exchange rate exposures were to the Euro and British pound. Excluding the impacts from any outstanding or future hedging transactions, a hypothetical change of 10% in average exchange rates used to translate all foreign currencies to USD would have impacted income before income taxes for the year ended 2022 and for the three months ended March 31, 2023 by approximately $4.3 and $0.5, respectively. Gross accumulated currency translation adjustments recorded as a separate component of stockholders’ equity were $(127.0), $(32.3) and $51.1 at December 31, 2022, 2021 and 2020, respectively. At March 31, 2023 and 2022, gross accumulated currency translation adjustments recorded as a separate component of stockholders’ equity were $20.3 and $(37.2), respectively. We do not have significant operations in countries in which the economy is considered to be highly inflationary.
We earn revenue from service contracts over a period of several months to many years. Accordingly, exchange rate fluctuations during this period may affect our profitability with respect to such contracts. We are also subject to foreign currency transaction risk for fluctuations in exchange rates during the period of time between the consummation and cash settlement of transactions. We do not enter into any derivative contracts with external counterparties. However, Labcorp enters into foreign currency forward contracts with external counterparties to hedge certain foreign currency transactions with exposure predominantly to the Euro and British Pound. These contracts do not qualify for hedge accounting and the changes in fair value are recorded directly to earnings. Earnings related to these contracts were included in the combined statements of operations as part of corporate allocations.
Interest Rate Risk
We are exposed to market risks in the ordinary course of our business. The level of our interest rate risk is dependent on our debt exposure and is sensitive to changes in the general level of interest rates. Historical fluctuations in interest rates have not been significant for us; however, this will vary in the future as we intend to incur certain indebtedness prior to or concurrent with the spinoff.
In particular, we will face the market risks associated with interest rate movements on our variable rate debt. Following the spinoff, we will be significantly leveraged. We expect to incur approximately $1,640 million of long-term debt in connection with the spinoff. A majority of this debt is expected to bear interest at a variable rate, and we will consider entering into a floating-to-fixed interest rate swap with respect to some, or all, of our floating rate debt. We expect to manage our interest rate risk but expect to be exposed to an element of market risk from changes to interest rates, including on any refinancing of debt. We expect to regularly assess market risks and to establish policies and business practices to protect against the adverse effects of these exposures. See “Description of Certain Indebtedness and Other Financing.” For more information about risks related to our capital structure see “Risk Factors—We may not be able to access the capital and credit markets on terms that are favorable to us, or at all” and

“Risk Factors—The terms and conditions of our expected new senior secured term loan facilities, senior secured revolving credit facility, the indenture governing our senior secured notes and the agreement governing the ARPP have not been finalized.”

BUSINESS
Our Business
We are a leading global CRO providing comprehensive phase I through IV biopharmaceutical product and medical device services, patient access solutions and other enabling services. For over 30 years, we have provided our global pharmaceutical, biotechnology, and medical device customers with clinical pharmacology, clinical development, and other service capabilities. In addition, we offer our customers highly flexible delivery models that include Full Service, FSP, and Hybrid structures. We believe we are well positioned to leverage our global scale, access to clinical data-driven insights, industry network, and decades of experience to bring customers tailored solutions. Fortrea intends to capitalize on the global demand for clinical development services across a diverse set of therapeutic areas.
Our team of approximately 21,000 staff (including temporary staff and contractors, as well as more than 2,600 global, cross-functional clinical research associates) conducts operations in 90 countries and delivers a broad range of clinical development solutions and other services for our customers. Our services streamline the biopharmaceutical product and medical device development process. Additionally, we successfully utilize enabling technologies to optimize processes and evolve with a dynamic marketplace.
Figure 2: Fortrea’s clinical experience over the past five years
Over the last five years, we have completed approximately 5,400 studies utilizing approximately 83,500 sites spanning 929,100 participants. These studies encompass more than 20 therapeutic areas and every phase of clinical trials. As the volume of clinical development spend outsourced to CROs continues to grow, we are bringing together global scale, deep scientific expertise, and a comprehensive suite of solutions to better serve our customers.
In sum, Fortrea combines decades of domain expertise with the nimbleness required to meet market demand for adaptable engagements with large and small customers. We intend to differentiate this pairing of technical expertise with innovative solutions that provide access to unique clinical data assets. Our relationship with Labcorp and other leading third parties provides Fortrea with actionable and data-driven insights that accelerate investigator and patient recruitment. Further, this key differentiator positions Fortrea to enhance clinical trial diversity while streamlining protocol development processes. We seek to apply creativity and experience to every challenge, and our core competencies create efficiencies to deliver life-changing solutions faster.
Services
Our expertise in the biopharmaceutical product and medical device development process has driven us to design service offerings to better meet the needs of customers. We have a robust customer base across pharmaceutical, biotechnology, and medical device organizations. We manage our business in two reporting segments — Clinical

Services and Enabling Services. Our Clinical Services segment, which accounted for 91% of revenues and 94% of operating income in 2022, brings solutions to market which include clinical pharmacology and comprehensive clinical development capabilities. Our Enabling Services segment, which accounted for 9% of revenues and 6% of operating income in 2022, provides patient access and technology solutions which can be deployed across any of our global solutions depending on the scope of our customers’ needs. This comprehensive platform provides our customers with efficient processes across delivery models, which is expanded on in the sections below.
Clinical Services Segment:
•Clinical Pharmacology. Our capabilities and solutions support early-phase studies in normal healthy volunteers, special populations, and patient populations across a spectrum of diseases. We deliver critical services to our customers including FIH, SAD, MAD, AME, DDI, hepatic and renal impairment, food effect, QTc interval, and other study types. In addition, we conduct phase Ib hybrid studies that move from normal healthy volunteers into patient populations, providing early insights into pharmacodynamics and signals of therapeutic effectiveness. We have developed a multi-national infrastructure of phase I facilities in both the U.S. and the U.K. This infrastructure is part of an integrated platform designed to enable consistent execution of complex early-phase clinical trials. This includes project management, comprehensive monitoring, pharmacokinetic analysis, and biometrics. Over the past five years, we have conducted more than 600 clinical pharmacology studies.
•Clinical Development. We are a leading full-service provider of phase I through IV clinical studies with a flexible approach to serving our customers. Clinical Development is Fortrea’s largest offering in terms of annual revenue contribution and has been for the last five years. Services include, but are not limited to, regulatory affairs, protocol design, operational planning, study and site start-up, patient recruitment, project management, comprehensive monitoring, data management and biostatistics, pharmacovigilance, medical writing, and mobile clinical services. Our service offerings are supported by technological innovations such as digital and DCT capabilities. We focus on rapidly expanding research areas such as oncology, rare diseases, and cell and gene therapies. Additionally, we have deep scientific expertise in a broad spectrum of therapeutic areas and diseases, such as cardiovascular, renal, CNS and neurodegenerative, autoimmune, metabolic, infectious disease, dermatology, ophthalmology, immunology, inflammation, respiratory, nephrology, rheumatology, women's health, and NASH, among others. Over the past five years, we have conducted approximately 4,800 phase I through IV clinical trial projects. Clinical development is enhanced by our pharmacology learnings, which we apply to future clinical programs. We also have a significant medical device and diagnostics offering, and have conducted over 700 clinical trials in this area. We believe Fortrea is poised to capture additional market share in the large and expanding development market.
We offer our customers a tailored approach to clinical trial solutions through the use of three delivery models: Full Service, FSP, and Hybrid.
◦Full Service. Integrates multiple disciplines from our service offering to comprehensively support our customers in their development programs across key geographies. Our service offering integrates protocol design and operational planning, site start-up and patient recruitment, project and program management, comprehensive site monitoring, centralized monitoring and medical data review, clinical and biometrics services, medical writing, and mobile clinical services. Our project-centric approach utilizes dynamic team resourcing with agile role-based structures. This approach allows for more adaptability to trial types with customer-tailored designs. Our Full Service delivery model has a global reach with over 10,000 staff in over 60 countries, including a strong position in the Asia-Pacific market.
◦Functional Service Provider. Offers customers experienced personnel to perform targeted activities throughout their development programs. This approach reduces our customers’ need to recruit and train dedicated internal resources which saves on cost and time and enables flexibility. Our service offering delivers comprehensive, strategic solutions designed to adapt to the level of customer control and infrastructure. Our FSP team can provide dedicated offerings in clinical operations, clinical data management, biostatistics, statistical programming, pharmacovigilance, mobile clinical services, and medical writing, among other customized solutions. Additionally, our Functional Service Provider delivery model has a global infrastructure, with in-country, regional, on, near and off-shore models and over 6,000 global staff.
◦Hybrid. Provides the project-centric approach of a Full Service model while integrating FSP models, to varying degrees on large portfolios with therapeutic similarities, to drive efficiencies and enhance sponsor control for clinical development. Our ability to tailor our services to customer needs demonstrates the flexibility we can offer customers across the industry value chain. Fortrea offers this flexibility at a global scale and we expect to position our team as a partner of choice for customers that require a tailored approach.
•Consulting Services. We provide consulting services that include product development strategy, protocol development, regulatory advisory, patient access guidance, and medical affairs advisory. This solution supports critical decision points in the lifecycle of our customers’ products. Further, this spinoff gives Fortrea ample opportunity to expand customer relationships that bolt on additional services in our portfolio.
Enabling Services Segment:
•Patient Access. Fortrea has established a comprehensive portfolio of services to optimize patient support, adherence and product access. We provide solutions for co-pay, reimbursement and affordability assistance, real-time analytics and market access consulting. Our team operates on behalf of biopharmaceutical product and medical device manufacturers by employing highly trained agents within contact centers and field-based teams. Our field reimbursement specialists enable healthcare practitioners in the United States to navigate product access for their patients. Our nurse-educator staffed call centers provide customized patient support programs designed to address barriers to product use and adherence. We have our non-commercial specialty pharmacy solution providing cold chain storage and specialty prescription dispensing on behalf of biopharmaceutical customers. Our priority is to help patients gain access to treatments on behalf of our customers.
•Technology Solutions. We provide our customers access to products that support critical decision points in the lifecycle of their assets. Endpoint Clinical (“Endpoint”) provides comprehensive RTSM technology solutions. Our IRT and clinical supplies management solution, streamlines complex randomization and trial supply methods, refines and improves drug supply management, and simplifies site, study and subject administration. Our flexible RTSM technology enables customers to manage a broad range of standard and complex randomization methods, supporting complex trial designs. We believe these products optimize the supply chain and minimize operational costs, while supporting timely and accurate patient dosing. We have invested in direct-to-patient technology that provides comprehensive DCT capabilities supporting electronic solutions and telemedicine to augment trial experiences by decreasing the burden of participation for patients. We also offer a suite of technology and data to deliver insights that enable development and oversight in the effort to maximize trial outcomes. These tools include modules focused on study design optimization; extensive risk, issue, and quality management; centralized data and medical review; diversity and inclusion study insights; clinical monitoring and study oversight.
Industry
CROs provide services to assist in phase I through phase IV clinical trials and commercialization to accelerate the development and reach of safe, effective medical therapies and devices. Developing new biopharmaceutical products and medical devices for the treatment of human disease is a complex, costly, and lengthy process. Prior to commercialization, a biopharmaceutical product or medical device must undergo extensive pre-clinical and clinical testing as well as regulatory review to demonstrate an acceptable benefit-risk profile by regulatory authorities. As a result, bringing a new biopharmaceutical product or medical device to market can take up to 12 years and costs $2.5 billion or more on average.3
The biopharmaceutical product development process consists of three stages: pre-clinical, clinical, and commercialization. The pre-clinical process is the stage of research that begins prior to clinical studies and collects
3 Geoffrey Levitt testimony before Senate Judiciary Committee July 31, 2021.

data on the feasibility, efficacy, and safety of drugs through experiments outside of the human body. The clinical stage is the most time-consuming and expensive part of the drug development process. During this stage, the product candidate undergoes a series of tests on humans. In phase I, small groups of study volunteers are exposed to ascending doses of the experimental product in order to assess safety and to determine the distribution of the drug and maximally tolerated dose. Preliminary assessment of the relationships between dosage, safety, and effectiveness follow in phase II before expanding to larger trials, phase III, to formally test effectiveness and safety in the target population. Phase IV, or post-approval trials, involves monitoring or verifying the risks and benefits of a drug product.
The clinical development market is a large, attractive and growing market. Clinical development spend by the pharmaceutical and biotechnology industry was estimated at $100 billion in 20224. Of this, we estimate the current addressable market for Fortrea to be $35 billion. Over the next several years, pharmaceutical and biotechnology companies are projected to increase R&D investment, grow their pipelines, and outsource more programs to CROs. We believe these underlying market trends represent a significant opportunity for us.
In addition to the growth in R&D expenses, an increase in outsourcing has also supported the growth of the CRO sector. Global pharmaceutical and biotechnology companies are a major driver of this growth as they continue to outsource a significant amount of the biopharmaceutical product development process as they seek therapeutic diversity for their pipelines, target diverse global populations, and require deep scientific research. We believe there are three key trends affecting our end markets and believe that such trends will continue creating an increased demand for our services:
•Increasing Pharmaceutical and Biotechnology R&D Spend. Growing R&D investment will help propel the CRO market as new indications are discovered, resulting in a greater demand for clinical trials. Over the past decade, we have seen the biopharma industry leverage science, technology, and AI to advance the level of understanding of the pathogenesis of human disease, and to identify new therapeutic targets and treatments. Despite a relative downturn in 2022 compared to 2020 and 2021, over the medium to longer term we expect the biotechnology funding to be strong.
•Elevated Outsourcing Levels. As large biopharmaceutical companies seek to reduce the cost and time to develop biopharmaceutical products, they have increasingly relied on CROs for services to preserve flexibility and reduce costs associated with clinical trials and improve time to market. According to multiple industry investment sources, the CRO market is expected to grow more slowly for the next two years, at approximately 3-5%, returning to a growth rate of 6-9% in the longer term. The growth is driven by low single-digit percentile growth from large pharmaceutical companies, double-digit percentile growth from smaller biotechnology companies, and a continued drive for more outsourcing generally.
•Expanding Scope of Capabilities. CROs have successfully expanded the scope of services they are able to offer pharmaceutical, biotechnology, and medical device companies, increasing the addressable market that they serve. Examples include the expansion of DCT services, global logistics, and management of highly complex biologics, and cell and gene therapy trials. The need for biopharmaceutical companies to expand the commercial potential of their products internationally has been a catalyst for the increasingly global nature of clinical trials. CROs that can capitalize on extensive datasets to inform decisions and increase efficiency in international clinical trials have benefited from these changing dynamics. As R&D pipelines continue to prioritize biologics and advanced therapies, such as cell and gene therapies, additional complex clinical trial capabilities will also be required from CROs. We are built to handle this increased complexity and global demand that underpin these industry tailwinds.
Despite the large, attractive and growing market that Fortrea operates in, our business is subject to a number of risks inherent to our industry, including our customers’ ability to access sufficient funding to complete clinical trials, our ability to generate net new business awards or our new business awards being delayed, terminated, reduced in scope, or failing to go to contract, and our ability to contract with suitable investigators and recruit and enroll patients for clinical trials, among others. Any number of these factors could impact our business, and there is no
4 Simoens S and Huys I (2021) R&D Costs of New Medicines: A Landscape Analysis: Front. Med. 8:760762. doi: 10.3389/fmed.2021.760762 and 2022 Pharma R&D Spend. Evaluate Ltd.

guarantee that our historical performance will be predictive of future operational and financial performance. For a description of the challenges we face and the risks and limitations that could harm our prospects, see “Cautionary Statement Concerning Forward-Looking Statements,” “—Summary of Risk Factors” and “Risk Factors” included elsewhere in this information statement.
Competitive Strengths
We believe we are strategically positioned to serve the pharmaceutical, biotechnology, and medical device industries. Our credibility and reputation in the market is a direct result of our multi-decade track record of operational execution, and effective flexible solutions. Our competitive strengths include:
Extensive History as a Market Leader Across Clinical Development
We have over 30 years of experience providing clinical development services to the pharmaceutical, biotechnology, and medical device industries. We have conducted approximately 4,800 trials across all phases of clinical development in over 90 countries in the last five years. We have an extensive history as a leading organization with a differentiated service offering. We believe that our commitment to continuous services and technology innovations combined with Fortrea’s customizable approach and experience across more than 20 therapeutic areas will enable us to continue to differentiate ourselves from peers in the CRO industry.
Large and Diversified Customer Base
We have a balanced and diverse customer mix serving large and mid-tier pharmaceutical, biotechnology, and medical device organizations. As of the fiscal year ended 2022, no single customer represented more than 10% of our revenue. We seek to be the partner of choice for both leading pharmaceuticals customers and innovative biotechnology companies. In 2022, 54% of our revenue came from leading pharmaceutical customers. We believe our customer base positions us at the forefront of innovation in healthcare and allows us to help our customers efficiently bring the best therapeutic solutions to patients.
A selection of our customers can be found below:
Global and Stable Customer Relationships
Our scale and expertise are key competitive advantages that make us a multi-dimensional partner for our customers. Our top 20 customers have consistently represented approximately 60% of total revenue for 2022, 2021, and 2020. Additionally, most of our customers use us for more than one service. On average, our customers leverage three or more of our services. We believe that our global capabilities and expertise are considered a differentiator by our top customers. With a portfolio of projects that extend over multiple years, our longer-term contract durations give us confidence and visibility into our future revenues.
Access to Actionable Clinical Data and Insights
Access to data is foundational to any CRO and we believe our arrangement with Labcorp and other continuing strategic engagements will be differentiated by the quality of insights our data can provide. We intend to continue to prioritize actionable data as we further scale our data repositories. We believe that we have the opportunity to optimize the clinical development process through accelerating the recruitment, increasing the diversity and improving the retention of patients.
Through our unique relationship with Labcorp, we (i) have access to, in our opinion, one of the largest sets of global clinical trial data, which enables us to progress clinical trials forward more efficiently and (ii) are able to leverage Labcorp’s world-class diagnostics network that performs over 600 million tests per year. Those test results help researchers, medical professionals, and patients make important health decisions and provide insights that help identify individuals who might benefit from enrolling in specific drug trials. Our initial two-year access to extensive health and clinical data provides strategic flexibility and operational direction to efficiently meet our customers’ needs.
Expertise Across Rapidly Expanding Therapeutic Areas
We believe that our focus and expertise across rapidly growing scientific areas provide us with advantages over our competitors. Fortrea’s expertise spans oncology, CNS and neurodegenerative disease, cardiovascular, renal, NASH, rare disease, cell and gene therapy, and many more. These scientific areas represent the majority of the industry’s drug development pipelines.
Oncology makes up a large portion of our business and continues to grow. Through 2021, we have completed over 1,200 oncology clinical trials and serviced over 210,000 patients in nine primary indications. Oncology new business awards grew 65% in 2022, year-over-year. In 2022, 46% of our therapeutic based revenue related to Oncology studies. In addition to Fortrea’s success in oncology, science, innovation, and technology, we plan to leverage our capabilities to successfully capture additional market share across high-growth therapeutic areas such as CNS and neurodegenerative disease, cell and gene therapy, cardiovascular, renal, NASH, rare disease, and more.
Growth Strategy
Our growth strategy aligns with both our management team’s key focus areas and our customers’ priorities. As a public company, Fortrea plans to:
Increase Effectiveness Through Site Support Strategies and Services
Investigator sites have traditionally been a challenging part of the predictability and speed associated with clinical research. Recently with COVID-19, global political challenges, and the proliferation of technology choices, site productivity and effectiveness, as well as investigator participation, are major challenges to the industry. More positively, many sites and technology start-ups are innovating around data, electronic medical records, and technology. Further, there are also site management organizations emerging that have adopted the concept of using participants’ homes and “third places” in studies to improve the patient experience.
Fortrea will leverage a combination of technologies, data, and services to better understand the augmented services that sites need to select trials, identify and enroll patients, and conduct and close out studies. These include the administrative and clinical support, tools, data and analysis to enable sites to be more productive, helping overcome challenges with disparate technologies, complex protocols and resource constraints at sites. Fortrea also plans to establish relationships with key innovators. Existing expertise and tools will be consolidated, and further investment in key areas will take place.
Improve Data Driven Site Selection and Patient Centric Recruitment Strategies
We have developed a unique approach of establishing high-value site relationships to support scientific engagement and reduce the time and cost for our customers to develop products. The third-party clinical sites we work with include healthcare systems, dedicated research networks, large group practices, consortiums, and governmental coordinating bodies that represent multiple research partners around the globe. We leverage data-driven approaches to target sites that align with our business needs. These target sites focus on accelerating patient recruitment, efficiently executing trials, and enhancing our site experience while demonstrating partner superiority in speed, recruitment, and quality.
We are committed to increasing the diversity of patient populations within clinical trials and we have developed a holistic strategy that is focused on partnering with customers, sites, investigators, and communities to address this commitment. Through these collaborations and by utilizing innovative solutions to support the diversity plans expected by global regulatory authorities, we will further strengthen our reputation as a strategic partner of choice.

Pursue “Ideal Scale” to Support the Research Requirements of Our Customers
The landscape for clinical trials is evolving, both with changes to global business practices, and the commercialization strategies of our clients. While the number of novel therapies is increasing, the markets willingness to approve, pay for and distribute therapies is changing. At the same time, global geographic realities have impacted the locations where clinical trials can be conducted. In certain countries, such as the U.S., the need for inclusion of underrepresented minorities and other related goals have become paramount. Today, we have relationships in over 90 countries including all of the major pharmaceutical and biotechnology markets. Notably, Fortrea’s approximately 19,000 employees are strategically balanced throughout the world. This is evidenced by our employee breakdown by region, which is as follows: 36% in the Americas, 25% in EMEA, and 39% in Asia-Pacific. At our size, we believe we are more efficient in decision making to positively impact processes and technologies. We will continue to strategically invest in new markets that synergize with our customers’ needs, and the demand of the global clinical trial landscape.
Align with Innovators Through Selective Investment in Technology for Speed and Simplification
The last decade has seen a substantial improvement in technology supporting clinical research, as well as an increase in both access to and analysis of relevant data. The past decade has seen the wider availability of electronic medical record data, use of natural language processing for handwritten notes, and the integration of genetic, pathology and other data into key decision processes. Fortrea has invested in technology and utilized in-house and Labcorp data to be more effective in the conduct of trials, related services and certain commercial areas. Our executive team maintains relationships with top technology and data vendors in the industry and will use its “ideal scale” to help bring innovations to sites and sponsors. At the same time, we will continue to invest in selective technologies to improve process cycle time and simplify the increasingly complex protocols for both sites and our employees.
Over the last five years, we have significantly invested in our platform to advance all facets of our clinical development services, key technologies, and data utilization to better serve our customers. These investments include artificial intelligence and machine learning, full service and programmatic development models, data visualization, a full suite of biometric services and clinical data management globally across all phases and delivery models, and DCT capabilities, among others. Looking ahead, we will continue to invest in our capabilities, therapeutic expertise, and ability to generate insights through data and analytics. Our goal is to reduce cost and increase efficiency of clinical trial execution to enhance the quality of our offerings for our customers. We will support our customers in the development of innovative, life-changing biopharmaceutical products, and medical devices while remaining a global leader in clinical trial design and execution.
Become the Partner of Choice for Sponsor Companies and Service Providers
The challenges of clinical research are too complex to be solved by a single company. CROs now have therapeutic and logistical expertise at scale, as do some but not all pharmaceutical, biotechnology, and medical device companies. Increased and early sharing of development and pipeline goals, protocols and issues by all parties combined with strong relationship and program management increase efficiency and promote the adoption of innovative delivery models. Further, our service provider relationships support customers through custom capabilities to bring new products to market with a focus on speed and cost efficiency. Pharmaceutical, biotechnology, and medical device companies seek CRO providers that focus on their core competencies to complement their entire molecule development strategy. For example, we have formed a two-year strategic relationship with Labcorp to develop opportunities where a joint offering of services could be presented to pharmaceutical, biotechnology and medical device customers. These combined solutions utilize services that include de-identified patient and site performance data, patient recruitment and engagement offerings, and central laboratory and bioanalysis services.
Create an Inclusive Culture of Careers with Meaning as a Competitive Advantage
CROs as well as pharmaceutical, biotechnology and medical device sponsors and investigator sites have been impacted by turnover in rapidly growing markets. Recently, this has been compounded by the increased turnover in global employment markets, remote hiring and work, and shortages in related professions such as nursing and computer science. We have a five-part strategy to improve the attractiveness of working at our organization for a longer duration or a career. The focus areas are: Meaningful Work; 360 Degree Relationships; Quality Interactions; Career Mobility; and Respect for the Individual. In a program such as this, execution is paramount. We have an execution program we believe will deliver results, inclusive of global, early talent development academies and diversity focused and career development employee resource groups. This will be supported by investments in process and technology that benefit both our workforce and customers.
Expand Expertise in Existing and Novel Therapeutic Areas
We believe that our therapeutic expertise across all clinical phases of drug development is critical to the proper design and management of clinical trials. Our expertise helps us deliver enhanced value to our customers through a reduction in the cost and time to bring drugs and devices to market. We have significant expertise in several of the rapidly-growing scientific areas including oncology, CNS and neurodegenerative disease, cardiovascular, renal, NASH, rare disease, cell and gene therapy, and several emerging therapeutic areas. The oncology market remains an area of unmet medical need that receives significant investment in R&D. As part of our mission to drive value for customers, we will continue to try to capitalize on the expansion of opportunities in such key areas as oncology, CNS and neurodegenerative, NASH, and autoimmune. While Fortrea has significant expertise and experience in these scientific areas, we are confident that there is ample opportunity for future growth.
Enhance Agile Approach and Project Centric Service Offering
Our agile approach to serving our customers is a distinct advantage for us when we go to market. We believe that our flexible approach has been a key element of our ability to win new customers and retain existing customers across all of our business segments. Fortrea’s model is informed by continuous external stakeholder market research. Our analysis highlighted that customers are seeking a partnership rooted in trust and transparency demonstrating the agility and flexibility to meet their individual needs while delivering speed to market and creative solutions. We expect biotechnology companies to increasingly choose CROs that provide highly flexible offerings to meet the changing drug development landscape. In addition, large pharmaceutical companies continue to look for adaptable solutions to conform to customized partner-driven approaches. As the demand for novel solutions increases, we expect that our existing flexible approach to serving our customers will enable us to further grow as an organization.
Build on Strengths in Clinical Pharmacology
We are a market leader in clinical pharmacology studies, including highly specialized human AME studies. We are committed to growing our clinical pharmacology business through the expansion of our existing clinics and through our new state-of-the-art facility in Leeds, U.K. We have integrated technology and artificial intelligence successfully within our clinic scheduling process to optimize the utilization of bed-space and have implemented bedside data capture technology. We are also focused on optimizing delivery in more complex hybrid study designs that include both healthy volunteers and patients through the utilization of our own clinics in combination with an expanded global site network.
Competition
Our operations in the drug development services industry involve high levels of competition, consisting of hundreds of small, limited-scope service providers and a smaller number of large full-service drug development companies. While the industry has seen an increasing level of consolidation over the past several years, primarily driven by the larger full-service providers, it remains highly fragmented.
Our main competition consists of these small and large CROs, as well as in-house departments of pharmaceutical, biotechnology, and medical device companies and, to a lesser extent, select universities and teaching hospitals and site management organizations. Our services have periodically experienced heightened competition, including competition among CROs for both customers and potential acquisitions. We believe that our significant therapeutic expertise, global reach, integrated model, customer service strategies, access to data, and operational strengths differentiate us from our competitors across all of our segments.

Our major competitors include IQVIA, ICON, Parexel, PPD, a subsidiary of Thermo Fisher Scientific Inc., Medpace Holdings, and Syneos Health. We believe our success with customers has been rooted in transparent partnerships that offer agile solutions and support speed to market. We believe we are positioned to be more flexible and customer focused than our larger competition while offering the global scale that our smaller competition lacks.
Sales, Customer Service, and Marketing
Our global sales and customer service organization provides dedicated customer coverage across pharmaceutical, biotechnology, and medical devices industries. This includes a range of solutions such as, but not limited to, clinical trials, biomarkers, technology services, and other services. Our total staff base of approximately 21,000 includes a highly focused, experienced, and trained team of professional business development and customer facing representatives and support staff working on securing, servicing, and expanding business from both new and existing customers.
Our approach to sales and marketing involves the collaboration of scientific, operational, and technical staff with our business development, customer facing project personnel, and senior leadership teams. We embed our scientific team and project personnel from the beginning of the sales process when we first engage potential customers. They remain embedded across the lifecycle of the sale and throughout the life of the project, program or partnership. This strategy allows us to consult collaboratively with our customers throughout the lifecycle of our engagement.
Our marketing efforts support the activities of our business development and customer facing staff. Our global marketing initiatives include integrated, digitally enabled, omni-channel campaigns and communication programs designed to help customers research our services, understand our differentiation, and learn more about our capabilities. We provide our perspective on current industry challenges and developments to create an ongoing dialogue with our current and prospective customers and to promote our scientific expertise, differentiated service offerings, quality, and technology.
Human Capital
Mission and Culture
We take pride in bringing together a diverse and experienced global workforce that enables advances in medicine that improve lives. Our team of approximately 19,000 employees conducts operations in 90 countries. By leveraging our diverse talent, we are harnessing our passion for scientific rigor and decades of clinical trial experience to navigate obstacles and provide services that are tailored to meet our customers’ needs. Engaging the collective expertise of our employees is vital to achieving our mission, which permeates through our performance-driven, collaborative, inclusive, and customer-centered culture.
Workforce Demographics
Our success is rooted in our sustained ability to attract, develop, and retain a highly specialized and skilled global workforce. Employees are globally dispersed, with 36% in the Americas, 25% in EMEA, and 39% in Asia-Pacific. Of our global workforce, 96.7% of employees are full time, and 3.3% are part time.
Diversity and Inclusion
Our diverse, global talent is core to our ability to innovate and meet patient and customer needs. We believe that the diversity of our employees and our inclusive programs contribute to a healthy, productive, and respectful work environment.
Workforce Diversity Profile:
The following charts set forth information with respect to our anticipated diversity profile based upon the diversity profile within Labcorp’s Clinical Development and Commercialization Services business as of December 31, 2022.
Global Workforce by GENDER

U.S. Workforce by GENDER
U.S. Workforce by RACE & ETHNICITY
We have a Diversity and Inclusion (“D&I”) strategic framework, with three overarching pillars of focus: empowering inclusive leadership; developing and sustaining a diverse talent pipeline; and creating an environment for engagement across our Company and in its communities. The diverse global footprint of our operations enables us to leverage a robust range of diversity of thought and experience and this is reflected in our global representation across our management and leadership. Our D&I strategy is designed to grow and further evolve our inclusive workforce consistent with the changing dynamics of the global workforce.
Compensation
As our business becomes increasingly complex, global, and dynamic, we believe that our compensation and benefits programs must be competitive and flexible to attract and retain the caliber of talent needed to continue to move the business forward. In 2022, we continued to face unique challenges in growing and maintaining our global workforce. We believe that our ability to expand the workforce in 2022 demonstrates that our compensation and benefit strategies are market competitive and support our business needs to attract and retain talent.
We continually monitor market activity and employee movement within and outside of the core life sciences industry to maintain competitiveness, given the dynamic business environment and labor market challenges we face.
Health and Safety
The health and safety of our employees is a primary importance. As such, we have established numerous employee health and safety protocols, including engineering and administrative controls, policies, procedures, processes, and training to minimize the potential for, and the severity of, work-related injuries and illnesses.
While COVID-19 continues to present challenges, we have minimized the impact on staff and operations through careful planning and consistent global implementation of precautionary measures. These measures include the continuation of additional cleaning and sanitization, social distancing, the use of protective equipment such as facemasks, face shields and respirators, the increased utilization of work from home, and leveraging video and communications technology.

Properties
As of March 31, 2023, we had 73 operating facilities located in 41 countries. Other than the facility located in Leeds, U.K., used by the clinical pharmacology business within our Clinical Service segment, which we own, we lease all of our facilities. Most of our facilities consist solely of office space. Our corporate headquarters and principal executive offices are at 8 Moore Drive, Durham, NC 27709. We also lease approximately 1,100,000 square feet of general office and pharmacology clinic space with lease expirations through 2030 with our most significant leases located in India, the U.S., Germany, Spain, and the U.K. We consider our facilities suitable and adequate for the purposes for which they are used and do not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities.
Intellectual Property
In the course of conducting our business, we have developed, and continue to develop and use proprietary software, systems, processes, databases and other intellectual property. We seek to protect our proprietary and confidential information and trade secrets through confidentiality agreements with employees, customers, and other third parties, as well as through administrative and technical safeguards. We rely on patent, copyright, and trademark laws, as may be appropriate and applicable, to protect our other intellectual property rights. For example, we have applied for and/or obtained and maintain registration in the U.S. and other countries for numerous trademarks, including Fortrea. We also enter into agreements with third-parties for the license and use of their intellectual property. We believe, however, that no single patent, technology, trademark, license, or other intellectual property asset, is material to the business as a whole.
Indemnification and Insurance
Our business exposes us to potential liability including, but not limited to, potential liability for (i) breach of contract or negligence claims by our customers, (ii) non-compliance with applicable laws and regulations and (iii) third-party claims in connection with our performance of drug development services (for example, patient claims for personal injury). In certain circumstances, we may also be liable for the acts or omissions of others, such as suppliers of goods or services.
We attempt to manage our potential liability to third-parties through contractual protection (such as indemnification and limitation of liability provisions) in our contracts with customers and others, and through insurance. The contractual indemnification provisions vary in scope and generally do not protect us against all potential liabilities, such as liability arising out of our gross negligence or willful misconduct. In addition, in the event that we seek to enforce such an indemnification provision, the indemnifying party may not have sufficient resources to fully satisfy its indemnification obligations or may otherwise not comply with its contractual obligations.
We generally require our customers and other counterparties to maintain adequate insurance, and we currently maintain errors, omissions and professional liability insurance coverage with limits we believe to be appropriate. This insurance generally provides coverage, subject to self-insured retentions, for vicarious liability due to the negligence of the providers who contract with us, as well as claims by our customers that a clinical trial was compromised due to an error or omission from us. The coverage provided by such insurance may not be adequate for all claims made and such claims may be contested by applicable insurance carriers.
Government Regulation
Regulation of Drugs and Biologics
The development, testing, manufacturing, labeling, storage, approval, promotion, marketing, distribution and post-approval monitoring and reporting of pharmaceutical, biological and medical device products are subject to rigorous regulation by numerous governmental authorities in the U.S. at the federal, state and local level, including the FDA, as well as those of other countries, such as the EMA in the European Union, the MHRA in the U.K., the NMPA in China and the PMDA in Japan. These regulations apply to our customers and are generally applicable to us when we are providing services to our customers, either as a result of their direct applicability, through a transfer of regulatory obligations from our customers, or as a consequence of acting as local legal representative on behalf of our customers in a particular country or countries. Consequently, we must comply with all relevant laws and regulations in the conduct of our services.
The following discussion describes the role of the FDA in the clinical drug development process in the U.S. Clinical trials conducted outside the U.S. are subject to the laws and regulations of the country where the trials are conducted. These laws and regulations might not be similar to the laws and regulations administered by the FDA and other laws and regulations regarding the protections of patient safety and privacy and the control of study pharmaceuticals, medical devices or other materials. FDA laws and regulations may apply to clinical studies conducted outside the U.S. if, for example, such studies are conducted under an investigational new drug application (“IND”) or offered as support for an IND. However, some regions and countries do not allow for clinical trials to be conducted under foreign country legislation. Therefore, the FDA may waive certain requirements such as the institutional review board (“IRB”) requirements for a foreign institutional review board/independent ethics committee (“IRB/IEC”) that operates in accordance with GCP but may not meet all the IRB requirements contained in Title 21 Part 56 of the U.S. Code of Federal Regulations.
Prior to commencing human clinical trials in the U.S., a company developing a new drug must file an IND with the FDA. The IND must include information about preclinical tests, manufacturing and control data, and a study protocol for the proposed clinical trial of the drug in humans. If the FDA does not object in writing within 30 days after filing, the IND becomes effective and the clinical trial may begin. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development. Each clinical trial must be conducted in accordance with an effective IND. Similarly, the development of new medical devices in the U.S. requires an investigational device exemption application, unless exempt, prior to conducting human clinical trials. For therapeutic and diagnostic products that combine drugs, devices, and/or biological products, these are considered combination products. The FDA will make a determination based on the prior mode of action as to which FDA center will take the lead on the review. Nonetheless, due to the nature of combination products, there can still be differences in regulatory pathways for each component. These differences can impact regulatory processes for all aspects of product development and management, including preclinical tests, clinical studies, manufacturing and control data as well as adverse event reporting.
The study protocol must also be reviewed and approved by an IRB/IEC for each principal investigator’s site in which a study is proposed to be conducted and each IRB/IEC may impose additional requirements on the conduct of the study in its institution. IRB/IECs have the authority to review, approve and monitor clinical trials, and clinical trials are subject to oversight by IRB/IECs. The industry standard for the conduct of clinical trials is embodied in the FDA’s regulations for IRB/IECs, investigators and sponsor/monitors, which regulations collectively are termed GCP by industry, and the GCP guidelines issued by the International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use (“ICH”), which have been agreed upon by industry and regulatory representatives from the U.S., the European Union and Japan. GCP requirements address, among other things, IRBs, qualified investigators, informed consent, recordkeeping and reporting. In addition, certain services, such as manufacturing of investigational medicinal products for use in phase I clinical trials, must conform to cGMP. cGMP requirements provide for systems with proper design, monitoring and control of manufacturing processes to maintain the identity, strength, quality and purity of medicinal products. Regulatory authorities enforce GCP and cGMP requirements through periodic inspections, and violations of GCP or cGMP requirements could result in enforcement actions including the issuance of warning letters, civil penalties, product recalls, criminal prosecutions or debarment from involvement in the submission of New Drug Applications/Biologics License Applications (“NDAs” and “BLAs,” respectively). Our global standard operating procedures are written in accordance with all applicable FDA, EMA, MHRA, NMPA, PMDA, ICH, GCP, and cGMP requirements. This enables our work to be conducted locally, regionally and globally to standards that meet all currently applicable regulatory requirements. We must also maintain records and documentation in compliance with applicable regulatory requirements for each study for auditing by the customer and regulatory authorities.
In order to comply with GCP and other regulations, sponsors of clinical trials must, among other things:
•comply with specific requirements governing the selection of qualified investigators;
•obtain specific written commitments from the investigators;

•obtain IRB/IEC review and approval of the clinical trial;
•verify that appropriate patient informed consent is obtained before the patient participates in a clinical trial;
•ensure adverse drug reactions resulting from the administration of a drug or biologic during a clinical trial are medically evaluated and reported in a timely manner;
•monitor the validity and accuracy of data;
•maintain records regarding drug or biologic dispensing and disposition;
•instruct investigators and study staff to maintain records and reports; and
•permit appropriate governmental authorities access to data for review.
If a clinical trial is not conducted in accordance with regulatory requirements, the applicable regulatory agency may require that a clinical trial be modified, suspended or terminated, and we or our customers may be subject to a variety of sanctions. For example, violations could result, depending on the nature of the violation and the type of product involved, in the issuance of a warning or untitled letter, suspension or termination of a clinical study, refusal of the FDA to approve clinical trial or marketing applications or withdrawal of such applications, injunction, seizure of investigational products, civil penalties, criminal prosecutions, or debarment from assisting in the submission of NDAs. IRBs may also suspend or terminate research not conducted in accordance with IRB requirements or that has been associated with unexpected serious harm to participants.
After receiving IRB/IEC approval, clinical trials usually start on a small scale to assess safety and then expand to larger trials to test both efficacy and safety in the target population. The trials are generally conducted in three phases (phases I, II and III), which may overlap or be combined, although the FDA may require, or sponsors may voluntarily conduct, a fourth phase of clinical trials (phase IV) as a condition of approval or to obtain additional data on the product under investigation, respectively. After the successful completion of the first three clinical phases, a company requests approval for marketing its product by submitting an NDA for a drug or a BLA for a biologic product. NDAs/BLAs are comprehensive filings that include, among other things, the results of all preclinical and clinical studies, information about how the product will be manufactured, additional stability data and proposed labeling. The FDA’s review may last from several months to several years. Once the NDA/BLA is approved, the product may be marketed in the U.S., subject to any conditions imposed by the FDA as part of its approval. The FDA may require a Risk Evaluation and Mitigation Strategy (“REMS”). REMS may be required by the FDA for a product where serious safety concerns exist in order to help ensure the benefits of the product outweigh its risks. All marketed products require post-marketing safety surveillance.
Regulation of Personal Information
We hold personal and health information relating to individuals who sponsor, support and participate in clinical trials, the possession, retention, use and disclosure of which is highly regulated, both in the U.S. and in other jurisdictions to which we are subject.
In the U.S., we may obtain health information that is subject to the privacy and security requirements of HIPAA and other federal and state privacy and security laws, such as the California Consumer Privacy Act (“CCPA”) and the California Privacy Rights Act. Although we are not directly subject to HIPAA, we are still prohibited from knowingly obtaining, using or disclosing individually identifiable health information maintained by a HIPAA covered entity in a manner that is not authorized or permitted by HIPAA.
We are also subject to privacy and security laws of other countries. For example, in the European Economic Area we are subject to the EU General Data Protection Regulation, and in the U.K., we are subject to the U.K. data protection regime consisting primarily of the U.K. General Data Protection Regulation, or U.K. GDPR, and the U.K. Data Protection Act 2018. In addition, similar data protection regulations addressing access, use, disclosure and transfer of personal data have been enacted or updated in regions where we do business, including in Asia, Latin America, and Europe.

We have established processes and frameworks, including appropriate technical and organizational safeguards, to protect the personal and health information we create, collect and otherwise maintain. We are also subject to privacy and security obligations as part of our contractual commitments with our customers and affiliates. If we fail to perform our services in accordance with these processes, frameworks and contractual commitments, we could be subject to monetary fines, civil penalties or criminal sanctions as are described in “Risk Factors—Risks Relating to Regulatory and Compliance Matters—Failure to comply with privacy and security laws and regulations could result in fines, penalties and damage to our reputation with customers and have a material adverse effect upon our business.”
Anti-Corruption Laws and Regulations
We are subject to various U.S. and non-U.S. anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”) and the U.K. Bribery Act (the “Bribery Act”). Various worldwide anti-corruption laws such as the FCPA and the Bribery Act prohibit us and our officers, directors, employees and third parties acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA further requires us to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. The Bribery Act also prohibits “commercial” bribery and accepting bribes. We operate in some parts of the world where corruption may be common and where anti-corruption laws may conflict to some degree with local customs and practices. We maintain an anti-corruption program including policies, procedures, training and safeguards in the engagement and management of third parties acting on our behalf. Despite these safeguards, we cannot guarantee protection from corrupt acts committed by employees or third parties associated with our Company.
Our global business operations also must be conducted in compliance with applicable export controls and economic sanctions laws and regulations, including those administered by the U.S. Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, the European Union, His Majesty’s Treasury and other relevant sanctions authorities.
Violations of these anti-corruption laws or export controls and economic sanctions laws and regulations, or even allegations of such violations, could disrupt our business and result in a material adverse effect on our reputation, business, results of operations, financial condition and/or cash flows. For example, violations may result in criminal or civil penalties, disgorgement of profits, related stockholder lawsuits and other remedial measures, and companies that violate these laws can be debarred by the U.S. government and lose U.S. export privileges. In addition, U.S. or other governments might seek to hold us liable for successor liability for FCPA violations or violations of other anti-corruption laws committed by companies that we acquire or in which we invest, or by or on behalf of persons working for or representing our Company. Future changes in anti-corruption, export control or economic sanctions laws, regulations or enforcement could also result in increased compliance requirements and related costs which could have a material adverse effect on our business, results of operations, financial condition and/or cash flows.
Environment, Health, and Safety
We are subject to licensing and requirements under laws and regulations relating to the protection of the environment, and employee health and safety. These laws and regulations include the safe handling, use, transportation and disposal of potentially infectious and hazardous materials; the assessment of potential work-related risks and establishment of work practice and engineering controls, and providing protective clothing and equipment, training, and medical surveillance; designed to minimize risk to employee health and safety and the environment.
We are committed to reducing our carbon footprint. We plan to conduct environmental sustainability impact assessments and participate in environmental sustainability rating processes. We are seeking to implement energy-saving measures within our operations in the future. Funding for these and similar projects are expected to continue in 2023.
We seek to comply with all relevant environment, employee health and safety laws and regulations. Failure to comply could subject us to various administrative and/or other enforcement actions.

Controlled Substances
We handle controlled substances as part of the services we provide in preclinical testing and clinical trials. The use of controlled substances in testing for drugs of abuse is regulated by the U.S. Drug Enforcement Administration. We seek to conduct our business in compliance with these regulations as applicable. Violations of these rules may result in criminal and civil fines and penalties.
Legal Proceedings
We are involved from time to time in various claims and legal actions, including investigations, disputes, litigation, and regulatory matters, arising in the ordinary course of business. Some of these actions involve claims that are substantial in amount. These matters may be threatened or commenced by various parties, including customers, current or former employees, vendors, study participants, government agencies, or others, and include, but are not limited to, commercial and contract disputes, intellectual property disputes, professional liability claims, employee-related matters, and inquiries, including subpoenas and other civil investigative demands. In accordance with FASB Accounting Standards Codification Topic 450 “Contingencies,” we establish reserves for claims and legal actions when those matters present loss contingencies that are both probable and estimable. When loss contingencies are not both probable and estimable, we do not establish reserves.
We believe that we are in compliance in all material respects with all statutes, regulations, and other requirements applicable to our clinical development services. The clinical development industry is, however, subject to extensive regulation, and the courts have not interpreted many of the applicable statutes and regulations. Therefore, the applicable statutes and regulations could be interpreted or applied by a prosecutorial, regulatory, or judicial authority in a manner that would adversely affect us. Potential sanctions for violation of these statutes and regulations include significant civil and criminal penalties, fines, the loss of various licenses, certificates and authorizations, and additional liabilities from third-party claims.
Based on currently available information, we do not expect that any pending or threatened claim or legal action, either individually or in the aggregate, will have a material adverse effect on the business, our financial condition, results of operations, and/or our cash flows.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
We anticipate that Fortrea’s board of directors will adopt a written related person transactions policy under which related persons, namely our executives, directors, and principal stockholders, and each of their immediate family members, are not permitted to enter into certain transactions, or materially modify or amend an ongoing transaction, with Fortrea in an amount exceeding $120,000, without the consent of our Audit Committee or a designated member of the Audit Committee. Any request for us to enter into or materially modify or amend such transactions would be required to be presented to our Audit Committee for review, consideration, and approval. All of our directors and executive officers would be required to report to our Audit Committee any such related person transaction. In approving or rejecting the proposed transaction, our Audit Committee will take into account, among other factors it deems appropriate, whether the proposed related person transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the related person’s interest in the transaction, and, if applicable, the impact on a director’s independence. Under the policy, if we should discover related person transactions that have not been approved, our Audit Committee will be notified and will determine the appropriate action, including ratification, rescission, or amendment of the transaction.
Based on the Company’s review of its transactions, there have been no transactions or proposed transactions considered to be related party transactions since January 1, 2020.

RELATIONSHIP WITH LABCORP AFTER THE SPINOFF
Historical Relationship with Labcorp
We are currently a direct wholly owned subsidiary of Labcorp. We were incorporated in Delaware on January 31, 2023. In conjunction with the spinoff, Labcorp will complete the internal restructuring, which will result in Fortrea becoming the parent company of the Labcorp operations comprising, and the entities that will conduct, the Clinical Development and Commercialization Services business. As a result of the historical relationship between us and Labcorp, in the ordinary course of our business, we and our subsidiaries have received various services provided by Labcorp and some of its other subsidiaries, including tax, treasury and cash management, procurement, IT, general accounting and finance, payroll and human resources, environmental, health and safety, legal, communications, real estate and facilities, insurance and indemnity arrangements, and other general and administrative stewardship. Our audited combined financial statements include allocations by Labcorp of a portion of its overhead costs related to those services. These cost allocations have been determined on a basis that we and Labcorp consider to provide a reasonable reflection of the use of those services.
Labcorp's Distribution of Our Shares
Labcorp will be our sole stockholder until completion of the spinoff. In the spinoff, Labcorp is distributing its entire equity interest in us to its stockholders pro rata, as described in more detail in the section entitled “The Spinoff.” The spinoff will be subject to a number of conditions, some of which are more fully described above under “The Spinoff—Spinoff Conditions and Termination.”
Agreements Between Labcorp and Us
In the discussion that immediately follows, we have summarized the terms of material agreements that we intend to enter into with Labcorp in connection with the spinoff and to govern our ongoing relationship with Labcorp following the spinoff. The summaries of these agreements are not complete and are qualified by reference to the terms of the agreements, the forms of which will be included as exhibits to the registration statement on Form 10, of which this information statement is a part. We encourage you to read the full text of those agreements. The terms of those agreements have not yet been finalized; changes, some of which may be material, may be made prior to the spinoff.
We and Labcorp will enter into additional agreements governing our ongoing relationship, including a Patient and Site Data Agreement; Patient Recruitment and Engagement Agreement; End-to-End Offerings Agreement and Clinical Development and Laboratory Services Agreement, each of which is summarized below. With the exception of the Clinical Development and Laboratory Services Agreement, these agreements are not viewed as material.
Separation and Distribution Agreement
The separation and distribution agreement will contain the key provisions relating to the spinoff, including provisions relating to the principal intercompany transactions required to effect the spinoff, the conditions to the spinoff and provisions governing the relationships between Labcorp and us after the spinoff.
Transfer of Assets and Assumption of Liabilities. The separation and distribution agreement will provide for those transfers of assets and assumptions of liabilities that are necessary in advance of our separation from Labcorp so that each of Fortrea and Labcorp retains the assets necessary to operate its respective business and retains or assumes the liabilities allocated to it in accordance with the internal restructuring.
Representations and Warranties. In general, neither Labcorp nor we will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with these transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents. Except as expressly set forth in the separation and distribution agreement, all assets will be transferred on an “as is,” “where is” basis.

The Distribution. The separation and distribution agreement will govern Labcorp's and our respective rights and obligations regarding the proposed distribution. Prior to the distribution, Labcorp will deliver all of our issued and outstanding shares of common stock to the distribution agent. On the distribution date, Labcorp will instruct the distribution agent to electronically deliver shares of our common stock to Labcorp's stockholders pro rata, based on the distribution ratio. The Labcorp board of directors will have the sole and absolute discretion to determine the terms of, and whether to proceed with, the distribution.
Conditions. The separation and distribution agreement will also provide that several conditions must be satisfied or waived by Labcorp, at the direction of its board of directors in its sole and absolute discretion, before the distribution can occur. For further information about these conditions, see “The Spinoff—Spinoff Conditions and Termination.” The Labcorp board of directors may, in its sole and absolute discretion, determine the record date, the distribution date, and the terms of the spinoff and may at any time prior to the completion of the spinoff decide to abandon or modify the spinoff.
Termination. Labcorp, at the direction of its board of directors in its sole and absolute discretion, may terminate the separation and distribution agreement at any time prior to the distribution.
Release of Claims. Labcorp and we will each agree to release the other and its affiliates, successors, and assigns, and all persons that prior to the distribution have been the other's stockholders, directors, officers, members, agents, and employees, and their respective heirs, executors, administrators, successors, and assigns, from any claims against any of them that arise out of or relate to acts or events occurring or failing to occur or any conditions existing at or prior to the time of the distribution. These releases will be subject to exceptions set forth in the separation and distribution agreement.
Indemnification. Labcorp and we will each agree to indemnify the other and each of the other's affiliates and their respective past and present directors, officers, and employees, and each of their successors and assigns, against certain liabilities incurred in connection with the spinoff and our and Labcorp's respective businesses. Neither Labcorp's nor our indemnification obligations are subject to any cap. The amount of either Labcorp's or our indemnification obligations will be reduced by any insurance proceeds the party being indemnified receives. The separation and distribution agreement will also specify procedures regarding claims subject to indemnification.
Tax Matters Agreement
In connection with the spinoff (together with certain related transactions), we and Labcorp will enter into a tax matters agreement that will govern the parties’ respective rights, responsibilities, and obligations with respect to taxes, including taxes arising in the ordinary course of business, and taxes, if any, incurred as a result of any failure of the spinoff (or certain related transactions) to qualify as tax-free for U.S. federal income tax purposes. The tax matters agreement will also set forth the respective obligations of the parties with respect to the filing of tax returns, the administration of tax contests, and assistance and cooperation on tax matters.
In general, the tax matters agreement will govern the rights and obligations that we and Labcorp have after the spinoff with respect to taxes for both pre- and post-closing periods. Under the tax matters agreement, Labcorp generally will be responsible for all of our pre-closing income taxes that are reported on combined tax returns with Labcorp or any of its affiliates. We generally will be responsible for all other income taxes and all non-income taxes primarily related to the CDCS business that are due and payable after the spinoff.
The tax matters agreement will further provide that:
•Without duplication of our indemnification obligations described in the prior paragraph, we will generally indemnify Labcorp against (i) taxes arising in the ordinary course of business for which we are responsible (as described above) and (ii) any liability or damage resulting from a breach by us or any of our affiliates of a covenant or representation made in the tax matters agreement; and
•Labcorp will indemnify us against taxes for which Labcorp is responsible under the tax matters agreement (as described above).

In addition to the indemnification obligations described above, the indemnifying party will generally be required to indemnify the indemnified party against any interest, penalties, additions to tax, losses, assessments, settlements, or judgments arising out of or incident to the event giving rise to the indemnification obligation, along with costs incurred in any related contest or proceeding. Indemnification obligations of the parties under the tax matters agreement are not subject to any cap.
Further, the tax matters agreement generally will prohibit us and our affiliates from taking certain actions that could cause the spinoff and certain related transactions to fail to qualify for their intended tax treatment, including:
•during the two-year period following the distribution date (or otherwise pursuant to a “plan” within the meaning of Section 355(e) of the Code), we may be prevented from allowing or permitting certain business combinations or transactions to occur;
•during the two-year period following the distribution date (or otherwise pursuant to a “plan” within the meaning of Section 355(e) of the Code), we may not sell or otherwise issue our common stock, other than pursuant to issuances that satisfy certain regulatory safe harbors set forth in Treasury regulations;
•during the two-year period following the distribution date (or otherwise pursuant to a “plan” within the meaning of Section 355(e) of the Code), we may not redeem or otherwise acquire any of our common stock, other than pursuant to certain open-market repurchases of less than 20% of our common stock (in the aggregate);
•during the two-year period following the distribution date (or otherwise pursuant to a “plan” within the meaning of Section 355(e) of the Code), we may not amend our Amended and Restated Certificate of Incorporation (or other organizational documents) or take any other action, whether through a stockholder vote or otherwise, affecting the voting rights of our common stock; and
•more generally, we may not take any action that could reasonably be expected to cause the spinoff and certain related transactions to fail to qualify as tax-free transactions under Section 368(a)(1)(D) and Section 355 of the Code, or to cause the spinoff to fail to qualify as a tax-free distribution under Section 355 of the Code.
In the event that the spinoff and certain related transactions fail to qualify for their intended tax treatment, in whole or in part, and Labcorp is subject to tax as a result of such failure, the tax matters agreement will determine whether Labcorp must be indemnified for any such tax by us. As a general matter, under the terms of the tax matters agreement, we are required to indemnify Labcorp for any tax-related losses in connection with the spinoff due to any action by us or any of our subsidiaries following the spinoff. Therefore, in the event that the spinoff and/or related transactions fail to qualify for their intended tax treatment due to any action by us or any of our subsidiaries, we will generally be required to indemnify Labcorp for the resulting taxes.
Employee Matters Agreement
In connection with the distribution and spinoff, we expect to enter into an employee matters agreement with Labcorp that will govern the respective rights, responsibilities, and obligations of us and Labcorp after the spinoff with respect to transferred employees, collective bargaining agreements, incentive plans, group health and welfare plans, defined contribution plans, equity-based awards, and other employment, compensation, and benefit-related matters.
Liabilities. In general, Labcorp will be responsible for all employment, compensation, and employee benefit liabilities relating to employees of Labcorp and former employees of Labcorp and for all liabilities relating to Labcorp's benefit plans, and Fortrea will be responsible for all employment, compensation, and employee benefit liabilities relating to employees of Fortrea and former employees of the Fortrea business and for all liabilities relating to Fortrea's benefit plans, subject to certain exceptions further described in the employee matters agreement.
Employee Benefits. In general, our employees currently participate in various group health and welfare, retirement, and other employee benefit and compensation plans maintained by Labcorp. Details relating to the benefit plans in which Fortrea employees and former employees of the Fortrea business will participate after the spinoff are still being discussed between us and Labcorp. However, other than as otherwise provided in the transition services agreement, we expect that Fortrea will establish its own group health and welfare plans and retirement plans.
Equity Compensation. In general, it is currently anticipated that each outstanding Labcorp award held by a Fortrea employee as of the spinoff will be adjusted or converted into an award with respect to Fortrea common stock. Each outstanding Labcorp equity award held by employees remaining with Labcorp will also be adjusted but will continue to relate to Labcorp common stock. In each case, the award will be equitably adjusted or converted in a manner intended to preserve the aggregate intrinsic value of the original Labcorp equity award and, other than regarding performance share awards, the terms of the equity awards, such as vesting dates, will generally remain substantially the same. Outstanding Labcorp performance share awards held immediately prior to the spinoff by any employee of Fortrea will be treated as follows: (a) performance share awards for the 2021 to 2023 performance period will be converted into time-based restricted stock units denominated in shares of our common stock based on achievement of performance goals as determined by the Labcorp Compensation Committee immediately prior to the spinoff; (b) performance share awards for the 2022 to 2024 performance period will be converted into awards denominated in shares of our common stock, with 50% of the target number being converted into time-based restricted stock units based on achievement of performance goals as determined by the Labcorp Compensation Committee immediately prior to the spinoff and the remaining 50% of the target number being converted into performance shares of Fortrea subject to the achievement of performance criteria established by the Labcorp Compensation Committee, and subject to further review and modification by Fortrea in its discretion; and (c) performance share awards for the 2023 to 2025 performance period shall be converted into performance shares of Fortrea subject to the achievement of performance criteria established by the Labcorp Compensation Committee, and subject to further review and modification by Fortrea in its discretion.
Transition Services Agreement
We and Labcorp will enter into a transition services agreement under which Labcorp will provide and/or make available various administrative services and assets to us and under which we will provide and/or make available various administrative services and assets to Labcorp. The services and assets to be provided to us by Labcorp primarily include:
•hosting and support for IT, network, security, and applications;
•accounting and finance;
•operations, marketing and procurement;
•human resources, payroll and benefits;
•treasury;
•insurance accounting and claims processing;
•facilities, environmental health and safety;
•tax matters; and
•administrative services.
The services and assets to be provided to Labcorp by us primarily include:
•accounting and finance;
•human resources, payroll and benefits;
•operations;

•facilities, environmental health and safety;
•quality controls, including supplier management and regulatory intelligence;
•IT;
•global vendor management; and
•country specific legal and compliance matters.
In consideration for such services, the service recipient will pay fees to the service provider, and those fees will be based on direct and indirect costs associated with rendering those services, at no less than cost.
The term of the transition services agreement will not exceed 24 months beginning on the distribution date (inclusive of any extension period for any transition services).
The personnel performing services under the transition services agreement will be employees and/or independent contractors of the service provider or its subsidiaries and will not be under the service recipient’s direction or control.
The transition services agreement will also contain customary mutual indemnification provisions, which, except for liabilities arising out of or related to the gross negligence, willful misconduct or bad faith of the Service Provider (as defined therein) are capped at fees paid.
With respect to certain services, the transition services agreement may be partially terminated with 60 days written notice provided certain other requirements are met. The transition services agreement may be fully terminated by either party in the event of insolvency or unremedied material default.
Lease Agreements
At five locations, we and Labcorp currently share space at a property leased from a third party. In connection with the spinoff, we and Labcorp will enter into an agreement for each property to lease a portion of the space to one another for the remaining term of the lease on market-based terms. Additionally, we and Labcorp will enter into an agreement under which we will lease a purpose-built clinical facility from Labcorp on market-based terms. At each of the identified properties, we and Labcorp will occupy separate floors, buildings and/or spaces as appropriate.
Other Arrangements
Patient and Site Data Agreement. We and Labcorp have entered into an agreement that certain patient data and site performance data gathered by Labcorp will be made available to us on both a continual basis and/or on single transactional instances. Using Labcorp’s de-identified patient data sets, we currently utilize querying mechanisms for performing individual data queries that enables us to evaluate a series of clinical solutions and make more informed decisions on how and where to select testing sites. Labcorp will continue to provide us access to the Labcorp-specific data querying mechanisms for an initial two-year period at a price not less than cost. The patient and site data agreement may be terminated (i) by either party (a) upon 30 days prior written notice of an uncured material breach or (b) immediately upon written notice of the insolvency of the other party; (ii) by mutual agreement, memorialized in writing, of the parties at any time; and (iii) by Labcorp upon 30 days prior written notice of a change in control of us. Depending on the method of termination, Labcorp will be entitled to certain termination payments.
Patient Recruitment and Engagement Agreement. We and Labcorp have entered into an agreement with respect to the use of Labcorp’s tools and services that enable patient recruitment outreach. We currently leverage such tools and services to enable our patient outreach and recruitment solutions for pharmaceutical customers. Under this agreement, Labcorp will continue to provide us access to the recruitment tools at a price not less than cost. The patient recruitment and engagement agreement may be terminated (i) by either party (a) upon 30 days prior written notice of an uncured material breach or (b) immediately upon written notice of the insolvency of the other party; and (ii) by Labcorp immediately upon written notice if, in its reasonable discretion, it believes the performance of services would constitute a potential or actual violation of applicable law or scientific/ethical standards of integrity. We may terminate any services or work orders upon (a) 60 days prior written notice or (b) 30 days prior written notice if applicable service agreement between us and the customer is terminated. Depending on the method of termination, Labcorp will be entitled to certain termination payments.
End-to-End Offerings Agreement. We and Labcorp have entered into a two-year strategic agreement to develop opportunities where a joint offering of services would be presented to pharmaceutical customers and where the opportunities would benefit both Labcorp and us. Pharmaceutical customers are often looking for partners that enable them to navigate through the complete molecule / drug development timeline, and Labcorp currently has enabled a series of services that provides this capability. Offerings developed under this agreement will be done on a study-by-study basis and will be commercially non-exclusive and at an arm’s length price. The end-to-end offerings agreement may be terminated (i) by either party (a) upon 30 days prior written notice of an uncured material breach or (b) immediately upon written notice of the insolvency of the other party; and (ii) by Labcorp immediately upon written notice if, in its reasonable discretion, it believes the performance of services would constitute a potential or actual violation of applicable law or scientific/ethical standards of integrity. We may terminate any services or work orders (a) upon 60 days prior written notice, (b) upon 30 days prior written notice if the applicable service agreement between us and the customer is terminated or (c) immediately upon written notice if there is reasonably compelling scientific evidence that patient safety is at risk, data integrity is compromised, and/or there is reasonable belief that applicable law would be violated. Depending on the method of termination, we or Labcorp may be entitled to certain termination payments
Clinical Development and Laboratory Services Agreement. Currently, a common integrated service offering for a clinical trial is for us to provide specific CRO related services to the customer while Labcorp provides any related drug development testing that is required to complete the clinical trial. At the time of the spinoff, there will be various customer agreements for these integrated service offerings that were previously negotiated and/or executed prior to the spinoff. In those cases, the existing pricing and contractual terms will remain intact.
Following the spinoff, for a period that will not exceed two years, we and Labcorp have entered into an agreement requiring that, in the case that the third-party customer requires clinical laboratory services as part of a clinical trial, we will continue to propose Labcorp as the default provider for the services that Labcorp can conduct. In exchange for the business referral, Labcorp will continue to offer a competitive and meaningful discount over the list prices of all in-house lab testing (which is then passed on to the customer). Under certain defined circumstances, we will not be required to select Labcorp as a vendor. Although this agreement will only have a two-year term, in order to avoid any business disruptions, work orders contracted under this arrangement will continue to be performed in accordance with their terms following the expiration of the two-year period. At the conclusion of the two-year period, we and Labcorp may negotiate an arm’s length arrangement for the continued provision of services to us by Labcorp. This agreement is consistent with current practice and will enable our customers to benefit from the testing spectrum and service capabilities of Labcorp and will support us during the initial transition period. The clinical development and laboratory services agreement may be terminated (i) by either party (a) upon 30 days prior written notice of an uncured material breach or (b) immediately upon written notice of the insolvency of the other party; and (ii) by Labcorp immediately upon written notice if, in its reasonable discretion, it believes the performance of services would constitute a potential or actual violation of applicable law or scientific/ethical standards of integrity. We may terminate any services or work orders (a) upon 60 days prior written notice, (b) upon 30 days prior written notice if the applicable service agreement between us and the customer is terminated or (c) immediately upon written notice if there is reasonably compelling scientific evidence that patient safety is at risk, data integrity is compromised, and/or there is reasonable belief that applicable law would be violated. Depending on the method of termination, Labcorp will be entitled to certain termination payments.

MANAGEMENT
Our Board of Directors
The following table and biographies present information, as of the date of this filing, concerning the individuals whom we expect to serve on our board of directors in connection with the spinoff, including their respective business experience. The following also includes information about all public company directorships each individual currently holds or held during the past five years, which committees they are expected to serve on and which class each director is expected to serve in.

Name	Age	Class	Board Committees	Independent	Other Public Company Boards
Thomas Pike	63	III	—	No	1
R. Andrew Eckert	61	III	Comp.* & Nom.	Yes	1
Betty Larson	47	II	Nom. & Comp.	Yes	—
Peter Neupert	67	III	Nom.* & Audit	Yes	2
Edward Pesicka	56	I	Audit & Comp.	Yes	1
Dr. Amrit Ray	50	II	Audit & Nom.	Yes	1
David Smith	57	I	Audit* & Comp.	Yes	—
*Denotes Committee Chair
Comp.: Management Development and Compensation Committee
Nom.: Nominating, Corporate Governance and Compliance Committee
Class I Directors:
Edward Pesicka will be appointed to our board of directors in connection with the spinoff. Since March 2019, Mr. Pesicka has served as President and Chief Executive Officer, as well as on the board of directors, of Owens & Minor, Inc., a global healthcare solutions company. From January 2016 until March 2019, Mr. Pesicka was an independent consultant and advisor in the healthcare, life science and distribution industries. From January 2000 until April 2015, Mr. Pesicka served in various roles of increasing responsibility at Thermo Fisher Scientific Inc., an American supplier of scientific instrumentation, reagents and consumables and software services, including Chief Commercial Officer and Senior Vice President from January 2014 to April 2015. Prior to Thermo Fisher Scientific, Mr. Pesicka spent eight years with TRW, Inc., an aerospace company, in its finance department and three years with PricewaterhouseCoopers as an auditor. Since 2019, Mr. Pesicka has served as a director of Owens & Minor, Inc.
Director Qualifications: Mr. Pesicka was selected to serve on our board of directors because of his substantial experience and expertise in distribution, as well as the healthcare and life sciences industries. Mr. Pesicka will serve on our Audit Committee and our Management Development and Compensation Committee.
David Smith will be appointed to our board of directors in connection with the spinoff. Mr. Smith has served as Executive Vice President and Chief Financial Officer for Charles River Laboratories International, Inc., an American contract research organization supporting the global pharmaceutical industry, from August 2015 until his retirement in May 2022. Mr. Smith has also previously held multiple positions at Galapagos NV, a Belgian pharmaceutical research company, including Chief Executive Officer of their Galapagos Service Division and Chief Financial Officer, and, in addition, was the Chief Financial Officer at Cambridge University Hospitals in the United Kingdom.
Director Qualifications: Mr. Smith was selected to serve on our board of directors because of his extensive experience in finance. Mr. Smith will serve as chair of our Audit Committee and will also serve on our Management Development and Compensation Committee.

Class II Directors:
Dr. Amrit Ray will be appointed to our board of directors in connection with the spinoff. Dr. Ray is a Biopharmaceutical R&D Executive and advisor to life sciences companies. From March 2022 until December 2022, Dr. Ray served as Chief Patient Officer at Biohaven Pharmaceuticals, a biopharmaceutical company. From February 2021 until March 2022, he served as Senior Advisor to Bain Capital Life Sciences, an investment company. From 2017 until January 2021, Dr. Ray served as Global President, Head of R&D and Medical for the Essential Health and later Upjohn divisions at Pfizer, a biopharmaceutical company. Previously, Dr. Ray held Chief Medical Officer and other executive leadership roles at Johnson & Johnson, a healthcare company. Since 2022, Dr. Ray has served as a director of Ultragenyx Pharmaceutical Inc., a biopharmaceutical company.
Director Qualifications: Dr. Ray was selected to serve on our board of directors because of his extensive experience in the life sciences industry and his expertise in research and development. Dr. Ray will serve on our Audit Committee and our Nominating, Corporate Governance and Compliance Committee.
Betty Larson will be appointed to our board of directors in connection with the spinoff. Since 2023, Ms. Larson has served as Chief People Officer of GE HealthCare Technologies Inc., a medical technology, pharmaceutical diagnostics and digital solutions company. From March 2022 until January 2023, Ms. Larson served as the Chief People Officer of GE’s Healthcare business. From 2017 until 2022, Ms. Larson served as Executive Vice President and Chief Human Resources Officer at Becton, Dickinson and Company, a global medical technology company. Prior to that role, Larson served as Chief Human Resources Officer for C. R. Bard, Inc., a leading medical technology company in the fields of vascular, urology and surgical specialty products. She started her career at Baxter International, an American multinational healthcare company, where she held a variety of leadership roles during her 16-year tenure.
Director Qualifications: Ms. Larson was selected to serve on our board of directors because of her extensive experience in the healthcare industry. Ms. Larson will serve on our Nominating, Corporate Governance and Compliance Committee and our Management Development and Compensation Committee.
Class III Directors:
Thomas Pike will serve as our Chief Executive Officer and Chairman of our board of directors. Mr. Pike has more than 30 years of industry experience. Mr. Pike joined Labcorp in January 2023 as president and chief executive officer of its Drug Development, Clinical Development and Commercialization Services business unit. Prior to joining Labcorp, he co-founded, advised and served as a director for several healthcare and technology services companies, including companies with a focus on patients and clinical research sites from 2017 to 2023. Prior to that, Mr. Pike served as CEO and board member of Quintiles Transnational Holdings, Inc. (“Quintiles”), a leading fully integrated biopharmaceutical services company offering clinical, commercial and consulting solutions worldwide. Under Mr. Pike’s leadership, Quintiles was named one of the world’s Most Ethical Companies and Most Admired Companies by Fortune magazine. During his tenure, he also led the launch of Q2 Solutions, a clinical trial laboratory services organization, in a joint-venture transaction. Mr. Pike led Quintiles through a successful IPO, helping it grow into a Fortune 500 company with 36,000 employees worldwide. Mr. Pike retired as vice chairman of the merged Quintiles and IMS. Prior to Quintiles, Mr. Pike had a distinguished career at Accenture in executive roles, including Chief Risk Officer and Managing Director of the North America Health and Products business areas. Prior to that, he was the global Chief Operating Officer for Accenture’s Resources operating group, and he also served as Accenture’s Chief Strategy Officer and a member of the executive leadership team for Accenture’s IPO in July 2001. Earlier, he was at McKinsey & Company and, since 2019, serves on the board of Martin Marietta Materials, Inc. Mr. Pike earned his Bachelor of Science in accounting from the University of Delaware.
Director Qualifications: Mr. Pike brings to the board of directors more than 15 years of C-suite experience; broad strategic and financial experience; extensive experience in mergers and acquisitions, integration, and strategic development and analysis; significant business and operating experience in a public company; and valuable knowledge of financial system management, public company accounting, disclosure requirements and financial markets.

Peter M. Neupert will be appointed to our board of directors in connection with the spinoff. Mr. Neupert served as an Operating Partner at Health Evolution Partners, a private equity fund, from February 2012 to July 2014. Prior to joining Health Evolution Partners, Mr. Neupert served as Corporate Vice President, Health Solutions Group at Microsoft from August 2005 to January 2012, and as the Chief Executive Officer and Chairman of the board of directors of Drugstore.com, which he joined in July 1998. Since 2013, Mr. Neupert has served as a director of Labcorp and as a director of Adaptive Biotechnologies Corporation. Mr. Neupert previously served as a member of the board of directors of NextGen Healthcare, Inc., a public software company, and several private companies. Mr. Neupert served as a member of the Board of Trustees of Fred Hutchinson Cancer Research Center from June 2007 to June 2020. Mr. Neupert holds an MBA from the Tuck School of Business at Dartmouth College and a BA in Philosophy from Colorado College.
Director Qualifications: Mr. Neupert was selected to serve on our board of directors because of his extensive knowledge and experience in the field of healthcare information technology and his experience as a director and executive officer of several public companies. Mr. Neupert will serve as chair of the Nominating, Corporate Governance and Compliance Committee and will also serve on our Audit Committee.
R. Andrew Eckert will be appointed to our board of directors in connection with the spinoff. Since December 2022, Mr. Eckert has served as a Senior Advisor to Permira, a global private equity firm. Mr. Eckert served as the Chief Executive Officer of Zelis Inc., a provider of healthcare cost management and payment solutions, from August 2020 until August 2021, and as the President and Chief Executive Officer of Acelity L.P., a global wound care company, from 2017 until October 2019. Since January 2016, Mr. Eckert has served as director of Becton, Dickinson and Company, a global medical technology company. In addition, Mr. Eckert’s prior board service includes Varian Medical Systems, Inc., a medical device and software company, from 2005 until 2021.
Director Qualifications: Mr. Eckert was selected to serve on our board of directors because of his extensive knowledge and experience in the field of healthcare information technology and his experience as a director and executive officer of several public companies. Mr. Eckert will serve as Lead Director, the chair of our Management Development and Compensation Committee and will also serve on our Nominating, Corporate Governance and Compliance Committee.
Staggered Board
Our Amended and Restated Certificate of Incorporation provides for a classified board of directors. Upon effectiveness of our Amended and Restated Certificate of Incorporation, the board of directors will initially be divided into three classes. We anticipate that the three classes will be comprised of the following:
•Class I: Mr. Pesicka and Mr. Smith
•Class II: Dr. Ray and Ms. Larson
•Class III: Mr. Pike, Mr. Neupert and Mr. Eckert
The directors first appointed to Class I will hold office for a term expiring at the annual meeting of stockholders to be held in 2024; the directors first appointed to Class II will hold office for a term expiring at the annual meeting of stockholders to be held in 2025; and the directors first appointed to Class III will hold office for a term expiring at the annual meeting of stockholders to be held in 2026, with the members of each class to hold office until their successors are elected and qualified. At the annual meeting of stockholders held in 2024, the Class I directors will be elected for a term of office to expire at the 2027 annual meeting of stockholders. At the 2025 annual meeting of stockholders, the Class II directors will be elected for a term of office to expire at the 2028 annual meeting of stockholders. At the 2026 annual meeting of stockholders, the Class III directors will be elected for a term of office to expire at the 2028 annual meeting of stockholders. At the 2027 annual meeting of stockholders, the Class I directors will be elected for a term of office to expire at the 2028 annual meeting of stockholders. Commencing at the 2028 annual meeting of stockholders and at all subsequent annual meetings of stockholders, the board of directors will no longer be classified under Section 141(d) of the Delaware General Corporation Law (“DGCL”), and all directors will be elected for a term of office to expire at the next succeeding annual meeting of stockholders.

Our Executive Officers
The following table and biographies present information, as of the date of this filing, concerning the individuals we expect to serve as our executive officers in connection with the spinoff, including their respective business experience.

Name	Age	Position
Thomas Pike	63	Chief Executive Officer
Jill McConnell	49	Chief Financial Officer
Mark Morais	47	Chief Operating Officer and President, Clinical Services
Thomas Pike, see “—Our Board of Directors” for information regarding Mr. Pike.
Jill McConnell has been the Chief Financial Officer of the Labcorp Drug Development Segment since 2018 and will be appointed as our Chief Financial Officer in connection with the spinoff. In the approximately 20 years prior to 2018, Ms. McConnell served in a variety of finance roles of increasing responsibility at GSK, a British multinational pharmaceutical and biotechnology company, including Senior Vice President and Chief Financial Officer of its ViiV Healthcare division and Vice President and Head of Finance of its US Pharmaceuticals division, among others. Ms. McConnell received a BA degree from Gettysburg College, and an MBA, Health & Medical Services from Saint Joseph’s University.
Mark Morais has been President of Clinical Services and Commercial Solutions, within the Labcorp Drug Development Segment, since September 2020 and Chief Operating Officer and President of Labcorp Clinical Development, since October 2022. Mr. Morais will be appointed as our Chief Operating Officer and President, Clinical Services, in connection with the spinoff. Prior to September 2020, Mr. Morais served as Senior Vice President Strategic Deal Development, Enterprise Client Solutions and Alliance Management at Covance, Labcorp’s drug development company, from May 2018 to September 2020 and from December 2016 to May 2018 he served as Covance’s Vice President of Strategic Deal Development and Pricing. Prior to Covance, Mr. Morais also served at QuintilesIMS, a leading global provider of information, innovative technology solutions and contract research services, from April 2001 to January 2017. Mr. Morais received his BS degree from North Carolina State University.
Director Independence
NASDAQ rules require that our board of directors have a majority of independent directors. The board of directors has established guidelines for determining director independence that are consistent with the current listing standards of NASDAQ (the “Listing Standards”). On the day immediately prior to the distribution date, we expect that our board of directors will be comprised of seven directors. We expect that all directors except Thomas Pike will meet the independence requirements set forth in the Listing Standards on the day immediately prior to the distribution date. In addition, director affiliations and transactions are regularly reviewed to ensure that there are no conflicts or relationships that might impair a director’s independence from the Company, senior management, and our independent registered accounting firm, as defined in the Listing Standards.
In making the above determination, we expect our board of directors to consider Ms. Larson’s role as Chief People Officer at GE HealthCare Technologies Inc. (“GE Healthcare”), a customer, and Mr. Neupert’s role as an independent director of both Labcorp and us. We have provided GE Healthcare with various services in the ordinary course of business over the past five years, primarily in connection with medical devices. We and Labcorp have entered into a variety of agreements in connection with the spinoff, many of which govern our go-forward relationship, see “Relationship with Labcorp After the Spinoff.” We expect that Ms. Larson will recuse herself from voting as a member of our board of directors during the approval or disapproval of any transactions between GE Healthcare and us. We also expect that Mr. Neupert will recuse himself from voting as a member of either board of directors during the approval or disapproval of any transactions between Labcorp and us.

Board Leadership Structure
Our board of directors will be led by Chairperson Mr. Pike. In addition, Mr. Eckert will be appointed as Lead Independent Director as of the day immediately before the distribution date.
The Chairperson will be expected to oversee the planning of the annual board of directors’ calendar and, in consultation with the other directors, will schedule and set the agenda for meetings of the board of directors and lead the discussions at such meetings. In addition, the Chairperson will be expected to provide guidance and oversight to other members of management, help with the formulation and implementation of our strategic plans and act as the board of directors’ liaison to the rest of management. In this capacity, the Chairman will be expected to be actively engaged on significant matters affecting us. The Chairperson will also be expected to lead our annual meetings of shareholders and perform such other functions and responsibilities as requested by the board of directors from time to time.
The Lead Independent Director is expected to be responsible for coordinating the activities of the independent directors and shall perform such other duties and responsibilities as the board of directors may determine, including: presiding at executive sessions of the board of directors; reporting the results of the executive sessions to the Chairperson; providing feedback from executive sessions to the Chairperson; serving as a liaison between the Chairperson and the other directors; advising the Chairperson with respect to the schedule, agenda and information for board of director meetings; advising the Chairperson with respect to consultants who report directly to the board of directors; and being available, as appropriate, to communicate with the Company’s shareholders.
In addition, the Company plans on adopting Corporate Governance Guidelines, in which the board of directors will be required to hold executive sessions without Company management and non-independent director participation no fewer than five times a year on the same day as the regularly scheduled board of directors meetings. These meetings shall be chaired by the Lead Independent Director.
Committees of the Board
As of the day immediately before the distribution date, the committees of our board of directors are expected to consist of an Audit Committee, a Nominating, Corporate Governance and Compliance Committee, and a Management Development and Compensation Committee. Each of these committees will be required to comply with the requirements of the SEC and NASDAQ. Our board of directors will adopt a written charter for each of these committees, which will be posted to our website prior to the distribution date.
Audit Committee
The Audit Committee will be responsible for overseeing reports of our financial results, audit reporting, internal controls, and adherence to our Code of Conduct and Ethics in compliance with applicable laws and regulations. Concurrent with that responsibility, as set out more fully in the Audit Committee charter, the Audit Committee will perform other functions, including:
•the selection, appointment, compensation and oversight of the work of any independent registered public accounting firm employed by the Company;
•reviewing the qualifications and independence of the Company’s independent registered public accounting firm;
•assisting the board of directors with oversight of the integrity of the financial statements of the Company;
•overseeing the Company’s compliance with legal and regulatory requirements as they impact the Company’s financial statements or reporting systems;
•overseeing the Company’s internal audit functions and internal controls, including approving a risk-based internal audit plan and approving the Internal Audit Charter on an annual basis;

•reviewing the system and controls over reporting that the Company has in place to ensure the accuracy of its key disclosures related to environmental, social, and governance matters;
•overseeing the Company’s management of financial risks, including with respect to risk assessment and risk management;
•reviewing all related party transactions in accordance with the Company’s Related Party Transactions Policy;
•producing an Audit Committee report as required by the SEC to be included in the Company’s annual proxy statement; and
•regularly reviewing the Company’s cybersecurity and other information technology risks, controls and procedures, including the potential impacts of such risks on the Company’s business, financial results, operations and reputation, and the Company’s plans to mitigate cybersecurity risks and to respond to data breaches, and regularly receiving reports from, and meeting with, the Chief Information Risk Officer and Chief Information and Technology Officer to review cybersecurity issues.
The Audit Committee will have at least three members and will consist entirely of independent directors, each of whom will meet the independence, experience and expertise requirements of the NASDAQ listing standards and our Audit Committee charter. Each member of the Audit Committee will be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement and cash flow. Upon completion of the spinoff, we expect our Audit Committee will consist of Mr. Smith, Mr. Pesicka, Dr. Ray and Mr. Neupert, with Mr. Smith serving as chair. The board of directors has determined that Mr. Smith, Mr. Pesicka, and Mr. Neupert are each an “audit committee financial expert” as defined under the rules and regulations of the SEC.
Nominating, Corporate Governance and Compliance Committee
The Nominating, Corporate Governance and Compliance Committee will be devoted primarily to (i) the continuing review, definition, and articulation of our governance structure and practices and (ii) assisting our board of directors in carrying out its oversight responsibility with respect to compliance issues and attendant risks. Concurrent with that responsibility, as set out more fully in the Nominating, Corporate Governance and Compliance Committee charter, the Nominating, Corporate Governance and Compliance Committee will perform other functions, including:
•identifying individuals qualified to become members of the board of directors, consistent with criteria approved by the board of directors and succession planning;
•evaluating and analyzing annually the independence and commitments of each member of the board of directors;
•recommending to the board of directors the director nominees for the annual meeting of shareholders and the director nominees for each committee;
•reviewing and evaluating any actual or potential conflicts of interest relating to any director that may affect a director’s continued service on the board of directors;
•reviewing and reassessing, on an annual basis, the adequacy of the corporate governance principles of the Company and recommending any proposed changes to the board of directors for approval;
•leading the board of directors in its annual self-assessment;
•overseeing management of risks relating to compliance matters, including compliance with applicable legal, regulatory, operational, environmental, and health and safety requirements as well as high ethical standards; and

•assisting the board of directors in its oversight of management’s efforts to adopt and implement policies and procedures that require us and our employees to act in compliance with high ethical and legal standards, and to be compliant with applicable operational, health, safety, environmental, quality, and regulatory requirements and best practices (see “Audit Committee” regarding financial control, audit, and accounting matters).
The Nominating, Corporate Governance and Compliance Committee will have at least two members. Upon completion of the spinoff, we expect that our Nominating, Corporate Governance and Compliance Committee will consist of Mr. Neupert, Ms. Larson, Mr. Eckert and Dr. Ray, with Mr. Neupert serving as chair.
Management Development and Compensation Committee
The Management Development and Compensation Committee will have responsibility for defining and articulating our overall executive compensation philosophy and key compensation policies, and administering and approving all elements of compensation for corporate officers. Concurrent with that responsibility, as set out more fully in the Management Development and Compensation Committee charter, the Management Development and Compensation Committee will perform other functions, including:
•reviewing the Company’s compensation and benefit policies, procedures and objectives, including any perquisites paid to the CEO and other executive officers and directors;
•performing an annual review of and making recommendations to the independent members of the board of directors regarding the goals and objectives for CEO compensation, evaluating, at least annually, the CEO’s performance in light of those goals and objectives, and reviewing the compensation paid to the CEO and other executive officers;
•reviewing and evaluating the compensation paid to the Company’s non-employee directors;
•reviewing the CEO’s annual report on management development and assisting the board of directors in overseeing management succession plans;
•monitoring the evolving executive compensation landscape and considering shareholder feedback;
•reviewing and overseeing the Company’s incentive compensation and equity plans;
•evaluating the Company’s pay practices in relation to the Company’s risk profile and compensation philosophy;
•approving and periodically assessing the effectiveness of any policies or plans related to the recoupment of incentive compensation, or “clawback” policies;
•overseeing the Company’s policies and strategies related to its culture and human capital management, including diversity, equity, and inclusion;
•producing a committee report as required by the SEC to be included in the Company’s annual proxy statement; and
•assisting the board of directors in overseeing development and corporate succession plans for the corporate senior leadership team.
The Management Development and Compensation Committee will have at least two members. Upon completion of the spinoff, we expect that our Management Development and Compensation Committee will consist of Mr. Eckert, Mr. Pesicka, Ms. Larson and Mr. Smith, with Mr. Eckert serving as chair.
Director Compensation
As part of the spinoff planning process, Labcorp engaged FW Cook to assist with developing a non-employee director compensation program for us which is intended to compensate the first year of director service. Following the first year, changes, if any, will be considered and approved by our board of directors and Management Development and Compensation Committee. In establishing such program, Labcorp and FW Cook analyzed the director compensation programs for Fortrea’s 16-company industry peer group (as described in more detail below under “Executive Compensation”) and companies in the general industry. As a result of such review, the initial director compensation program was approved for us, pursuant to which each director will receive compensation in the form of an annual cash retainer and an equity award. For 2023, the cash retainer will be $67,500 and the equity award will be in the form of Fortrea restricted stock units, which will be issued after the spinoff and are expected to have a grant-date value of $210,000 (which will be subject to, among other terms and conditions, a one-year vesting requirement). The Lead Independent Director will be entitled to receive an additional cash retainer of $40,000, and, after the establishment of our Audit Committee, Nominating, Corporate Governance and Compliance Committee, and Management Development and Compensation Committee, an additional cash retainer of $25,000 will be paid to the chair of the Audit Committee and an additional cash retainer of $20,000 will be paid to the chairs of each of the Nominating, Corporate Governance and Compliance Committee and Management Development and Compensation Committee. For 2024 and thereafter, non-employee members of our board of directors are expected to receive a cash retainer of $90,000 and an equity award in the form of Fortrea restricted stock units, with a grant-date value of $210,000 (which will be subject to, among other terms and conditions, a one year vesting requirement), and the Lead Independent Director and committee chairs will also receive the cash retainers described above.
Code of Conduct and Ethics
Prior to the distribution date, we will adopt a written Code of Conduct and Ethics (the “Code of Conduct”) applicable to all of our and our subsidiaries’ and affiliates’ directors, officers, and employees. The Code of Conduct sets forth policies and expectations on a number of topics, including but not limited to, conflicts of interest, confidentiality, compliance with laws (including insider trading laws), preservation and use of Company assets, and business ethics. The Code of Conduct is designed to:
•promote honest and ethical conduct;
•address compliance with applicable governmental laws, rules, and regulations;
•deter wrongdoing; and
•foster full, fair, accurate and timely disclosure of concerns or violations.
Compensation Committee Interlocks and Insider Participation
None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, a board) of any other entity that has an executive officer serving as a member of our Board.

EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
Overview
As discussed above, Fortrea is currently a subsidiary of Labcorp and not an independent public company, and the Management Development and Compensation Committee of our board of directors (the “Fortrea Compensation Committee”) has not yet been formed. This Compensation Discussion and Analysis describes the historical compensation practices of Labcorp and the design and objectives of Labcorp’s executive compensation programs in place prior to the separation. It also attempts to outline certain aspects of Fortrea’s anticipated compensation structure for its senior executive officers following the separation, including the material terms of any such compensation programs already determined and currently in place. While Fortrea has discussed its anticipated programs and policies with the Compensation and Human Capital Committee (the “Labcorp Compensation Committee”) of Labcorp’s board of directors (the “Labcorp Board”), they remain subject to the review and approval of the Fortrea Compensation Committee.
For purposes of this Compensation Discussion and Analysis, the following individuals are referred to as our “Named Executive Officers” or “NEOs” based on their status as individuals who would have been considered executive officers of the Clinical Development Business Unit during 2022:
•Thomas Pike, our Chief Executive Officer and Chairman;
•Jill McConnell, our Chief Financial Officer; and
•Mark Morais, our Chief Operating Officer and President, Clinical Services.
Mr. Pike began serving as the President and Chief Executive Officer of Labcorp’s Clinical Development Business Unit in January 2023 and is identified as an NEO because he is expected to serve as our Chief Executive Officer and Chairman. Ms. Jill McConnell is identified as an NEO because she is expected to serve as our Chief Financial Officer. Mr. Morais is identified as an NEO because he is expected to serve as our Chief Operating Officer and President, Clinical Services. The information provided for Ms. McConnell and Mr. Morais for 2022 reflects compensation earned at Labcorp based on their roles with Labcorp during 2022. Mr. Pike was not a Labcorp employee or Labcorp director during 2022, so the following discussion of Labcorp’s historical executive compensation programs does not apply to him. The discussion of current and future executive compensation programs and the philosophy and principles for NEO compensation does, however, apply to the compensation Ms. McConnell and Messrs. Pike and Morais are expected to receive from us following the separation. The Labcorp Compensation Committee reviewed and approved the compensation programs and policies, including incentive compensation plans and equity-based plans, applicable to our NEOs in 2022. As Ms. McConnell and Mr. Morais were not executive officers of Labcorp in 2022, their compensation was determined by Labcorp’s senior management consistent with Labcorp’s compensation philosophy but was not specifically reviewed or determined by the Labcorp Compensation Committee, except that their annual equity awards were approved by the Labcorp Compensation Committee in February 2022.
At the time of the separation, we expect that Fortrea will have executive compensation programs, policies, and practices for its executive officers that are similar to those of Labcorp. After the separation, the executive compensation programs, policies, and practices for our executive officers will be subject to the review and approval of the Fortrea Compensation Committee. We currently anticipate that, except as otherwise described in this Compensation Discussion and Analysis, annual and long-term compensation programs for our executive officers immediately following the spinoff will be substantially similar to the programs currently utilized by Labcorp for its executive officers. The Fortrea Compensation Committee will review these programs, and, it is expected, will make adjustments to support Fortrea’s strategies and to remain market competitive.

Compensation Program Objectives and Compensation Philosophy
Labcorp’s executive compensation program was designed to attract, motivate, and retain talented executives in a highly competitive environment, consistent with Labcorp’s executive compensation philosophy to pay for performance by rewarding the achievement of specific short-term and long-term financial, operational, and strategic goals. Labcorp believed its executive compensation program discourages unnecessary risk-taking and aligned the interests of Labcorp’s shareholders with the performance of Labcorp’s executives. The Labcorp Compensation Committee considered Labcorp’s financial and business performance, execution of Labcorp’s strategic plan, leadership, and operational performance in making compensation decisions. The Labcorp Compensation Committee believed that talent is the key to the daily operating and long-term success of Labcorp, and adopted a compensation program to support a pay for performance culture based on (i) attraction, retention, and motivation of top talent; (ii) pay differentiation based on individual, role, business unit, and total company level results; (iii) compensation packages that are market competitive; (iv) fair, equitable, and compliant pay practices that support internal equity; (v) motivating performance and rewarding results that lead to profitable growth over time; and (vi) support of shareholder interests and returns.
In support of this philosophy, Labcorp’s executives’ compensation structure was founded on the following core objectives, which we expect to be the core objectives of Fortrea’s compensation philosophy:
•Focused on performance-based and variable compensation. Performance-based compensation comprised a significant part of total compensation;
•Long-term performance oriented. Equity-based compensation comprised the largest part of total compensation and vests over a multi-year period to align the long-term interests of Labcorp executive officers and shareholders;
•Sensitive to performance variability. The size and the realizable values of incentive awards provided to Labcorp executive officers varied significantly with performance achievements;
•Compensation comparable to that provided by industry peers. Compensation opportunities for Labcorp executive officers were evaluated in general terms against those offered by companies that were in similar industries and were similar in size and scope of operations; and
•Designed to recognize varying levels of responsibility. Differences in executive compensation within Labcorp reflected varying levels of responsibility and/or performance.
Labcorp’s executive compensation program aligned compensation with performance using three key elements of compensation: (i) annual salary; (ii) annual cash incentive pay; and (iii) long-term incentive awards. Total target compensation for these three elements was set to be competitive in relation to the median market compensation, while continuing to emphasize the variable or at-risk portion of compensation when establishing the mix among these elements.
Labcorp sought to achieve outstanding performance for Labcorp shareholders through focusing Labcorp executives on adjusted operating income, revenues, adjusted EPS, net orders for Labcorp’s Drug Development segment, and relative total shareholder return (“TSR”) (compared against Labcorp’s peer group). Labcorp’s compensation program rewarded Labcorp’s executives for achieving goals set for these financial metrics and provided them a direct incentive to both preserve and create shareholder value and increase Labcorp’s stock price. A substantial majority of the Labcorp executives’ 2022 compensation opportunity was in the form of variable and performance-based awards, including performance-based cash compensation under Labcorp’s annual incentive cash plan, (which Labcorp calls the Labcorp Bonus Plan “LBP”), performance shares, stock options and restricted stock units, all of which provide Labcorp’s executives a strong incentive to drive Labcorp performance and increase Labcorp shareholder value. The following principles guide Labcorp incentive compensation, which we expect to be the core principles of Fortrea’s incentive compensation:
•executives receive payments only if performance goals are met or exceeded;

•payments under the LBP, if any, are based on a mix of (1) Labcorp goals common to all Labcorp executives, (2) a modifier based on enterprise-wide performance on ESG initiatives, and (3) an individual performance modifier for each executive addressing areas such as leadership and strategic objectives;
•by granting performance shares on overlapping cycles, Labcorp can adjust multi-year performance goals each year, as appropriate;
•a significant portion of long-term incentive target value (approximately 60%) is earned only if three-year financial performance goals are met; and
•both LBP payouts and the earned number of performance shares are capped at 200% of target.
Labcorp believes these programs reflect Labcorp’s strong commitment to a results-driven compensation program and the amounts earned in 2022 by the Labcorp NEOs reflect this approach. While Labcorp’s long-term performance over the last three years has exceeded expectations, Labcorp’s annual performance in 2022 was mixed with performance exceeding target in Labcorp’s Diagnostics segment and falling below target in Labcorp’s Drug Development segment. Under the LBP, the annual incentive payout for Ms. McConnell, which was based on enterprise performance, resulted in a payout below target at 85%. Under the LBP, the annual incentive payout Mr. Morais, which was based on enterprise, segment, and business unit performance, resulted in a payout below target at 45%. With respect to the performance shares received by Ms. McConnell and Mr. Morais in 2020, they received a share payout of 134.2% of target, reflecting Labcorp’s strong performance for the three-year performance period ending in 2022.
The Role of the Compensation Committee
The Labcorp Compensation Committee’s oversight responsibilities include Labcorp’s compensation and benefits as well as human capital management, including diversity, equity, and inclusion. The Labcorp Compensation Committee believes that a strong focus on diversity and inclusion aligns with shareholder goals, and regular updates are provided at each regular meeting to monitor and discuss Labcorp’s progress with the Chief Diversity and Inclusion Officer. With respect to Labcorp’s NEOs and other executive officers, the Labcorp Compensation Committee establishes compensation and benefits plans, sets compensation targets and performance goals, and evaluates performance against those plans and goals. The Labcorp Compensation Committee meets throughout the year to review compensation trends, evaluate emerging best practices, and consider changes to the executive compensation programs that align pay with performance and provide Labcorp’s senior management with an incentive to achieve superior financial results for Labcorp. In determining whether changes to the executive compensation programs are needed, the Labcorp Compensation Committee considers the goals and strategic objectives of Labcorp, including changes to strategy that should be reflected in the incentive structure of the management team. The Labcorp Compensation Committee also considers the results of prior advisory votes on compensation, direct shareholder input, and feedback from its independent consultant, FW Cook, in determining changes to the executive compensation program. The Labcorp Compensation Committee approves changes to each component of executive officer compensation, including increases in base salary, annual incentive awards, and long-term equity incentive awards.
The Fortrea Compensation Committee expects to adopt a similar role following the separation.
The Role of Management in Compensation Decisions
Annually, Labcorp’s Chief Executive Officer (the “Labcorp CEO”) is invited to provide input on the Labcorp Compensation Committee’s executive compensation decisions, and for 2022, including input on the individual performance modifier under the LBP for each Labcorp NEO subject to the approval of the Labcorp Compensation Committee. The Labcorp CEO’s input and compensation proposals for the other Labcorp NEOs are based on his assessment of past and expected individual performance and contribution. In addition, Labcorp’s Chief Human Resources Officer and Vice President of Global Rewards generally attend and participate in meetings of the Labcorp Compensation Committee, and provide input on the design and implementation of Labcorp’s executive compensation program. However, because Ms. McConnell and Mr. Morais were not executive officers of Labcorp in 2022, their compensation was determined by Labcorp’s senior management consistent with Labcorp’s compensation philosophy but was not specifically reviewed or determined by the Labcorp Compensation Committee, except that their annual equity awards were approved by the Labcorp Compensation Committee in February 2022.
Fortrea expects that its management will adopt a similar role in compensation decisions following the separation.
The Role of the Independent Consultant
FW Cook is the Labcorp Compensation Committee’s independent compensation consultant and plays an integral role in supporting the Labcorp Compensation Committee in the compensation-setting process, and one or more of its representatives attends the Labcorp Compensation Committee meetings to serve as a resource for the Labcorp Compensation Committee. FW Cook provides insight and advice related to Labcorp’s compensation plans and policies, and provides recommendations based on compensation trends and regulatory and compliance developments. To encourage independent review and discussion of executive compensation matters, the Labcorp Compensation Committee and its chair regularly meet with the independent compensation consultant in executive sessions without management present. The Labcorp Compensation Committee has sole authority to retain or replace the independent compensation consultant. To maintain consultant independence, the Labcorp Compensation Committee’s pre-approval is required for all services performed by the independent compensation consultant.
The Fortrea Compensation Committee expects to retain the services of an independent compensation consultant, which will play a similar role in supporting the Fortrea Compensation Committee.
Use of Peer Group
In February 2023, Labcorp established a peer group for Fortrea with input from FW Cook for use in benchmarking executive and non-employee director compensation levels and other pay practices. In establishing the peer group, Labcorp and FW Cook considered competitors based on Fortrea’s projected size and business profile using objective screening criteria including revenue, free cash flow, EBITDA, market capitalization and number of employees of publicly traded organizations.
The companies included in Fortrea’s comparative peer group are:
•Bausch Health Companies
•Bio-Rad Laboratories
•Bruker Corporation
•Catalent, Inc.
•Charles River Laboratories
•Exelixis, Inc.
•ICON plc
•IQVIA Holdings, Inc.
•Jazz Pharmaceuticals plc
•Medpace Holdings, Inc.
•Organon & Co.
•Perrigo Company plc
•Syneos Health

•Teleflex Incorporated
•Viatris Inc.
•Vir Biotechnology, Inc.
2022 Elements of Compensation
Labcorp’s executive compensation program focused on three key elements of compensation: (i) annual salary; (ii) annual cash incentive pay; and (iii) long-term incentive awards. In addition to these three main elements, Labcorp provides limited perquisites, severance benefits, and postretirement benefits as part of a standard, competitive compensation package. It is expected that Fortrea’s executive compensation programs will include the same key elements, although some components such as postretirement benefits are not expected to be included.
Base Salary
Annual base salary provides fixed pay that corresponds to an executive’s experience and job scope. While the Labcorp Compensation Committee generally targeted salary levels of its executive officers at the median of the market data (and retained the flexibility to adjust such levels, while also considering reviews and recommendations by the Labcorp CEO with respect to individual experience and performance in setting such amounts), the annual base salaries of Ms. McConnell and Mr. Morais were not specifically reviewed or determined by the Labcorp Compensation Committee and were instead determined by Labcorp’s senior management consistent with Labcorp’s compensation philosophy. The amounts of the base salaries for Ms. McConnell and Mr. Morais for 2022 were determined using several factors, including market competitive data and the individual’s performance and experience in the role, and increases generally provided to Labcorp employees. For 2022, Ms. McConnell’s base salary was $411,215 and Mr. Morais’s base salary was $413,800.
Annual Cash Incentive Pay (LBP)
Labcorp maintains the LBP, which is Labcorp’s enterprise-wide bonus plan (started in 2021) that covers the majority of Labcorp executives and management eligible for bonuses, including the Fortrea NEOs. The LBP is designed to compensate Labcorp executives for achieving annual goals that further Labcorp’s strategy and create Labcorp shareholder value. The LBP was introduced to better (i) support Labcorp strategy through its strong focus on enterprise-wide performance, (ii) harmonize practices across the enterprise, and (iii) align with the range of performance opportunity observed among Labcorp’s peer group. The design of the LBP for 2022 remained unchanged from 2021, except for the introduction of a company-wide ESG modifier applicable to Labcorp senior executives, but such ESG modifier did not apply to the Fortrea NEOs in 2022.
Bonus awards for the Fortrea NEOs under the LBP were based on two performance factors:
•a Business Performance Factor, which is based on Labcorp financial metrics; and
•the executive’s Individual Performance Modifier.
Ms. McConnell’s Business Performance Factor was based entirely on enterprise financial metrics, and Mr. Morais’s Business Performance Factor was based on a combination of enterprise, business segment, and business unit metrics. The table below shows the metrics and weightings that determine the Business Performance Factor for each NEO.

METRICS	ENTERPRISE GROUP	DRUG DEVELOPMENT SEGMENT GROUP
Executives	Jill McConnell	Mark Morais
Labcorp Consolidated Revenue	50%	25%
Labcorp Consolidated AOI	50%	25%
Segment Net Orders		20%
Segment AOI		20%
Business Unit Consolidated Revenue		5%
Business Unit Consolidated Adjusted Operating Income (AOI)		5%
Total	100%	100%
Financial goals may be achieved by the NEOs at a threshold, target, or superior level with payout levels equal to: 50% at threshold performance, 100% at target performance, and 200% at superior performance. If actual performance falls between either the threshold and target levels or the target and superior levels, the payouts are interpolated accordingly based on payout levels shown below. Each goal is measured separately and if the threshold level of performance for a particular goal is not achieved, the payout for that goal is zero.
In addition, there is an Individual Performance Modifier that increases or decreases the executive’s bonus based on individual performance, which may address individual, strategic, and operational objectives, as well as soft skills like leadership and collaboration. The Individual Performance Modifier may range from 0% to 150%, provided that the modifier may not increase the payout to more than 200% of target under the LBP, the overall plan cap on payouts. If one or more of the individual performance metrics are not achieved (resulting in 0%), then the corresponding LBP payout could result in an amount less than the threshold level amount.
The threshold, target, and superior goals for the revenues, adjusted operating income, and segment net orders measures were based on various outcomes considered by the Labcorp Compensation Committee, with the target amounts aligning to Labcorp’s and segment’s operating budget approved by the Labcorp Board. Labcorp’s 2022 goals took into consideration Labcorp’s and each segment’s internal outlook and expectations, and the outlook for 2022 provided to the public markets in early 2022. As Labcorp’s business context has become increasingly volatile due to the impact of factors such as COVID-19, global economic and sociopolitical factors, and inflation, setting appropriate targets continues to be challenging. In August 2022, Labcorp increased the threshold levels of Drug Development segment metrics from 80% of target to 90% of target, which made the achievement of threshold more challenging, in order to better align costs with performance given the challenging business environment. This also aligned thresholds on Drug Development metrics with the threshold used for enterprise and Diagnostics revenue. Target and maximum performance levels were not changed.

Results for 2022 Company and Segment Financial Goals.
The 2022 goals and the result for the year for each goal were:

LABCORP GOALS	THRESHOLD	TARGET	SUPERIOR	2022 RESULT	ACHIEVEMENT(5)
Consolidated Revenues(1)	$13.9 billion	$15.5 billion	$17.0 billion	$15.0 billion	97%
Consolidated Adjusted
Operating Income(2)	$2.2 billion	$2.7 billion	$3.0 billion	$2.5 billion	94%
LABCORP DRUG DEVELOPMENT SEGMENT BUSINESS	THRESHOLD	TARGET	SUPERIOR	2022 RESULT	ACHIEVEMENT(5)
Segment Net Orders(3)	$7.3 billion	$8.1 billion	$11.4 billion	$7.3 billion	90%
Segment Adjusted Operating Income(4)	$0.9 billion	$1.0 billion	$1.4 billion	$0.8 billion	78%
Business Unit Revenue	$3.0 billion	$3.3 billion	$4.6 billion	$3.0 billion	91%
Business Unit Adjusted Operating Income	$0.4 billion	$0.5 billion	$0.7 billion	$0.4 billion	80%
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(1)Consolidated Revenues represents Labcorp’s consolidated revenues as reported in the 2022 Annual Report, adjusted for foreign currency impact versus budgeted exchange rates.
(2)Consolidated Adjusted Operating Income represents Labcorp’s consolidated adjusted operating income (excluding amortization, restructuring charges, special items, and impairments) as reported in Labcorp’s 2022 earnings release on February 16, 2023, adjusted for foreign currency impact versus budgeted exchange rates.
(3)Segment Net Orders represents Labcorp Drug Development’s reported net orders at actual currency rates.
(4)Drug Development’s Segment Adjusted Operating Income represents Labcorp Drug Development’s adjusted operating income as reported in Labcorp’s 2022 earnings release on February 16, 2023, adjusted for foreign currency impact versus budgeted exchange rates.
(5)Percentage achieved as a percentage of the target goal.
For 2022, the bonus opportunities for Ms. McConnell and Mr. Morais were 50% and 50%, respectively, Enterprise performance for Ms. McConnell was 84.8%, the Business Performance Factor for Mr. Morais was 45.1%, and the Individual Performance Modifiers for Ms. McConnell and Mr. Morais were 100% and 103%, respectively, which resulted in each individual’s LBP award value of $174,355 and $96,111, respectively.
Long-Term Incentive Awards
Labcorp long-term incentive awards for 2022 for Ms. McConnell and Mr. Morais were comprised of a mix of performance share awards and restricted stock units. Performance share awards vest based on performance at the end of a three-year performance measurement period. Restricted stock units generally vest in equal one-third increments over a three- year period beginning on the first anniversary of the grant date. In setting 2022 long-term compensation, the Labcorp Compensation Committee determined that a balanced program using performance-based awards and restricted stock units for senior leadership would achieve all of the following: reward stock-price growth; deliver performance-based, at-risk compensation through performance shares; ensure longer-term business focus through the use of multi-year operational performance goals to determine the number of performance share awards ultimately earned; provide retention features through multi-year vesting and the use of restricted stock units (three-year vesting requirement); align interests of senior leadership, including the Fortrea NEOs, with interests of all shareholders; and align with market and peer group practices.
The Labcorp Compensation Committee annually evaluates the mix of long-term incentive awards to align with peer group practice and/or other applicable market comparisons. For 2022, the Labcorp Compensation Committee continued with a mix of 60% performance shares and 40% restricted stock units. The values ultimately selected for senior leadership were based on Labcorp’s desire to attract and retain talent. Labcorp continued to place a strong emphasis on long-term incentives to align with shareholder interests.
Each year the Labcorp Compensation Committee assesses the appropriateness of the metrics used to determine the actual number of performance shares to be earned, if any, at the end of the next three-year period. This assessment takes into consideration a number of factors including, alignment with long-term business objectives, feedback from Labcorp shareholders, ability to establish meaningful long-term goals and alignment to shareholder value creation, among others. For the 2022-2024 performance cycle, the Labcorp Compensation Committee determined that EPS growth, revenue growth, and TSR remained appropriate because they (i) are critical to the long-term success of Labcorp, (ii) are transparent to shareholders and the Fortrea NEOs, (iii) reinforce alignment between the Fortrea NEOs and shareholders through the TSR modifier, and (iv) create an appropriate balance between profitability and top-line growth, which is important to shareholder value and discourages unnecessary risk taking.
The table below presents an overview of the 2022-2024 performance share awards, which are based on three-year cumulative EPS growth, revenue growth measured on a three-year cumulative basis, and TSR relative to Labcorp’s peer group, as follows:

GOAL	WEIGHTING	THRESHOLD	TARGET	SUPERIOR
EPS GROWTH
(3-year cumulative EPS)	70%	$50.25	$56.75	$63.25
REVENUE GROWTH
(3-year cumulative revenue)	30%	$46.0 billion	$47.4 billion	$48.8 billion
RELATIVE TOTAL SHAREHOLDER RETURN MODIFIER*	N/A	Bottom 25th Percentile -25%	Between the 26th and 75th Percentile No adjustment	Top 25th Percentile +25%
The performance share awards provide that achievement at the Threshold level results in earning 50% of the related portion of the award, achievement at the Target level results in earning 100% of the related portion of the award, and achievement at the Superior level results in earning 200% of the related portion of the award. If the three-year cumulative relative TSR falls below the 25th percentile of Labcorp’s peer group, the calculated payout of the performance shares will be reduced by 25%. If the three-year cumulative relative TSR is above the 75th percentile, the calculated payout of the performance shares will be increased by 25%, subject to an overall cap at 200% of target.
Details related to the grant size for each NEO can be found in the table included at “Grants of Plan-Based Awards”.
2020-2022 Performance Share Awards Earned
Labcorp granted performance share awards in 2020 that would be earned only to the extent the stated performance goals over the three-year performance period ending December 31, 2022 were realized. The awards were based on annual EPS growth over the three-year period and revenue growth measured by three-year cumulative revenue, with a modifier based on total shareholder return relative to Labcorp’s peer group. The awards provided that achievement at the Threshold level would result in earning 50% of the related portion of the award, achievement at the Target level would result in earning 100% of the related portion of the award and achievement at the Superior level would result in earning 175% of the related portion of the award. As a result of the performance, and as described in the table below, awards were earned at 134.2% of target, and vested on March 30, 2023:

GOAL	WEIGHTING	THRESHOLD	TARGET	SUPERIOR	2020-2022 RESULT
EPS GROWTH*		2020: $11.64 2021 & 2022:	2020: $12.00 2021 & 2022:	2020: $12.36 2021 & 2022:	2020: $23.94 (superior) 2021: $28.54
		2% annual growth rate over the prior year	5% annual growth rate over the prior year	8% annual growth rate over the prior year	(Superior) 2022: $19.94 (below Threshold) Average annual growth rate for the 3-year period of 33.5%
(annual)	70%
REVENUE GROWTH
(3-year cumulative revenue)	30%	$36.7 billion	$37.9 billion	$39.0 billion	$45.0 billion (Superior)
RELATIVE TOTAL SHAREHOLDER RETURN MODIFIER**	N/A	Bottom 25th Percentile	25th-75th Percentile	Top 25th Percentile	64th Percentile (Target)
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*The level of achievement was determined separately for each of 2020, 2021 and 2022, and then an average of the achievement levels for these three years was calculated to determine the overall achievement level of the EPS Growth performance criterion for the 2020-2022 performance period.
**Refers to the percentile among Labcorp’s peer group based on TSR. The performance shares awards provided that if the three-year cumulative relative TSR was below the 25th percentile of Labcorp’s peer group, the calculated payout of the performance shares would be reduced by 25%, if the three-year cumulative relative TSR was above the 75th percentile, the calculated payout of the performance shares would be increased by 25%, and of the three-year cumulative relative TSR was in range from the 26th to the 75th percentile, then no adjustment would be made.
Retirement Plans; Deferred Compensation Plan; Perquisites
•Retirement Plans: Ms. McConnell and Mr. Morais were eligible to participate in Labcorp’s 401(k) plan, which is a defined contribution retirement savings plan. Participation in this plan is available to substantially all eligible US-based employees, including executives. Labcorp contribution information for the Fortrea NEOs is reflected in the “Summary Compensation Table” below.
•Deferred compensation Plan: At the end of 2021, Labcorp froze both the Laboratory Corporation of America Holdings Deferred Compensation Plan and the Covance Deferred Compensation Plan and established a new plan, the Laboratory Corporation of America Holdings Nonqualified Deferred Compensation Plan (“DCP”), effective January 1, 2022. Under the DCP, certain of Labcorp’s executives, including the NEOs, may elect to defer up to 90% of their annual cash incentive pay and/ or up to 50% of their annual base salary and/or eligible commissions subject to annual limits established by the federal government. The deferral limits were based on the Labcorp Compensation Committee’s assessment of best practices at the time the DCP was established. The DCP was established to provide a competitive benefit as part of the overall benefits package available to executives and provides them with a tax efficient strategy for retirement savings and capital accumulation without significant cost to Labcorp. Labcorp makes no matching contributions to the DCP. For additional information on the DCP, see “Deferred Compensation Plans”.
•Perquisites: Ms. McConnell and Mr. Morais received financial services, long-term disability, and a wellness exam allowance in 2022, all of which were determined by Labcorp to be appropriate benefits that help ensure that Labcorp executives maintain appropriate fiscal and physical health, which contributes to stable executive leadership for Labcorp. Labcorp believes that the perquisites it provides are appropriate and beneficial to Labcorp. For more information on perquisites provided by Labcorp in 2022, including the valuation and amounts, see the “Summary Compensation Table” below.
Termination and Change-in-Control Payments
Ms. McConnell and Mr. Morais were covered by Labcorp’s U.S. Severance Policy (the “Severance Policy”) that provides participants with financial protection in circumstances involving a qualifying termination. For additional information on the termination benefits under the Severance Policy, see “Potential Payments Upon Termination or Change in Control”. In addition, the Labcorp 2016 Omnibus Incentive Plan provides that if awards are assumed or substituted in connection with a change in control, only a qualifying termination event will result in accelerated vesting (i.e., “double trigger”). The plan does not provide for any tax gross-ups. Labcorp believes these provisions are consistent with current market practice.
Clawback Requirement
Awards that have been made pursuant to Labcorp’s 2016 Omnibus Incentive Plan are subject to any recoupment policy adopted by Labcorp to comply with the requirements of any applicable laws. In December 2018, the Labcorp Board adopted the Incentive Compensation Recoupment Policy, which generally provides for clawback of cash and equity awards upon a finding by Labcorp’s Audit Committee or the Labcorp Compensation Committee, as applicable, of an accounting restatement caused by material non-compliance with any reporting requirement, an overpayment of an award based on an accounting error, or employee misconduct. In addition, awards made under Labcorp’s 2016 Omnibus Incentive Plan may be annulled if the grantee is terminated for cause (as defined in Labcorp’s 2016 Omnibus Incentive Plan or in any other agreement with the grantee).
Following the separation, the Fortrea Compensation Committee will adopt and develop practices and procedures with respect to compensation decisions relating to clawbacks within the framework of the compensation plans adopted by us and applicable law. It is currently expected that these practices and procedures will initially be similar to those of Labcorp’s recoupment policy as described above. All such policies will reflect the final SEC rules implementing the incentive-based compensation recovery provisions of the Dodd-Frank Act and the recently announced NASDAQ Listing Standards governing clawbacks of executive compensation.
Stock Ownership Guidelines
The Labcorp Board believes that requiring executive management to maintain a significant personal level of stock ownership ensures that each executive officer is financially aligned with the interests of Labcorp’s shareholders. Pursuant to Labcorp’s executive stock ownership program, the stock ownership requirement for each Section 16 Officer of Labcorp is determined annually, utilizing the executive’s base salary as of the business day closest to June 30 of each year (the “Measurement Date”) and the average closing price of Labcorp’s Common Stock for the 90-day period ending on the Measurement Date. For new executive officers, the stock ownership requirement is initially determined as of the date that the person becomes an executive officer, utilizing the executive’s base salary as of that date and the average closing price of Labcorp’s Common Stock for the 90-day period ending on that date.
The required level of stock ownership will be adjusted if the executive’s position changes and the new position has a different ownership requirement. An executive is required to maintain this level of stock ownership throughout his or her tenure with Labcorp until near retirement, as explained below. The ownership requirements for each position are:

●	Chief Executive Officer:	6x annual base salary
●	Executive Vice Presidents	3x annual base salary
●	All other executive officers:	1x annual base salary
Until the required level of ownership is met, an executive is required to hold 50 percent of any shares of Labcorp Common Stock acquired upon the lapse of restrictions on any stock grant and upon the exercise of stock options, net of taxes and shares used to pay the exercise price. If an executive fails to meet or show progress towards satisfying these requirements, the Labcorp Compensation Committee may reduce future equity grants or other incentive compensation for that executive. Once an executive reaches the age of 62, the ownership requirement is reduced by 50%, and once an executive reaches the age of 64, the ownership requirement is reduced by 75%. The Fortrea NEOs were not subject to Labcorp’s stock ownership guidelines because they were not executive officers of Labcorp in 2022.
In connection with the separation, Fortrea will adopt its own stock ownership guidelines that will be substantially similar to Labcorp’s stock ownership guidelines.
Ban on Pledging and Hedging Transactions
Labcorp maintains an Insider Trading Policy that prohibits all directors, officers, and employees from pledging and hedging with respect to Labcorp stock, including: purchases of Labcorp stock on margin and/or any pledge of Labcorp stock including holding Labcorp stock in a marginable account and/or in any account other than a cash account; short sales; the buying or selling “puts” or “calls”; and other forms of hedging transactions, such as “prepaid variable forwards,” “equity swaps,” “collars,” and “exchange funds”.
Fortrea expects to adopt a similar policy following the separation.
Go-Forward Fortrea Compensation Arrangements
The executive compensation programs that will initially be adopted by Fortrea are currently expected to be substantially similar to those in place at Labcorp immediately prior to the separation. However, after the separation, the Fortrea Compensation Committee will continue to evaluate Fortrea’s compensation and benefit programs and may make adjustments, which may be significant, as necessary to meet prevailing business needs and strategic priorities. Adjustments to elements of Fortrea’s compensation programs may be made going forward if appropriate, based on industry practices and the competitive environment for a newly-formed, publicly-traded company, or for other reasons.
Arrangements with Mr. Pike
On January 9, 2023, Thomas Pike became the President and Chief Executive Officer of Labcorp’s Clinical Development Business Unit pursuant to an employment agreement between Mr. Pike and Labcorp (the “Pike Employment Agreement”). If the spinoff is completed, the Pike Employment Agreement will be assigned to Fortrea, and he will serve as Chairman of the board of directors of Fortrea (the “Fortrea Board”) and President and Chief Executive Officer of Fortrea. The following discussion is qualified in its entirety by reference to the Pike Employment Agreement.
The Pike Employment Agreement provides for a base salary of $1,100,000 per year (to be reviewed no less than annually for increase), eligibility to earn an annual target bonus equal to 150% of base salary (to be reviewed no less than annually for increase) based on the achievement of performance objectives (with a pro-rated minimum payout of 100% for 2023), and annual long-term equity-based awards as described in more detail below. In addition, Mr. Pike received a sign-on equity grant of $4,000,000 in the form of time-vested restricted stock units (“RSUs”) of Labcorp (the “Sign-On Equity Grant”’), which will be eligible for vesting in three equal installments on the first three anniversaries of the grant date and will be subject to adjustment pursuant to which any unvested portion of such Sign-On Equity Grant may, in connection with the spinoff, be converted into Fortrea equity awards and assumed by Fortrea. If, by July 3, 2023, the spinoff has not been completed, but the Labcorp Board has not made a determination not to complete the spinoff, Mr. Pike will receive an additional one-time equity award of $4,000,000 in the form of Labcorp RSUs, subject to the same vesting and adjustment terms as the Sign-On Equity Grant (the “Delayed Equity Grant”).
Following completion of the spinoff and subject to approval of the Fortrea Board or the applicable committee thereof, Mr. Pike will receive Fortrea equity awards with an aggregate grant date value of $20,000,000 (the “Initial Fortrea Equity Grant”), comprised of 30% RSUs and 70% stock options, in each case, which will vest as follows: (a) if the spinoff occurs on or before December 31, 2023, in three equal installments on the first three anniversaries of the grant date, (b) if the spinoff occurs anytime in 2024, in equal installments on each of January 1, 2025, January 1, 2026 and January 1, 2027, or (c) pursuant to any other vesting schedule established by the Fortrea Board so long as all the shares vest within three years of the grant date. Equity awards following the completion of the spinoff will be determined by the Fortrea Board or the applicable committee thereof, provided that the first Fortrea equity award following the expiration of the initial term of the employment agreement will have an aggregate target grant date fair value of approximately $8,000,000 (subject to rounding). Notwithstanding the foregoing, in the event that Mr. Pike receives a Delayed Equity Grant, then the amount of the Initial Fortrea Equity Grant will be reduced by the grant date fair value of the Delayed Equity Grant.
The Pike Employment Agreement also provides that his primary office location will be in Maricopa County, Arizona and that he will be eligible to participate in all employee benefit plans, practices and programs that are generally made available to senior executives (except for Labcorp’s Master Senior Executive Severance Plan or any similar such Fortrea severance plan, if established).
Pursuant to the Pike Employment Agreement, if Mr. Pike’s employment is terminated prior to the spinoff by Labcorp without “cause” or by Mr. Pike for “good reason” (as such terms as defined in the Pike Employment Agreement), or if Labcorp does not renew the term, Mr. Pike will receive a partial year bonus (subject to his execution of a release of claims). If any such termination occurs after the spinoff, Mr. Pike will receive a partial year bonus as well as severance benefits (subject to his execution of a release of claims) equal to (i) two times the sum of his base salary and average annual bonus for the last three years if the applicable termination does not occur within 36 months following a “change in control” (as defined in the Pike Employment Agreement) of Fortrea, or (ii) three times the sum of his base salary and average annual bonus for the last three years, if the applicable termination of employment occurs within 36 months following a change in control of Fortrea. The Pike Employment Agreement contains a cutback provision, which provides that if any payments to Mr. Pike would constitute “parachute payments” within the meaning of Section 280G of the Code, as amended, then those payments will be subject to a reduction in order to avoid application of any applicable Section 280G excise tax, but only if the reduction would result in a greater net after-tax amount payable to Mr. Pike.
Pursuant to the award agreement governing the Sign-On Equity Grant, (i) if Mr. Pike’s employment is terminated prior to the spinoff by Labcorp without “cause” and he does not, in connection with the spinoff, serve as a member of the Fortrea Board, 100% of the RSUs will vest on the date of Mr. Pike’s separation from service (as defined in the award agreement), and (ii) if, prior to or in connection with the spinoff, Mr. Pike’s employment is terminated by Labcorp without “cause” but, in connection with the spinoff, it is determined that he will serve as a member of the Fortrea Board (and not as an employee of Fortrea), Mr. Pike will not receive accelerated vesting but the RSUs will be eligible to continue to vest subject to Mr. Pike’s continued service on the Fortrea Board. Vesting of the Sign-On Equity Grant will also be accelerated upon a Separation from Service due to Mr. Pike’s death, disability, or termination without “cause” or for “good reason” within 24 months after a “change in control” (as such terms are defined in the award agreement). The Sign-On Equity Grant also includes certain accelerated vesting provisions in the event of termination of Mr. Pike’s employment for similar reasons as described above outside of a change in control or in the event of his “retirement” as defined in the award agreement.
Mr. Pike has also entered into a confidentiality, non-competition and non-solicitation agreement with Labcorp, which includes a perpetual confidentiality covenant and covenants not to compete or solicit employees and/or customers for twelve months following termination of his employment.
Arrangements with Ms. McConnell
In connection with the spinoff, it is expected that Ms. McConnell’s annual base salary at Fortrea will be $500,000 and annual target bonus will be 85% of base salary prorated based on Ms. McConnell’s current target level and new target level following the spinoff. Her annual target bonus will be subject to performance metrics as established by Labcorp for the period prior to the spinoff and established by Fortrea after the spinoff. Ms. McConnell will also have an annual target Fortrea equity value equal to $1,000,000. Ms. McConnell will also receive a $200,000 retention cash bonus pursuant to a written agreement to be entered into, which is expected to provide for payment in two installments (the first to occur 30 days following the spinoff and the second to occur on the six month anniversary of the spinoff). Ms. McConnell will also be eligible to participate in Fortrea’s Master

Severance Policy, which is expected to include severance benefits equal to one year of annual base salary, targeted bonus, and a medical stipend upon a qualifying termination upon terms and conditions that are expected to be substantially similar to Labcorp’s Master Senior Executive Severance Plan as described in more detail below. In addition to the arrangements outlined above, Ms. McConnell also received a special grant of Labcorp RSUs with a value of $1,000,000 with a three-year graded vesting schedule.
Arrangements with Mr. Morais
In connection with the spinoff, it is expected that Mr. Morais’s annual base salary at Fortrea will be $500,000 and annual target bonus will be 85% of base salary prorated based on Mr. Morais’s current target level and new target level following the spinoff. His annual target bonus will be subject to performance metrics as established by Labcorp for the period prior to the spinoff and established by Fortrea after the spinoff. Mr. Morais will also have an annual target Fortrea equity value equal to $1,000,000. Mr. Morais will also receive a $200,000 retention cash bonus pursuant to a written agreement to be entered into, which is expected to provide for payment in two installments (the first to occur 30 days following the spinoff and the second to occur on the six month anniversary of the spinoff). Mr. Morais will also be eligible to participate in Fortrea’s Master Severance Policy, which is expected to include severance benefits equal to one year of annual base salary, targeted bonus, and a medical stipend upon a qualifying termination upon terms and conditions that are expected to be substantially similar to Labcorp’s Master Senior Executive Severance Plan as described in more detail below. In addition to the arrangements outlined above, Mr. Morais also received a special grant of Labcorp RSUs with a value of $1,000,000 with a three-year graded vesting schedule.
Treatment of NEOs’ Long-Term Incentive Compensation Awards in Connection with the Separation
Equity awards held by our named executive officers who will continue with Fortrea will be treated the same as equity awards held by other employees who will continue with Fortrea, as described under “The Spinoff—Stock-Based Plans—Treatment of Equity-Based Compensation.”
Fortrea Holdings Inc. 2023 Omnibus Incentive Plan
It is anticipated that prior to the separation, Fortrea will adopt the Fortrea Holdings Inc. 2023 Omnibus Incentive Plan (the “2023 Omnibus Plan”) with terms substantially as set forth below. The following discussion is qualified in its entirety by reference to, and should be read together with the full text of, the 2023 Omnibus Plan.
Share Reserve. Subject to adjustments for changes in capitalization, the maximum number of shares of our common stock that will be available for issuance under the 2023 Omnibus Plan will be 11,000,000. For purposes of determining the aggregate number of shares of Fortrea common stock subject to the 2023 Omnibus Plan, the following share counting rules apply:
•Shares subject to an award of options, stock appreciation rights (“SARs”) or an award other than options or SARs will be counted against the maximum number of shares of Fortrea common stock available for issuance under the 2023 Omnibus Plan as one share for every one share of Fortrea common stock subject to such an award. Shares subject to an award of SARs will be counted regardless of the number of shares of Fortrea common stock actually issued to settle such SARs upon the exercise of those rights.
•Shares subject to an award granted under the 2023 Omnibus Plan will again become available for issuance under the plan in the same amount as such shares were counted against the share limit if the award terminates by expiration, forfeiture, cancellation or otherwise without the issuance of such shares (except as set forth below). However, shares tendered, withheld or subject to an award (other than an option or SAR) surrendered or otherwise used in connection with the purchase of shares of Fortrea common stock or deducted or delivered from payment of such award in connection with Fortrea’s tax withholding obligations will again be available for making awards under the 2023 Omnibus Plan in the same number as such shares were counted against the share limit; provided, however, that shares that are so surrendered, used, deducted or delivered on or after the tenth anniversary of the effective date of the 2023 Omnibus Plan may not be made available for making awards under the 2023 Omnibus Plan.

•The number of shares of Fortrea common stock available for issuance under the 2023 Omnibus Plan will not be increased by the number of shares of Fortrea common stock (i) tendered, withheld or subject to an option granted under the 2023 Omnibus Plan surrendered in connection with the payment of the option price upon exercise of an option or in connection with Fortrea’s tax withholding obligations with respect to options or stock-settled SARs, (ii) that were not issued upon the net settlement or net exercise of a stock-settled SAR or (iii) purchased by Fortrea with proceeds from option exercises.
Shares of Fortrea common stock to be issued under the 2023 Omnibus Plan may be authorized and unissued shares, treasury shares, or any combination of the foregoing, as may be determined from time to time by the Fortrea Board or by the Fortrea Compensation Committee.
Director Compensation Limits. The aggregate maximum value of compensation granted to any non-employee director of Fortrea for such service in any one calendar year may not exceed $600,000 in total value; provided, that the Fortrea Board may make exceptions to this limit for individual non-employee directors in extraordinary circumstances as the Fortrea Board may determine in its sole discretion, as long as (i) the aggregate limit does not exceed $750,000 in total value during a fiscal year and (ii) the non-employee director receiving such additional compensation does not participate in the decision to award such compensation.
Administration. The 2023 Omnibus Plan generally will be administered by a committee (the “Committee”). The Fortrea Board also may appoint one or more committees of the Fortrea Board to administer the 2023 Omnibus Plan and grant and determine all terms of awards to grantees who are not Fortrea officers or Fortrea directors. Except where the authority to act on such matters is specifically reserved to the Fortrea Board under the 2023 Omnibus Plan or applicable law, the Committee and each other committee will have full power and authority to interpret and construe all provisions of the 2023 Omnibus Plan, any award or any award agreement, and to make all related determinations, including the power and authority to (i) designate grantees of awards; (ii) determine the type or types of awards to be made to a grantee; (iii) determine the number of shares of Fortrea common stock subject to an award; (iv) establish the terms and conditions of each award; (v) prescribe the form of each award agreement; (vi) subject to limitations in the 2023 Omnibus Plan, amend, modify or supplement the terms of any outstanding award; (vii) accelerate the vesting of awards and (viii) make Substitute Awards and/or Adjusted Awards (as defined below).
Eligibility. Employees, officers, directors and other service providers of Fortrea or any of its affiliates will be eligible to be granted awards under the 2023 Omnibus Plan. In addition, other individuals whose participation in the 2023 Omnibus Plan is determined to be in the best interests of Fortrea may also be granted awards; provided that such grantee satisfies the Form S-8 definition of “employee.”
Award Types. The 2023 Omnibus Plan will permit the grant of stock options, SARs, restricted stock, restricted stock units (“Fortrea RSUs”), deferred stock units, performance shares or other performance-based awards, dividend equivalent rights, other equity-based awards (including unrestricted stock) and cash awards.
Substitute Awards and Adjusted Awards. The Committee may make an award granted upon assumption of, or in substitution for, outstanding awards previously granted under a compensatory plan of Fortrea, an affiliate, or a business entity acquired or to be acquired by Fortrea or an affiliate or with which Fortrea or an affiliate has combined or will combine (a “Substitute Award”). The Committee may also grant an award in substitution for or adjustment of an award that was granted under an equity incentive plan of Labcorp (as described in the 2023 Omnibus Plan, and such award, an “Adjusted Award”).
Stock Options. The Committee may grant options to purchase Fortrea common stock that qualify as “incentive stock options” within the meaning of Section 422 of the Code (“ISOs”) or non-qualified stock options (“NSOs”), which are options that do not qualify as ISOs. All stock options granted under the 2023 Omnibus Plan are NSOs unless the applicable award agreement expressly states that the stock option is intended to be an ISO. Each option will become vested and exercisable at such times and under such conditions as the Committee may determine. Unless otherwise set forth in the applicable award agreement, each option will terminate on the day before the tenth anniversary of the option grant date. Except in the case of Substitute Awards or Adjusted Awards, the exercise price per share of Fortrea common stock for each option may not be less than 100%, or 110% in the case of ISOs granted to a Ten Percent Shareholder (as defined in the 2023 Omnibus Plan), of the fair market value of a share of

Fortrea common stock on the option grant date. The exercise price of a stock option may be paid by such methods as determined by the Committee, including by cash, cash equivalents, shares of Fortrea common stock and net issuance.
Stock Appreciation Rights. The Committee may grant SARs in conjunction with all or a part of any other award granted under the 2023 Omnibus Plan, or without regard to any other award. The Committee will determine the time or times at which and the circumstances under which a SAR may be exercised in whole or in part, the time or times at which and the circumstances under which a SAR will cease to be exercisable, the method of exercise, the method of settlement, the form of consideration payable in settlement, the method by which shares will be delivered or deemed delivered to grantees and any other terms or conditions of any SAR. Unless otherwise set forth in the applicable award agreement, each SAR will terminate on the day before the tenth anniversary of its grant date. Upon exercise of a SAR, the holder will be entitled to receive the excess of the fair market value of one share of Fortrea common stock on the exercise date over the exercise price of the SAR, as determined by the Committee. The exercise price of a SAR, except in the case of a Substitute Award or Adjusted Award, may not be less than the fair market value of a share of Fortrea common stock on the grant date.
Restricted Stock and Restricted Stock Units. The Committee may award restricted stock and Fortrea RSUs. A grantee of restricted stock will have all the rights of a shareholder, including the right to vote the shares and receive dividends, except to the extent limited by the Committee. Grantees of Fortrea RSUs will have no voting or dividend rights or other rights associated with stock ownership, although the Committee may award dividend equivalent rights on such units. The terms and conditions of restricted stock and Fortrea RSUs are determined by the Committee. In addition, the Committee may subject dividends and dividend equivalent rights paid on time-vested awards of restricted stock or Fortrea RSUs to such forfeiture and repayment obligations if the underlying awards are forfeited before they vest. Grantees will not vest in dividends or dividend equivalent rights paid on performance-based awards of restricted stock or Fortrea RSUs, as applicable, and will be required to forfeit and repay to the Company such dividends or dividend equivalent rights if the performance goals are not achieved.
Dividend Equivalent Rights. The Committee may grant rights to dividend equivalents to a grantee in connection with an award, or without regard to any other award, except that no dividend equivalent rights may be granted in connection with, or related to, an award of stock options or SARs. The terms and conditions of awards of dividend equivalent rights will be specified in the applicable award agreement.
Performance Awards. The Committee may award performance shares and other performance-based awards in such amounts and upon such terms and conditions as the Committee may determine. Each grant of a performance-based award will have an initial value or target number of shares of Fortrea common stock that is established by the Committee at the time of grant. The Committee may set performance goals in its discretion which, depending on the extent to which they are met, will determine the value and number of performance shares or other performance-based awards that will be paid out to a grantee. The performance goals generally will be based on one or more performance measures. Performance-based awards may be payable in cash, shares of Fortrea common stock or a combination thereof, as determined by the Committee.
Other Equity-Based Awards. The Committee may grant other types of equity-based or equity-related awards, including the grant or offer for sale of shares of unrestricted stock, in such amounts and subject to such terms and conditions as the Committee may determine. Any other equity-based awards granted by the Committee may be subject to performance goals established by the Committee based on one or more performance measures.
No Repricing. Except in connection with a corporate transaction involving Fortrea (including, without limitation, any stock dividend, distribution, stock split, extraordinary cash dividend, recapitalization, change in control, reorganization, merger, consolidation, split-up, spinoff, combination, repurchase or exchange of shares of stock or other securities or similar transaction), Fortrea may not, without obtaining shareholder approval, (1) amend the terms of outstanding options or SARs to reduce the exercise price of such outstanding options or SARs, (2) cancel outstanding options or SARs in exchange for options or SARs with an exercise price that is less than the exercise price of the original options or SARs or (3) cancel outstanding options or SARs with an exercise price above the current stock price in exchange for cash or other securities.

Transferability of Awards. Options and SARs under the 2023 Omnibus Plan may not be transferred or assigned. Each option and SAR will be exercisable only by the grantee (or, in the event of such grantee’s legal incapacity or incompetency, such grantee’s guardian or legal representative) during his or her lifetime. However, if permitted by the applicable award agreement or the Committee, a grantee may transfer, not for value, all or part of an option (which is not an ISO) or a SAR to any Family Member (as defined in the 2023 Omnibus Plan).
Change in Control. Unless otherwise determined by the Committee, if Fortrea is the surviving entity in any reorganization, merger or consolidation of Fortrea that does not constitute a Change in Control (as defined in the 2023 Omnibus Plan), any outstanding award will pertain to the securities to which a holder of the number of shares of stock subject to such award would have been entitled immediately after the transaction, with a corresponding proportionate adjustment to the per share option price and per share SAR price.
Except as otherwise provided, upon the occurrence of a Change in Control in which outstanding awards are not assumed or continued, the following provisions will apply. Except with respect to performance-based awards, all outstanding awards of restricted stock, Fortrea RSUs and dividend equivalent rights will be deemed to have vested, and the shares of Fortrea common stock subject to such awards will be delivered immediately before the Change in Control, and either or both of the following two actions will be taken:
•At least 15 days before the scheduled completion of the Change in Control, all outstanding options and SARs will become immediately exercisable and will remain exercisable for a period of 15 days (subject to consummation of the Change in Control); and/or
•The Committee may elect to cancel any outstanding awards of options, SARs, restricted stock, Fortrea RSUs, deferred stock units, and/or dividend equivalent rights and require payment or delivery to the holders of such awards an amount in cash or securities in an amount having a value (as determined by the Committee acting in good faith), in the case of restricted stock, Fortrea RSUs, deferred stock units, and dividend equivalent rights (for shares of stock subject thereto), equal to the formula or fixed price per share paid to holders of shares of stock pursuant to such Change in Control and, in the case of stock options or SARs, equal to the product of the number of shares of stock subject to such stock options or SARs multiplied by the amount, if any, by which (1) the formula or fixed price per share paid to holders of shares of stock pursuant to such transaction exceeds (2) the option price or SAR price applicable to such stock options or SARs.
For performance-based awards denominated in stock or cash, (1) if less than half of the performance period has lapsed, the awards will be treated as though target performance has been achieved, (2) if at least half of the performance period has lapsed, actual performance to date will be determined as of a date reasonably proximal to the date of consummation of the Change in Control, and that level of performance will be treated as achieved immediately prior to the Change in Control and (3) if actual performance is not determinable, the awards will be treated as though target performance has been achieved. Other equity-based awards will be governed by the terms of the applicable award agreement.
Except as otherwise provided, upon the occurrence of a Change in Control in which outstanding awards are being assumed or continued, the 2023 Omnibus Plan and such awards will continue in the manner and under the terms specified in any writing providing for assumption or continuation of such awards, which may specify the substitution for such awards of new common stock options, SARs, restricted stock, Fortrea RSUs, deferred stock units, dividend equivalent rights or other equity-based awards relating to the stock of a successor entity, a parent or subsidiary thereof. In the event of such a substitution, appropriate adjustments will be made to the number of shares subject to the original awards and to option and SAR exercise prices. Except as otherwise provided, if the holder’s employment is terminated without cause within one year following the Change in Control (or such longer or shorter period as determined by the Committee), the award will fully vest and may be exercised in full, to the extent applicable, beginning on the date of such termination and for the one-year period immediately following such termination or for such longer period as the Committee shall determine.
Non-US Awards. To the extent the Committee determines that the material terms set by the Committee imposed by the 2023 Omnibus Plan preclude the achievement of the material purposes of the plan in jurisdictions outside the

United States, the Committee shall have the authority and discretion to modify those terms and provide for such additional terms and conditions as the Committee determines to be necessary, appropriate, or desirable to accommodate differences in local law, policy, or custom or to facilitate administration of the 2023 Omnibus Plan. The Committee may adopt or approve sub-plans, appendices, or supplements to, or amendments, restatements, or alternative versions of the 2023 Omnibus Plan as in effect for any other purposes; provided, however, that they do not include any provisions that are inconsistent with the terms of the 2023 Omnibus Plan as in effect, unless the 2023 Omnibus Plan could have been amended to eliminate such inconsistency without further approval by Fortrea’s shareholders.
Adjustments. The Committee will adjust the terms of outstanding awards under the 2023 Omnibus Plan to preserve the interests of the holders in such awards if the number of outstanding shares of Fortrea common stock is increased, decreased or changed into or exchanged for a different number of shares of kind of capital stock or other securities of Fortrea on account of any merger, reorganization, recapitalization, reclassification, stock split, reverse stock split, spinoff, combination of stock, exchange of stock, stock dividend or other distribution payable in capital stock, or other increase or decrease in shares of Fortrea common stock effected without receipt of consideration by Fortrea or, in each case, any other transaction or event having an effect similar to the foregoing. In the event of any distribution to Fortrea’s shareholders of securities of any other entity or other assets (including an extraordinary dividend but excluding a non-extraordinary dividend, declared and paid by Fortrea) without receipt of consideration by Fortrea, the Committee will make appropriate adjustments to (1) the share limits set forth in the 2023 Omnibus Plan, (2) the number and kind of shares of stock subject to outstanding awards, (3) the aggregate and per share option price of outstanding options and the aggregate and per share SAR price of outstanding SARs and/or (4) other award terms. Any adjustment to the maximum aggregate number of shares of Fortrea common stock actually issued or transferred by Fortrea upon the exercise of ISOs may be made only if and to the extent that such adjustment would not cause any option intended to qualify as an ISO to fail to so qualify. Moreover, in the event of any such transaction or event or in the event of a Change in Control, the Committee may provide in substitution for any or all outstanding awards under the 2023 Omnibus Plan such alternative consideration as it, in good faith, may determine to be equitable and shall require in connection therewith the surrender of all awards so replaced. For each option or SAR with an option price or SAR price, respectively, greater than the consideration offered in connection with any such transaction or event or Change in Control, the Committee may in its discretion elect to cancel such option or SAR without any payment to the holder of such option or SAR.
Amendment and Termination. The Fortrea Board may amend, suspend or terminate the 2023 Omnibus Plan at any time. Any amendment to the 2023 Omnibus Plan, however, will be subject to receipt of the shareholder approval if required by any law, regulation or rule of any stock exchange on which Fortrea common stock is listed, or to the extent determined by the Fortrea Board. Fortrea shareholder approval will be required for any proposed amendment to provisions that prohibit the repricing of outstanding stock options or SARs or that generally require the option price of any stock option to be at least equal to the fair market value of our common stock on the option grant date. Without the consent of the affected grantee of an outstanding award, no amendment, suspension or termination of the 2023 Omnibus Plan may materially impair the rights or obligations under that award. Unless earlier terminated, the 2023 Omnibus Plan will remain available for the grant of awards until the day before the 10th anniversary of its effective date.
Clawback and Forfeiture. Any award granted pursuant to the 2023 Omnibus Plan will be subject to mandatory forfeiture and/or repayment by the grantee to Fortrea (i) to the extent set forth in the 2023 Omnibus Plan or an award agreement, (ii) to the extent the grantee is, or in the future becomes, subject to (A) any Fortrea or affiliate “clawback” or recoupment policy, including those that are adopted to comply with the requirements of any applicable laws, or (B) any applicable laws which impose mandatory recoupment, under circumstances set forth in such applicable laws, or (C) upon such terms and conditions as may be required by the Fortrea Board or the Committee or under Section 10D of the Exchange Act and/or any applicable rules or regulations promulgated by the Securities and Exchange Commission or any national securities exchange or national securities association on which the shares of stock may be traded.

Fortrea Holdings Inc. Employee Stock Purchase Plan
It is anticipated that prior to the separation, Fortrea will adopt an employee stock purchase plan that is similar to Labcorp’s 2016 Employee Stock Purchase Plan (which permits substantially all U.S., Canada and United Kingdom employees of Labcorp to purchase a limited number of shares of Labcorp at 85% of market value semi-annually in January and July of each year). However, no offering periods are expected to commence prior to 2024 and any decision to commence will be determined by the Fortrea Board.
Fortrea Holdings Inc. Bonus Program
It is anticipated that prior to the separation, Fortrea will adopt the Fortrea Holdings Inc. Bonus Program (the “Bonus Program”) which will be an enterprise-wide, performance-based, annual cash incentive for key Fortrea employees established under the 2023 Omnibus Plan. Target bonus opportunities awarded under the Bonus Program will be multiplied by a Business Performance Factor and Individual Modifier and will be subject to threshold, target, and maximum payout levels, similar to Labcorp’s LBP.
The Bonus Program will provide for certain payments of bonus awards thereunder in the event of certain types of terminations of employment (such as termination due to death, disability, or a reduction in force), as well as payment in the event of a change in control of Fortrea (as defined under the 2023 Omnibus Plan) based on the target bonus opportunity.
The Bonus Program may be amended, suspended, or terminated at any time, and bonus awards granted thereunder represent a discretionary benefit of employment. A bonus award in any year does not entitle an employee to future awards, and all awards under the Bonus Program will be subject to any claw back or similar policy of Fortrea then in effect.
Fortrea Termination and Change-in-Control Payments
In connection with the spinoff, Fortrea intends to adopt a Master Senior Executive Severance Plan (the “Executive Severance Plan”) that is substantially similar to Labcorp’s Amended and Restated Master Senior Executive Severance Plan. The Fortrea NEOs (other than Mr. Pike) will be eligible to participate in the Executive Severance Plan, which will provide participants with financial protection in circumstances involving a qualifying termination (which will generally include an involuntary termination without “cause” or voluntary termination with “good reason” (as such terms are defined in the Executive Severance Plan)). The severance payments for executives employed at or above Executive Vice President under the Executive Severance Plan in the event of a qualifying termination will be equal the sum of the executive’s annual base salary and annual target bonus for the year of the qualifying termination (or, in the event that the qualifying termination occurs within 24 months following a “change in control” (as defined in the Executive Severance Plan), two times the sum of the executive’s annual base salary and annual target bonus for the year of the qualifying termination). It is also expected that Fortrea will adopt a separate severance policy for participants who are not eligible to participate in the Executive Severance Plan that will be substantially similar to Labcorp’s U.S. Severance Policy (as described in more detail under “Potential Payments Upon Termination or Change in Control”).
Fortrea Retirement Plan, Deferred Compensation Plan, and Perquisites
In connection with the spinoff, Fortrea has adopted a 401(k) plan that is similar to Labcorp’s 401(k) plan. It is also anticipated that, in connection with the spinoff, Fortrea will adopt a deferred compensation plan that is similar to Labcorp’s DCP. In addition, it is expected that Fortrea will use limited perquisites as a method of compensation and will provide executive officers with only those perquisites Fortrea believes are reasonable and consistent with our compensation goal of attracting and retaining superior executives for key positions.

Executive Compensation Tables
Summary Compensation Table
The compensation paid, accrued, or awarded by Labcorp to our NEOs during the years ended December 2022, is set forth below. Mr. Pike was not a Labcorp employee or director prior to 2023, and therefore the following information about Labcorp’s historical executive compensation does not apply to him.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Non-Qualified Stock Options (S) (2)	Stock Awards (S) (2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Thomas Pike
Chief Executive Officer and Chairman	2022	$—	$—	$—	$—	$—	$—	$—
Jill McConnell
Chief Financial Officer	2022	$411,215	$—	$—	$460,682	$174,355	$29,557	$1,075,809
Mark Morais
Chief Operating Officer and President, Clinical Services	2022	$413,800	$—	$—	$358,899	$96,111	$27,541	$896,351
__________________
(1)Values reflect the amounts actually paid to the NEOs in each year. Base salary adjustments, if any, typically occur in July of each year. Base salary adjustments are typically not retroactive to the beginning of the year.
(2)Represents the aggregate grant date fair value of restricted stock units and performance shares for each NEO granted during each respective year, computed in accordance with accounting standards for stock-based compensation. The grant date fair value of restricted stock units is based on the closing price of Labcorp’s common stock on the applicable grant date. For the February 2022 performance share awards, the grant date fair value is based on a Monte Carlo simulated fair value for the relative (to the peer group at the time of the grant) TSR component of the performance awards. The Monte Carlo simulation model relies upon assumptions, including the historical and expected volatility of Labcorp’s stock price and the relevant comparator index, correlation coefficients and interest rates. Assumptions used in these calculations are included on page F-33 of Labcorp’s 2022 Annual Report. For this purpose, the February 2022 performance share awards included in the above totals are valued assuming achievement of the EPS and revenues goals at target, which was the probable outcome determined for accounting purposes at the time of grant. The threshold and superior grant date values of performance share awards granted in February 2022 included above are as set forth in the table below.

NAME	GRANT DATE VALUE AT THRESHOLD PERFORMANCE ($)	GRANT DATE VALUE AT SUPERIOR PERFORMANCE ($)
Thomas Pike	$—	$—
Jill McConnell	$140,557	$562,226
Mark Morais	$109,003	$436,012
(3)Represents the amounts earned by each NEO during 2022 pursuant to Labcorp’s LBP.
(4)Amounts include but are not limited to the following: (i) Labcorp’s 401(k) contributions, which are applicable to all eligible employees, of $15,250 for Ms. McConnell and $13,090 for Mr. Morais and (ii) cash dividend amounts of $11,636 for Ms. McConnell and $13,734 for Mr. Morais, each paid or to be paid at vesting for awards granted in 2019, 2020, and 2021, reflecting dividends paid on Labcorp’s common stock in 2022. Dividend Equivalent Rights are not paid out unless the underlying shares vest.

Grants of Plan-Based Awards
During 2022, the following restricted stock unit, performance share awards, stock options, and annual cash incentive awards pursuant to the LBP, were made to the NEOs.

			Estimated Possible Payouts under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts under Equity Incentive Plan Awards(2)			All Other Stock Awards Number of Shares of Stock or Units (#))(4)	Grant Date Fair Value of Stock and Option Awards($)(5)
Name	Award Type	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)(2)	Target ($)(2)	Maximum ($)(2)
Thomas Pike	Restricted Stock Units	-	—	—	—	—	—	—	—	—
	Performance Shares	-	—	—	—	—	—	—	—	—
	LBP	-	—	—	—	—	—	—	—	—
Jill McConnell	Restricted Stock Units	2/11/22							650	$179,569
	Performance Shares	2/11/22				490	980	1,960		$281,113
	LBP	3/31/22	$102,804	$205,607	$411,214
Mark Morais	Restricted Stock Units	2/11/22							510	$140,893
	Performance Shares	2/11/22				380	760	1,520		$218,006
	LBP	3/31/22	$103,450	$206,900	$413,800
__________________
(1)Amounts represent the range of possible payouts denominated in dollars pursuant to the Labcorp LBP, as established by Labcorp’s Compensation Committee in February 2022. Pursuant to the Labcorp LBP, base salary amounts used to calculate target bonus amounts are prorated to reflect base salary increases effective July 3, 2022. Actual amounts paid out pursuant to the plan are included in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table above. For a discussion of the performance criteria applicable to these awards, see “Compensation Discussion and Analysis – Annual Cash Incentive Pay (LBP)” above.
(2)Amounts represent the range of estimated potential shares to be earned under performance share awards. The performance share awards vest at the end of three years provided that certain performance metrics are met. For a discussion of the performance criteria applicable to these awards, see “Compensation Discussion and Analysis – Long-Term Incentive Awards” above.
(3)Amounts represent stock option awards that vest ratably over three years, beginning on the first anniversary of the grant date, based on continued service.
(4)Amounts represent restricted stock unit awards that vest ratably over three years, beginning on the first anniversary of the grant date, based on continued service.
(5)Amounts represent the full grant date fair value of restricted stock unit and performance share awards as computed in accordance with accounting standards for stock-based compensation, but excluding the effect of estimated forfeitures. The amounts shown in this column will likely vary from the amount actually realized by any NEO based on a number of factors, including the number of shares that ultimately vest, the satisfaction or failure to meet any performance criteria, the timing of any exercise or sale of shares, and the price of Labcorp’s common stock. The value for stock options is calculated using the Black-Scholes option pricing model. The value of the performance share awards granted in February 2022, as of the grant date if they are achieved at the maximum payout is as follows: Ms. McConnell – $562,226 and Mr. Morais – $436,012.

Outstanding Equity Awards at Fiscal Year-End
The following table shows, as of December 31, 2022, the number of outstanding stock options, restricted stock units and performance shares held by the NEOs.

		Stock Awards
Name	Grant Date	Number of Shares or Units of Stock that have Not Yet Vested (#)(1)	Market Value of Shares or Units of Stock that have Not Yet Vested (#)(2)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)(3,4,5)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)(2)
Thomas Pike		—	—	—	—
		—	—	—	—
		—	—	—	—
		—	—	—	—
Jill McConnell	2/4/20	227	$53,454
	2/2/21	480	$113,030
	2/11/22	650	$153,062
	2/4/20			2,133	$502,279
	2/2/21			2,920	$687,602
	2/11/22			1,960	$461,541
Mark Morais	2/4/20	127	$29,906
	2/2/21	354	$83,360
	2/2/21	147	$34,616
	12/15/21	114	$26,845
	2/11/22	510	$120,095
	2/4/20			1,180	$277,866
	2/2/21			2,160	$508,637
	2/11/22			1,520	$357,930
__________________
(1)Restricted stock units vest ratably over three years, beginning on the first anniversary of the grant date.
(2)Aggregate market value is calculated based on the Labcorp common stock price on December 30, 2022, which was $235.48 per share, multiplied by the number of shares or units, respectively, for each unvested performance or stock award.
(3)Represents the number of shares subject to the February 4, 2020 performance awards that vested on March 30, 2023 following the performance period ending December 31, 2022.
(4)Based on performance to date, represents the number of shares subject to the February 2, 2021 performance awards for the performance period ending December 31, 2023, assuming achievement at superior. Information on the threshold, target, and superior awards are provided in the “Grants of Plan-Based Awards” table in Labcorp’s proxy statement for its 2022 Annual Meeting of Shareholders.
(5)Based on performance to date, represents the number of shares subject to the February 11, 2022 performance awards for the performance period ending December 31, 2024, assuming achievement at superior. Information on the threshold, target, and superior awards are provided in the “Grants of Plan-Based Awards” table above.

Option Exercises and Stock Vested
The following table shows, for 2022, the number and value of stock options exercised and the number and value of vested restricted stock units and performance shares for each of the NEOs.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Thomas Pike	—	—	—	—
Jill McConnell(1)	—	—	$3,639	$1,004,420
Mark Morais(2)	—	—	$4,555	$1,174,524
__________________
(1)Represents one-third of the restricted stock units granted on February 12, 2019 that vested on February 12, 2022 at $272.68 per share, the closing price of Labcorp common stock on February 14, 2022; one-third of the restricted stock units granted on February 4, 2020 that vested on February 4, 2022 at $277.48 per share, the closing price of Labcorp common stock on that date; one-third of the restricted stock units granted on February 2, 2021 that vested on February 2, 2022 at $273.18 per share, the closing price of Labcorp common stock on that date; and 167% of the performance share award granted on February 12, 2019 that vested on March 27, 2022 at $276.42 per share, the closing price of Labcorp common stock on March 28, 2022.
(2)Represents one-third of the restricted stock units granted on February 12, 2019 that vested on February 12, 2022 at $272.68 per share, the closing price of Labcorp common stock on February 14, 2022; all of the restricted stock units granted on December 1, 2019 that vested on December 1, 2022 at $241.77 per share, the closing price of Labcorp common stock on that date; one-third of the restricted stock units granted on February 4, 2020 that vested on February 4, 2022 at $277.48 per share, the closing price of Labcorp common stock on that date; one-third of the restricted stock units granted on February 2, 2021 that vested on February 2, 2022 at $273.18 per share, the closing price of Labcorp common stock on that date; on-third of the restricted stock units granted on December 15, 2021 that vested on December 15, 2022 at $229.29 per share, the closing price of Labcorp common stock on that date; and 167% of the performance share award granted on February 12, 2019 that vested on March 27, 2022 at $276.42 per share, the closing price of Labcorp common stock on March 28, 2022.
Deferred Compensation Plans
At the end of 2021, Labcorp froze both the Laboratory Corporation of America Holdings Deferred Compensation Plan (“Labcorp Frozen DCP”) and the Covance Deferred Compensation Plan (“Covance DCP”) and established a new plan, the Laboratory Corporation of America Holdings Nonqualified Deferred Compensation Plan (“DCP”), effective January 1, 2022. The DCP offers eligible participants another vehicle to accumulate savings for retirement. See “Compensation Discussion & Analysis – Deferred Compensation Plan” above. Amounts deferred by a participant are credited to a bookkeeping account maintained on behalf of each participant, which is used for the measurement and determination of amounts to be paid to a participant, or such participant’s designated beneficiary, pursuant to the terms of the DCP. Deferred amounts are Labcorp’s general unsecured obligations and are subject to claims by Labcorp’s creditors. Labcorp’s general assets or existing Rabbi Trust may be used to fund payment obligations and pay DCP benefits.
According to the terms of the DCP, a participant has the opportunity to allocate deferred amounts to one or more of 25 measurement funds offered. Amounts in these accounts can earn variable returns, including negative returns. Labcorp makes no matching contributions to the DCP.
Under the DCP, a participant may make separate distribution elections with respect to each year’s deferrals. These distribution elections include the ability to elect a single lump-sum payment or annual installment payments.
The DCP was amended to grandfather participants prior to December 31, 2004 to remove the six-month waiting period for distributions following separation from service. Distribution elections made after December 31, 2004 require a six-month waiting period following separation from service before distribution of the first payment, as required by Section 409A of the Code. Otherwise, distribution elections include the ability to elect a single lump-sum payment or annual installment payments. Under the DCP, upon termination the NEOs would be entitled to receive the same amounts set forth for each officer in the Aggregate Balance column of the Nonqualified Deferred Compensation Table above, regardless of reason for the termination.

The following table summarizes each NEO’s contributions, earnings, and aggregate balance under the Labcorp Frozen DCP, the Covance DCP, and the DCP as of December 31, 2022.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last FYE ($)
Thomas Pike	—	—	—	—	—
Jill McConnell	—	—	—	—	—
Mark Morais	$12,414				$81,625
Potential Payments Upon Termination or Change in Control
The tables that follow provide information related to compensation payable to each NEO, assuming termination of such executive’s employment on December 30, 2022, or assuming a change in control with a corresponding qualifying termination occurred on December 30, 2022. Amounts also assume the price of Labcorp Common Stock was $235.48, the closing price on December 30, 2022.

Jill McConnell	Voluntary Termination	Early Retirement	Normal Retirement	Involuntary Not for Cause or Good Reason Termination	For Cause	Change-In-Control	Disability		Death
Severance (Related to Base Compensation)	—	—	—	$411,214	—	$411,214	—		—
Severance (Related to Annual Incentive Cash Payments)	—	—	—	$205,607	—	$205,607	—		—
Restricted Stock Units	—	—	—	$162,308	—	$322,477	$322,477		$322,477
Performance Shares	—	—	—	$1,058,144	—	$957,689	$957,689		$957,689
Health & Welfare Benefits	—	—	—	$23,220	—	$23,220	$300,000	$822,430	$822,430
TOTAL	—	—	—	$1,860,493	—	$1,920,207	$1,580,166		$2,102,596

Mark Morais	Voluntary Termination	Early Retirement	Normal Retirement	Involuntary Not for Cause or Good Reason Termination	For Cause	Change-In-Control	Disability	Death
Severance (Related to Base Compensation)	—	—	—	$413,800	—	$413,800	—	—
Severance (Related to Annual Incentive Cash Payments)	—	—	—	$206,900	—	$206,900	—	—
Restricted Stock Units	—	—	—	$43,535	—	$297,525	$297,525	$297,525
Performance Shares	—	—	—	$691,368	—	$646,381	$646,381	$646,381
Health & Welfare Benefits	—	—	—	$23,220	—	$23,200	$300,000	$827,600
TOTAL	—	—	—	$1,478,823	—	$1,587,826	$1,243,906	$1,771,506

Equity Awards
Labcorp’s equity award agreements provide that if the executive has a Separation from Service by reason of death, disability, or for “good reason” or without “cause” within 24 months of a “change of control,” each as defined in the applicable agreements, then all of the restricted stock unit and stock option awards will accelerate in full as of the date of termination. If, unrelated to a change of control, the executive receives a notice of an involuntary Separation from Service without cause or incurs a voluntary Separation from Service for good reason, on or after 6 months following the grant date, then all restricted stock units and stock options that were scheduled to vest within 12 months immediately following the Separation from Service will vest in full on the date of Separation from Service.
Additionally, in the event of a Separation from Service at a time when the executive has attained the age of 65 and completed five full years of service (“Retirement at Age 65 Plus 5”) and (i) the Separation from Service occurs on or after 6 months following the grant date, but before 9 months after the grant date for stock options and restricted stock units granted in 2020 or later (but before December 15 of the applicable grant year for options and restricted stock granted in 2019) the restricted stock units and stock options that were scheduled to vest within 12 months immediately following the Separation from Service will vest upon the date of the Separation from Service, or (ii) if the Separation from Service occurs on or after 9 months from the grant date for stock options or restricted stock units granted in 2020 or later (but on or after December 15 of the applicable grant year for stock options or restricted stock units granted in 2019), then all of the restricted stock unit and stock option awards will vest in full as of the date of the Separation from Service. In the event of a Separation from Service at a time when the executive has attained the age of 55 and the sum of his or her age plus years of service equals or exceeds 70 (“Rule of 70 Retirement”), the restricted stock units and options that were scheduled to vest within 12 months immediately following the Separation from Service will vest upon the date of the Separation from Service. The executive (or his/her heir or executor/executrix, as the case may be) may exercise vested stock options at any time within one year after the date of death, disability, Retirement at Age 65 Plus 5, Rule of 70 Retirement or a specified termination within 24 months of a change in control. (For other terminations, the executive may exercise vested options within 90 days of his/her termination).
The award agreements for performance share awards provide that in the event that an executive’s Separation from Service occurs by reason of death or disability or an involuntary Separation from Service without cause or voluntary Separation from Service for good reason within 24 months of a change of control, then the performance share awards will accelerate at 100% of the target level on the date of the Separation from Service. In the event of a Retirement at Age 65 Plus 5, and (i) the Separation from Service occurs on or after 6 months following the grant date but before 9 months after the grant date for performance share awards granted in 2020 or later (but before December 15 of the applicable grant year for performance share awards granted in 2019), the performance shares will continue to be eligible to vest in a prorated number based on actual achievement of performance metrics as if the executive had not had a Separation from Service or (ii) if the Separation from Service occurs on or after 9 months after the grant date for performance share awards granted in 2020 or later (but on or after December 15 of the applicable grant year for performance share awards granted in 2019), then all of the performance shares will continue to vest in the number of shares set forth in the grant based on actual achievement of performance metrics as if the service had not terminated. In the event of a Rule of 70 Retirement on or after 6 months following the grant date, the performance shares will continue to vest in a prorated number based on actual achievement of performance metrics as if the service had not terminated. If the executive receives a notice of an involuntary Separation from Service without cause or incurs a voluntary Separation from Service for good reason, on or after 6 months following the grant date, then the performance shares will continue to vest in a prorated number based on actual achievement of performance metrics as if the service had not terminated.
For the purposes of the award agreements, a Separation from Service generally has the meaning set forth in Section 409A of the Code and occurs when the Company reasonably anticipates that an executive’s level of services will permanently decrease to 20 percent or less of the average level of services the executive has performed over the immediately preceding 36-month period.

Base Compensation and Annual Incentive Cash Payments
No additional base compensation amounts are payable for terminations resulting from the following events: voluntary termination by the officer without good reason, normal retirement, termination for cause, or termination due to disability or death. A prorated annual incentive cash payment may be made for each of the termination events mentioned in the tables above, except for a voluntary termination, early or normal retirement, or a termination for cause.
U.S. Severance Policy
Labcorp’s U.S. Severance Policy (the “Severance Policy”) provides Ms. McConnell and Mr. Morais, as well as Labcorp’s other eligible employees, with severance payments upon a “qualifying termination”. A “qualifying termination” is generally defined as a position elimination or reduction in force, certain reassignments, relocation to a location that is at least 50 miles away from the original worksite, removal from an assigned office or work location due to a client request, office/site closure, or position elimination as a result of a divestiture of a business or operations, in each case, with certain exceptions. The severance payments for Ms. McConnell and Mr. Morais under the Severance Policy in the event of a qualifying termination are equal to one year of base salary, a pro-rated target bonus, and 12 months of stipend for medical benefits and are conditioned upon the individual’s execution of Labcorp’s standard severance agreement, which includes release of claims in favor of Labcorp. It is expected that Fortrea will adopt a severance policy that is substantially similar to the Labcorp Severance Policy.
Health and Welfare Benefits
In the event of a qualifying termination under the Severance Policy, the medical stipend payment annually for 2022 was $20,220 as determined by Labcorp.
In the event an executive dies while an active employee, the executive’s beneficiary will receive two times such executive’s base annual earnings up to a maximum of $1.5 million from Labcorp’s group term life plan. In addition, eligible, enrolled dependents will receive Labcorp-paid COBRA continuation of coverage for the first six months following the executive’s death (not included in the tables above). If the executive was traveling on Labcorp business at the time of death, the beneficiary will also receive $1 million of business travel accident insurance; this is not reflected in the tables above.
If an executive becomes disabled (i.e., such executive is not able to perform the material duties of executive’s occupation solely because of disease or injury), the executive is generally eligible for salary continuation for the first six months of disability at 100% through Labcorp’s Short-Term Disability Plan. For a disability that extends beyond six months, the Executive Long-Term Disability Plan will pay a monthly benefit equal to 60% of the executive’s base pay plus annual bonus pay, up to a monthly maximum benefit of $25,000 until age 65, as long as the executive remains on disability as defined by the plan.
Perquisites
All perquisites offered to participating NEOs immediately terminate upon the executive’s termination.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth information with respect to the anticipated beneficial ownership of our common stock by:
•each stockholder who is expected following the spinoff to beneficially own more than 5% of our common stock;
•each executive officer named in the Summary Compensation Table;
•each person expected to serve on our board of directors as of the distribution date; and
•all of our executive officers and directors, as a group, expected to serve as of the distribution date.
We have based the percentage amounts set forth below on each indicated person’s beneficial ownership of Labcorp common stock as of May 3, 2023, unless we indicate some other basis, and based on the pro rata distribution of one share of our common stock for every share of Labcorp common stock outstanding. To the extent our directors and executive officers own Labcorp common stock at the time of the spinoff, they will participate in the distribution of our common stock in the spinoff on the same terms as other holders of Labcorp common stock. Immediately after the distribution date, we will have an aggregate of approximately 88.6 million shares of common stock outstanding, based on approximately 88.6 million shares of Labcorp common stock outstanding on as of May 3, 2023. The number of shares of common stock beneficially owned by each stockholder, director or executive officer is determined according to the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as otherwise noted in the footnotes below, each holder identified below has sole voting and investment power with respect to the shares of our common stock beneficially owned. The mailing address for each of the directors and executive officers is c/o: Fortrea Holdings Inc., 8 Moore Drive, Durham, North Carolina 27709.

Directors and Named Executive Officers	Amount and Nature of Beneficial Ownership	Percentage of Class
Thomas Pike	—	*
Jill McConnell	2,500	*
Mark Morais	3,417	*
R. Andrew Eckert	—	*
Betty Larson	—	*
Edward Pesicka	—	*
Dr. Amrit Ray	—	*
David. Smith	—	*
Peter Neupert	10,996	*

Directors and Named Executive Officers as a group	16,913	*

Principal Stockholders:

BlackRock, Inc. 55 East 52nd Street New York, NY 10055	11,474,507(1)	13.00%
The Vanguard Group, Inc. 100 Vanguard Boulevard Malvern, PA 19355	10,450,115(2)	11.79%
______________
*less than 1%
(1)As reported on Schedule 13G/A filed with the SEC on February 10, 2023, on behalf of BlackRock, Inc. (“BlackRock”) in connection with BlackRock’s ownership of Labcorp’s common stock. BlackRock is a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) of the Exchange Act with beneficial ownership of the above listed shares. BlackRock has sole voting power with respect to 10,738,664 shares of Labcorp’s common stock and sole dispositive power of 11,474,507 shares of Labcorp’s common stock.
(2)As reported on Schedule 13G/A filed with the SEC on February 9, 2023, on behalf of The Vanguard Group, Inc. (“Vanguard”) in connection with Vanguard’s ownership of Labcorp’s common stock. Vanguard is a registered investment advisor with beneficial ownership of the above listed shares. Vanguard has shared voting power with respect to 127,036 shares of Labcorp’s common stock, sole dispositive power with respect to 10,082,018 shares of Labcorp’s common stock, and shared dispositive power with respect to 368,097 shares of Labcorp’s common stock.

DESCRIPTION OF CERTAIN INDEBTEDNESS AND OTHER FINANCING
In connection with the spinoff, we expect to incur indebtedness in an aggregate principal amount of approximately $1,640 million, which we expect to consist of borrowings under senior secured term loan facilities and senior secured notes. We also expect to enter into a $450 million senior secured revolving credit facility, which we do not expect to borrow under prior to the spinoff, and an accounts receivable purchase program (“ARPP”), which we also do not expect to take advantage of, other than in a testing capacity, prior to the spinoff. The ARPP establishes a receivables purchase facility that provides for up to approximately $80 million in funding based on the availability of certain eligible receivables and the satisfaction of certain conditions.
We expect to use the proceeds from these debt and other financing transactions to make an expected $1,605 million cash distribution to Labcorp as partial consideration for the assets that will be contributed to us in connection with the spinoff. After giving effect to such payment and approximately $35 million of associated fees and expenses incurred in connection with the entry into the above, we expect to begin operations as an independent company with a cash balance of approximately $120 million. The cash benefit to Labcorp of the dividend offset by the operating cash at spin is expected to be $1,485 million.
Our capital structure, including the terms and conditions thereof, remains under review and will be finalized prior to the spinoff. Once finalized, disclosure regarding our capital structure will be provided in a current report on Form 8-K prior to the consummation of the spinoff. See “Capitalization,” “Unaudited Pro Forma Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity, Capital Resources and Financial Position” and “Description of Certain Indebtedness and Other Financing.” For more information about risks related to our capital structure see “Risk Factors—We may not be able to access the capital and credit markets on terms that are favorable to us, or at all” and “Risk Factors—The terms and conditions of our expected new senior secured term loan facilities, senior secured revolving credit facility, the indenture governing our senior secured notes and the agreement governing the ARPP have not been finalized.”

DESCRIPTION OF CAPITAL STOCK
Our certificate of incorporation and amended and restated bylaws will be amended and restated prior to the completion of the spinoff (our certificate of incorporation, as amended and restated (the “Amended and Restated Certificate of Incorporation”), and our amended and restated bylaws, as further amended and restated (the “Amended and Restated Bylaws”)). The following is a summary of the material terms of our capital stock that will be contained in the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws to be in effect at the time of the spinoff, which you must read for complete information on our capital stock as of the time of the spinoff. The Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, each in a form expected to be in effect at the time of the spinoff, will be included as exhibits to our registration statement on Form 10, of which this information statement forms a part. The summaries and descriptions below do not purport to be complete statements of the DGCL.
General
Our authorized capital stock consists of 265,000,000 shares of common stock, par value $0.001 per share; 30,000,000 shares of preferred stock, par value $0.001 per share.
Dividends on Capital Stock
Our board of directors may declare and pay dividends on our common stock out of funds legally available for that purpose, subject to the rights of holders of preferred stock.
Preferred Stock
At the direction of our board of directors, without any action by the holders of our common stock, we may issue one or more series of preferred stock from time to time. Our board of directors can determine: the number of shares of any series of preferred stock and the designation to distinguish the shares of such series from the shares of all other series; the voting powers, if any, and whether such voting powers are full or limited in such series; the redemption provisions, if any, applicable to such series, including the redemption price or prices to be paid; whether dividends, if any, will be cumulative or noncumulative, the dividend rate of such series, and the dates and preferences of dividends on such series; the rights of such series upon the voluntary or involuntary dissolution of, or upon any distribution of the assets of, the Company; the provisions, if any, pursuant to which the shares of such series are convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock, or any other security, of the Company or any other corporation or other entity, and the rates or other determinants of conversion or exchange applicable thereto; the right, if any, to subscribe for or to purchase any securities of the Company or any other corporation or other entity; the provisions, if any, of a sinking fund applicable to such series; and any other relative, participating, optional, or other special powers, preferences or rights and qualifications, limitations, or restrictions.
Common Stock
The holders of our common stock are entitled to one vote for each share held. Upon liquidation, the holders of our common stock are entitled to share ratably in the assets available for distribution to stockholders after satisfaction of any liquidation preferences of any outstanding preferred stock. The issuance of any shares of any series of preferred stock in future financings, acquisitions, or otherwise may result in dilution of voting power and relative equity interest of the holders of shares of our common stock and will subject our common stock to the prior dividend and liquidation rights of the outstanding shares of the series of preferred stock.
Our common stock has no conversion rights nor are there any redemption or sinking fund provisions with respect to the common stock. Holders of our common stock have no pre-emptive right to subscribe for or purchase any additional stock or securities of Fortrea.

Provisions of Our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws, and Delaware Law That May Have an Anti-Takeover Effect
Certain provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, and Delaware law described in this section may be deemed to have anti-takeover effects. These provisions may discourage or make more difficult an attempt by a stockholder or other entity to acquire control of Fortrea. These provisions may also make more difficult an attempt by a stockholder or other entity to remove management. Specifically, our governing documents will:
•authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to thwart a takeover attempt;
•until the annual meeting of stockholders to be held in 2028, provide for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year, which may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of our board of directors;
•not permit cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
•provide that vacancies on our board of directors, including newly-created directorships, may be filled only by a majority vote of directors then in office;
•prohibit stockholders from nominating director candidates for inclusion in proxy material;
•prohibit stockholders from calling special meetings of stockholders;
•prohibit stockholder action by written consent, thereby requiring all actions to be taken at a meeting of the stockholders;
•establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and
•until the annual meeting of stockholders to be held in 2028, require the approval of holders of at least seventy-five percent (75%) of the outstanding shares of our common stock, voting together as a single class, to amend certain provisions of our Amended and Restated Bylaws and certain provisions of our Amended and Restated Certificate of Incorporation.
We are governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that the person became an interested stockholder, unless:
•prior to the time that the person became an interested stockholder the corporation’s board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the outstanding voting stock of the corporation at the time the transaction commenced, excluding, for the purpose of determining the number of shares outstanding, those shares owned by the corporation’s officers and directors and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to the time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of its stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the corporation’s outstanding voting stock that is not owned by the interested stockholder.
A “business combination” includes mergers, asset sales, or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years did own) 15% or more of the corporation’s voting stock.
The board believes that the foregoing provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws will protect our stockholders against potential self-interested actions of short-term investors, promote the establishment of long-term strategies and goals, and help to prevent abrupt changes in corporate policies based on short-term objectives and the special interests of a select group of stockholders who might have an agenda contrary to the interests of all stockholders.
Market Listing
We have applied to list our common stock on NASDAQ under the symbol “FTRE.”
Transfer Agent, Distribution Agent, and Registrar
American Stock Transfer & Trust Company is currently expected to be the transfer agent, distribution agent, and registrar for our common stock. Our stockholders can contact the transfer agent, distribution agent, and registrar at:
By Mail, Overnight Courier or Hand-Delivery to:
American Stock Transfer & Trust Company
Shareholder Services
6201 Fifteenth Avenue
Brooklyn, NY 11219
By Phone or Email:
Telephone: (800) 937-5449
Outside the U.S., Canada and Puerto Rico: +1 (718) 921-8137
Email: help@astfinancial.com

INDEMNIFICATION OF DIRECTORS AND OFFICERS
Fortrea is incorporated under the laws of the state of Delaware.
Section 145(a) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.
Section 145(b) of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.
Section 145(c) of the DGCL provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue, or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.
Section 145(e) of the DGCL provides that expenses, including attorneys’ fees, incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit, or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL. Such expenses, including attorneys’ fees, incurred by former directors and officers or other persons serving at the request of the corporation as directors, officers, employees, or agents of another corporation, partnership, joint venture, trust, or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.
Section 145(g) of the DGCL specifically allows a Delaware corporation to purchase liability insurance on behalf of its directors and officers and to insure against potential liability of such directors and officers regardless of whether the corporation would have the power to indemnify such directors and officers under Section 145 of the DGCL.
Section 102(b)(7) of the DGCL permits a Delaware corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of directors or officers to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. This provision, however, may not eliminate or limit the liability of (i) a director or officer for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders; (ii) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) a director under Section 174 of the DGCL; (iv) a director or officer for any transaction from which the director or officer derived an improper personal benefit; or (v) an officer in any action by or in the right of the corporation.
Fortrea’s Amended and Restated Certificate of Incorporation will contain a provision permitted under the DGCL relating to the liability of directors and officers. This provision eliminates a director’s or officer’s personal liability to Fortrea to the fullest extent permitted by the DGCL for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:
•any breach of the director’s or officer’s duty of loyalty;
•acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;
•a director under Section 174 of the DGCL (unlawful dividends);
•any transaction from which the director or officer derives an improper personal benefit; or
•an officer in any action by or in the right of the corporation.
The principal effect of the limitation on liability provision is that a stockholder is unable to prosecute an action for monetary damages against a director or officer unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the DGCL. These provisions, however, should not limit or eliminate Fortrea’s rights or any stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director’s fiduciary duty. These provisions do not alter a director’s or officer’s liability under federal securities laws. The inclusion of this provision in Fortrea’s Amended and Restated Certificate of Incorporation may discourage or deter stockholders or management from bringing a lawsuit against directors or officers for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited Fortrea and its stockholders.
The Amended and Restated Certificate of Incorporation will require Fortrea to indemnify and advance expenses to its directors and officers to the fullest extent permitted by the DGCL and other applicable law, except in certain cases of a proceeding instituted by the director or officer without the approval of our board of directors. The Amended and Restated Certificate of Incorporation will provide that Fortrea is required to indemnify its directors and officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees, and other expenses incurred in connection with threatened, pending, or completed legal proceedings because of the director’s or officer’s positions with Fortrea or another entity that the director or officer serves at our request, subject to various conditions, and to advance funds to the directors and officers to enable them to defend against such proceedings.
It is anticipated that Fortrea will obtain directors’ and officers’ liability insurance which insures against certain liabilities that its directors and officers and its subsidiaries, may, in such capacities, incur.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form 10 under the Exchange Act relating to shares of our common stock, including those being distributed in the spinoff. This information statement is a part of that registration statement but does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information relating to us and our common stock, reference is made to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules on the SEC's website at http://www.sec.gov.
As a result of the spinoff, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements, and other information with the SEC. Those periodic reports, proxy statements, and other information will be available at the SEC's website at http://www.sec.gov.
We intend to furnish holders of our common stock with annual reports containing financial statements prepared in accordance with GAAP and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.
We plan to make available free of charge on our website, www.fortrea.com, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. Furthermore, all of these documents will be provided free of charge to any stockholders requesting a copy by writing to: Fortrea Holdings Inc., 8 Moore Drive, Durham, North Carolina 27709, Attention: Hima Inguva, (877) 495-0816. We will use our website as a channel for routine distribution of important information, including news releases, analyst presentations, and financial information. In addition, our website allows investors and other interested persons to sign up to automatically receive e-mail alerts when we post news releases and financial information on our website.
The information on our website is not, and shall not be deemed to be, a part of this information statement or incorporated into any other filings we make with the SEC.
No person is authorized to give any information or to make any representations with respect to the matters described in this information statement other than those contained in this information statement or in the documents incorporated by reference in this information statement and, if given or made, such information or representation must not be relied upon as having been authorized by us or Labcorp. Neither the delivery of this information statement nor consummation of the spinoff shall, under any circumstances, create any implication that there has been no change in our affairs or those of Labcorp since the date of this information statement, or that the information in this information statement is correct as of any time after its date.

CHANGE IN LABCORP’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
On October 13, 2022, the Audit Committee of the Labcorp Board (the “Labcorp Audit Committee”) engaged PricewaterhouseCoopers LLP (“PwC”) as our independent registered public accounting firm for the fiscal year ending December 31, 2020 (“fiscal 2020”). Also, on October 13, 2022, the Labcorp Audit Committee engaged Deloitte & Touche LLP (“Deloitte”) as our independent registered public accounting firm for the fiscal years ending December 31, 2021 and December 31, 2022, respectively.
The Labcorp Audit Committee dismissed PwC as our independent registered public accounting firm effective at the time of the initial confidential submission of the registration statement on Form 10 of which this information statement is a part, on February 13, 2023. PwC's report on our combined financial statements for fiscal 2020 did not contain any adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.
During the fiscal years ended December 31, 2022 and December 31 2021, and in the subsequent interim period through February 13, 2023, (i) there were no disagreements with PwC (within the meaning of Item 304(a)(1)(iv) of Regulation S-K) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure that if not resolved to PwC’s satisfaction, would have caused PwC to make reference thereto in its reports; and (ii) there were no “reportable events” (as defined by Item 304(a)(1)(v) of Regulation S-K).
We provided PwC with a copy of the foregoing disclosures and requested that PwC provide a letter addressed to the SEC stating whether it agrees with such disclosures. A copy of PwC’s letter is filed as Exhibit 16.1 to the registration statement on Form 10 of which this information statement is a part.
During the fiscal years ended December 31, 2021 and 2020, and the subsequent interim period through October 13, 2022, neither we nor anyone on our behalf consulted Deloitte regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that Deloitte concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue; (ii) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions; or (iii) any reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K.

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
CONDENSED COMBINED BALANCE SHEETS
(In Millions)
(unaudited)

	March 31, 2023	December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$120.2	$112.0
Accounts receivable and unbilled services, net	996.6	1,022.2
Prepaid expenses and other	126.0	112.7
Total current assets	1,242.8	1,246.9
Property, plant and equipment, net	180.4	164.9
Goodwill, net	2,009.8	1,997.3
Intangible assets, net	812.3	823.3
Deferred income taxes	1.2	1.2
Other assets, net	60.8	54.3
Total assets	$4,307.3	$4,287.9
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$102.6	$81.5
Accrued expenses and other current liabilities	271.1	322.7
Unearned revenue	258.0	271.5
Short-term operating lease liabilities	23.9	23.3
Total current liabilities	655.6	699.0
Operating lease liabilities	43.3	40.1
Deferred income taxes and other tax liabilities	180.6	184.5
Other liabilities	22.3	21.7
Total liabilities	901.8	945.3
Commitments and contingent liabilities (Note 4)
Equity
Net parent investment	3,662.6	3,618.6
Accumulated other comprehensive loss	(257.1)	(276.0)
Total equity	3,405.5	3,342.6
Total liabilities and equity	$4,307.3	$4,287.9
The accompanying notes are an integral part of these unaudited condensed combined financial statements.

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
CONDENSED COMBINED STATEMENTS OF OPERATIONS
(In Millions)
(unaudited)

	Three Months Ended March 31,
	2023	2022
Revenues	$764.2	$779.0
Costs and expenses:
Direct costs, exclusive of depreciation and amortization (including costs incurred from related parties of $21.7 and $20.2 during the three months ended March 31, 2023 and 2022, respectively)	636.2	638.1
Selling, general and administrative expenses, exclusive of depreciation and amortization	78.0	75.0
Depreciation and amortization	22.8	23.6
Restructuring and other charges	1.2	9.6
Total costs and expenses	738.2	746.3
Operating income	26.0	32.7
Other income (expense):
Foreign exchange gain (loss)	(5.5)	4.3
Other, net	0.6	0.5
Income before income taxes	21.1	37.5
Provision for income taxes	3.7	5.0
Net income	$17.4	$32.5
The accompanying notes are an integral part of these unaudited condensed combined financial statements.

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In Millions)
(unaudited)

	Three Months Ended March 31,
	2023	2022
Net income	$17.4	$32.5
Foreign currency translation adjustments	18.9	(34.6)
Comprehensive income (loss)	$36.3	$(2.1)
The accompanying notes are an integral part of these unaudited condensed combined financial statements.

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
CONDENSED COMBINED STATEMENTS OF CHANGES IN EQUITY
(In Millions)
(unaudited)

	Parent Company Investment	Accumulated Other Comprehensive Loss	Total Equity
	Three Months Ended March 31, 2023
Balance at December 31, 2022	$3,618.6	$(276.0)	$3,342.6
Net income	17.4	—	17.4
Other comprehensive income, net of tax	—	18.9	18.9
Net transfers from Parent	26.6	—	26.6
Balance at March 31, 2023	$3,662.6	$(257.1)	$3,405.5
	Three Months Ended March 31, 2022
Balance at December 31, 2021	$3,409.0	$(148.4)	$3,260.6
Net income	32.5	—	32.5
Other comprehensive loss, net of tax	—	(34.6)	(34.6)
Net transfers from Parent	88.6	—	88.6
Balance at March 31, 2022	$3,530.1	$(183.0)	$3,347.1
The accompanying notes are an integral part of these unaudited condensed combined financial statements.

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
CONDENSED COMBINED STATEMENTS OF CASH FLOWS
(In millions)
(unaudited)

	Three Months Ended March 31,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$17.4	$32.5
Adjustments to reconcile net earnings to net cash provided by (used for) operating activities:
Depreciation and amortization	22.8	23.6
Stock compensation	6.7	6.2
Operating lease right-of-use asset expense	7.8	6.8
Goodwill and other asset impairments	—	—
Deferred income taxes	(3.7)	(5.0)
Other, net	0.8	2.4
Change in assets and liabilities (net of effects of acquisitions):	—	—
(Increase) decrease in accounts receivable and unbilled services	26.8	(21.9)
Increase in prepaid expenses and other	(18.6)	(18.2)
Increase in accounts payable	20.9	1.6
Decrease in deferred revenue	(13.9)	(2.5)
Decrease in accrued expenses and other	(63.6)	(86.1)
Net cash provided by (used for) operating activities	3.4	(60.6)
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(16.2)	(11.4)
Proceeds from sale of assets	—	0.3
Net cash used for investing activities	(16.2)	(11.1)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net transfers from Parent	19.9	82.4
Net cash provided by financing activities	19.9	82.4
Effect of exchange rate changes on cash and cash equivalents	1.1	(0.8)
Net increase in cash and cash equivalents	8.2	9.9
Cash and cash equivalents at beginning of period	112.0	94.6
Cash and cash equivalents at end of period	$120.2	$104.5
The accompanying notes are an integral part of these unaudited condensed combined financial statements.

1.    BASIS OF FINANCIAL STATEMENT PREPARATION
Background
On July 28, 2022, Laboratory Corporation of America Holdings (“Labcorp” or “Parent”) announced that its Board of Directors had authorized Labcorp to pursue a spinoff of its wholly owned Clinical Development and Commercialization Services business (“CDCS” the “Business”, the “Company”) to Labcorp’s shareholders. The planned spinoff will result in two independent, publicly traded companies.
Labcorp is targeting completion of the planned spinoff in mid-2023. The spinoff will be subject to the satisfaction of certain customary conditions, including, among others, the receipt of final approval by Labcorp’s Board of Directors, the receipt of appropriate assurances regarding the generally tax-free nature of the spinoff for U.S. federal income tax purposes and effectiveness of any required filings with the Securities and Exchange Commission.
The CDCS business will be transferred to Fortrea Holdings Inc. (“Fortrea”), a Delaware corporation incorporated on January 31, 2023, and its shares will be distributed to Labcorp stockholders. Fortrea is currently a wholly owned subsidiary of Labcorp. It has not commenced operations and does not have, nor will have, more than nominal assets or liabilities or any commitments and contingencies prior to the expected transfer of the CDCS business to Fortrea. Labcorp will complete the internal restructuring, which will result in Fortrea becoming the parent company of the Labcorp operations comprising, and the entities that will conduct, the CDCS business.
Description of Business
CDCS is a leading global contract research organization (“CRO”) providing comprehensive phase I through IV biopharmaceutical product and medical device services, patient access solutions and other enabling services to pharmaceutical, biotechnology, and medical device customers. The Company offers these services using comprehensive full service, functional service and hybrid delivery models. CDCS also provides software applications that support clinical trials with site, study, subject and clinical supply management solutions.
The Company manages its business in two reportable segments - Clinical Services and Enabling Services. The Clinical Services segment, provides services across the clinical pharmacology, clinical development and other clinical service spectrum utilizing enabling services and technology through multiple delivery models. The Enabling Services segment provides technology solutions directly to customers that streamlines complex randomization and optimizes the trial drug supply process, while minimizing operational costs and supporting timely and accurate patient dosing. For further financial information about these, see Note 8, Business Segment Information to the Combined Financial Statements.
The Company maintains primary office locations in five countries worldwide including the US, UK, China, India and Singapore with field operations in other jurisdictions and supports clinical trial activity in more than 90 countries.
Basis of Financial Statement Presentation
The Company has historically existed and functioned as part of the consolidated business of Labcorp. These condensed combined financial statements reflect the historical financial position, results of operations and cash flows of the Company, for the periods presented, prepared on a “carve-out” basis and have been derived from the consolidated financial statements and accounting records of Labcorp using the historical results of operations and historical basis of assets and liabilities of the Company and reflect Labcorp’s net investment in the Company. The Company’s condensed combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The condensed combined financial statements do not necessarily reflect what the financial position, results of operations, and cash flows would have been had it operated as a standalone company during the periods presented.
The accompanying condensed combined financial statements of the Company are unaudited. In the opinion of management, all adjustments necessary for a fair statement of results of operations, cash flows, and financial position have been made. Except as otherwise disclosed, all such adjustments are of a normal recurring nature. Interim results are not necessarily indicative of results for a full year. The year-end condensed combined balance sheet data was derived from audited financial statements but does not include all disclosures required by generally accepted accounting principles. The condensed combined financial statements and notes are presented in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) and do not contain certain information included in the Company’s fiscal year 2022 annual report. Therefore, these interim statements should be read in conjunction with the combined financial statements and notes thereto contained in the Company’s annual audited combined financial statements.
The condensed combined statements of operations include all revenues and costs directly attributable to our business. The condensed combined statements of operations also include costs for certain centralized functions and programs provided and administered by Labcorp that are allocated to the Company. These centralized functions and programs include, but are not limited to legal, tax, treasury, risk management, sales expenses, information technology, human resources, finance, supply chain, executive leadership and stock-based compensation.
These expenses were allocated to the Company based on direct usage when identifiable or, when not directly identifiable, on the basis of proportional net revenues or headcount or other reasonable driver, as applicable. The Company considers the basis on which the expenses have been allocated to reasonably reflect the utilization of services provided to, or the benefit received by, the Company during the periods presented. However, the allocations may not reflect the expenses the Company would have incurred as an independent company for the periods presented. Actual costs that may have been incurred if the Company had been a standalone company would depend on a number of factors, including the organizational structure, whether functions were outsourced or performed by employees, and strategic decisions made in areas such as information technology and infrastructure. For a period following the spinoff, however, some of these functions will continue to be provided by Labcorp under one or more planned transition services agreements.
Labcorp utilizes a centralized approach to cash management and financing of its operations. The cash and cash equivalents held by Labcorp at the corporate level are not specifically identifiable to the Company and therefore have not been reflected in the Company’s condensed combined balance sheets. Cash and cash equivalents in the condensed combined balance sheets represent cash and cash equivalents held by the Company. Cash transfers between Labcorp and the Company are accounted for through net parent investment.
The condensed combined financial statements include certain assets and liabilities that have historically been held at the Labcorp corporate level but are specifically identifiable or otherwise attributable to the Company. Labcorp’s third-party long-term debt and the related interest expense have not been allocated to the Company for any of the periods presented because the Company was not the legal obligor of such debt.
A net parent investment is shown in lieu of common stock and retained earnings accounts in the condensed combined financial statements. The total net effect of the settlement of the transactions between the Company and Labcorp, exclusive of those historically settled in cash, is reflected in the condensed combined statements of cash flows in cash flows from financing activities as net transfers (to) from parent company and in the condensed combined balance sheets as net parent investment.
All intercompany transactions within the Company have been eliminated. All transactions between the Company and Labcorp have been included in these condensed combined financial statements. Transactions between the Company and Labcorp are considered to be effectively settled at the time the transactions are recorded and included as a component of net parent investment in the Condensed Combined Balance Sheet and net transfers to parent in the Condensed Combined Statement of Cash Flows. The Company anticipates that the net parent investment will be settled at the time of the spinoff. Refer to Note 6, Related Party Transactions, for further information.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and unbilled services.

The Company maintains cash and cash equivalents with various major financial institutions. These financial institutions are generally highly rated and geographically dispersed. The Company evaluates the relative credit standing of these financial institutions, and has not sustained credit losses from instruments held at financial institutions.
Substantially all of the Company’s accounts receivable and unbilled services are with companies in the pharmaceutical, biotechnology and medical device industries. As of March 31, 2023, one pharmaceutical company accounted for approximately 12.5% of the Company's combined gross accounts receivable and unbilled services. As of December 31, 2022, a separate pharmaceutical company accounted for approximately 10.5% of the Company's combined gross accounts receivable and unbilled services. Additionally, for the three months ended March 31, 2023 and 2022, no customer accounted for more than 10% of revenues. Concentrations of credit risk are mitigated due to the number of the Company’s customers, as well as their dispersion across many different geographic regions. Additionally, the Company applies assumptions and judgments, including historical collection experience and reasonable and supportable forecasts, for assessing collectability and determining allowances for doubtful accounts.
Subsequent Events
The Company evaluated subsequent events for matters that may require recognition or disclosure through May 15, 2023, the date of issuance.

2.    REVENUES
The Company provides end-to-end clinical development services predominantly to pharmaceutical, biotechnology and medical device companies worldwide. The Company’s revenue by segment and geography for the three months ended March 31, 2023 and 2022 is as follows:

	Three Months Ended March 31, 2023				Three Months Ended March 31, 2022
	Europe	North America	Other	Total	Europe	North America	Other	Total
Clinical Services	$196.0	$351.9	$144.2	$692.1	$222.4	$338.4	$146.4	$707.2
Enabling Services	—	72.0	0.1	72.1	—	71.3	0.5	71.8
Total	$196.0	$423.9	$144.3	$764.2	$222.4	$409.7	$146.9	$779.0
Contract Costs
The following table provides information about contract asset balances:

	March 31, 2023	December 31, 2022
Sales commission assets	$18.8	$18.6
Deferred contract costs	14.1	14.8
Total	$32.9	$33.4
Amortization related to sales commission assets for the three months ended March 31, 2023 and 2022 was $4.5 and $3.4, respectively. Amortization related to deferred contract costs for the three months ended March 31, 2023 and 2022 was $2.4 and $3.1, respectively. The Company applies the practical expedient to not recognize the effect of financing in its contracts with customers, when the difference in timing of payment and performance is one year or less.

Accounts Receivable, Unbilled Services and Unearned Revenue
The following table provides information about accounts receivables, unbilled services, and unearned revenue from contracts with customers:

	March 31, 2023	December 31, 2022
Accounts receivable	$467.2	$449.2
Unbilled services	550.2	585.7
Less: allowance for credit losses	(20.8)	(12.7)
Total	$996.6	$1,022.2

Unearned revenue	$258.0	$271.5
Revenue recognized during the period, that was included in the unearned revenue balance at the beginning of the period, was $112.8 and $128.2 for the three months ended March 31, 2023 and 2022, respectively.
Credit Loss Rollforward
The Company estimates future expected losses on accounts receivable and unbilled services over the remaining collection period of the instrument.
The rollforward for the allowance for credit losses for the three months ended March 31, 2023 is as follows:

Accounts Receivable
Allowance for credit losses as of December 31, 2022	$12.7
Credit loss expense	8.9
Write-offs	(0.8)
Foreign currency impact	—
Allowance for credit losses as of March 31, 2023	$20.8
Performance Obligations Under Long-Term Contracts
Long-term contracts at the Company consist primarily of fully managed clinical studies. The amount of existing performance obligations under such long-term contracts unsatisfied as of March 31, 2023 was $4,720.0. The Company expects to recognize approximately 30% of the existing performance obligations as of March 31, 2023 as revenue over the following 12 months, and the remaining balance thereafter. The Company's long-term contracts generally range from 1 to 8 years.
The Company applies the practical expedient and does not disclose information about remaining performance obligations that have original expected durations of one year or less. Revenue of $(10.9) and $30.9 was recognized during the three months ended March 31, 2023 and 2022, respectively, from performance obligations that were partially satisfied in a previous period. For the three months ended March 31, 2023, such amounts were primarily related to changes in estimates and to a much lesser extent changes in scope. For the three months ended March 31, 2022, such amounts were primarily related to changes in scope and to a much lesser extent, changes in estimates.
3.    GOODWILL AND INTANGIBLE ASSETS
The Company's goodwill and intangible assets are primarily the result of the original acquisitions of the CDCS business by Labcorp and were allocated to the CDCS business using a relative fair value approach. Subsequent acquisitions of businesses were allocated to the CDCS business based on the inclusion of the business activities using valuations at the time of acquisition.

The changes in the carrying amount of goodwill (net of impairment) for the three months ended March 31, 2023 and 2022 are as follows:

	Clinical Services		Enabling Services		Total
	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022
Balance as of December 31	$1,707.4	$1,791.0	$289.9	$289.9	$1,997.3	$2,080.9
Goodwill acquired during the period	—	—	—	—	—	—
Foreign currency impact and other adjustments to goodwill	12.5	(22.5)	—	—	12.5	(22.5)
Balance as of March 31	$1,719.9	$1,768.5	$289.9	$289.9	$2,009.8	$2,058.4
The Company assesses goodwill for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. The Company recognizes an impairment charge for the amount by which the reporting unit's carrying amount exceeds its fair value.
Although the Company believes that the current assumptions and estimates used in its goodwill analysis are reasonable, supportable, and appropriate, continued efforts to maintain or improve the performance of these businesses could be impacted by unfavorable or unforeseen changes which could impact the existing assumptions used in the impairment analysis. Various factors could reasonably be expected to unfavorably impact existing assumptions: primarily delays in new customer bookings and the related delay in revenue from new customers, increases in customer termination activity or increases in operating costs. In addition, the ongoing nature of the COVID-19 pandemic, inflation, and changes to macroeconomic growth trends may unfavorably impact existing assumptions. Accordingly, there can be no assurance that the estimates and assumptions made for the purposes of the goodwill impairment analysis will prove to be accurate predictions of future performance.
The components of identifiable intangible assets are as follows:

	March 31, 2023			December 31, 2022
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$1,198.7	$(394.1)	$804.6	$1,191.1	$(376.7)	$814.4
Technology	53.7	(48.5)	5.2	53.7	(47.8)	5.9
Non-compete agreements	6.5	(4.1)	2.4	6.5	(3.7)	2.8
Land use rights	6.8	(6.7)	0.1	6.8	(6.6)	0.2
Total	$1,265.7	$(453.4)	$812.3	$1,258.1	$(434.8)	$823.3
Amortization of intangible assets was $15.9 and $16.9 for the three months ended March 31, 2023 and 2022, respectively. Amortization expense of intangible assets is estimated to be $47.8 for the remainder of 2023, $63.4 in 2024, $60.5 in 2025, $59.6 in 2026, $59.6 in 2027, and $521.4 thereafter.
4.    COMMITMENTS AND CONTINGENT LIABILITIES
The Company is involved from time to time in various claims and legal actions arising in the ordinary course of business. These matters may include commercial and contract disputes, employee-related matters, and professional liability claims. In accordance with FASB ASC 450 “Contingencies,” the Company establishes reserves for claims and legal actions when those matters present loss contingencies that are both probable and estimable. When loss contingencies are not both probable and estimable, the Company does not establish reserves. The Company does not believe that any liabilities related to such claims and legal actions will have a material effect on its financial condition, results of operations or cash flows.

The Company believes that it is in compliance in all material respects with all statutes, regulations, and other requirements applicable to its drug development support services. The drug development industry is, however, subject to extensive regulation, and the courts have not interpreted many of the applicable statutes and regulations. Therefore, the applicable statutes and regulations could be interpreted or applied by a prosecutorial, regulatory, or judicial authority in a manner that would adversely affect the Company. Potential sanctions for violation of these statutes and regulations include significant civil and criminal penalties, fines, the loss of various licenses, certificates and authorizations, and/or additional liabilities from third-party claims.
Labcorp obtains insurance coverage for certain catastrophic exposures as well as those risks required to be insured by law or contract. The Company is covered by those policies but is responsible for the uninsured portion of losses related primarily to general, professional and vehicle liability, certain medical costs and workers' compensation. The self-insured retentions are on a per-occurrence basis without any aggregate annual limit. Provisions for losses expected under these programs are recorded based upon the Company's estimates of the aggregated liability of claims incurred.
5.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The components of accumulated other comprehensive income (loss) are as follows:

	Foreign Currency Translation Adjustments	Net Benefit Plan Adjustments	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2022	$(267.2)	$(8.8)	$(276.0)
Current year adjustments	18.9	—	18.9
Tax effect of adjustments	—	—	—
Balance at March 31, 2023	$(248.3)	$(8.8)	$(257.1)

Balance at December 31, 2021	$(140.2)	$(8.2)	$(148.4)
Current year adjustments	(34.6)	—	(34.6)
Tax effect of adjustments	—	—	—
Balance at March 31, 2022	$(174.8)	$(8.2)	$(183.0)
6.    RELATED PARTY TRANSACTIONS
The condensed combined financial statements have been prepared on a standalone basis and are derived from the condensed consolidated financial statements and accounting records of Labcorp. The following discussion summarizes activity between the Company and Labcorp.
Allocation of General Corporate and Other Expenses
The condensed combined statements of operations include expenses for certain centralized functions and other programs provided and administered by Labcorp that are charged directly to the Company. In addition, for purposes of preparing these condensed combined financial statements on a carve-out basis, a portion of Labcorp’s total corporate expenses has been allocated to the Company. See Note 1, Basis Of Financial Statement Preparation, for a discussion of the methodology used to allocate corporate-related costs for purposes of preparing these financial statements on a carve-out basis.

The following table is a summary of corporate and other allocations for the three months ended March 31, 2023 and 2022:

	Three Months Ended March 31,
	2023	2022
Direct costs, exclusive of depreciation and amortization	$41.2	$41.5
Selling, general and administrative expenses, exclusive of depreciation and amortization	49.7	53.7
Restructuring and other charges	0.1	0.6
Foreign exchange gain (loss)	(1.0)	1.0
Corporate and other allocations	$90.0	$96.8
Included in the aforementioned amounts are $73.4 and $75.7 related to costs for certain centralized functions and programs provided and administered by Labcorp that are charged directly to the Company for the three months ended March 31, 2023 and 2022, respectively. In addition, a portion of Labcorp’s total corporate expenses have been allocated to the Company for services from Labcorp. These costs were $16.6 and $21.1 for the three months ended March 31, 2023 and 2022, respectively. The allocations of foreign exchange gain (loss) represent the allocation of the results of hedging activities performed by Labcorp on behalf of the Company.
The Company has arrangements with third parties where the services are subcontracted to Labcorp (and its affiliates that are not part of the planned transaction). The Company’s direct costs include items purchased from Labcorp totaling $21.7 and $20.2 for the three months ended March 31, 2023 and 2022, respectively. These purchases were primarily comprised of central lab pass-thru costs of $21.3 and $19.7 for the three months ended March 31, 2023 and 2022, respectively.
Hedging Activities
The Company does not enter into any derivative contracts with external counterparties. However, Labcorp enters into foreign currency forward contracts with external counterparties to hedge certain foreign currency transactions with exposure predominantly to the Euro and British Pound. These contracts do not qualify for hedge accounting and the changes in fair value are recorded directly to earnings. Earnings related to these contracts were included in the condensed combined statements of operations as part of corporate allocations.
Net Transfers To and From Labcorp
Net transfers to and from Labcorp are included within net parent investment on the condensed combined statements of changes in equity. The components of the transfers to and from Labcorp during the three months ended March 31, 2023 and 2022 were as follows:

	Three Months Ended March 31,
	2023	2022
General financing activities	$(63.4)	$(8.2)
Corporate allocations	83.3	90.6
Stock compensation expense	6.7	6.2
Total net transfers (to) from parent	$26.6	$88.6

7.    SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended March 31,
	2023	2022
Supplemental schedule of cash flow information:
Cash paid during period for:
Interest	$—	$0.1
Income taxes, net of refunds	4.6	6.5
Disclosure of non-cash investing activities:
Change in accrued property, plant and equipment	(0.1)	0.1
8.    BUSINESS SEGMENT INFORMATION
The following tables are a summary of segment information for the three months ended March 31, 2023 and 2022. The segment information is based upon the way the management of the Company organizes segments within an enterprise for making operating decisions and assessing performance. Financial information is reported on the basis that it is used internally by the chief operating decision maker (“CODM”) for evaluating segment performance and deciding how to allocate resources to segments. The Fortrea chief executive officer has been identified as the CODM.
The CODM allocates resources and assesses performance based on the underlying CDCS businesses which determines the Company's operating segments. The Company reports its business in two reportable segments, Clinical Services, which runs Phase I through Phase III clinical trials, commercialization services and post-launch support (Phase IV clinical trials), and Enabling Services, which provides software applications to support clinical trials. When determining the reportable segments, the Company aggregated operating segments based on their similar economic and operating characteristics. The CODM evaluates performance using Revenue and Segment operating income. Segment asset information is not presented because it is not used by the CODM at the segment level.
Through the spinoff date, the condensed combined statements of operations include costs for certain centralized functions and programs provided and administered by Labcorp that are charged directly to the Company. These centralized functions and programs include, but are not limited to legal, tax, treasury, risk management, sales expenses, information technology, human resources, finance, supply chain, executive leadership and stock-based compensation. These additional allocations were reported as “corporate and other allocations” in the table below.

Operating income (loss) of each segment represents revenues less directly identifiable expenses to arrive at operating income for the segment.

	Three Months Ended March 31,
	2023	2022
Revenues
Clinical Services	$692.1	$707.2
Enabling Services	72.1	71.8
Total revenues	$764.2	$779.0

Operating Income
Clinical Services	$58.5	$75.3
Enabling Services	2.4	4.7
Segment operating income:	60.9	80.0
Corporate costs not allocated to segments	(17.8)	(20.8)
Amortization	(15.9)	(16.9)
Goodwill and other asset impairments	—	—
Restructuring and other charges	(1.2)	(9.6)
Total operating income (loss)	$26.0	$32.7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Laboratory Corporation of America Holdings
Opinion on the Financial Statements
We have audited the accompanying combined balance sheets of Clinical Development and Commercialization Services Business (the “Company”), a business of Laboratory Corporation of America Holdings (“Labcorp”), as of December 31, 2022 and 2021, the related combined statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Emphasis of a Matter
As disclosed in Note 2 to the financial statements, the accompanying financial statements were derived from the consolidated financial statements and accounting records of Laboratory Corporation of America Holdings. These financial statements reflect the historical financial position, results of operations and cash flows of the Company for the periods presented as the Company was historically managed within Laboratory Corporation of America Holdings. The financial statements may not be indicative of the Company’s future performance and do not necessarily reflect what the results of operations, financial position and cash flows would have been had it operated as an independent company during the periods presented. Our opinion is not modified with respect to this matter.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition for Full-Service Clinical Trial Contracts— Refer to Notes 2 and 3 to the financial statements
Critical Audit Matter Description
The Company provides Phase I through Phase IV clinical development services to pharmaceutical, biotechnology, and medical device companies worldwide. A majority of the Company’s revenues are earned under contracts that are long term in nature, ranging in duration from a few months to many years. The majority of the Company's contracts contain a single performance obligation, as the Company provides a significant service of integrating all promises in the contract and the promises are highly interdependent and interrelated with one another.
Fixed-price contracts are typically recognized as revenue over time based on a proportional-performance basis, using either input or output methods that are specific to the service provided. When using an input method, revenue is recognized by dividing the actual costs incurred by the total estimated contract costs expected to complete the contract and multiplying that percentage by the total contract value. Contract costs principally include direct labor and reimbursable out-of-pocket costs. The estimate of total costs expected to complete the contract requires significant judgment and estimates are based on various assumptions of events that often span several years. These estimates are reviewed periodically, and any adjustments are recognized on a cumulative catch-up basis in the period they become known.
Given the judgments necessary to recognize revenue for fixed-price contracts that use an input method based on estimated total costs, auditing such estimates required extensive audit effort due to the complexity of these contracts and a high degree of auditor judgment when performing audit procedures and evaluating the results of those procedures.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to management’s estimates of costs for purposes of revenue recognition for full-service contracts which use an input method based on estimated total contract costs included the following, among others:
•We tested the effectiveness of controls over fixed-price contract revenue, including those over the estimates of total costs related to the performance obligation.
•We selected a sample of long-term contracts and performed the following:
◦Evaluated whether the contracts were appropriately accounted for by management based on the terms and conditions of each contract, including whether over time revenue recognition was appropriate.
◦Compared the transaction prices to the consideration expected to be received based on current rights and obligations under the contracts and any contract modifications that were agreed upon with the customers.
◦Evaluated management’s identification of distinct performance obligations, including assessing whether the underlying services were highly interdependent or highly interrelated.
◦Tested the accuracy and completeness of the total contract costs incurred to date for the performance obligation.
◦Evaluated the estimates of total contract cost for the performance obligation by:
–Comparing costs incurred to date to the costs management estimated to be incurred to date.
–Assessing management’s ability to achieve the estimates of total contract costs by performing corroborating inquiries with the Company’s project managers and project financial analysts and comparing the estimates to management’s work plans and cost estimates.

–Comparing management’s estimates for the selected contracts to historical experience and original budgets, when applicable.
◦Tested the mathematical accuracy of management’s calculation of revenue for the performance obligation.
•We evaluated management’s ability to accurately estimate total contract costs and revenue by comparing actual costs to management’s historical estimates for performance obligations that have been fulfilled.
Income Taxes — Application of Separate Return Method – Refer to Notes 2 and 11 to the financial statements
Critical Audit Matter Description
The Company is included in U.S. federal and certain state, local and foreign income tax return filings of Laboratory Corporation of America Holdings. For purposes of these financial statements, the Company’s income tax provision is determined on a separate return basis as if the Company was a stand-alone entity, based on management’s interpretation of the tax regulations and rulings in numerous taxing jurisdictions. When calculating the income tax provision, management made certain estimates and assumptions when identifying and measuring deferred tax assets and liabilities and uncertain tax positions.
How the Critical Audit Matter Was Addressed in the Audit
With the assistance of our income tax specialists, our audit procedures related to management’s application of the separate return basis included the following, among others:
•We evaluated the completeness of the Company’s identification of deferred tax assets and liabilities by:
–Comparing the deferred tax assets and liabilities to those historically identified and accounted for by Laboratory Corporation of America Holdings.
–Analyzing the deferred tax assets and liabilities attributed to the allocation of assets and liabilities historically held by Laboratory Corporation of America Holdings, as applicable.
•We selected a sample of book to tax differences and tested the accuracy, completeness, and classification of each selection.
•We evaluated management’s computations supporting the U.S. federal income tax provision.
•We developed an expectation of the foreign income tax provision by jurisdiction and compared it to the recorded balances.
•We evaluated management’s significant judgments regarding the identification and measurement of uncertain tax positions by analyzing uncertain tax positions of Laboratory Corporation of America Holdings and determining which positions were attributable to the separate operations of the Company.

/s/ Deloitte & Touche LLP
Raleigh, North Carolina
May 15, 2023
We have served as the Company’s auditor since 2022.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Laboratory Corporation of America Holdings
Opinion on the Financial Statements
We have audited the combined statements of operations, of comprehensive income (loss), of changes in equity and of cash flows of the Clinical Development and Commercialization Services Business (the “Company”), a business of Laboratory Corporation of America Holdings, for the year ended December 31, 2020, including the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of these combined financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP
Florham Park, New Jersey
February 13, 2023, except for the change in composition of reportable segments discussed in Note 18, as to which the date is May 15, 2023
We served as the Company's auditor from 2022 to 2023.

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
COMBINED BALANCE SHEETS
(In Millions)

	December 31, 2022	December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$112.0	$94.6
Accounts receivable and unbilled services, net	1,022.2	927.0
Prepaid expenses and other	112.7	95.9
Total current assets	1,246.9	1,117.5
Property, plant and equipment, net	164.9	162.6
Goodwill, net	1,997.3	2,080.9
Intangible assets, net	823.3	935.5
Deferred income taxes	1.2	1.4
Other assets, net	54.3	70.8
Total assets	$4,287.9	$4,368.7
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$81.5	$60.5
Accrued expenses and other current liabilities	322.7	435.2
Unearned revenue	271.5	307.0
Short-term operating lease liabilities	23.3	24.0
Total current liabilities	699.0	826.7
Operating lease liabilities	40.1	53.2
Deferred income taxes and other tax liabilities	184.5	210.3
Other liabilities	21.7	17.9
Total liabilities	945.3	1,108.1
Commitments and contingent liabilities (Note 13)
Equity:
Net parent investment	3,618.6	3,409.0
Accumulated other comprehensive loss	(276.0)	(148.4)
Total equity	3,342.6	3,260.6
Total liabilities and equity	$4,287.9	$4,368.7
The accompanying notes are an integral part of these combined financial statements.

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
COMBINED STATEMENTS OF OPERATIONS
(In Millions)

	Years Ended December 31,
	2022	2021	2020
Revenues	$3,096.1	$3,057.5	$2,580.3
Costs and expenses:
Direct costs, exclusive of depreciation and amortization (including costs incurred from related parties of $87.1, $70.1 and $54.7 during the years ended December 31, 2022, 2021 and 2020, respectively. Note 16)	2,447.4	2,453.1	2,091.2
Selling, general and administrative expenses, exclusive of depreciation and amortization	279.8	303.1	267.6
Depreciation and amortization	92.7	166.3	119.0
Goodwill and other asset impairments	9.8	—	405.7
Restructuring and other charges	30.5	20.7	11.0
Total costs and expenses	2,860.2	2,943.2	2,894.5
Operating income (loss)	235.9	114.3	(314.2)
Other income (expense):
Foreign exchange gain (loss)	(0.9)	20.2	(18.8)
Other, net	2.0	1.9	0.8
Income (loss) before income taxes	237.0	136.4	(332.2)
Provision for income taxes	44.1	38.4	27.0
Net income (loss)	$192.9	$98.0	$(359.2)
The accompanying notes are an integral part of these combined financial statements.

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In Millions)

	Years Ended December 31,
	2022	2021	2020
Net income (loss)	$192.9	$98.0	$(359.2)
Foreign currency translation adjustments	(127.0)	(32.3)	51.1
Net benefit plan adjustments	(0.6)	5.7	(6.0)
Other comprehensive income (loss) before tax	(127.6)	(26.6)	45.1
(Provision) benefit for income tax related to items of comprehensive income	—	(1.4)	1.1
Other comprehensive income (loss), net of tax	(127.6)	(28.0)	46.2
Comprehensive income (loss)	$65.3	$70.0	$(313.0)
The accompanying notes are an integral part of these combined financial statements.

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
COMBINED STATEMENTS OF CHANGES IN EQUITY
(In Millions)

	Net Parent Investment	Accumulated Other Comprehensive Loss	Total Equity
Balance at December 31, 2019	$3,779.9	$(166.6)	$3,613.3
Adoption of credit loss accounting standard	1.3	—	1.3
Net loss	(359.2)	—	(359.2)
Other comprehensive income (loss), net of tax	—	46.2	46.2
Net transfers to Parent	(10.0)	—	(10.0)
Balance at December 31, 2020	3,412.0	(120.4)	3,291.6
Net income	98.0	—	98.0
Other comprehensive income (loss), net of tax	—	(28.0)	(28.0)
Net transfers to Parent	(101.0)	—	(101.0)
Balance at December 31, 2021	3,409.0	(148.4)	3,260.6
Net income	192.9	—	192.9
Other comprehensive income (loss), net of tax	—	(127.6)	(127.6)
Net transfers to Parent	16.7	—	16.7
Balance at December 31, 2022	$3,618.6	$(276.0)	$3,342.6
The accompanying notes are an integral part of these combined financial statements.

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
COMBINED STATEMENTS OF CASH FLOWS
(In Millions)

	Years Ended December 31,
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$192.9	$98.0	$(359.2)
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	92.7	166.3	119.0
Stock compensation	25.4	27.5	23.1
Operating lease right-of-use asset expense	24.9	32.5	37.4
Goodwill and other asset impairment	9.8	—	405.7
Deferred income taxes	(16.5)	(30.2)	(40.3)
Other, net	4.1	2.9	6.3
Change in assets and liabilities (net of effects of acquisitions):
Increase in accounts receivable and unbilled services	(105.0)	(187.6)	(22.6)
Increase in prepaid expenses and other	(12.2)	(25.7)	(10.8)
Increase (decrease) in accounts payable	22.4	(6.2)	(2.1)
Increase (decrease) in deferred revenue	(32.5)	39.6	(3.6)
Increase (decrease) in accrued expenses and other	(118.5)	52.7	48.0
Net cash provided by operating activities	87.5	169.8	200.9
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(54.4)	(26.5)	(24.0)
Proceeds from sale of assets	0.4	0.3	0.3
Acquisition of businesses, net of cash acquired	—	—	(137.5)
Net cash used for investing activities	(54.0)	(26.2)	(161.2)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net transfers to Parent	(8.7)	(128.5)	(33.1)
Net cash used for financing activities	(8.7)	(128.5)	(33.1)
Effect of exchange rate changes on cash and cash equivalents	(7.4)	(0.8)	0.5
Net increase in cash and cash equivalents	17.4	14.3	7.1
Cash and cash equivalents at beginning of period	94.6	80.3	73.2
Cash and cash equivalents at end of period	$112.0	$94.6	$80.3
The accompanying notes are an integral part of these combined financial statements.

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS
(In Millions unless stated otherwise)
1.    BUSINESS
Background
On July 28, 2022, Laboratory Corporation of America Holdings (“Labcorp” or “Parent”) announced that its Board of Directors had authorized Labcorp to pursue a spinoff of its wholly owned Clinical Development and Commercialization Services business (“CDCS”, the “Business”, the “Company”) to Labcorp's shareholders. The planned spinoff will result in two independent, publicly traded companies.
Labcorp is targeting completion of the planned spinoff in the second half of 2023. The spinoff will be subject to the satisfaction of certain customary conditions, including, among others, the receipt of final approval by Labcorp’s Board of Directors, the receipt of appropriate assurances regarding the generally tax-free nature of the spinoff for U.S. federal income tax purposes and effectiveness of any required filings with the Securities and Exchange Commission.
The CDCS business will be transferred to Fortrea Holdings Inc. (“Fortrea”), a Delaware corporation incorporated on January 31, 2023, and its shares will be distributed to Labcorp stockholders. Fortrea is currently a wholly owned subsidiary of Labcorp. It has not commenced operations and does not have, nor will have, more than nominal assets or liabilities or any commitments and contingencies prior to the expected transfer of the CDCS business to Fortrea. Labcorp will complete the internal restructuring, which will result in Fortrea becoming the parent company of the Labcorp operations comprising, and the entities that will conduct, the CDCS business.
Description of Business
CDCS is a leading global contract research organization (“CRO”) providing comprehensive phase I through IV biopharmaceutical product and medical device services, patient access solutions and other enabling services to pharmaceutical, biotechnology, and medical device customers. The Company offers these services using comprehensive full service, functional service and hybrid delivery models. CDCS also provides software applications that support clinical trials with site, study, subject and clinical supply management solutions.
The Company manages its business in two reportable segments - Clinical Services and Enabling Services. The Clinical Services segment, provides services across the clinical pharmacology and clinical development spectrum. The Enabling Services segment provides patient access and technology solutions to customers. For further financial information about these, see Note 18, Business Segment Information to the Combined Financial Statements.
The Company maintains primary office locations in five countries worldwide including the US, UK, China, India and Singapore with field operations in other jurisdictions and supports clinical trial activity in more than 90 countries.
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Financial Statement Presentation
The Company has historically existed and functioned as part of the consolidated business of Labcorp. These combined financial statements reflect the historical financial position, results of operations and cash flows of the Company, for the periods presented, prepared on a “carve-out” basis and have been derived from the consolidated financial statements and accounting records of Labcorp using the historical results of operations and historical basis of assets and liabilities of the Company and reflect Labcorp’s net investment in the Company. The Company’s combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The combined financial statements do not necessarily reflect what the financial position, results of operations, and cash flows would have been had it operated as a standalone company during the periods presented.
The combined statements of operations include all revenues and costs directly attributable to our business. The combined statements of operations also include costs for certain centralized functions and programs provided and administered by Labcorp that are allocated to the Company. These centralized functions and programs include, but

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS
(In Millions unless stated otherwise)
are not limited to legal, tax, treasury, risk management, sales expenses, information technology, human resources, finance, supply chain, executive leadership and stock-based compensation.
These expenses were allocated to the Company based on direct usage when identifiable or, when not directly identifiable, on the basis of proportional net revenues or headcount or other reasonable driver, as applicable. The Company considers the basis on which the expenses have been allocated to reasonably reflect the utilization of services provided to, or the benefit received by, the Company during the periods presented. However, the allocations may not reflect the expenses the Company would have incurred as an independent company for the periods presented. Actual costs that may have been incurred if the Company had been a standalone company would depend on a number of factors, including the organizational structure, whether functions were outsourced or performed by employees, and strategic decisions made in areas such as information technology and infrastructure. For a period following the spinoff, however, some of these functions will continue to be provided by Labcorp under one or more planned transition services agreements.
Labcorp utilizes a centralized approach to cash management and financing of its operations. The cash and cash equivalents held by Labcorp at the corporate level are not specifically identifiable to the Company and therefore have not been reflected in the Company’s combined balance sheets. Cash and cash equivalents in the combined balance sheets represent cash and cash equivalents held by the Company. Cash transfers between Labcorp and the Company are accounted for through net parent investment.
The combined financial statements include certain assets and liabilities that have historically been held at the Labcorp corporate level but are specifically identifiable or otherwise attributable to the Company. Labcorp’s third-party long-term debt and the related interest expense have not been allocated to the Company for any of the periods presented because the Company was not the legal obligor of such debt.
A net parent investment is shown in lieu of common stock and retained earnings accounts in the combined financial statements. The total net effect of the settlement of the transactions between the Company and Labcorp, exclusive of those historically settled in cash, is reflected in the combined statements of cash flows in cash flows from financing activities as net transfers (to) from parent and in the combined balance sheets as net parent investment.
All intercompany transactions within the Company have been eliminated. All transactions between the Company and Labcorp have been included in these combined financial statements. Transactions between the Company and Labcorp are considered to be effectively settled at the time the transactions are recorded and included as a component of net parent investment in the Combined Balance Sheet and net transfers to parent in the Combined Statement of Cash Flows. The Company anticipates that the net parent investment will be settled at the time of the spinoff. Refer to Note 16, Related Party Transactions, for further information.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Significant estimates include revenue estimates, deferred tax assets, fair value of goodwill, amortization lives for acquired intangible assets, and the fair values of assets acquired and liabilities assumed in business combinations. Actual results could differ from those estimates.
The extent to which the COVID-19 pandemic has and will continue to impact the Company’s business and financial results depend on numerous evolving factors including, but not limited to: the magnitude and duration of the COVID-19 pandemic, the impact to worldwide macroeconomic conditions including interest rates, employment rates and health insurance coverage, the speed of the anticipated recovery, and governmental and business reactions to the pandemic. The Company assessed certain accounting matters that generally require consideration of forecasted financial information in context with the information reasonably available to the Company and the unknown future impacts of COVID-19 as of December 31, 2021, and through the date of this report. The accounting matters assessed included, but were not limited to, the Company’s credit losses and the carrying value of goodwill

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS
(In Millions unless stated otherwise)
and other long-lived assets. The Company’s future assessment of the magnitude and duration of COVID-19, as well as other factors, could impact the Company’s combined financial statements in future reporting periods.
Recognition of Revenues
The Company provides phase I through phase IV clinical development services to pharmaceutical, biotechnology, and medical device companies worldwide. A majority of the Company’s revenues are earned under contracts that are long term in nature, ranging in duration from a few months to many years. The majority of the Company's contracts contain a single performance obligation, as the Company provides a significant service of integrating all promises in the contract and the promises are highly interdependent and interrelated with one another. For contracts that include multiple performance obligations, the Company allocates the contract value to the goods and services based on a customer price list, if available. If a price list is not available, the Company will estimate the transaction price using either market prices or an “expected cost plus margin” approach. The total contract value is estimated at the beginning of the contract, and is equal to the amount expected to be billed to the customer. Other payments and billing adjustments may also factor into the calculation of total contract value, such as the reimbursement of out-of-pocket costs and volume-based rebates. These contracts generally take the form of fixed-price, fee-for-service or software-as-a-service arrangements subject to pricing adjustments based on changes in scope.
Fixed-price contracts are typically recognized as revenue over time based on a proportional-performance basis, using either input or output methods that are specific to the service provided. In an output method, revenue is determined by dividing the actual units of output achieved by the total units of output required under the contract and multiplying that percentage by the total contract value. When using an input method, revenue is recognized by dividing the actual costs incurred by the total estimated cost expected to complete the contract, and multiplying that percentage by the total contract value. Contract costs principally include direct labor and reimbursable out-of-pocket costs. The estimate of total costs expected to complete the contract requires significant judgment and estimates are based on various assumptions of events that often span several years. These estimates are reviewed periodically and any adjustments are recognized on a cumulative catch-up basis in the period they become known.
Fee-for-service contracts are typically priced based on transaction volume or time and materials. For volume-based contracts the contract value is entirely variable and revenue is recognized as the specific product or service is completed. For services billed based on time and materials, revenue is recognized using the right to invoice practical expedient.
Software as a service (“SaaS”) arrangements represent a single promise to provide continuous access to a hosted software platform. As each day of providing access to the platform is substantially the same, and the customer simultaneously receives and consumes the benefits as access is provided, the Company recognizes revenue using an output method based on time elapsed, which is on a straight-line basis over the course of the contracted SaaS hosting period.
Contracts are often modified to account for changes in contract specifications and requirements. Generally, when contract modifications create new performance obligations, the modification is considered to be a separate contract and revenue is recognized prospectively. When contract modifications change existing performance obligations, the impact on the existing transaction price and measure of progress for the performance obligation to which it relates is generally recognized as an adjustment to revenue (either as an increase in or a reduction of revenue) on a cumulative catch-up basis.
Most contracts are terminable with or without cause by the customer, either immediately or upon notice. These contracts often require payment to the Company of expenses to wind-down the study or project, fees earned to date and, in some cases, a termination fee or a payment to the Company of some portion of the fees or profits that could have been earned by the Company under the contract if it had not been terminated early. Termination fees are included in revenues when services are performed and realization is assured.

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS
(In Millions unless stated otherwise)
Contract costs
The Company incurs sales commissions in the process of obtaining contracts with customers, which are recoverable through the service fees in the contract. Sales commissions that are payable upon contract award are recognized as assets and amortized over the expected contract term, along with related payroll tax expense. The amortization of commission expense is based on the weighted average contract duration for all commissionable awards in the respective business in which the commission expense is paid, which approximates the period over which goods and services are transferred to the customer. The amortization period of sales commissions ranges from approximately 1-5 years, depending on the business. For businesses that enter primarily short-term contracts, the Company applies the practical expedient which allows costs to obtain a contract to be expensed when incurred if the amortization period of the assets that would otherwise have been recognized is one year or less. Amortization of assets from sales commissions is included in selling, general, and administrative expense.
The Company incurs costs to fulfill contracts with customers, which are recoverable through the service fees in the contract. Contract fulfillment costs include software implementation costs and setup costs for certain services. These costs are recognized as assets and amortized to direct costs over the expected term of the contract to which the implementation relates, which is the period over which services are expected to be provided to the customer. This period typically ranges from 2-5 years.
Accounts Receivable, Unbilled Services and Unearned Revenue
Differences in the timing of revenue recognition and associated billing and cash collections result in recording accounts receivable, unbilled services and unearned revenue in the combined balance sheet. Payments received in advance of services being provided are contract liabilities recognized as unearned revenue. Revenue recognized in advance of billing is recognized as unbilled services and the majority of the Company's unbilled services represent unbilled receivables. Once a customer is invoiced, the contract asset is reduced for the amount billed, and a corresponding accounts receivable is recognized. All contract assets are billable to customers within one year from the respective balance sheet date.
Reimbursable Out-of-Pocket Expenses
The Company pays on behalf of its customers certain out-of-pocket costs for which it is reimbursed at cost, without mark-up or profit. Out-of-pocket costs paid by the Company are reflected in direct costs, while the reimbursements received are reflected in revenues in the combined statements of operations.
Costs and Expenses
Direct costs include direct labor and related benefit charges, reimbursable out-of-pocket expenses, other direct costs, and an allocation of facility charges and information technology costs. Selling, general and administrative expenses consist primarily of administrative payroll and related benefit charges, advertising and promotional expenses, administrative travel and an allocation of facility charges and information technology costs.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and unbilled services.
The Company maintains cash and cash equivalents with various major financial institutions. These financial institutions are generally highly rated and geographically dispersed. The Company evaluates the relative credit standing of these financial institutions, and has not sustained credit losses from instruments held at financial institutions.
Substantially all of the Company’s accounts receivable and unbilled services are with companies in the pharmaceutical, biotechnology and medical device industries. As of December 31, 2022, one pharmaceutical company accounted for approximately 10.5% of the Company's combined gross accounts receivable and unbilled services. As of December 31, 2021, no customer accounted for more than 10% of gross accounts receivable and unbilled services. Additionally, for the years ended December 31, 2022, 2021, and 2020, no customer accounted for

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS
(In Millions unless stated otherwise)
more than 10% of revenues. Concentrations of credit risk are mitigated due to the number of the Company’s customers, as well as their dispersion across many different geographic regions. Additionally, the Company applies assumptions and judgments, including historical collection experience and reasonable and supportable forecasts, for assessing collectability and determining allowances for doubtful accounts.
Stock Compensation Plans
Certain employees participate in the stock compensation plans sponsored by Labcorp. Labcorp’s stock compensation awards consist of stock options and restricted stock awards and are based on Labcorp’s common shares. Compensation expense for all stock-based employee grants are recognized based on the fair value of Labcorp`s shares on the date of grant. Stock-based compensation expense is recognized net of an estimated forfeiture rate on a straight-line basis over the requisite service period of the award. The combined statements of operations also include an allocation of Labcorp’s corporate and shared employee stock-based compensation expenses. See Note 12, Stock Compensation Plans, for additional information.
Cash Equivalents
Cash and cash equivalents consist of highly liquid instruments, such as commercial paper, time deposits, and other money market instruments, which have maturities when purchased of three months or less.
Property, Plant and Equipment
Property, plant and equipment are recorded at cost. Depreciation and amortization expense is computed on all classes of assets based on their estimated useful lives, as indicated below, using the straight-line method.

	Years
Buildings and building improvements	10	-	35
Machinery and equipment	3	-	10
Furniture and fixtures	5	-	10
Software	3	-	10
Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the related leases. Expenditures for repairs and maintenance are charged to operations as incurred. Retirements, sales and other disposals of assets are recorded by removing the cost and accumulated depreciation from the related accounts with any resulting gain or loss reflected in the combined statements of operations.
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. If the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset, the amount of the impairment is the difference between the carrying amount and the fair value of the asset.
Capitalized Software Costs
The Company capitalizes purchased software that is ready for service and capitalizes software development costs incurred on significant projects starting from the time that the preliminary project stage is completed and the Company commits to funding a project until the project is substantially complete and the software is ready for its intended use. Capitalized costs include direct material and service costs and payroll and payroll-related costs. Other computer software maintenance costs related to software development are expensed as incurred. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the underlying system ranging from three to ten years, generally five years. Amortization begins once the underlying system is substantially complete and ready for its intended use.
Goodwill
The Company assesses goodwill for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. The annual impairment test for goodwill includes an option to perform a qualitative assessment of whether it is more likely than not that a reporting

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS
(In Millions unless stated otherwise)
unit's fair value is less than its carrying value. Reporting units are businesses with discrete financial information that is available and reviewed by management. If the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company performs the quantitative goodwill impairment test. The Company may also choose to bypass the qualitative assessment for any reporting unit in its goodwill assessment and proceed directly to performing the quantitative assessment. The Company recognizes an impairment charge for the amount by which the reporting unit's carrying amount exceeds its fair value.
In the qualitative assessment, the Company considers relevant events and circumstances for each reporting unit, including (i) current year results, (ii) financial performance versus management’s annual and five-year strategic plans, (iii) changes in the reporting unit carrying value since prior year, (iv) industry and market conditions in which the reporting unit operates, (v) macroeconomic conditions, including discount rate changes, and (vi) changes in products or services offered by the reporting unit. If applicable, performance in recent years is compared to forecasts included in prior quantitative valuations. Based on the results of the qualitative assessment, if the Company concludes that it is not more likely than not that the fair value of the reporting unit is less than its carrying values of the reporting unit, then no quantitative assessment is performed.
The quantitative assessment includes the estimation of the fair value of each reporting unit as compared to the carrying value of the reporting unit. The Company estimates the fair value of a reporting unit using both income-based and market-based valuation methods. The income-based approach is based on the reporting unit's forecasted future cash flows that are discounted to the present value using the reporting unit's weighted average cost of capital. For the market-based approach, the Company utilizes a number of factors such as operating results, business plans, market multiples, and present value techniques. Based upon the range of estimated values developed from the income and market-based methods, the Company determines the estimated fair value for the reporting unit. If the estimated fair value of the reporting unit exceeds the carrying value, the goodwill is not impaired and no further review is required.
Goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Recoverability of assets to be held and used is determined by the Company at the level for which there are identifiable cash flows, by comparison of the carrying amount of the assets to future undiscounted net cash flows before interest expense and income taxes expected to be generated by the assets. Impairment, if any, is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets (based on market prices in an active market or on discounted cash flows). Assets to be disposed of are reported at the lower of the carrying amount or fair value.
Intangible Assets
Intangible assets are amortized on a straight-line basis over the expected periods to be benefited, as set forth in the table below.

	Years
Customer relationships	9	-	25
Technology	2	-	13
Non-compete agreements	3	-	5
Trade names	1	-	7
Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. If the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset, the amount of the impairment is the difference between the carrying amount and the fair value of the asset.
Leases
All leases with a lease term greater than 12 months, regardless of lease type classification, are recorded as an obligation on the balance sheet with a corresponding right-of-use asset. Leases are reflected as liabilities on the commencement date of the lease based on the present value of the lease payments to be made over the lease term. Right-of-use assets are valued at the initial measurement of the lease liability, plus any initial direct costs or rent

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS
(In Millions unless stated otherwise)
prepayments, minus lease incentives and any deferred lease payments. The classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease.
A certain number of these leases contain rent escalation clauses either fixed or adjusted periodically for inflation or market rates that are factored into the Company's determination of lease payments. As most of the Company's leases do not provide an implicit rate, the Company estimates an incremental borrowing rate based on the credit quality of the Company and by comparing interest rates available in the market for similar debt financing, and adjusting this amount based on the impact of collateral over the term of each lease. The Company uses this rate to discount payments to present value. Some operating leases contain renewal options, some of which also include options to early terminate the leases. The exercise of these options is at the Company's discretion and the Company evaluates each renewal option to determine if it is reasonably possible to be exercised and should be included in the accounting lease term. See Note 7, Leases, to the Combined Financial Statements.
Income Taxes
During the periods presented in the combined financial statements, the operations of the Company were included in the consolidated U.S. federal and certain state and local and foreign income tax returns filed by Labcorp. The income tax provision in these combined financial statements was calculated using the separate return basis, as if the Company was a separate taxpayer. The provision for income taxes is determined using the asset and liability approach. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities. The Company records a valuation allowance to reduce its deferred tax assets when uncertainty regarding their realizability exists. The Company recognizes and measures its uncertain tax positions based on the rules under Accounting Standards Codification (“ASC”) 740, “Income Taxes”. Interest and penalties related to these unrecognized tax benefits are reported in income tax expense.
Fair Value of Financial Instruments
Fair value measurements for financial assets and liabilities are determined based on the assumptions that a market participant would use in pricing an asset or liability. A three-tiered fair value hierarchy draws distinctions between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2), and (iii) unobservable inputs that require the Company to use present value and other valuation techniques in the determination of fair value (Level 3).
The carrying amounts of cash and cash equivalents, accounts receivable, income taxes receivable, and accounts payable are considered to be representative of their respective fair values due to their short-term nature.
Foreign Currencies
For subsidiaries outside of the U.S. that operate in a local currency environment, income and expense items are translated to U.S. dollars at the monthly average rates of exchange prevailing during the period, assets and liabilities are translated at period-end exchange rates and equity accounts are translated at historical exchange rates. Translation adjustments are accumulated in a separate component of equity in the combined balance sheets and are included in the determination of comprehensive income in the combined statements of comprehensive earnings and combined statements of changes in equity. Transaction gains and losses are included in the determination of net income in the combined statements of operations.
Recently Adopted Guidance
In June 2016, the FASB issued a new accounting standard intended to provide financial statement users with more decision-useful information about expected credit losses and other commitments to extend credit held by the reporting entity. The standard replaces the incurred loss impairment methodology in current generally accepted accounting principles (GAAP) with one that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company adopted this standard

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS
(In Millions unless stated otherwise)
effective January 1, 2020. The adoption of this standard resulted in recording an additional allowance for credit losses of $1.3 million as of January 1, 2020.
In August 2018, the FASB issued a new accounting standard to reduce, modify, and add to the disclosure requirements on fair value measurements. The Company adopted this standard effective January 1, 2020. The adoption of this standard did not have a material impact on the combined financial statements.
In August 2018, the FASB issued a new accounting standard to align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The Company adopted this standard effective January 1, 2020. The adoption of this standard did not have a material impact on the combined financial statements.
In August 2018, the FASB issued a new accounting standard to modify the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. The Company adopted this standard effective January 1, 2020. The adoption of this standard did not have a material impact on the combined financial statements.
In October 2021, the FASB issued a new accounting standard to improve the accounting for acquired revenue contracts with customers in a business combination. The Company early adopted this standard effective January 1, 2022. The adoption of this standard did not have a material impact on the combined financial statements.
Subsequent Events
These combined financial statements were derived from the financial statements of Laboratory Corporation of America Holdings, which issued its annual financial statements for the fiscal year ended December 31, 2022 on February 28, 2023. Accordingly, the Company has evaluated transactions for consideration as recognized subsequent events in these financial statements through the date of February 28, 2023. Additionally, the Company has evaluated transactions that occurred through April 5, 2023, the date these financial statements were available for issuance, for the purposes of unrecognized subsequent events.
.
3.    REVENUES
The Company provides end-to-end clinical development services predominantly to pharmaceutical, biotechnology and medical device companies worldwide.
The Company’s revenue by segment and geography for the years ended December 31, 2022, 2021 and 2020 is as follows:

	Year Ended
	December 31, 2022
	Europe	North America	Other	Total
Clinical Services	$841.9	$1,403.9	$579.6	$2,825.4
Enabling Services	—	268.6	2.1	270.7
Total	$841.9	$1,672.5	$581.7	$3,096.1

	Year Ended
	December 31, 2021
	Europe	North America	Other	Total
Clinical Services	$868.4	$1,357.6	$537.5	$2,763.5
Enabling Services	—	292.0	2.0	294.0
Total	$868.4	$1,649.6	$539.5	$3,057.5

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS
(In Millions unless stated otherwise)

	Year Ended
	December 31, 2020
	Europe	North America	Other	Total
Clinical Services	$775.4	$1,121.3	$394.5	$2,291.2
Enabling Services	4.4	278.9	5.8	289.1
Total	$779.8	$1,400.2	$400.3	$2,580.3
Contract costs
The following table provides information about contract asset balances:

	December 31, 2022	December 31, 2021
Sales commission assets	$18.6	$19.5
Deferred contract costs	14.8	14.2
Total	$33.4	$33.7
Amortization related to sales commission assets for the years ended December 31, 2022, 2021 and 2020, was $13.4, $11.4 and $9.2, respectively. Amortization related to deferred contract costs for the years ended December 31, 2022, 2021 and 2020, was $12.4, $13.5 and $10.1, respectively. The Company applies the practical expedient to not recognize the effect of financing in its contracts with customers, when the difference in timing of payment and performance is one year or less.
Accounts Receivable, Unbilled Services and Unearned Revenue
The following table provides information about accounts receivables, unbilled services, and unearned revenue from contracts with customers:

	December 31, 2022	December 31, 2021
Accounts receivable	$449.2	$422.5
Unbilled services	585.7	516.2
Less: allowance for credit losses	(12.7)	(11.7)
Total	$1,022.2	$927.0

Unearned revenue	$271.5	$307.0
Revenue recognized during the period, that was included in the unearned revenue balance at the beginning of the period, was $230.8, $208.7 and $215.0 for the years ended December 31, 2022, 2021 and 2020, respectively.
Credit Loss Rollforward
The Company estimates future expected losses on accounts receivable and unbilled services over the remaining collection period of the instrument.

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS
(In Millions unless stated otherwise)
The rollforward for the allowance for credit losses for the years ended December 31, 2022 and 2021, is as follows:

Accounts Receivable and Unbilled Services
Allowance for credit losses as of December 31, 2020	$13.4
Credit loss expense	(0.4)
Write-offs	(1.4)
Foreign currency impact	0.1
Allowance for credit losses as of December 31, 2021	$11.7
Credit loss expense	3.4
Write-offs	(2.4)
Allowance for credit losses as of December 31, 2022	$12.7
Performance Obligations Under Long-Term Contracts
Long-term contracts at the Company consist primarily of fully managed clinical studies. The amount of existing performance obligations under such long-term contracts unsatisfied as of December 31, 2022, was $5,122.1. The Company expects to recognize approximately 30% of the existing performance obligations as of December 31, 2022, as revenue over the following 12 months, and the remaining balance thereafter. The Company's long-term contracts generally range from 1 to 8 years.
The Company applies the practical expedient and does not disclose information about remaining performance obligations that have original expected durations of one year or less. Revenue of $72.3, $80.3 and $63.9 was recognized during the years ended December 31, 2022, 2021 and 2020, respectively, from performance obligations that were partially satisfied in a previous period; such amounts were primarily related to changes in scope and to a much lesser extent, changes in estimates.
4.    BUSINESS ACQUISITIONS
During the year ended December 31, 2020, the Company acquired the below mentioned businesses and related assets for total consideration of approximately $141.6, including $137.5 in cash (net of cash acquired) and contingent consideration with a fair value of $4.1. The purchase consideration for all 2020 acquisitions has been allocated to the estimated fair market value of the net assets acquired, including approximately $55.4 in identifiable intangible assets and a residual amount of non-tax-deductible goodwill of approximately $90.4. The amortization periods for intangible assets acquired from these businesses is 10 years for technology and ranges from 9 to 19 years for customer relationships. These acquisitions were made primarily to strengthen the Company’s ability to administer decentralized clinical trial (“DCT”) services worldwide, reduce the burden of vendor management for the Company's clients, as well as to increase growth and penetration within the oncology market. The excess of the fair value of the consideration conveyed over the fair value of the net assets acquired was recorded as goodwill. The goodwill reflects the Company's expectations to utilize the acquired businesses’ workforce and established relationships and the benefits of being able to leverage operational efficiencies with favorable growth opportunities in these markets.
SnapIoT Acquisition
On October 1, 2020, the Company acquired the business of SnapIoT, Inc. (“SnapIoT”) by acquiring 100% of its voting equity interests, enabling the company to deliver the highly flexible snapClinicalTM platform while simultaneously reducing vendor management burden for clients and shortening time to implementation. The transaction provided internal expertise to accelerate the DCT platform development and adoption, while supporting scalability of innovative solutions across the drug development field.
The net assets below represent the preliminary fair value estimates as of the acquisition date. During the year ended December 31, 2021, fair value valuation of assets acquired and liabilities assumed was completed and a

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS
(In Millions unless stated otherwise)
measurement period adjustment was made which resulted in a reduction to intangible assets and an increase to goodwill of $6.5.
GlobalCare Acquisition
On July 15, 2020, the Company acquired the business of GlobalCare Clinical Trials, LLC (“GlobalCare”) by acquiring 100% of its voting equity interests, enabling the Company to strengthen itself through increased ability to administer DCT services worldwide and provide global mobile nursing services, as well as to increase growth and penetration within the oncology market, which is a strategic growth focus for the organization.
The purchase agreement with the sellers of GlobalCare awarded them with a contingent right to an earnout payment from the Company upon the achievement of certain revenue milestones over the year ended December 31, 2020. The first earnout amount would be obtained if earnout revenue, as defined in the purchase agreement with sellers of GlobalCare, equals or exceeds $31.8 during the earnout period. The sellers are also entitled to receive the second earnout if earnout revenue equals or exceeds $36.6 during the earnout period. The contingent consideration shall not exceed $20.0 or be less than $0. The total value of the contingent earnout payment was settled in 2021 for $0 due to failure to meet the conditions of the earnout payment.
A summary of the net assets acquired in 2020 for these businesses is included below:

Amounts acquired during year ended December 31, 2020
Accounts receivable	$4.7
Unbilled services	3.1
Prepaid expenses and other	0.2
Property, plant and equipment	0.1
Goodwill	90.4
Intangible assets	55.4
Total assets acquired	153.9
Accounts payable	0.9
Accrued expenses and other	5.8
Unearned revenue	1.0
Deferred tax liability	4.3
Operating lease liability	0.3
Total liabilities acquired	12.3
Net assets acquired	$141.6
Actual Revenue and Net Earnings and Unaudited Pro Forma Information for 2020 Acquisitions
The following table presents financial information regarding SnapIoT and GlobalCare operations included in the combined statements of operations from the date of acquisition through December 31, 2020 under the column “Actual from acquisition date in 2020.” The following table also presents unaudited supplemental pro-forma information as if the acquisitions of SnapIoT and GlobalCare had occurred on January 1, 2019 under the “Pro forma” column. The pro-forma information does not necessarily reflect the results of operations that would have occurred had the Company acquired SnapIoT and GlobalCare on January 1, 2019. Cost savings are also not reflected in the unaudited pro forma amounts for the year ended December 31, 2020.

	Actual from acquisition date in 2020	Pro-forma for year ended December 31, 2020
Revenues	$16.8	$2,597.9
Net income (loss)	2.5	(359.1)

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS
(In Millions unless stated otherwise)
5.    RESTRUCTURING AND OTHER CHARGES
The Company regularly undertakes various programs aimed at increasing efficiency, utilizing lower cost locations and adapting to changes in the needs of our customers. These programs include the regular review of the number and location of our existing employees and facilities compared to the shifting needs of our customers, developments in technology and remote working, and our capabilities to utilize lower cost locations. Restructuring and other charges are not allocated to the Company’s reportable segments as they are not part of the segment performance measures regularly reviewed by management.
2022 Restructuring
During 2022, the Company recorded net restructuring charges of $30.5, including impairment of facility related assets of $2.3, which are reflected within restructuring and other charges in the combined statements of operations. The charges were comprised of $16.5 in severance and other employee costs and $14.2 in lease and other facility-related costs. The charges were partially offset by the reversal of previously established liability of $0.2 in unused severance.
2021 Restructuring
During 2021, the Company recorded net restructuring charges of $20.7, including impairment of facility related assets of $2.8, which are reflected within restructuring and other charges in the combined statements of operations. The charges were comprised of $5.2 in severance and other employee costs and $16.2 in lease and other facility-related costs. The charges were partially offset by the reversal of previously established liability of $0.1 in unused severance and $0.6 in unused facility-related costs.
2020 Restructuring
During 2020, the Company recorded net restructuring charges of $11.0, including impairment of facility related assets of $3.6, which are reflected within restructuring and other charges in the combined statements of operations. The charges were comprised of $4.9 in severance and other employee costs and $7.0 in lease and other facility-related costs. The charges were partially offset by the reversal of previously established liability of $0.8 in unused severance and $0.1 in unused facility-related costs.
The Company recorded restructuring and other charges as follows:

	Years Ended December 31,
	2022	2021	2020
Restructuring charges	$27.5	$16.1	$5.3
Impairment of facility related assets	2.3	2.8	3.6
Restructuring charges allocated from Parent	0.7	1.8	2.1
Total	$30.5	$20.7	$11.0

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS
(In Millions unless stated otherwise)
The following represents the Business’s restructuring accrual activities for the periods indicated:

	Severance and Other Employee Costs	Lease and Other Facility Costs	Total
Balance as of December 31, 2019	$3.0	$2.0	$5.0
Restructuring charges	3.0	3.0	6.0
Reduction of prior restructuring accruals	(0.7)	—	(0.7)
Cash payments and other adjustments	(4.7)	(2.3)	(7.0)
Balance as of December 31, 2020	0.6	2.7	3.3
Restructuring charges	3.7	13.1	16.8
Reduction of prior restructuring accruals	(0.1)	(0.6)	(0.7)
Cash payments and other adjustments	(3.6)	(12.7)	(16.3)
Balance as of December 31, 2021	0.6	2.5	3.1
Restructuring charges	15.9	11.8	27.7
Reduction of prior restructuring accruals	(0.2)	—	(0.2)
Cash payments and other adjustments	(14.4)	(9.3)	(23.7)
Balance as of December 31, 2022	$1.9	$5.0	$6.9
Current			$3.7
Non-current			3.2
			$6.9
The current portion of the restructuring liabilities is included in the combined balance sheets in accrued expenses and other current liabilities. The non-current portion of the restructuring liabilities is included in the combined balance sheets in other liabilities. The non-current portion of the restructuring liabilities is expected to be paid out over 4 years. Restructuring charges in the table above exclude impairments of facility related assets and restructuring charges allocated from Labcorp as those charges are not included in the restructuring liabilities.
6.    PREPAID EXPENSES AND OTHER
The components of prepaid expense and other current assets are as follows:

	December 31, 2022	December 31, 2021
Research & development tax credit receivables	$29.2	$22.8
Other	83.5	73.1
Prepaid expenses & other	$112.7	$95.9
7.     LEASES
The Company has operating leases for clinical facilities, general office spaces, vehicles, and office equipment. Leases have remaining lease terms of less than a year to 9 years, some of which include options to extend the leases for up to 3 years.
The components of lease expense were as follows:

	For the Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020
Operating lease cost	$24.9	$32.5	$37.4

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS
(In Millions unless stated otherwise)
Supplemental cash flow information related to leases was as follows:

	For the Year Ended
	December 31, 2022	December 31, 2021	December 31, 2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$(28.1)	$(30.9)	$(34.6)
ROU assets obtained in exchange for lease obligations:
Operating leases	$18.2	$25.6	$30.1
Supplemental balance sheet information related to leases was as follows:

	December 31, 2022	December 31, 2021
Operating lease ROU assets (included in Property, plant and equipment, net)	$50.0	$65.7

Short-term operating lease liabilities	23.3	24.0
Operating lease liabilities	40.1	53.2
Total operating lease liabilities	$63.4	$77.2

Weighted Average Remaining Lease Term	4.2	4.7
Weighted Average Discount Rate	3.2%	3.0%
Maturities of lease liabilities are as follows:

Year ended December 31, 2022	Operating Leases
2023	$26.1
2024	17.0
2025	11.2
2026	5.6
2027	3.1
Thereafter	9.0
Total lease payments	$72.0
Less imputed interest	(8.6)
Less current portion	(23.3)
Total maturities, due beyond one year	$40.1
There was no rent expense for short term leases with a term less than one year for the years ended December 31, 2022, 2021 and 2020.
Variable lease payment amounts that cannot be determined at the commencement of the lease, such as increases in lease payments based on changes in index rates or usage, are not included in the right-of-use assets or lease liabilities but are expensed as incurred. The Company records variable lease payments that do not depend on a rate index, primarily for purchase volume commitments, as variable cost when incurred. There were no variable payments for the years ended December 31, 2022, 2021 and 2020.

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS
(In Millions unless stated otherwise)
8.    PROPERTY, PLANT AND EQUIPMENT, NET

	December 31, 2022	December 31, 2021
Land, buildings, and building improvements	$14.6	$15.5
Machinery and equipment	74.4	72.0
Software	74.6	68.8
Leasehold improvements	30.0	31.9
Furniture and fixtures	8.6	8.7
Construction in progress	41.4	12.2
Operating lease ROU assets	50.0	65.7
	293.6	274.8
Less accumulated depreciation	(128.7)	(112.2)
	$164.9	$162.6
Depreciation expense and amortization of property, plant and equipment was $27.0, $26.3 and $23.0 for the years ended December 31, 2022, 2021 and 2020, respectively, including software amortization of $9.5, $10.5 and $11.6 for the years ended December 31, 2022, 2021 and 2020, respectively.
The Company’s property, plant and equipment, net by segment and geography as of December 31, 2022 is as follows:

	Clinical Services	Enabling Services	Total
Geographic distribution of property, plant and equipment, net:
North America	$46.4	$29.0	$75.4
Europe	43.8	0.1	43.9
Other	45.6	—	45.6
Total property, plant and equipment, net	$135.8	$29.1	$164.9
The Company’s property, plant and equipment, net by segment and geography as of December 31, 2021 is as follows:

	Clinical Services	Enabling Services	Total
Geographic distribution of property, plant and equipment, net:
North America	$45.5	$30.0	$75.5
Europe	31.6	—	31.6
Other	55.5	—	55.5
Total property, plant and equipment, net	$132.6	$30.0	$162.6
9.    GOODWILL AND INTANGIBLE ASSETS
The Company's goodwill and intangible assets are primarily the result of the original acquisitions of the CDCS business by Labcorp and were allocated to the CDCS business using a relative fair value approach. Subsequent

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS
(In Millions unless stated otherwise)
acquisitions of businesses were allocated to the CDCS business based on the inclusion of the business activities using valuations at the time of acquisition.
The changes in the carrying amount of goodwill (net of impairment) for the years ended December 31, 2022 and 2021 are as follows:

	Clinical Services		Enabling Services		Total
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Balance as of January 1	$1,791.0	$1,812.8	$289.9	$289.9	$2,080.9	$2,102.7
Goodwill acquired during the year	—	—	—	—	—	—
Impairment	—	—	—	—	—	—
Foreign currency impact and other adjustments to goodwill	(83.6)	(21.8)	—	—	(83.6)	(21.8)
Balance at end of year	$1,707.4	$1,791.0	$289.9	$289.9	$1,997.3	$2,080.9
During 2020, based upon the revised forecasted revenues and operating income following the declaration of the COVID-19 global pandemic, the Company concluded there was a triggering event related to one of its reporting units and updated its annual 2019 goodwill impairment testing as of March 31, 2020. The Company utilized a combination of income and market approaches to determine the fair value of the reporting unit. Management's impairment analysis for certain reporting units utilized significant judgments and assumptions related to the market comparable method analysis, such as selected market multiples, and related to cash flow projections, such as revenue and terminal growth rates, projected operating margin, and the discount rate. Based upon the results of the quantitative assessment, the Company concluded that the fair value was less than its carrying value and recorded goodwill impairment charges of $405.7. Prior to 2020, the Company had not recorded any goodwill impairments.
Although the Company believes that the current assumptions and estimates used in its goodwill analysis are reasonable, supportable, and appropriate, continued efforts to maintain or improve the performance of these businesses could be impacted by unfavorable or unforeseen changes which could impact the existing assumptions used in the impairment analysis. Various factors could reasonably be expected to unfavorably impact existing assumptions: primarily delays in new customer bookings and the related delay in revenue from new customers, increases in customer termination activity or increases in operating costs. In addition, the ongoing nature of the COVID-19 pandemic, inflation, and changes to macroeconomic growth trends may unfavorably impact existing assumptions. Accordingly, there can be no assurance that the estimates and assumptions made for the purposes of the goodwill impairment analysis will prove to be accurate predictions of future performance.
The components of identifiable intangible assets are as follows:

	December 31, 2022			December 31, 2021
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$1,191.1	$(376.7)	$814.4	$1,242.8	$(332.1)	$910.7
Technology	53.7	(47.8)	5.9	66.3	(46.6)	19.7
Non-compete agreements	6.5	(3.7)	2.8	6.5	(2.5)	4.0
Land use rights	6.8	(6.6)	0.2	6.9	(5.8)	1.1
Trade names	—	—	—	—	—	—
Total	$1,258.1	$(434.8)	$823.3	$1,322.5	$(387.0)	$935.5
As a result of the Company’s rebranding initiative, the Business reduced the estimated useful life of its trade name assets to reflect their anticipated use through December 31, 2021. This change in estimated useful life resulted in accelerated amortization of $57.6 and $14.4 for the years ended December 31, 2021 and 2020. Fully amortized

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS
(In Millions unless stated otherwise)
intangible assets were written off during 2021. In 2022, impairment of identifiable intangible assets of $9.8 was recorded for Enabling Services for impairment of technology assets.
Amortization of intangible assets was $65.7, $140.0 and $96.0 for the years ended December 31, 2022, 2021 and 2020 respectively. Amortization expense of intangible assets is estimated to be $63.4 in 2023, $63.0 in 2024, $60.1 in 2025, $59.3 in 2026, $59.3 in 2027, and $518.2 thereafter.
10.    ACCRUED EXPENSES AND OTHER
The components of accrued expenses and other current liabilities are as follows:

	December 31, 2022	December 31, 2021
Employee compensation and benefits	$123.0	$216.2
Accrued pass through expenses	133.1	148.3
Accrued taxes	39.5	40.5
Other	27.1	30.2
	$322.7	$435.2
11.    INCOME TAXES
See Note 2, Summary of Significant Accounting Policies for a description of the Company’s accounting policies and carve-out methodology on income taxes. The sources of income before taxes, classified between domestic and foreign entities are as follows:

	2022	2021	2020
Domestic	$114.9	$22.8	$(435.9)
Foreign	122.1	113.6	103.7
Total pre-tax income	$237.0	$136.4	$(332.2)
The provisions (benefits) for income taxes in the accompanying combined statements of operations consist of the following:

	Years Ended December 31,
	2022	2021	2020
Current:
Federal	$18.6	$23.9	$13.3
State	10.7	8.9	5.2
Foreign	31.3	35.8	48.8
	$60.6	$68.6	$67.3
Deferred:
Federal	$(8.0)	$(27.9)	$(22.8)
State	(5.9)	(4.7)	(5.1)
Foreign	(2.6)	2.4	(12.4)
	(16.5)	(30.2)	(40.3)
Total provision for income taxes	$44.1	$38.4	$27.0

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS
(In Millions unless stated otherwise)
The effective tax rates on earnings before income taxes are reconciled to statutory U.S. income tax rates as follows:

	Years Ended December 31,
	2022	2021	2020
Statutory U.S. rate	21.0%	21.0%	21.0%
State and local income taxes, net of U.S. Federal income tax effect	1.1	1.7	0.3
Foreign earnings taxed at rates different than the statutory U.S. rate	0.7	2.3	(1.2)
Permanent non-deductible items	(1.3)	(0.1)	0.4
Goodwill impairment	—	—	(25.6)
Changes in enacted U.K. tax rates	0.3	7.0	—
Net tax on U.S. international income inclusions	(2.3)	(4.4)	0.5
Change in uncertain tax positions	0.2	—	(3.7)
R&D credit	(1.0)	—	—
Other	(0.1)	0.7	0.2
Effective rate	18.6%	28.2%	(8.1)%
The Tax Cuts and Jobs Act (“TCJA”) includes provisions relating to global low-taxed intangible income (“GILTI”).
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	December 31, 2022	December 31, 2021
Deferred tax assets:
Employee compensation and benefits	$14.9	$27.6
Operating lease liability	4.5	7.7
Acquisition and restructuring reserves	3.1	3.3
Capitalized R&D Costs	10.2	—
Other	3.4	6.9
	36.1	45.5
Less: valuation allowance	—	—
Deferred tax assets, net of valuation allowance	$36.1	$45.5

Deferred tax liabilities:
Right of use asset	$(2.1)	$(4.9)
Revenue recognition	(8.9)	(7.7)
Intangible assets	(200.1)	(232.0)
Property, plant and equipment	(8.3)	(9.8)
Total gross deferred tax liabilities	(219.4)	(254.4)
Net deferred tax liabilities	$(183.3)	$(208.9)
On a separate return basis, the Company has no significant tax loss carryforwards or associated valuation allowances.
Unrecognized income tax benefits which relate to the CDCS business operations were $1.4, $2.1 and $10.3 at December 31, 2022, 2021 and 2020, respectively. It is anticipated that the amount of the unrecognized income tax benefits will change within the next 12 months; however, these changes are not expected to have a significant impact on the results of operations, cash flows or the financial position of the Company.
The Company recognizes interest and penalties related to unrecognized income tax benefits in income tax expense. Accrued interest and penalties related to uncertain tax positions totaled $0.1, $2.2 and $2.0 as of December

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS
(In Millions unless stated otherwise)
31, 2022, 2021 and 2020, respectively. During the years ended December 31, 2022, 2021 and 2020, the Company recognized $(2.2), $0.6 and $2.0, respectively, in interest and penalties expense.
The following table shows a reconciliation of the unrecognized income tax benefits, excluding interest and penalties, from uncertain tax positions for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
Balance as of January 1	$2.1	$10.3	$—
Decreases related to positions taken on prior year items	—	(1.6)	—
Increases related to positions taken on prior year items	2.0	—	10.3
Increases related to positions taken on current year items	0.2	1.0	—
Settlement of uncertain tax positions with tax authorities	(3.1)	(7.6)	—
Exchange (gain) loss	0.2	—	—
Balance as of December 31	$1.4	$2.1	$10.3
As of December 31, 2022, 2021 and 2020, there are $(1.4), $4.3 and $12.3, respectively, of tax benefits, including interest and penalties, that, if recognized would favorably affect the effective income tax rate. The operations of the CDCS business are subject to income tax examination by taxing authorities in the jurisdictions where Labcorp files income tax returns. The CDCS business has substantially concluded all material separate state and local and foreign income tax matters through 2014 and 2012, respectively.
The Company still considers the earnings of its foreign subsidiaries to be permanently reinvested, but if repatriation were to occur the Company would be required to accrue U.S. taxes, if any, and remit applicable withholding taxes as appropriate. The Company has unremitted earnings and profits of $1,572.7, $1,450.3 and $1,390.5 that are permanently reinvested in its foreign subsidiaries as of December 31, 2022, 2021 and 2020, respectively. A determination of the amount of the unrecognized deferred tax liability related to these undistributed earnings is not practicable due to the complexity and variety of assumptions necessary based on the manner in which the undistributed earnings would be repatriated.
12.    STOCK COMPENSATION PLANS
Stock Incentive Plans
Certain Company employees are covered by the Parent-sponsored stock compensation arrangements. In 2016, Labcorp shareholders approved the Laboratory Corporation of America Holdings 2016 Omnibus Incentive Plan (the Plan). Labcorp measures stock compensation cost for all equity awards at fair value on the date of grant and recognizes compensation expense over the service period for awards expected to vest. The fair value of restricted stock units is determined based on the number of shares granted and the quoted price of Labcorp’s common stock on the grant date. The grant date fair value of performance awards is based on a Monte Carlo simulated fair value for the relative (as compared to the peer companies) total shareholder return component of the performance awards. Such value is recognized as an expense over the service period, net of estimated forfeitures and Labcorp's determination of whether it is probable that the performance targets will be achieved. At the end of each reporting period, Labcorp reassesses the probability of achieving performance targets. The estimation of equity awards that will ultimately vest requires judgment and Labcorp considers many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience.
The stock compensation expense has been derived from the equity awards granted by Labcorp to the Company’s employees who are specifically identified in the plans, as well as an allocation of expense related to corporate employees of Labcorp. The stock compensation is treated as a capital contribution from Labcorp in the combined financial statements. All awards granted under these stock compensation plans are based on Labcorp’s common stock and are not indicative of the results that the Company would have experienced as a separate, independent public company for the periods presented. The compensation expense is based on the fair value of stock-based awards, which is recognized as compensation expense over the requisite service period of the individual grantees, which generally equals the vesting period. The Company has not recognized a liability for these awards as they are settled by Labcorp.

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS
(In Millions unless stated otherwise)
Restricted Stock, Restricted Stock Units and Performance Shares
Labcorp grants restricted stock, restricted stock units, and performance shares (non-vested shares) to its officers, key employees and members of the board of directors. Restricted stock and units typically vest annually in equal one-third increments beginning on the first anniversary of the grant. A performance share grant in 2019 represents a three-year award opportunity for the period 2019-2021, and if earned, vests fully (to the extent earned) in the first quarter of 2022. A performance share grant in 2020 represents a three-year award opportunity for the period of 2020-2022 and, if earned, vests fully (to the extent earned) in the first quarter of 2023. A performance share grant in 2021 represents a three-year award opportunity for the period of 2021-2023 and, if earned, vests fully (to the extent earned) in the first quarter of 2024. Performance share awards are subject to certain earnings per share, revenue, and total shareholder return targets, the achievement of which may increase or decrease the number of shares which the grantee earns and therefore receives upon vesting. Unearned restricted stock and performance share compensation is amortized to expense, when probable, over the applicable vesting periods.

	Number of Shares	Weighted-Average Grant Date Fair Value
Non-vested at January 1, 2022	0.3	$204.6
Granted	0.1	275.1
Vested	(0.1)	185.8
Forfeited	—	243.5
Non-vested at December 31, 2022	0.3	$246.6
For 2022, 2021 and 2020, total restricted stock, restricted stock unit and performance share compensation expense was $23.1, $25.1 and $21.3, respectively, including $4.6, $4.9 and $4.2 of expense related to corporate allocations. As of December 31, 2022, there was $27.3 of total unrecognized compensation cost related to non-vested restricted stock, restricted stock unit and performance share-based compensation arrangements granted under the Company's stock incentive plans. That cost is expected to be recognized over a weighted average period of 1.9 years and will be included in direct costs and selling, general and administrative expenses.
Employee Stock Purchase Plan
Under the 2016 Employee Stock Purchase Plan, substantially all of Labcorp’s U.S. employees are permitted to purchase a limited number of shares of Labcorp stock at 85% of market value. Labcorp issues shares to participating employees semi-annually in January and July of each year. Labcorp uses the Black-Scholes model to calculate the fair value of the employee’s purchase right.
All Plans
Total stock-based compensation expense and the associated income tax benefits recognized by the Company in the combined statements of operations was as follows:

	Years Ended December 31,
	2022	2021	2020
Stock compensation expense	$25.4	$27.5	$23.1
Income tax benefits	$9.7	$6.5	$2.9
Of the total stock-based compensation expense recognized by the Company for the years ended December 31, 2022, 2021 and 2020, $20.3, $22.1 and $18.6, respectively, related directly to Company employees and $5.1, $5.4 and $4.5, respectively, related to allocations of Labcorp’s corporate and shared employee stock compensation expenses. Stock compensation expense is included in direct costs and selling, general and administrative expenses in the combined statements of operations.

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS
(In Millions unless stated otherwise)
13.    COMMITMENTS AND CONTINGENT LIABILITIES
The Company is involved from time to time in various claims and legal actions arising in the ordinary course of business. These matters may include commercial and contract disputes, employee-related matters, and professional liability claims. In accordance with FASB ASC 450 “Contingencies,” the Company establishes reserves for claims and legal actions when those matters present loss contingencies that are both probable and estimable. When loss contingencies are not both probable and estimable, the Company does not establish reserves. The Company does not believe that any liabilities related to such claims and legal actions will have a material effect on its financial condition, results of operations or cash flows.
The Company believes that it is in compliance in all material respects with all statutes, regulations, and other requirements applicable to its drug development support services. The drug development industry is, however, subject to extensive regulation, and the courts have not interpreted many of the applicable statutes and regulations. Therefore, the applicable statutes and regulations could be interpreted or applied by a prosecutorial, regulatory, or judicial authority in a manner that would adversely affect the Company. Potential sanctions for violation of these statutes and regulations include significant civil and criminal penalties, fines, the loss of various licenses, certificates and authorizations, and/or additional liabilities from third-party claims.
Labcorp obtains insurance coverage for certain catastrophic exposures as well as those risks required to be insured by law or contract. The Company is covered by those policies but is responsible for the uninsured portion of losses related primarily to general, professional and vehicle liability, certain medical costs and workers' compensation. The self-insured retentions are on a per-occurrence basis without any aggregate annual limit. Provisions for losses expected under these programs are recorded based upon the Company's estimates of the aggregated liability of claims incurred.
14.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The components of accumulated other comprehensive income (loss) are as follows:

	Foreign Currency Translation Adjustments	Net Benefit Plan Adjustments	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2020	$(107.9)	$(12.5)	$(120.4)
Current year adjustments	(32.3)	5.7	(26.6)
Tax effect of adjustments	—	(1.4)	(1.4)
Balance at December 31, 2021	$(140.2)	$(8.2)	$(148.4)
Current year adjustments	(127.0)	(0.6)	(127.6)
Tax effect of adjustments	—	—	—
Balance at December 31, 2022	$(267.2)	$(8.8)	$(276.0)
15.    PENSION AND POSTRETIREMENT PLANS
Defined Contribution Retirement Plans
The Company has various U.S. defined contribution retirement plans (401K Plans). Under these 401K Plans, employees can contribute a portion of their salary to the plan and the Company makes minimum non-elective contributions and matching contributions, depending on the terms of the specific plan. On January 1, 2021, all of the 401K Plans were modified to provide for 100% match of employee contributions up to 5% of their salary. In addition to the U.S. 401K plans, there are other defined contribution plans outside of the U.S., primarily in the UK, EU and Asia-Pacific regions. Total expense for all defined contribution plans for the years ended December 31, 2022, 2021 and 2020 was $54.9, $57.7 and $45.2 respectively.

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS
(In Millions unless stated otherwise)
Defined Benefit Pension Plans
Company employees participate in a funded defined benefit pension plan in the United Kingdom (the “UK Plan”). The UK Plan provides benefits based on various criteria such as years of service and salary, and is closed to new entrants and the accrual of service credits is as of December 31, 2019.
Net Periodic Benefit Costs
The components of the net periodic benefit costs for the defined benefit pension plans are as follows:

	Years Ended December 31,
	2022	2021	2020
Service cost for benefits earned	$0.2	$0.2	$0.2
Interest cost on benefit obligation	1.0	0.9	1.2
Expected return on plan assets	(2.2)	(2.0)	(2.0)
Net amortization and deferral	0.1	0.2	0.1
Defined-benefit plan costs	$(0.9)	$(0.7)	$(0.5)
Service costs are the only component of net periodic benefit costs recorded within Operating income.
The amounts recognized in accumulated other comprehensive income(loss) are as follows:

	Years Ended December 31,
	2022	2021	2020
Net actuarial loss in accumulated other comprehensive income(loss)	$(0.6)	$4.3	$(4.9)
Change in Projected Benefit Obligation
The change in the projected benefit obligation as of December 31, 2022 and December 31, 2021, is as follows:

	Years Ended December 31,
	2022	2021
Balance at beginning of the year	$64.0	$70.5
Service cost	0.2	0.2
Interest cost	1.0	0.9
Actuarial (gain) loss	(24.3)	(4.3)
Benefits and administrative expenses paid	(2.0)	(2.7)
Foreign currency exchange rate changes	(6.2)	(0.6)
Balance at end of the year	$32.7	$64.0
The accumulated benefit obligation as of December 31, 2022 and December 31, 2021 was $32.7 and $64.0, respectively.

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS
(In Millions unless stated otherwise)
Change in Fair Value of Plan Assets
The change in plan assets as of December 31, 2022 and December 31, 2021, is as follows:

	Years Ended December 31,
	2022	2021
Balances at beginning of the year	$59.4	$58.4
Business contributions	1.9	1.1
Actual return on plan assets	(22.8)	3.2
Benefits and administrative expenses paid	(2.0)	(2.7)
Foreign currency exchange rate changes	(5.8)	(0.6)
Fair value of plan assets at end of year	$30.7	$59.4
Change in Funded Status and Reconciliation of Amounts Recorded in the Balance Sheet
The change in the funded status of the plan and a reconciliation of such funded status to the amounts reported in the combined balance sheet as of December 31, 2022 and December 31, 2021, is as follows:

	Years Ended December 31,
	2022	2021
Funded status	$(2.1)	$(4.6)

Recorded as:
Other liabilities	$(2.1)	$(4.6)
Assumptions
Weighted average assumptions used to determine net periodic benefit costs are as follows:

	Years Ended December 31,
	2022	2021	2020
Discount rate	1.9%	1.3%	2.0%
Salary increases	N/A	N/A	3.5%
Expected long term rate of return	4.0%	3.3%	3.6%
Cash balance interest credit rate	N/A	N/A	N/A
A one percentage point decrease or increase in the discount rate would have resulted in a respective increase or decrease in 2022 retirement plan expense of $0.3.
Weighted average assumptions used to determine net periodic benefit obligations are as follows:

	Years Ended December 31,
	2022	2021
Discount rate	4.9%	1.9%
Salary increases	N/A	N/A
The discount rate is determined using the weighted-average yields on high-quality fixed income securities that have maturities consistent with the timing of benefit payments. Lower discount rates increase the size of the benefit obligation and generally increase pension expense in the following year; higher discount rates reduce the size of the benefit obligation and generally reduce subsequent-year pension expense.
The expected return on plan assets is the estimated long-term rate of return that will be earned on the investments used to fund the pension obligations. To determine this rate, the Business considers the composition of plan investments, historical returns earned, and expectations about the future. Actual asset over/under performance

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS
(In Millions unless stated otherwise)
compared to expected returns will respectively decrease/increase unrecognized loss. The change in the unrecognized loss will change amortization cost in upcoming periods. A one percentage point increase or decrease in the expected return on plan assets would have resulted in a corresponding change in 2022 pension expense of $(0.5).
The Company evaluates other assumptions periodically, such as retirement age, mortality and turnover, and updates them as necessary to reflect the Business's actual experience and expectations for the future. Differences between actual results and assumptions utilized are recorded in Accumulated other comprehensive income each period. These differences are amortized into earnings over the remaining average future service of active participating employees or the expected life of inactive participants, as applicable.
Plan Assets
The fair values of the assets at December 31, 2022 and December 31, 2021, by asset category are as follows:

Asset Category	Level of Valuation Input	Fair Value	Investments valued using NAV per share	Total
Cash and cash equivalents	Level 1	$0.4	$—	$0.4
Annuities	Level 3	10.0	—	10.0
Pooled investment funds		—	20.3	20.3
Total fair value		$10.4	$20.3	$30.7

Asset Category	Level of Valuation Input	Fair Value	Investments valued using NAV per share	Total
Cash and cash equivalents	Level 1	$0.3	$—	$0.3
Annuities	Level 3	16.6	—	16.6
Pooled investment funds		—	42.5	42.5
Total fair value		$16.9	$42.5	$59.4
The fair market value of index funds and pooled investment funds are valued using the net asset value (NAV) unit price provided by the fund administrator. The NAV is based on the value of the underlying assets owned by the fund. The fair value of annuity investments is based on discounted cash flow techniques using unobservable valuation inputs such as discount rates and actuarial mortality tables.

Fair Value Measurement of Level 3 Pension Assets	Annuities
Balance at December 31, 2020	$6.2
Actual return on plan assets	10.4
Balance at December 31, 2021	$16.6
Actual return on plan assets	(6.6)
Balance at December 31, 2022	$10.0
Investment Policies
Plan fiduciaries of various plans set investment policies and strategies, based on consultation with professional advisors, and oversee investment allocation, which includes selecting investment managers and setting long-term strategic targets. The primary strategic investment objectives are balancing investment risk and return and monitoring the plan’s liquidity position in order to meet the near-term benefit payment and other cash needs. Target allocation percentages are established at an asset class level by plan fiduciaries. Target allocation ranges are guidelines, not limitations, and occasionally plan fiduciaries will approve allocations above or below a target range.

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS
(In Millions unless stated otherwise)
The weighted average asset allocation of the plan assets as of December 31, 2022, by asset category is as follows:

December 31, 2022
Equity securities	37.9%
Debt securities	28.3%
Annuities	32.5%
Real estate	—%
Other	1.3%
The weighted average target asset allocation of the plan assets is as follows:

	December 31, 2022
Equity securities	35.0%	to	45.0%
Debt securities	30.0%	to	40.0%
Annuities	10.0%	to	20.0%
Real estate	—%	to	10.0%
Other	—%	to	5.0%
Pension Funding and Cash Flows
The Company expects to make approximately $1.8 in required contributions to its defined benefit pension plans during 2023. The Business targets funding the minimum required contributions but may make additional contributions into the pension plans in 2023, depending upon factors such as how the funded status of those plans change or to reduce the administrative costs of the plan.
The estimated benefit payments, which were used in the calculation of projected benefit obligations, are expected to be paid as follows:

2023	$0.9
2024	1.1
2025	1.1
2026	1.2
2027	1.6
Years 2028 to 2032	$9.1
16.    RELATED PARTY TRANSACTIONS
The combined financial statements have been prepared on a standalone basis and are derived from the consolidated financial statements and accounting records of Labcorp. The following discussion summarizes activity between the Company and Labcorp.
Allocation of General Corporate and Other Expenses
The combined statements of operations include expenses for certain centralized functions and other programs provided and administered by Labcorp that are charged directly to the Company. In addition, for purposes of preparing these combined financial statements on a carve-out basis, a portion of Labcorp’s total corporate expenses has been allocated to the Company. See Note 2, Summary of Significant Accounting Policies, for a discussion of the methodology used to allocate corporate-related costs for purposes of preparing these financial statements on a carve-out basis.

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS
(In Millions unless stated otherwise)
The following table is a summary of corporate and other allocations for the years ended December 31, 2022, 2021 and 2020:

	Years Ended December 31,
	2022	2021	2020
Direct costs, exclusive of depreciation and amortization	$166.6	$150.6	$131.6
Selling, general and administrative expenses, exclusive of depreciation and amortization	207.9	146.0	129.2
Restructuring and other charges	0.7	1.8	2.1
Foreign exchange gain (loss)	6.8	5.9	(9.1)
Corporate and other allocations	$382.0	$304.3	$253.8
Included in the aforementioned amounts are $286.8, $214.0 and $184.1 related to costs for certain centralized functions and programs provided and administered by Labcorp that are charged directly to the Company for the years ended December 31, 2022, 2021 and 2020, respectively. In addition, a portion of Labcorp’s total corporate expenses have been allocated to the Company for services from Labcorp. These costs were $95.2, $90.3 and $69.7 for the years ended December 31, 2022, 2021 and 2020, respectively. The allocations of foreign exchange gain (loss) represent the allocation of the results of hedging activities performed by Labcorp on behalf of the Company.
The Company has arrangements with third parties where the services are subcontracted to Labcorp (and its affiliates that are not part of the planned transaction). The Company’s direct costs include items purchased from Labcorp totaling $87.1, $70.1 and $54.7 in 2022, 2021 and 2020, respectively. These purchases were primarily comprised of central lab pass-thru costs of $85.2, $68.4, and $52.4 in 2022, 2021 and 2020, respectively.
Hedging Activities
The Company does not enter into any derivative contracts with external counterparties. However, Labcorp enters into foreign currency forward contracts with external counterparties to hedge certain foreign currency transactions with exposure predominantly to the Euro and British Pound. These contracts do not qualify for hedge accounting and the changes in fair value are recorded directly to earnings. Earnings related to these contracts were included in the combined statements of operations as part of corporate allocations.
Net Transfers To and From Labcorp
Net transfers to and from Labcorp are included within net parent investment on the combined statements of changes in equity. The components of the transfers to and from Labcorp in 2022, 2021 and 2020 were as follows:

	Years Ended December 31,
	2022	2021	2020
General financing activities	$(365.3)	$(405.3)	$(263.8)
Corporate allocations	356.6	276.8	230.7
Stock compensation expense	25.4	27.5	23.1
Total net transfers (to) from parent	$16.7	$(101.0)	$(10.0)

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS
(In Millions unless stated otherwise)
17.    SUPPLEMENTAL CASH FLOW INFORMATION

	Years Ended December 31,
	2022	2021	2020
Supplemental schedule of cash flow information:
Cash paid during period for:
Interest	$0.4	$0.2	$0.1
Income taxes, net of refunds	27.0	16.1	22.2
Disclosure of non-cash investing activities:
Change in accrued property, plant and equipment	1.8	(1.9)	(0.4)
18.    BUSINESS SEGMENT INFORMATION
The following tables are a summary of segment information for the years ended December 31, 2022, 2021 and 2020. The segment information is based upon the way the management of the Company organizes segments within an enterprise for making operating decisions and assessing performance. Financial information is reported on the basis that it is used internally by the chief operating decision maker (“CODM”) for evaluating segment performance and deciding how to allocate resources to segments. The Fortrea chief executive officer has been identified as the CODM.
The CODM allocates resources and assesses performance based on the underlying CDCS businesses which determines the Company's operating segments. In March 2023, our chief executive officer evaluated how he intends to allocate resources to achieve our financial goals and review business performance. As a result of that assessment we determined that we operate through two reportable segments, Clinical Services and Enabling Services. The Clinical Services segment, provides services across the clinical pharmacology and clinical development spectrum. The Enabling Services segment provides patient access and technology solutions to customers. When determining the reportable segments, the Company aggregated two operating segments in the Clinical Services reportable segment, based on their similar economic and operating characteristics. Prior periods have been conformed to this segment reporting structure. The CODM evaluates performance using Revenue and Segment operating income. Segment asset information is not presented because it is not used by the CODM at the segment level.
The Corporate costs not allocated to segments include stock-based compensation, acquisition related costs, spin costs, COVID-19 costs, Ukraine/Russia conflict costs, retention bonuses, costs of centralized functions that are allocated from Labcorp, and other charges not deemed to relate to segment performance. Through the spinoff date, the combined statements of operations will include costs for certain centralized functions and programs provided and administered by Labcorp that are allocated to the Company. These centralized functions and programs include, but are not limited to legal, tax, treasury, risk management, sales and marketing expenses, information technology, human resources, finance, supply chain, and executive leadership.

CLINICAL DEVELOPMENT AND COMMERCIALIZATION SERVICES BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS
(In Millions unless stated otherwise)
Operating income (loss) of each segment represents revenues less directly identifiable expenses to arrive at operating income for the segment.

	Years Ended December 31,
	2022	2021	2020
Revenues:
Clinical Services	$2,825.4	$2,763.5	$2,291.2
Enabling Services	270.7	294.0	289.1
Total revenues	$3,096.1	$3,057.5	$2,580.3

Operating Income:
Clinical Services	$413.4	$339.5	$232.3
Enabling Services	24.4	39.0	52.1
Segment operating income	437.8	378.5	284.4
Corporate costs not allocated to segments	(95.9)	(103.5)	(85.9)
Amortization	(65.7)	(140.0)	(96.0)
Goodwill and other asset impairments	(9.8)	—	(405.7)
Restructuring and other charges	(30.5)	(20.7)	(11.0)
Total operating income (loss)	$235.9	$114.3	$(314.2)